Exhibit 99.9

Prepared by:
William Colquhoun, FSAIMM
Emmanuel Henry, MAusIMM
Armando Simon, R. P. Geol (AIG)
Pierre Rocque, P. Eng.

Effective Date: 1 October 2007
Project No.: 155720

NOTICE TO READER
This technical report is being filed pursuant to the news releases issued on 26 November 2007 (filed on SEDAR 29 November 2007).

IMPORTANT NOTICE

This report was prepared as a National Instrument 43-101 Technical Report for Minera Andes Inc. (Minera Andes) by AMEC Americas Limited (AMEC). The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in AMEC’s services, based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended for use by Minera Andes subject to the terms and conditions of its contract with AMEC. This contract permits Minera Andes to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to National Instrument 43-101, Standards of Disclosure for Mineral Projects. Any other uses of this report by any third party is at that party’s sole risk.

CERTIFICATE OF QUALIFIED PERSON

Pierre Rocque, P. Eng.

AMEC Americas Limited

2020 Winston Park Drive, Suite 700

Oakville, ON, Canada L6H 6X7

Tel: (905) 829.5399 ext. 2393    Fax: (905) 829-3633

pierre.rocque@amec.com

I, Pierre Rocque, P. Eng., am employed as a Consulting Manager Mining and Geology with AMEC Americas Limited.

This certificate applies to the technical report entitled “NI 43-101 Technical Report Update On the San José Property, Santa Cruz Province, Argentina” with an effective date of 1 October 2007.

I am a member of Professional Engineers of Ontario and Ordre des ingénieurs du Québec. I graduated in 1986 from École Polytechnique de Montréal with a Bachelor’s degree in Mining Engineering (BIng.) and in 1992 from Queen’s University at Kingston with a Master’s degree in Mining Engineering (MSc.Eng.).

I have practiced my profession for twenty years. I have been directly involved in mine design of underground gold mines and, since 1997 I have overseen the mining engineering department at three narrow veins underground gold mines, providing relief to the Mine Manager and General Manager on site.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101 for this report.

I visited the San José Property between 14 May and 17 May, 2007 and from October 1 to 4, 2007.

I am responsible for the preparation of Sections 1.0 to 1.3, 1.8, 1.9, 1.11, 1.12, 2.0 to 6.0, 15.0, 17.2, 18.0, 19.0, 20.1, 20.4, 20.6, 20.8, 21.2, 21.4 of the technical report entitled “NI 43-101 Technical Report Update On the San José Property, Santa Cruz Province, Argentina” dated 1 October, 2007.

I am independent of Minera Andes Inc as independence is described by Section 1.4 of NI 43–101.

I have read NI 43–101 and this report has been prepared in compliance with that Instrument.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

“Signed and Sealed”

Pierre Rocque, P. Eng.

Consulting Manager Mining and Geology

Dated 1 October 2007

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel (604) 664-4315
Fax (604) 669-9516	www.amec.com

CERTIFICATE OF QUALIFIED PERSON

Emmanuel Henry, Principal Geostatistician, MAusIMM (C.P.)

AMEC International (Chile) S.A

Américo Vespucio 100 Sur, Oficina 203,

Las Condes, Santiago, Chile.

Tel. 56-2-210-9500    Fax 56-2-210-9510

emmanuel.henry@amec.com

I, Emmanuel Henry, MAusIMM (C.P.) am employed as a Principal Geostatistician with AMEC International (Chile) S.A., a division of AMEC Americas Limited.

This certificate applies to the technical report entitled “NI 43-101 Technical Report Update On the San José Property, Santa Cruz Province, Argentina” with an effective date of 1 October, 2007.

I am a member and chartered professional of the AusIMM. I graduated from the Ecole Nationale de Geologie de Nancy, France, in 1996. I completed a Master of Applied Sciences in Geostatistics at Ecole Polytechnique de Montreal, Canada, in 1999.

I have practiced my profession for more than eight years. I have been directly involved in mining operation, project management and resource estimation since 1999 and have participated in the audit and estimation of gold resource models in Canada, USA, and Argentina since 2003.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101 for this report.

I visited the San José Property between 1 October 2007 and 4 October 2007.

I am responsible for the preparation of Sections 1.7, 1.12, 17.1, 20.4 and 21.1 of the technical report entitled “NI 43-101 Technical Report Update On the San José Property, Santa Cruz Province, Argentina” dated 1 October 2007

I am independent of Minera Andes Inc as independence is described by Section 1.4 of NI 43–101.

I have read NI 43–101 and this report has been prepared in compliance with that Instrument.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

“Signed and Sealed”

Emmanuel Henry

Principal Geostatistician

Dated 1 October 2007

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel (604) 664-4315
Fax (604) 669-9516	www.amec.com

CERTIFICATE OF QUALIFIED PERSON

Armando Simón, Ph.D., Principal Geologist, R.P.Geo, (AIG)

AMEC International (Chile) S.A

Avda. Apoquindo 3846, 3rd. Floor

Las Condes, Santiago, Chile.

Tel. 56-2-210-8720    Fax 56-2-210-9510

armando.simon@amec.com

I, Armando Simón, Ph.D., R.P.Geo (AIG) am a Principal Geologist for AMEC International (Chile) S.A., a Division of AMEC Americas Limited (“AMEC”) located at Américo Vespucio 100 Sur, Oficina 203, Las Condes, Santiago, Chile, and have been so since January 2005.

This certificate applies to the technical report entitled “NI 43-101 Technical Report Update On the San José Property, Santa Cruz Province, Argentina” with an effective date of 1 October 2007.

I graduated from the University of Bucharest with a Bachelor of Engineering degree in Geology and Geophysics in 1974, and a Doctorate of Engineering with mention in Economic Geology in 1985. I am a member of the Australian Institution of Geoscientists (MAIG # 3003).

Since 1974 I have continually been involved in mineral exploration projects for precious and base metals and industrial minerals in Argentina, Brazil, Colombia, Cuba, Chile, Eritrea, Ethiopia, Guyana, Jamaica, Madagascar, Nicaragua, Peru, Portugal, Romania and Vietnam.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101 for this report.

I visited the San José Property from October 1 to 4, 2007.

I am responsible for the preparation of Sections 1.4 to 1.6, 1.12, 7.0 to 14.0, 20.2, 20.3, 20.5, 21.1 of the technical report entitled “NI 43-101 Technical Report Update On the San José Property, Santa Cruz Province, Argentina” dated 1 October 2007.

I am independent of Minera Andes Inc as independence is described by Section 1.4 of NI 43–101.

I have read NI 43–101 and this report has been prepared in compliance with that Instrument.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

“Signed and Sealed”

Armando Simón, Ph.D.,

Principal Geologist

R.P.Geo. (MAIG # 3003)

Dated 1 October 2007

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel (604) 664-4315
Fax (604) 669-9516	www.amec.com

CERTIFICATE OF QUALIFIED PERSON

William Colquhoun (FSAIMM)

AMEC (Perú) S.A.

Calle Las Begonias 441, Piso 8, San Isidro, Lima, Perú

Tel: (1) 221 3130    Fax: (1) 221 3143

william.colquhoun@amec.com

I, William Colquhoun, FSAIMM, am employed as a Project Manager and Principal Metallurgist with AMEC (Perú) S.A., a division of AMEC Americas Limited.

This certificate applies to the technical report entitled “NI 43-101 Technical Report Update On the San José Property, Santa Cruz Province, Argentina” with an effective date of 1 October, 2007.

I am a member of the Engineering Council of South Africa (Registration 96003) and a fellow of the Southern African Institute of Mining and Metallurgy (SAIMM). I graduated from the University of Strathclyde with a Bachelor of Science degree in Chemical and Process Engineering in 1982.

I have practiced my profession for 25 years. Since 1982 I have continually been involved in mineral processing projects for precious and base metals and industrial minerals in South Africa, Ethiopia, Canada, the United States, Australia, Chile, Perú, Argentina, Ecuador, Brazil, Ukraine, Mongolia, Russia and the Middle East. I have been directly involved in the preparation of feasibility studies relating to gold and silver projects and metallurgical investigations supporting these.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101 for this report.

I visited the San José Property on 16 September 2004, from May 14 to May 16, 2007 and from October 1 to 4, 2007.

I am responsible for the preparation of Sections 1.10, 1.12, 16.0, 20.7, 21.3 of the technical report entitled “NI 43-101 Technical Report Update On the San José Property, Santa Cruz Province, Argentina” dated 1 October 2007.

I am independent of Minera Andes Inc as independence is described by Section 1.4 of NI 43–101.

I have read NI 43–101 and this report has been prepared in compliance with that Instrument.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

“Signed and Sealed”

William Colquhoun FSAIMM

Project Manager and Principal Metallurgist

Dated 1 October 2007

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel (604) 664-4315
Fax (604) 669-9516	www.amec.com

SAN JOSÉ PROPERTY
SANTA CRUZ PROVINCE, ARGENTINA
NI 43-101 TECHNICAL REPORT

TABLE OF CONTENTS

1.0	SUMMARY			1-1
	1.1	Property Setting		1-1
	1.2	Tenure and Agreements		1-2
	1.3	Previous Work		1-2
	1.4	Geology and Mineralization		1-3
	1.5	Drilling and Sampling		1-4
	1.6	Data Verification		1-4
	1.7	Mineral Resources		1-5
	1.8	Mineral Reserves		1-7
	1.9	Mine Development and Mine Plan		1-8
	1.10	Metallurgy and Processing		1-10
	1.11	Cost Estimates and Financial Analysis		1-13
	1.12	Conclusions and Recommendations		1-14
2.0	INTRODUCTION AND TERMS OF REFERENCE			2-1
	2.1	Introduction		2-1
	2.2	Terms of Reference		2-1
3.0	RELIANCE ON OTHER EXPERTS			3-1
	3.1	Mineral Tenure		3-1
	3.2	Surface Rights, Access and Permitting		3-1
	3.3	Environmental		3-2
	3.4	Taxes		3-2
4.0	PROPERTY DESCRIPTION AND LOCATION			4-1
	4.1	Location		4-1
	4.2	Property and Title in Argentina		4-1
	4.3	Environmental Regulations		4-3
	4.4	Agreements		4-4
	4.5	Mineral Claims		4-5
	4.6	Surface Rights		4-9
	4.7	Environmental and Socio-Economic Issues		4-11
5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			5-1
	5.1	Accessibility		5-1
	5.2	Climate		5-1
	5.3	Local Resources and Infrastructure		5-2
	5.4	Physiography, Flora and Fauna		5-3
6.0	HISTORY			6-1
7.0	GEOLOGICAL SETTING			7-1
	7.1	Regional Geology		7-1
	7.2	San José Property Geology		7-1
		7.2.1	Bajo Pobre Formation (Upper Jurassic)	7-5
		7.2.2	Chon Aike/La Matilde Formation (Upper Jurassic)	7-7
		7.2.3	Castillo Formation (Cretaceous)	7-9
		7.2.4	Alma Gaucha Formation (Tertiary)	7-9
		7.2.5	Fluvio-glacial Till Deposits	7-11
		7.2.6	Geology of the Saavedra West Zone	7-11
		7.2.7	Structure	7-12
	7.3	Alteration		7-16

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8.0	DEPOSIT TYPE			8-1
	8.1	Introduction		8-1
	8.2	Some General Characteristics of Low Sulphidation Epithermal Gold Deposits		8-1
9.0	MINERALIZATION			9-1
	9.1	Introduction		9-1
	9.2	Huevos Verdes Vein System		9-1
		9.2.1	Huevos Verdes North	9-2
		9.2.2	Huevos Verdes South	9-3
		9.2.3	Huevos Verdes Central	9-6
	9.3	Frea Vein		9-6
	9.4	Kospi Vein		9-6
	9.5	Mineralization Controls		9-10
	9.6	Structural Model		9-11
	9.7	Other Targets		9-13
		9.7.1	Pluma Target Area	9-13
		9.7.2	Saavedra West Target Area	9-14
		9.7.3	Cretaceous Sediment-hosted Veins	9-15
		9.7.4	Other Exploration Targets Explored During 2005	9-16
		9.7.5	Other Exploration Targets Explored During 2007	9-16
10.0	EXPLORATION			10-1
	10.1	Minera Andes Exploration (1997 to 2001)		10-1
	10.2	MSC Exploration (2001 to February 2003)		10-2
	10.3	MSC Exploration (May 2003 to February 2004)		10-2
	10.4	MSC Exploration (September 2004 to May 2005)		10-3
	10.5	MSC Exploration (June 2005 to September 2007)		10-6
	10.6	Potential of Selected Exploration Targets:		10-7
11.0	DRILLING			11-1
	11.1	Introduction		11-1
	11.2	Minera Andes RC Drilling (1998 to 2000)		11-3
	11.3	Comments on the Minera Andes RC Drilling Campaigns		11-4
	11.4	Minera Andes Diamond Drilling (2000)		11-5
	11.5	MSC Diamond Drilling (2001)		11-5
	11.6	MSC Diamond Drilling (2002 to 2003)		11-6
	11.7	MSC Diamond Drilling (2004)		11-7
	11.8	MSC Definition Diamond Drilling (2005)		11-8
	11.9	MSC Regional Diamond Drilling (2005 to 2006)		11-10
	11.10	MSC Drilling (2006)		11-11
	11.11	MSC Drilling (2007)		11-12
	11.12	Conclusion on Drilling Programs		11-12
12.0	SAMPLING METHOD AND APPROACH			12-1
	12.1	Drilling Programs		12-1
		12.1.1	Minera Andes RC Drilling (1998 to 2000)	12-1
		12.1.2	Minera Andes Diamond Drilling (2000)	12-1
		12.1.3	MSC Core Drilling (2001)	12-2
		12.1.4	MSC Core Drilling (2002 to 2007)	12-2
	12.2	Trenching		12-3
		12.2.1	Minera Andes Trenching (1997 to 2000)	12-3
		12.2.2	MSC Trenching (2002)	12-4
		12.2.3	Underground Channel Chip Sampling (2004 to 2007)	12-4
13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY			13-1

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	13.1	Drilling Programs		13-1
		13.1.1	Minera Andes RC Drilling (1998 to 2000)	13-1
		13.1.2	Minera Andes Diamond Drilling (2000)	13-1
		13.1.3	MSC Core Drilling (2001)	13-1
		13.1.4	MSC Core Drilling (2002 to 2005)	13-2
		13.1.5	MSC Core Drilling (2006-2007)	13-2
	13.2	Quality Assurance/Quality Control Programs		13-2
		13.2.1	Minera Andes RC and Core Drilling Programs (1998 to 2000)	13-2
		13.2.2	MSC Core Drilling Programs (2001 to 2003)	13-3
		13.2.3	MSC Core Drilling and Underground Programs (2004 to 2005)	13-3
		13.2.4	MSC Core Drilling and Underground Programs (2006-2007)	13-6
14.0	DATA VERIFICATION			14-1
	14.1	Previous Verification		14-1
	14.2	Laboratory Inspections		14-2
	14.3	Independent Sampling		14-2
	14.4	AMEC QA/QC (2005)		14-3
	14.5	Drill Collar Review		14-4
		14.5.1	AMEC 2004 Site Visit	14-4
	14.6	Down-hole Survey Review		14-5
		14.6.1	Minera Andes RC Drilling (1998 to 2000) and MSC Core Drilling (2001)	14-5
		14.6.2	MSC Core Drilling (2002 to 2004)	14-5
		14.6.3	MSC Core Drilling (2005)	14-5
		14.6.4	MSC Core Drilling (2006-2007)	14-6
		14.6.5	Down-Hole Survey Discussion	14-6
	14.7	Density Review (2005)		14-6
		14.7.1	Core Bulk Density Measurements (Huevos Verdes and Frea)	14-6
		14.7.2	Core Density Measurements (Kospi)	14-7
		14.7.3	Underground In-Situ Density Sampling	14-8
	14.8	Geological Interpretation Review (2005 and 2007)		14-8
	14.9	Database Audit (2005)		14-9
	14.10	Database Audit (2007)		14-10
15.0	ADJACENT PROPERTIES			15-1
16.0	MINERAL PROCESSING AND METALLURGICAL TESTING			16-1
	16.1	Ore and Mineralogy Description		16-1
		16.1.1	Huevos Verdes and Frea Veins	16-1
		16.1.2	Mineralogy	16-2
	16.2	Test work		16-3
	16.3	Test work Results		16-11
	16.4	Metallurgical Recovery		16-21
	16.5	Processing		16-24
		16.5.1	Process Selection Criteria	16-24
		16.5.2	Process Description	16-27
		16.5.3	Plant Performance	16-29
17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES			17-1
	17.1	Resource Estimates		17-1
		17.1.1	Introduction	17-1
		17.1.2	Drilling Database and Validation	17-1
		17.1.3	Geological Models	17-2
		17.1.4	Exploratory Data Analysis	17-4
		17.1.5	Compositing and Data Analysis	17-5

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		17.1.6	Capping	17-8
		17.1.7	Variography	17-9
		17.1.8	Resource Estimation	17-11
		17.1.9	Model Validation	17-14
		17.1.10	Resource Classification	17-15
		17.1.11	Resource Tabulations	17-17
	17.2	Reserve Estimates		17-18
		17.2.1	Summary	17-18
		17.2.2	Cut-off Grade	17-18
		17.2.3	Mining Recovery	17-20
		17.2.4	Reserve Estimate	17-20
18.0	OTHER RELEVANT DATA AND INFORMATION			18-1
19.0	REQUIREMENTS FOR TECHNICAL REPORTS ON PRODUCTION AND DEVELOPMENT PROPERTIES			19-1
	19.1	Mine Design and Production Schedule		19-1
		19.1.1	Geomechanical	19-4
		19.1.2	Mining Method	19-5
		19.1.3	Mine Access and Development	19-11
		19.1.4	Mine Equipment	19-14
		19.1.5	Dewatering and Fresh Water	19-14
		19.1.6	Mine Ventilation	19-15
		19.1.7	Mine Compressed Air	19-17
		19.1.8	Mine Power	19-17
		19.1.9	Infrastructure and Ancillary Buildings (Facilities, Fire Protection, Communication, Security)	19-18
		19.1.10	Roads	19-20
		19.1.11	Waste Rock and Temporary Ore Storage	19-20
	19.2	Markets		19-21
	19.3	Contracts		19-21
	19.4	Environmental Considerations		19-21
	19.5	Taxes		19-22
	19.6	Capital Costs		19-26
	19.7	Operating Costs		19-29
	19.8	Economic Analysis		19-30
		19.8.1	Introduction	19-30
		19.8.2	Basis of Financial Analysis	19-30
		19.8.3	Metal Prices	19-30
		19.8.4	Principal Assumptions for Evaluation	19-31
		19.8.5	Cash Flow and NPV	19-31
		19.8.6	Sensitivity Analyses (Metal Price, Capex, Opex)	19-34
		19.8.7	Payback	19-34
	19.9	Mine Life		19-35
20.0	INTERPRETATION AND CONCLUSIONS			20-1
	20.1	Introduction		20-1
	20.2	Geology and Mineralization		20-1
	20.3	Assaying, QA/QC and Data Verification		20-1
	20.4	Mineral Resources and Reserves		20-2
	20.5	Exploration Potential		20-3
	20.6	Mine Development and Mine Plan		20-3
	20.7	Metallurgy and Processing		20-4

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	20.8	Cost Estimates and Financial Analysis	20-7
21.0	RECOMMENDATIONS		21-1
	21.1	Geology Database and Resource Models	21-1
	21.2	Mining	21-3
	21.3	Metallurgy and Processing	21-3
	21.4	Financial Analysis	21-5
22.0	REFERENCES		22-1
23.0	DATE AND SIGNATURE PAGE		23-1

LIST OF TABLES

Table 1-1: San José Project - Mineral Resources (Effective Date 30 June, 2007), A. Puerta, MAusIMM (adjusted by E. Henry, MAusIMM (CP) – AMEC)	1-6
Table 1-2: San José Project - Mineral Resources Comparison between December 31, 2006 (AMEC, 2007) and June 30, 2007	1-7
Table 1-3: Mineral Reserves (P. Rocque, P. Eng., June 30th, 2007)	1-8
Table 1-4: San José NPV (Base Case 8%)	1-14
Table 2-1: Site Visits Completed by QPs in Support of the Technical Report	2-3
Table 4-1: San José Property Mineral Claims Details	4-7
Table 4-2: Permits Applied for and/or Granted	4-8
Table 5-1: Access Routes to the San José Property from Buenos Aires	5-1
Table 6-1: General Exploration History of San José Property	6-2
Table 9-1: Summary of the Regional Targets (Drilled During 2005)	9-17
Table 9-2: Summary of the Regional Targets (Drilled During April-September 2007*)	9-17
Table 10-1: Annual Metres of Underground Development (HVN, HVS and Frea Combined) 2003 - 2007	10-7
Table 10-2: List of Intersections Considered in the Estimation of Potential Tonnages and Grades of Selected Exploration Targets	10-9
Table 10-3: Potential Tonnages and Grades of Selected Exploration Targets	10-12
Table 11-1: San José Project Exploration Yearly Drilling Summary	11-1
Table 11-2: San José Project—Drill Holes Considered in Current Resource/Reserve Estimates (Huevos Verdes North, Central and South; Frea; and Kospi Veins)	11-3
Table 12-1: Summary of Underground Sampling	12-5
Table 13-1: Analytical Methods	13-2
Table 13-2: Summary of 2004 to 2005 QAQC Program	13-4
Table 13-3: Summary of 2006 QAQC Program (Kospi Vein Core Drilling)	13-7
Table 13-4: Duplicate Sample Evaluation, Kospi Vein	13-7
Table 13-5: Summary of 2005-June 2007 QAQC Programs (Underground Channel Sampling)	13-9
Table 13-6: Twin Sample Evaluation, Channel Samples	13-10
Table 14-1: AMEC Re-Sampling and Assaying Summary	14-3
Table 14-2: Comparison between Surveyed and GPS Collar Locations-May 2007	14-4
Table 14-3: Drill Core Bulk Density Statistics, Huevos Verdes and Frea	14-7
Table 14-4: Drill Core Bulk Density Statistics, Kospi	14-8
Table 16-1: Average Overall Recovery, Whole Ore versus Flotation Concentrate Cyanidation	16-7
Table 16-2: Gekko Amenability Test work Summary of Progressive Recoveries	16-11
Table 16-3: Gekko GFIL Variability Test work Summary	16-14
Table 16-4: TECSUP Gravity-Flotation Test work Summary	16-19

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NI 43-101 TECHNICAL REPORT

Table 16-5: TECSUP Intensive Cyanidation Test work Summary	16-19
Table 16-6: Metallurgical Recovery	16-23
Table 16-7: Theoretical Metallurgical balance, September 2007	16-30
Table 16-8: Effective Metallurgical balance, September 2007	16-30
Table 16-9: Plant Accountability	16-30
Table 16-10: Grinding Performance	16-31
Table 17-1: Assay Statistics by Lithology for Each Vein (after MSC, 2007)	17-6
Table 17-2: Assay Statistics by Deposit (after MSC, 2007)	17-6
Table 17-3: Grade Capping by Deposit	17-9
Table 17-4: Ag Relative Variogram Parameters	17-9
Table 17-5: Au Relative Variogram Parameters	17-10
Table 17-6: Block Model Definition	17-11
Table 17-7: Estimation Plan Parameters	17-12
Table 17-8: Composites Used for Block Estimation – Huevos Verdes Domain	17-13
Table 17-9: Composites Used for Block Estimation – Frea Domain	17-13
Table 17-10: Composites Used for Block Estimation – Kospi Domain	17-13
Table 17-11: Comparison between Kriged and Neraest Neighbour Averages	17-14
Table 17-12: Geometric Classification Criteria Used by MSC	17-15
Table 17-13: San José Project - Mineral Resources (Effective Date 30 June, 2007, adjusted by E. Henry, MAusIMM (CP) – AMEC from A. Puerta, MAusIMM)	17-17
Table 17-14: Proven and Probable Mineral Reserves (reviewed by P. Rocque, P.Eng., June 30th, 2007)	17-20
Table 19-1: LOM Plan (prepared by AMEC, based on MSC initial mining sequence and depletion of mineral reserves).	19-3
Table 19-2: Diesel Mine Equipment	19-14
Table 19-3: Ventilation Airflow Survey (After MSC, April 2007)	19-16
Table 19-4: Planned Electrical Consumption	19-17
Table 19-5: Summary of Capital Costs by Work Area	19-27
Table 19-6: Sustaining Capital Costs	19-28
Table 19-7: Summary of Averaged Cash Operating Costs by Area	19-29
Table 19-8: Long-Term Metal Prices	19-30
Table 19-9: San José NPV (Base Case 8%)	19-31
Table 19-10: San José Cash Flow Summary	19-32
Table 20-1: San José NPV (Base Case 8%)	20-8

LIST OF FIGURES

Figure 2-1: Location Map	2-2
Figure 4-1: Land Tenure Map	4-6
Figure 5-1: Regional Access Map (provided by MSC)	5-2
Figure 7-1: Regional Geology Map	7-2
Figure 7-2: Geology of the San José Property (from MSC, 2005)	7-3
Figure 7-3: Geology and Drilling at the Huevos Verdes, Frea and Kospi Zones	7-4
Figure 7-4: Geology and Geophysical Anomalies, Saavedra West Target	7-14
Figure 7-5: Principal Structural Lineaments	7-15

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Figure 9-1: Cross Section A-A’ – Huevos Verdes North	9-4
Figure 9-2: Cross Section B-B’ – Huevos Verdes South	9-5
Figure 9-3: Cross Section C-C’ – Huevos Verdes Central	9-7
Figure 9-4: Cross Section D-D’ – Frea	9-8
Figure 9-5: Cross Section E-E’ – Kospi	9-9
Figure 9-6: Structural Formation of Veins (After Dietrich et al., 2004)	9-11
Figure 10-1: Chargeability Map over Central Portion of the San José Property (After MSC, 2007)	10-4
Figure 10-2: Resistivity Map over Central Portion of the San José Property (After MSC, 2007)	10-5
Figure 10-3: Outline of Potential Areas: Ayelén.	10-10
Figure 10-4: Outline of Potential Areas: Odin A.	10-10
Figure 10-5: Outline of Potential Areas: Odin B.	10-11
Figure 10-6: Outline of Potential Areas: Frea NW Extension.	10-11
Figure 10-7: Outline of Potential Areas: Frea SE Extension.	10-12
Figure 11-1: Drilling on the San José Property	11-2
Figure 13-1: Silver in Coarse Blank Samples, Underground Sampling	13-11
Figure 16-1: Average Gekko Batch Leach Test Extraction-Time Profile	16-18
Figure 16-2: Simplified Overall Process Diagram	16-28
Figure 16-3: Gravity+Flotation Au and Ag Recovery versus Concentration Ratio at Coarse and Fine Grinds	16-33
Figure 17-1: HVN Vein - Underground Channel Samples Outside the Interpreted Vein	17-3
Figure 17-2: Composite Length Variability for the Huevos Verdes Vein	17-7
Figure 17-3: Composite Length Variability for Frea Vein	17-7
Figure 17-4: Composite Length Variability for Kospi Vein	17-8
Figure 17-5: Measured Blocks on a Transversal View at Frea	17-16
Figure 19-1: Schematic of Mining Sequence	19-6
Figure 19-2: HV (North, Central and South) Stope Layout and Mining Plan.	19-8
Figure 19-3: Frea Stope Layout and Mining Plan	19-9
Figure 19-4: Kospi plan view	19-10
Figure 19-5: HV Stope Layout and Access	19-12
Figure 19-6: Frea Stope Layout and Access	19-13
Figure 19-7: Mine Site Infrastructure Layout (After MSC, 2007)	19-19
Figure 19-8: NPV Sensitivity Analysis	19-34

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1.0	SUMMARY

Minera Andes Inc. (Minera Andes) commissioned AMEC Americas Limited (AMEC), to update its recent independent Qualified Person’s Review and NI43-101 Technical Report (the Report) for the San José gold–silver project (the Project) located in the Province of Santa Cruz, southern Argentina.

Subsequent to a Feasibility Study in 2005 and a production decision in March 2006, the Project reached pre-production on 26 June 2007. Updated mineral resources and mineral reserves are discussed in this Report for the Huevos Verdes, Frea and Kospi Veins.

The following people served as the Qualified Persons responsible for the preparation of the Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1 (the Technical Report).

•	William Colquhoun, FSAIMM; Principal Metallurgist, AMEC Lima office

•	Emmanuel Henry, MAusIMM (CP); Principal Geostatistician, AMEC Santiago office

•	Armando Simon, R.P.Geol., AIG; Principal Geologist, AMEC Santiago office

•	Pierre Rocque, P.Eng.; Principal Mining Engineer, AMEC Oakville office

AMEC understands that this report will be used by Minera Andes in support of filings with the Toronto Stock Exchange.

Several effective dates are appropriate for this report, as shown below:

•	Effective Date of the report – 1 October 2007.

•	Effective Date of the Mineral Resources – 30 June 2007.

•

Effective Date of the Mineral Reserves – 30 June 2007 (note that these mineral reserves were originally reported by Minera Santa Cruz S.A. (MSC) as at 30 June 2007; however AMEC has reviewed and adjusted these, as discussed in Section 17.2).

1.1	Property Setting

The Property is situated in the Province of Santa Cruz, southern Argentina, 1,750 km south–southwest of the capital city, Buenos Aires, and 230 km southwest of the Atlantic coast port city of Comodoro Rivadavia. Access to the Property from Comodoro Rivadavia takes about 4.5 hours and is mostly along paved highways with the final 32 km along a well-maintained gravel road. Elevations on the Property range between approximately 300 and 700 masl.

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Topography is gently rolling, with a few deeply incised valleys. The climate is arid to semi-arid with short warm summers, and winters with temperatures commonly below 0ºC. Mining and exploration can continue year round in this part of Argentina.

Most of the Property area is uninhabited; it is however, used by local farmers for sheep and cattle grazing.

1.2	Tenure and Agreements

The Project is operated as a joint venture between Minera Andes S.A. (49%) and Hochschild Mining plc (51%), through the holding company Minera Santa Cruz S.A (MSC).

The Project covers 50,491 ha, comprising 46 contiguous Mining Claims (8 “Minas” or approved mining claims; and 38 “Manifestations” or claims that are in the application process for mining claim status) and one exploration claim (cateo). Mineral Reserves are hosted on “Minas” El Pluma E3 and El Pluma 4. The claims are all in good standing, with the appropriate annual holding costs paid. MSC holds the surface rights to the “San José Estancia”, where the mine and associated infrastructure are constructed and the “La Carmancita Estancia”, which provides right of way access between the mine and closest paved highway.

MSC retained Vector Peru S.A. to complete an EIA covering the Project in 2004. Approval was received from the Santa Cruz Provincial Department of Mining (DPM) on 1 March 2006. MSC has received an Environmental Quality Certificate from the DPM for 2006 and is currently awaiting approval for the 2007 certificate from the DPM. All other permits required to operate the mine are in place.

1.3	Previous Work

There is no formally-recorded exploration on the project prior to Minera Andes’ work during 1997 to 2001. Surface exploration during this period resulted in the discovery of the Huevos Verdes and Saavedra West epithermal vein and breccia systems. Hochschild Mining plc (until November 2006, a private Peruvian group named Mauricio Hochschild & Cia. Ltda) joint ventured into the property in 2001.

In 2004, a Feasibility Study was commissioned to evaluate the economics of an underground mining operation on the Huevos Verdes and Frea Veins. The Feasibility Study envisaged a 750 t/d operation over a 4.3 year mine-life, using mechanized cut-and-fill mining as the primary mining method, supplemented by conventional cut-and-fill mining where the vein width was not sufficient to permit entry of the mechanized equipment. Waste rock was to be used as backfill in the mining operation. San José mineralization was to be processed on-site using conventional crushing, grinding, flotation and concentrate cyanidation leach technology, with cyanide recovery and destruction. Gold and silver was planned to be recovered by standard Merrill Crowe zinc precipitation and refined to produce doré bars.

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The Feasibility Study was completed in October 2005 and in March 2006 led to a positive development decision, and commencement of commercial production in late June 2007. The veins included in the current mine plan are the Huevos Verde Veins, comprising three northwest aligned, discontinuous zones: Huevos Verdes North (HVN), Huevos Verdes Central (HVC) and Huevos Verdes South (HVS), the Frea vein and the Kospi vein. The three main veins HV, Frea and Kospi vein are located within about a 2 km radius of each other.

1.4	Geology and Mineralization

The San José Project is located in the extreme northwest corner of the 60,000 km2 Deseado Massif, in Patagonia, Southern Argentina. Jurassic volcanic rocks in the massif host numerous widely-distributed clusters of gold and silver bearing quartz veins such as Cerro Vanguardia, Martha, Manantial Espejo and San José. The Deseado Massif consists of Palaeozoic low-grade metamorphic basement rocks unconformably overlain by an extensive sequence of Middle to Upper Jurassic-aged andesitic to rhyolitic volcanic and volcanoclastic rocks. The Jurassic rocks are divided into the Bajo Pobre Formation, predominantly of intermediate composition, and the felsic Bahia Laura Group, which discordantly overlies the Bajo Pobre Formation. The Bahia Laura Group is in turn subdivided into the Chon Aike Formation (dominantly ignimbrites) and the La Matilde Formation (dominantly volcaniclastic rocks). These units are overlain by Cretaceous-aged tuffs and siliciclastic sediments of the Castillo Formation, which were deposited in small fault-controlled basins concentrated along the northern and southern margins of the Deseado Massif. Overlying these are Tertiary-aged flood basalts of the Alma Gaucha Formation, which are widespread and cover much of the northwestern and central portions of the massif.

Most mineralization and exploration targets on the San José Property are hosted in the Bajo Pobre Formation, and to a lesser degree, the Chon Aike Formation. Occurrences have also been documented in the Cretaceous-aged rocks. Targets other than the principal veins under production and development and their strike extensions, include the Odin (A and B), Ayelen, Flor, HV West, Kospi 1, Kospi South, Lourdes, Frigga, Aguas Vivas, Roadside, and Portuguese West. An exploration program is currently underway to explore these targets.

Mineralization is developed in low-sulphidation epithermal quartz vein, breccia and stockwork systems, and consists of banded to mottled “ginguro” quartz with irregular sulphide bands, mineralized by fine-grained argentite, pyrite and occasionally arsenopyrite. Sulphide percentages vary from vein to vein, but average from <1% to 5%.

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Vein lengths and thicknesses at the principal veins are variable, including 400 m of strike and 0.5 m to 4.0 m thicknesses at HVN; 520 m of strike and 0.5 m to 3.0 m thickness at HVS; 400 m of strike and 0.5 m to 5.0 m thickness at HVC; 600 m of strike and 0.5 m to 7.0 m thickness at Frea; and 1,100 m of strike and 0.3 m to 9.5 m thickness at Kospi.

The mineralized systems are preferentially developed in normal-sinistral faults striking 330° to 340°, and conjugate dextral faults striking ~300°. Fault slickensides at Huevos Verdes rake from 0° to 90° indicating that fault-veins range from pure strike-slip to dip-slip. Veins have variable dips, ranging from 42º and 75º to the northeast in the Huevos Verde and Frea veins to 65º to the southwest in the Kospi vein.

Alteration comprises a narrow halo of silicification around veins and fractures, surrounded by an extensive zone of intermediate argillic (often with an argillic overprint) alteration that is mixed with phyllic alteration. The intermediate alteration zone is in turn surrounded by a much more extensive zone of propylitic alteration.

1.5	Drilling and Sampling

Since 1998, a total of approximately 98,744 m in 583 exploration holes has been drilled on the various zones and targets throughout the Property. Of these, 493 of the holes are core (89,651 m) and 90 holes (9,093 m) are reverse circulation (RC). In addition there are more than 6,500 underground channel samples in roughly 2,000 sample lines from the HVN, HVS, and Frea veins, and more than 170 surface trenches.

A total of 472 drill holes and trenches (76,478 m) and 2,733 channel samples and are used to support the mineral resource estimates at HVN, HVS, HVC, HVrml, Frea and Kospi.

1.6	Data Verification

Data were verified in four phases, dating from 2001 to 2007. Verification included laboratory visits (2001 and 2005), independent core sampling (2001 and 2004), drill collar location verification (2004 and 2007), down hole survey review (2005 and 2007), density review (2005 and 2007), geological interpretation review (2005 and 2007), database auditing (2005 and 2007). In addition, reviews of the QA/QC data (blanks, standards, pulps and duplicates) were undertaken in 2004 and 2007. The checks indicated that most of the data are sufficiently free from error to support resource estimation; however, underground channel-chip sample precision continues to be poor, mainly due to difficult sampling conditions and, possibly, to inadequate sampling procedures. In addition, since the last Technical Report in 2005, an incomplete QA/QC program has been in place, lacking sufficient coverage of coarse and pulp duplicates. As a result, AMEC is unable to comment on sub-sampling and analytical precision; however, Au and Ag accuracy are within acceptable limits.

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1.7	Mineral Resources

Mineral Resources, as of 30 June 2007, were estimated by Hector Aspajo, MAusIMM and Abel Puerta, MAusIMM, (MSC), and audited and adjusted by Emmanuel Henry, MausIMM (CP) from AMEC.

Databases were constructed and maintained using the GEMM system, a proprietary MSC database. All assays were composited to full-width vein intercepts, and were not weighted with respect to vein intercept lengths. Each intercept thus represents a single composite. Composites and 3-dimensional solid models were constructed utilizing MineSight® commercial mine modelling software. Grade estimations for gold and silver were completed utilizing ordinary kriging methods via MineSight routines. Block grades were estimated within a “marginal cut-off” shell equating to $US45/t

A geological model was completed for each vein, containing two solids (domains); one representing the quartz vein and the other restricted to a US$45/t “marginal economic cutoff, which is internal to the quartz vein domain. The resource model was then constrained to the latter domain. The blocks were classified as Measured, Indicated or Inferred, in accordance with the Australasian 2004 JORC Code, based on the variogram ranges and the index of relative variability. These classifications were reconciled with 2005 CIM definitions. During the audit AMEC encountered several tabulation errors in the Huevos Verdes estimates and made the appropriate corrections. AMEC has re-tabulated the mineral resources and the restated CIM-definition-compliant resource estimates for the overall San José Project as shown in Table 1-1. AMEC also detected a high bias in the silver estimates at Huevos Verdes South in the order of 14%, which was not corrected.

The mineral resources were estimated using the following assumptions within a “marginal cut-off” shell equating to $US45/t or a silver-equivalent cut-off grade of 176 g/t Ag-equiv:

•	gold grade top-cuts: 65 g/t HVS; 10 g/t HVC; 50 g/t HVN; 50 g/t HVS Rml; 50 g/t Frea; 30 g/t Kospi

•	silver grade top-cuts: 6,000 g/t HVS; 500 g/t HVC; 4,000 g/t HVN; 5,000 HVS Rml ; 3,000 g/t Frea; 2,700 g/t Kospi

•	density: 2.595 t/m3 for all Huevos Verde zones, 2.611 t/m3 for Frea and Kospi

•	gold mill recovery: 89.65%

•	silver mill recovery: 90.49%

•	gold commercial recovery: 99.68%

•	silver commercial recovery: 99.75%

•	gold price: US$500.00/oz

•	silver price: US$9.00/oz

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Table 1-1: San José Project—Mineral Resources (Effective Date 30 June, 2007), A.

Puerta, MAusIMM (adjusted by E. Henry, MAusIMM (CP) – AMEC)

Vein	Category	Tonnes	Ag	Au	Ag	Au
		(kt)	(g/t)	(g/t)	(1,000 oz)	(1,000 oz)
	Measured	290	691	9.04	6,447	84
Huevos	Indicated	325	368	5.26	3,849	55
Verdes	Measured & Indicated	616	520	7.04	10,296	139
	Inferred	37	348	5.66	411	7
	Measured	354	397	5.70	4,523	65
Frea	Indicated	596	377	10.51	7,222	201
	Measured & Indicated	950	384	8.72	11,745	266
	Inferred	83	333	7.07	887	19
	Measured	—	—	—	—	—
Kospi	Indicated	800	622	7.63	15,991	196
	Measured & Indicated	800	622	7.63	15,991	196
	Inferred	110	577	9.06	2,040	32
	Measured	645	529	7.20	10,969	149
Total	Indicated	1,721	489	8.18	27,062	453
San José	Measured & Indicated	2,365	500	7.91	38,032	602
	Inferred	230	452	7.80	3,338	58

Notes: Cut-off Block value >US$45 = approximately 176 g/t AgEq; rounding of tonnes, as required by reporting guidelines may result in apparent differences between tonnes, grades, and contained metal.

The Measured and Indicated Mineral Resources has grown by 586 kt, 8,185,000 ounces of silver and 125,000 ounces of gold since the December 31, 2006 statement (Table 1-2). This is primarily the result of additional drilling.

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Table 1-2: San José Project—Mineral Resources Comparison between December 31, 2006

(AMEC, 2007) and June 30, 2007

Resource Estimate Date	Category	Tonnes (Kt)	Ag (g/t)	Au (g/t)	Ag (1,000 oz)	Au (1,000 oz)
	Measured	645	529	7.20	10,969	149
December 31, 2006	Indicated	1,721	489	8.18	27,062	453
	Measured & Indicated	2,365	500	7.91	38,032	602
	Inferred	230	452	7.80	3,338	58
	Measured	291	605	7.80	5,662	73
June 30, 2007	Indicated	1,488	505	8.44	24,184	404
	Measured & Indicated	1,779	522	8.33	29,847	477
	Inferred	318	567	9.03	5,799	92
	Measured	354	-76	-1	5,307	76
Difference since	Indicated	233	-16	-0	2,878	49
December	Measured & Indicated	586	-22	0	8,185	125
	Inferred	-88	-115	-1	-2,461	-34

Notes: Cut-off Block value >US$45 = approximately 176 g/t AgEq; rounding of tonnes, as required by reporting guidelines may result in apparent differences between tonnes, grades, and contained metal.

1.8	Mineral Reserves

Mineral reserves at the HVN, HVC, HVS, Frea and Kospi Veins were estimated by Abel Puerta MAusIMM (MHC) and reviewed/adjusted by Pierre Rocque, P. Eng from AMEC (Table 1-3). The estimate was completed in accordance with CIM Mineral Resource and Mineral Reserve Standards.

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Table 1-3: Mineral Reserves (P. Rocque, P. Eng., June 30th, 2007)

	Proven and Probable (t)	Au (g/t)	Ag (g/t)	Proven (t)	Au (g/t)	Ag (g/t)	Probable (t)	Au (g/t)	Ag (g/t)
Huevos Verdes (HV)
South (HVS)	287,000	7.64	565	177,000	8.70	655	110,000	5.93	419
Center (HVC)	78,000	3.90	214	—	—	—	78,000	3.90	214
North (HVN)	230,000	3.69	301	130,000	4.44	349	100,000	2.73	240
Total HV	595,000	5.62	417	307,000	6.91	526	288,000	4.26	301
Frea	937,000	7.77	343	350,000	4.84	344	587,000	9.52	342
Kospi	854,000	6.52	536	—	—	—	854,000	6.52	536

Total	2,386,000	6.79	430	657,000	5.80	429	1,729,000	7.16	431

Note: Rounding of tonnes as required by reporting guidelines may result in apparent differences between tonnes and grades.

Reserve parameters utilized by MHC were modified as required, and the following parameters support the reserves estimates:

•	minimum mining widths of 1.0 m for conventional cut-and-fill stopes and 1.5 m for mechanized cut-and-fill stopes

•	unplanned dilution of 12% (adjusted from 15% used in the Feasibility Study)

•	mining recovery of 95% (adjusted from 98% used by MSC)

•	stopes outlined according to a break-even cut-off value of US$94/t and also by consideration of key mining criteria such as width, equipment selection and stope access

•	recovery figures used against sill pillar reserves of 25% dilution and 75% mining recovery (not considered in MSC estimate)

•	10 m crown pillar

•	Mineral Reserves shown above are inclusive of the Mineral Resources shown on Table 1-1.

Mineral Reserves are considered sufficient to support a 9 year mine-life at an average mining rate of 750 t/d.

1.9	Mine Development and Mine Plan

The Huevos Verdes complex and the Frea vein are accessed via two separate declines from surface. The Frea vein is currently being mined by the MCF (mechanized cut-and-fill) method whereas portions of the HV vein are scheduled to be mined by the CF

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(conventional cut-and-fill) method due to narrower vein widths than at Frea. It is anticipated that the same mine design will be implemented for the Kospi deposit, once the characteristics of the vein are better understood.

The mining plan provided by MSC for the Huevos Verdes and Frea veins is based on minimum mining widths of 1.0 m for conventional cut-and-fill stopes and 1.5 m for mechanized cut-and-fill stopes. A 1-boom jumbo is used for development and production drilling in wider stopes (i.e. over 1.5 m); otherwise, hand-held drills (i.e. “stopers”) are used for production drilling. Ore haulage to the ore passes is by scooptrams ranging from 1.5 yd3 to 4.0 yd3. Current haulage is performed by 20 t trucks via the ramp to surface where it is transported directly from the mine to the processing plant.

Waste rock from development will be used for backfill in the cut-and-fill mining. Later in the mine life, when a shortage of waste rock for backfill occurs, then borrow surface till will be used for backfill.

Fresh air is distributed throughout the mine via a “pull” ventilation system, which uses one fan per vein to pull the air into the mine through near-vertical raise-bored raises and the declines.

According to the RMR classification system, both the HVN and HVS zones show Poor to Fair quality rockmass designations and the Frea zone ranges from Fair to Good. The most competent ground occurs in the ore body, then in the footwall, and finally in the hanging wall. Ground conditions tend to improve with increasing depth below surface. Visual assessment underground corroborates this statement. Bolts and wire mesh were observed occasionally; however, no systematic bolting has been implemented underground. In AMEC’s opinion, excavations where back span exceeds 3 m, and where the RMR value is less than 50, should be systematically bolted using a minimum 1.8 m (effective length) bolt.

Connection to the national power grid was deemed non-feasible during the Feasibility Study due to its inadequate and unreliable supply capacity. Consequently, electrical power is provided by an on-site, diesel-fired power generating station. The power generating plant consists of four generators, each capable of providing 1,600 kW of power (at 50Hz). Under normal operations, three generators provide approximately 4,800 kW, thus allowing one generator on standby.

Production currently comes from the Frea (60%) and HVS (40%) veins at a rate of 750 t/d. MSC is planning to increase daily throughput to 1,500 t/d.

An annual refining contract with Argor-Heraeus SA that is under negotiation will provide a market for gold and silver produced from the San José property.

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1.10	Metallurgy and Processing

Several bench-scale metallurgical investigations have been conducted on Huevos Verde samples since testwork was initiated by Minera Andes in 1998. Five metallurgical test programs were conducted on Huevos Verde samples between 1998 and 2005. Frea was investigated as part of the 2005 Feasibility Study. In these test programs, various metallurgical variables were examined to determine the optimum design parameters for the processing plant. The Feasibility Study proposed a concentrator flowsheet using two-stage crushing, ball mill grinding, flash and rougher flotation, pre-aeration, concentrate cyanide leaching in conventional agitated tanks and dewatering, acid volatilization cyanide recovery (AVR), sulphur dioxide-air (SO2-Air) cyanide destruction, and Merrill Crowe-smelting for the production of a gold-silver doré. A primary P80 grind of 75 µm was recommended, and an overall life-of-mine recovery of Au 90% and Ag 88% projected.

During early 2006, MSC and Gekko Systems (Gekko) jointly reassessed the Feasibility Study process flowsheet and began investigating the use of an alternative Gravity-Flotation-Intensive Leaching (GFIL) gold and silver recovery flowsheet that was developed by Gekko. Gold and silver will be recovered by direct electrowinning and resin column scavenging from the concentrate leach solution.

During 2006 and early 2007 Gekko conducted two phases of bench scale metallurgical testwork on metallurgical samples from HV and Frea veins to support their process design. Additional amenability testwork was subsequently conducted by Tecsup in 2007 on metallurgical samples from the new Kospi vein. Overall AMEC considers the testing completed on this process to be at a pre-feasibility level. The testwork generally confirms the amenability of the HV, Frea and Kospi veins to either the original feasibility flotation-leaching or the Gekko GFIL flowsheets. In general the veins are metallurgically similar. Metallurgical variability test work should be completed on Kospi in the future for mine planning recovery purposes.

The 750 t/d Gekko based process plant currently being commissioned by MSC is the first application of the process on a continuous basis, in this configuration, at this scale and on this type of mineralogy. MHC´s prior experience with the Gekko ILR technology and the preliminary Gekko testwork results led them to decide to advance the San José project to construction based on the Gekko flowsheet without any need for further assessment or a detailed feasibility study on the process. The current flowsheet is based on a primary grind size of P80 110 µm.

The final product will be doré bars. There is an option to produce a gold-silver concentrate, using a flotation cleaner and filter circuit provided, which will be bagged for shipping to a smelter. This will only be activated if the intensive leach plant is not operating.

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There is often some potential for unanticipated throughput and recovery loss and high operating cost risk exposure and learning curve typically associated with the commissioning a relatively new process concept or application that is progressed to construction in the absence of feasibility level definition. Based on its review of the Gekko testwork and engineering, AMEC believes these risks exceed that of normal unanticipated start-up issues and there are some specific aspects of the flowsheet that may require additional capital cost, modification and time following start-up in order to achieve the design 750 t/day throughput and planned recoveries and operating costs.

AMEC has identified some potential issues with the Gekko test work which relate to the plant process design criteria, scale-up and implementation of the as-built Gekko process. These, as well the fact that the process is being put into production without completion of a detailed feasibility study, results in an increased risk that the recoveries indicated in the following laboratory batch scale testwork will not be achieved in the plant currently being commissioned.

AMEC´s analysis of plant grind and throughput performance indicated the existing ball mill is too small to achieve the 750 t/d throughput and P80110 microns grind planned. At the planned grind AMEC expect the mill throughput will on average be about 88% of planned throughput.

AMEC also believes that the planned P80110 microns product size does not provide an optimum recovery and recommends 74 microns is considered. This appears to be supported by commissioning plant data AMEC reviewed. Overall AMEC believes additional grind capacity will be required to achieve the throughput and recoveries planned.

AMEC believes a gravity Falcon and flotation flowsheet is capable of achieving similar recoveries to the more complex Gekko Jig-Falcon gravity system and flotation flowsheet. AMEC recommends the recovery benefits of utilizing the Gekko Jig plant are reviewed in future plant trials relative to the ongoing operating and maintenance costs of operating this equipment.

Based on laboratory leach results Gekko concluded the San Jose GF concentrates are amenable to intensive cyanidation, using the Gekko In-Line Leach reactor. However no actual test or pilot work was conducted in an In-Line leach reactor and AMEC believes there is additional recovery risk associated with implementing continuous in-line leaching based on batch leach test work results.

Gekko reported concentrate cyanidation test work gave average gold and silver leach extractions of about 95-97%, in 24 to 48h. AMEC notes the reporting time of 24 -48 h, is longer than a 9 h residence time planned in the actual Gekko process. Silver-sulphide dominant mineralization similar to the flotation concentrate typically requires extended leach times (48h) to achieve efficient silver extractions. Consequently the indicated test work leach extractions should be treated with caution as AMEC believes actual Gekko plant leach recoveries will be lower than this. AMEC believes additional leach capacity wil be required and this is supported by current commissioning performance.

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AMEC believes the use of lower gravity-flotation concentration ratios (higher concentrate weight recoveries) than planned will improve recovery performance. High concentration ratios are currently being implemented to offset Gekko reactor throughput-residence time limitations that result in low gold and silver leach recoveries. However additional leach capacity will be required to do this.

AMEC has not assessed or costed the above risks in detail but have included an additional sustaining capital provision of $5 million in the project cash flow over Years 1 and 2 to cover potential unanticipated and unspecified modifications to the milling and concentrate leaching and recovery circuits that could be required to achieve the throughput and recoveries ultimately expected.

AMEC has also used a reduced recovery of 75% Au and 65% Ag in the initial year of operation based on current plant performance described in 16.5.3. AMEC expects that once required modifications are made to the process plant the planned throughput and recovery indicated by the feasibility study of about Au 90% and Ag 88% will ultimately be achieved.

Plant commissioning was initiated in July 2007, but the ramp-up is taking longer than initially planned because of commissioning and operational issues problems associated with the implementation of the Gekko process, which are still being resolved. During AMEC´s visit the plant was still being commissioned and operating at a lower throughput and recovery than planned. Plant throughput and recovery continued to improve from August to September under Gekko´s supervision, but AMEC expects modifications will ultimately be required to the process plant to achieve the planned throughput and recovery.

Most process control was being done manually due to unstable plant operation. The control philosophy should be reviewed.

Plant accountability based on physical production declined from 88% in August to 80% in September. AMEC regard this as low and should be investigated. During AMEC´s site visit some poor sample preparation practices associated with the mill feed head sample were noted which could be expected to introduce some sampling assay bias and should be corrected. A possible source of the current plant negative variance also includes overstating mill feed and physical theft and AMEC recommend the plant mill feed weightometer calibration should be checked and security controls reviewed.

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1.11	Cost Estimates and Financial Analysis

The total estimated capital cost to design and build the facilities planned in the 2005 Feasibility Study amounted to US$61.3 M (AMEC, 2005). A recent capital cost update provided by MSC shows an increase of 48%, to US$90.6 M (excluding sustaining capital costs, which vary from US$12 M to US$7 M per year until 2010). The estimate covers the direct field costs of executing the project, plus the indirect costs associated with design, procurement and construction efforts, including contingency and working capital.

MSC is considering re-evaluating the concept of installing a power line in order to reduce operating costs; this has not been included in the financial analysis.

The operating costs include those costs required to produce at a rate of 750 t/d, including all mine development costs (e.g. ramps, ventilation raises, backfill raises, etc.). These costs have been prepared using Q2 2007 US$ and exclude: contingencies, allowances for escalation, value-added taxes and import duties, and commercial fees and expenditures. The average cash operating costs are estimated at US$94/t of ore processed, or U$235/oz AuEq.

Smelter terms are consistent with industry standards and are considered in the cash flow calculations.

Long-term metal prices selected for the analysis were US$575 for gold and US$9 for Ag.

The project was evaluated on a stand alone, 100% equity-financed basis using a discounted cash flow analysis. Cash inflows consist of annual revenue projections for the remaining mine-life. Cash outflows such as sustaining capital, operating costs and taxes are subtracted from the inflows to arrive at the annual cash flow projections. Annual net cash flow (NCF) projections are then discounted for time and risk and summed to arrive at a net present value (NPV).

The results of the economic analysis represent forward-looking information as defined under Canadian securities law. The results depend on inputs that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here. Some of the key technical risks include: lower than anticipated metallurgical recoveries of gold and silver from the Gekko system; lower than expected mine recovery and higher than expected dilution; increases to future operating and capital costs; the fact that mineral resources and mineral reserves are estimates based on limited sampling data, interpretation of geology and assumptions applied that may change with increased exploration, development and mining; and future metal prices may change from those used in the economic model.

The NPV results for various discount rates are presented in Table 1-4.

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Table 1-4: San José NPV (Base Case 8%)

After Tax	Units	‘000
Cumulative Undiscounted Cash Flow	(US$)	149,535
NPV 5%	(US$)	109,315
NPV 8%	(US$)	91,279
NPV 10%	(US$)	81,166
NPV 15%	(US$)	61,026

The sensitivity analysis was performed on the Base Case NPV using an 8% discount rate. Positive and negative variations, up to 30% in either direction, were applied independently to the gold and silver prices, and the capital and operating costs.

The results of this analysis demonstrate that the project’s financial outcome is most sensitive to variation in gold price and silver price. The next most sensitive parameter is the operating costs. The capital cost is the parameter studies which had the least impact on the sensitivity of the NPV.

The cash-flow model was created on a moving forward basis. This implies that all of the capital already spent is considering sunk and was not included in the required initial investment. Therefore, the payback period for the remaining initial investment is 2.5 years. It is important to note that the sunk costs on this project are substantial.

1.12	Conclusions and Recommendations

Approximately ten years after the San José Property was first acquired by Minera Andes and through several successful exploration programs and development phases, mine preproduction was initiated at the Huevos Verdes and Frea Veins on 26 June 2007.

In some areas, the existing Mineral Resources and/or Reserves remain open along strike, or at depth. Additional drilling is recommended to further delineate these zones and ultimately to add to existing Mineral Resource and Mineral Reserves. Prior to the next run of the resource model several database and modeling issues should be addressed to improve the accuracy of the estimate. Most of these issues were uncovered during AMEC´s involvement with the audit and the review of the geological model and supporting database.

AMEC has noted that some mineralized intervals, showing vertical and horizontal continuity parallel to the main vein and logged in the drill holes, were not interpreted and captured in the current resource model.

Some of these improvements include the twinning of a representative number of RC and pre-2004 core holes, an evaluation of decay of cyclicity for the RC holes, further review of

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collar and downhole surveying for the drill holes, more detailed geological interpretations and further review on controls of mineralization, the construction of an oxide domain in the resource model, and continued review and improvement of the underground sampling methodology.

For the Huevos Verdes, Frea and Kospi veins, AMEC’s view is that the sample spacings currently being used for the Indicated category are the maximum allowable. This relates to the ability to determine the tonnage of mineable ore and adequately delineate the boundaries of the ore shapes (i.e. modelling the geometry of the veins). Subsequent to additional drilling and/ore underground development MSC should consider re-running the variography and constructing a new resource model to see if the resource classification can be improved.

The Gekko recovery process will need to be closely monitored to determine if the desired gold and silver recoveries are being achieved. Plant modifications are recommended by AMEC to achieve the life of mine recoveries projected at the required throughput. These include reducing the grind size to a primary P80 grind of 75 microns (from the 110 microns currently in the Gekko design criteria). The additional capital costs to achieve this have not been reviewed in detail, but are roughly estimated at US$5.0M.

In addition to the above plant-related capital costs, there are approximately US$20.8M from the 2007 revised capital cost estimate (MSC) that are still to be spent plus approximately US$37.2M in sustaining capital from 2007 until the end of mine life.

MSC’s next mineral reserve estimates will require improved documentation to assist in a transparent conversion of mineral resources to mineral reserves. AMEC strongly recommend that MSC identify sill pillar areas in the stoping blocks and assign appropriate dilution and mining recovery factors to those areas. AMEC agrees with the reduced dilution factor used by MSC (15% in the Feasibility Study versus 12% in the current LOM) based on visual observations at HVS and Frea; however, operational experience will need to be gained to substantiate a higher mining recovery factor.

AMEC anticipates adverse ground conditions during sill pillar recovery. Consequently, it is recommended to evaluate alternative mining methods to optimize sill pillar recovery.

Numerous other high priority targets have been identified on the Property through early previous stage drilling and surface exploration programs. The main targets are Odin (A and B), Ayelen, Flor, HV West, Kospi 1, Kospi South, Lourdes, Frigga, Aguas Vivas, Roadside, and Portuguese West. Although these are all considered to be at early stages of exploration, MSC believes that significant “upside potential” for the Property occurs within these prospects. Future explorations efforts should be focused within these zones.

The San José Property should be further evaluated for additional vein style gold and silver mineralization. An exploration program, as outlined below, is recommended. The total

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cost for the next phase of exploration is approximately US$3.92M and includes 145 drill holes totalling 38,300 m (at the time of this report the program has already commenced and 24 holes totalling 5,858 m had been completed from the overall program).

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2.0	INTRODUCTION AND TERMS OF REFERENCE

2.1	Introduction

Minera Andes Inc. (Minera Andes) commissioned AMEC Americas Limited (AMEC), to provide an updated independent Qualified Person’s Review and NI43-101 Technical Report (the Report) for the San José gold–silver project (the Project) located in the Province of Santa Cruz, southern Argentina (Figure 2-1). The Project is at a preproduction level and is scheduled to start mining and milling operations around the third quarter of 2007. Updated mineral resources and/or mineral reserves are discussed in this Report for the Huevos Verdes, Frea and Kospi Veins.

The following people served as the Qualified Persons (QPs) responsible for the preparation of the Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1 (the Technical Report).

•	William Colquhoun, FSAIMM; Principal Metallurgist, AMEC Lima office

•	Emmanuel Henry, MAusIMM (CP); Principal Geostatistician, AMEC Santiago office

•	Armando Simon, R.P.Geol., AIG; Principal Geologist, AMEC Santiago office

•	Pierre Rocque, P.Eng.; Principal Mining Engineer, AMEC Oakville office

AMEC understands that this report will be used by Minera Andes in support of disclosures with the Toronto Stock Exchange.

2.2	Terms of Reference

Subsequent to a Feasibility Study being completed in October 2005 for the San José Project (Cinits et al, 2005), a production decision was made on March 28, 2006 by Minera Santa Cruz S.A. (MSC), a 49%–51% joint-venture (JV) company set up between Minera Andes and Hochschild Mining plc (HMP). This report documents several significant changes that have been made to the Project’s mineral resources and the mineral processing plan since the Feasibility Study, as well as reporting on minor adjustments to the mineral reserves, life of mine (LOM) plans, and local infrastructures/facilities. The mine reached pre-production on 26 June 2007. Target production rate is 750 t/d; however MSC indicated that they will possibly increase this to 1,500 t/d.

In 2005, AMEC completed the geology, mining, metallurgical and process related aspects of the Feasibility Study. Vector Peru S.A.C. was retained to complete the hydrogeological and geotechnical aspects of the Study, while Vector Argentina S.A. completed environmental, permitting, and community relations.

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Figure 2-1: Location Map

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A Technical Report summarizing the Feasibility Study was prepared for Minera Andes and is on file on www.sedar.com. The report is entitled:

Cinits, R., Taylor, G., Colquhoun, W., Brisebois, K., and Elfin, S., 2005: Technical Report on the San José Property – Santa Cruz Province, Argentina, Effective Date 11 November 2005: a report for Minera Andes Incorporated, prepared by AMEC (Peru) S.A., Project 149301.

A second report was filed by Minera Andes in 2007, which updated the Mineral Resource estimate by including the Kospi Vein.

A portion of the background information and technical data for AMEC’s current review of the San José Project were obtained from the aforementioned reports. Additional information, including geological maps, reports and miscellaneous technical data, as listed in the References section at the conclusion of this report, were obtained from MSC in Argentina and Peru, and from Minera Andes in Spokane, USA.

The QPs each visited the San José Property on different occasions between September 2004 and October 2007 (Table 2-1) during which time additional background data was reviewed and new pertinent studies were completed by each QP for their specific area of expertise.

Table 2-1: Site Visits Completed by QPs in Support of the Technical Report

Qualified Person	Date(s) of Site Visit		Sections of Responsibility (or Shared Responsibility)
	from	to
Pierre Rocque, P.Eng	May 14, 2007	May 18, 2007

	October 1, 2007	October 4, 2007	1.0 to 1.3, 1.8, 1.9, 1.11, 1.12, 2.0 to 6.0, 15.0, 17.2, 18.0, 19, 20.1, 20.4, 20.6, 20.8, 21.2, 21.4

William Colquhoun, FSAIMM	September 16, 2004	(one day)
	May 14, 2007	May 16, 2007

	October 1, 2007	October 4, 2007	1.10, 1.12, 16.0, 20.7, 21.3

Emmanuel Henry, MAusIMM (CP)	October 1, 2007	October 4, 2007	1.7, 1.12, 17.1, 20.4, 21.1

Armando Simon, R.P.Geol., AIG	October 1, 2007	October 4, 2007	1.4 to 1.6, 1.12, 7.0 to 14.0, 20.2, 20.3, 20.5, 21.1

AMEC is neither an associate nor affiliate of Minera Andes, nor of any associated company, or any joint-venture company. AMEC’s fees for this Technical Report are not dependent in whole or in part on any prior or future engagement or understanding resulting from the conclusions of this report. These fees are in accordance with standard industry fees for work of this nature, and AMEC’s previously provided estimates are based solely on the approximate time needed to assess the various data and reach the appropriate conclusions.

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Several effective dates are appropriate for this report, as shown below:

•	Effective Date of the report – 1 October 2007

•	Effective Date of the Mineral Resources – 30 June 2007

•

Effective Date of the Mineral Reserves – 30 June 2007 (note that these mineral reserves were originally reported by MSC as at 30 June 2007; however AMEC has reviewed and adjusted these, as discussed in Section 17.2.

All measurement units used in this report are metric, and currency is expressed in US dollars unless stated otherwise. The currency used in Argentina is the Peso. The exchange rate as of 30 June 2007 is US$1.00, equal to approximately 3.09 Pesos.

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3.0	RELIANCE ON OTHER EXPERTS

The AMEC QPs, authors of this Technical Report, state that they are qualified persons for those areas as identified in the “Certificate of Qualified Person” attached to this report. The authors have relied, and believe there is a reasonable basis for this reliance, upon the following reports, which provided information regarding mineral rights, surface rights, permitting, and environmental issues in sections of this Technical Report as noted below.

3.1	Mineral Tenure

AMEC QPs have not reviewed the mineral tenure, nor independently verified the legal status or ownership of the Project area or underlying property agreements. AMEC has relied upon Minera Andes experts for this information through the following documents (included in the previous 2007 Technical Report completed by AMEC):

•

Letter, dated 28 February 2006 entitled “Update on our report dated February 28, 2005, regarding the “Verification of Title and Legal Status of Mining Properties pertaining to the San José Project held by Minera Santa Cruz S.A.” by Brons and Salas, Solicitors, Buenos Aires, Argentina (Section 4.5 of this report).

•	Letter, dated 1 March 2006 entitled “Minera Andes S.A” by Brons and Salas, Solicitors, Buenos Aires, Argentina (Section 4.4 of this report).

•

Email dated 1 June 2007 from Jaime Rinaldi (Legal Counsel, Minera Andes SA–Argentina) to Robert Cinits with an attached spreadsheet “MSC Mining Properties Status Report (May 18, 2007)” (Section 4.5 of this report).

•	Email dated 21 August 2007 from Gonzalo Freyre (MSC – Argentina General Manager) to Robert Cinits with an attached document “Pending Questions.doc” (Sections 4.5 of this report).

3.2	Surface Rights, Access and Permitting

AMEC QPs have relied on information regarding Surface Rights, Road Access and Permits, including the status of the granting of surface rights by the Argentinean Government for land designated for mining, milling, dumps and tailings impoundments and have relied upon Minera Andes experts for this information through the following documents:

•

Email dated 21 August 2007 from Gonzalo Freyre (MSC–Argentina General Manager) to Robert Cinits with an attached document, which explains the updated status of surface rights, access and permitting since the last Technical Report entitled “Pending Questions.doc” (Sections 4.6 of this report).

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•	Email dated 1 June 2007 from Jaime Rinaldi (Legal Counsel, Minera Andes SA–Argentina) to Robert Cinits with a document “Description of Real Properties” (Section 4.6 of this report).

3.3	Environmental

AMEC QPs have relied upon the environmental status and mine closure plan for the Project and have relied upon opinions of experts retained by MSC, through the following document:

•

EIA document entitled “Estudio de Linea Base Ambiental, Plan De Trabajo” prepared by Vector Argentina S.A. for Cia Minera Santa Cruz, November 2004, Report J. 04.82.09.02 (Sections 4.7 and 19.4 of this report).

3.4	Taxes

AMEC QPs have relied upon opinions of experts retained by MSC, for information regarding the taxes applicable to the project through the following document:

•	Memo, dated August 22, 2005 titled “Financial Model San José Project – Draft Version” by Sergio Testoni (PricewaterhouseCoopers) provided to Fernando Garcia (MSC), (Section 19.5 of this report).

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4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	Location

The San José Property is located in the Patagonia Region in southern Argentina at the approximate latitude 46°41'S and longitude 70°17'W (Gauss Kruger coordinates 4,830,000 N, 2,400,000 E). The Property is situated in the District of Perito Moreno in the Province of Santa Cruz, 1,750 km south–southwest of the capital city, Buenos Aires, and 230 km southwest of the Atlantic coast port city of Comodoro Rivadavia. The Property is 150 km east of the Chilean border (refer to Figure     2-1). Comodoro Rivadavia is the location of the closest commercial airport to the project site, and has regularly-scheduled daily flights from Buenos Aires.

Elevations on the Property range between approximately 300 and 700 masl. Topography is gently rolling, with a few deeply incised valleys. The underground development on the Huevos Verdes and Frea Veins, together with the processing facility, infrastructure, and tailings impoundment, are currently being constructed on high ground 3.5 km to the east of the Pinturas River, at elevations which range between 530 and 570 masl.

The Huevos Verdes, Frea and Kospi Zones are the principal mineralized targets on the Property and host the mineral resources and/or reserves discussed in this report. These three zones are centered at the approximate Gauss Kruger coordinates 2,400,500 E, 4,831,000 N; 2,401,300 E, 4,832,500 N; and 2,400,125 E, 4,832,000 N, respectively. Numerous other prospects at various stages of exploration have been identified throughout the Property.

4.2	Property and Title in Argentina

The following summary of regulations for exploration and exploitation concessions is based on information taken from Minera Andes, 2007 Management’s Discussion and Analysis (MD&A) posted on www.sedar.com (Minera Andes Inc., 2007).

Mineral rights in Argentina are separate from surface ownership and are owned by the federal government. Mineral rights are administered by the Provinces. The following summarizes some of the Argentinean mining law terminology in order to aid in understanding of Minera Andes’ land holdings in Argentina.

Cateo: A Cateo is an exploration concession which does not permit mining but gives the owner a preferential right to a mining concession for the same area. Cateos are measured in 500 ha unit areas, and a Cateo cannot exceed 20 units (10,000 ha). No entity may hold more than 400 units in a single province. The term of a Cateo is based on its area: 150 days for the first unit (500 ha) and an additional 50 days for each unit thereafter. After a period of 300 days, 50% of the area over four units (2,000 ha) must be dropped. At 700 days, 50% of the area remaining must be dropped. Time extensions may be granted to allow for bad weather, difficult access, etc. Cateos are identified by a file number or “expediente” number. Cateos are awarded by the following process:

•	Application for a Cateo covering a designated area. The application describes a minimum work program for exploration.

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•	Approval by the province and formal placement on the official map or graphic register.

•	Publication in the provincial official bulletin.

•	A period following publication for third parties to oppose the claim.

•	Awarding of the Cateo.

The length of this process varies depending on the Province, and commonly takes up to two years. Accordingly, Cateo status is divided into those that are in the application process and those that have been awarded. Applicants for Cateos may be allowed to explore on the land pending formal award of the Cateo, with the approval of the surface owner of the land. The time period after which the owner of a Cateo must reduce the quantity of land held does not begin to run until 30 days after a Cateo is formally awarded.

A “canon fee”, or tax, of Argentinean Peso $400 per unit must be paid upon application for the Cateo.

Mina: To convert an exploration concession to a mining concession, some or all of the area of a Cateo must be converted to a “Mina”. Minas are mining concessions which permit mining on a commercial basis. The area of a mina is measured in “Pertenencias”. Each Mina may consist of two or more Pertenencias. “Common Pertenencias” are 6 ha and “disseminated Pertenencias” are 100 ha (relating to disseminated deposits of metals rather than discrete veins). The mining authority may determine the number of Pertenencias required in order to cover the geological extent of the mineral deposit in question. Once granted, Minas have an indefinite term assuming exploration development or mining is in progress. An annual canon fee of Peso$80 per Pertenencia is payable to the province.

Minas are obtained by the following process:

•

Declaration of “Manifestation of Discovery” in which a point within a Cateo is nominated as a discovery point. The Manifestation of Discovery is used as a basis for location of Pertenencias of the sizes described above. Manifestations of Discovery do not have a definite area until Pertenencias are proposed. Within a period following designation of a Manifestation of Discovery, the claimant may do further exploration, if necessary, to determine the size and shape of the orebody.

•

Survey (“mensura”) of the Mina. Following a publication and opposition period and approval by the province, a formal survey of the Pertenencias (together forming the Mina) is completed before the granting of a Mina. The status of a surveyed mina provides the highest degree of mineral land tenure and rights in Argentina.

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Estaca Minas: These are six-hectare extensions to existing surveyed minas that were granted under previous versions of the mining code. Estaca Minas are equivalent to Minas. New Estaca Minas were eliminated from the mining code in August 1996.

Provincial Reserve Areas: Provinces are allowed to withdraw areas from the normal Cateo/Mina process. These lands may be held directly by the province or assigned to provincial companies for study or exploration and development.

All mineral rights described above are considered forms of real property and can be sold, leased or assigned to third parties on a commercial basis. Cateos and Minas can be forfeited if minimum work requirements are not performed or if annual payments are not made. Generally, notice and an opportunity to cure defaults are provided to the owner of such rights.

Grants of mining rights, including water rights, are subject to the rights of prior users.

4.3	Environmental Regulations

The Environmental Protection Mining Code of Argentina, enacted in 1996, establishes the guidelines for preparing the environmental impact statement for mining projects. The Argentine government leaves the application of this law to the environmental secretary designated within each Province.

A party wishing to commence or modify any exploration or mining-related activity as defined by the Mining Code, including property abandonment or mine closure activity, must prepare and submit to the Provincial Environmental Management Unit (PEMU) an Informe de Impacto Ambiental or Environmental Impact Assessment (EIA) prior to commencing the work. Each EIA must describe the nature of the proposed work, its potential risk to the environment, and the measures that will be taken to mitigate that risk. The PEMU has a sixty-day period to review and either approve or reject the EIA; however, the EIA is not considered to be automatically approved if the PEMU has not responded within that period. If the PEMU deems that the EIA does not have sufficient content or scope, the party submitting the EIA is granted a thirty-day period in which to resubmit the document.

If accepted by the PEMU, the EIA is used as the basis to create a Declaración de Impacto Ambiental or Declaration of Environmental Impact (DEI) to which the party must agree to uphold during the mining-related activity in question. The DEI must be updated at least once every six months. Sanctions and penalties for non-compliance to the DEI are outlined in the Environmental Protection Mining Code, and may include warnings, fines, suspension of Environmental Quality Certification, restoration of the environment, temporary or permanent closure of activities, and removal of authorization to conduct mining-related activities.

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4.4	Agreements

MSC is a holding and operating company which holds 100% interest in the San José Project. MSC was set up under the terms of an option and JV agreement (“the Agreement”) between Minera Andes S.A. (MASA; a 95%-owned subsidiary of Minera Andes Incorporated (MAI) of Spokane, Washington, USA) and Hochschild Mining plc (HMP), a public UK-registered company based in Peru, through their wholly owned Cayman Islands-based subsidiary Hochschild Mining (Argentina) Corporation (HMC). HM was formerly a private Peruvian company named Mauricio Hochschild & Cia. Ltda. (MHC) that in November 2006 became a publicly-traded company on the London stock exchange. MSC was specifically set up in March 2001 to explore, and possibly, develop gold and silver mineralization on the San José Property and is owned 51% by MHC and 49% by MASA. The remaining 5% of MASA is held by an individual, as required by Argentinean law; however Minera Andes has an irrevocable transferable option to purchase the remaining 5% and through this, they beneficially own 49% of the Property.

The original Agreement was finalized on 15 March 2001.

Under the Agreement, MHC could earn a 51% ownership in the Property by spending a total of US$3 million over three years, and of that, a minimum of US$100,000 per year had to be spent on exploration targets within the Property other than the Huevos Verdes vein. In addition, MHC was required to make semi-annual payments totalling US$400,000 per year (subsequently amended to US$200,000 per year as noted below) until “pilot plant” production was achieved. As part of the Agreement, title to the Property was transferred to, and held by, the joint venture holding and operating company (MSC).

On May 6, 2003 MHC fulfilled all obligations necessary to enable MHC to vest at 51% in the San José project. In the fourth quarter of 2003, Minera Andes subscribed for additional equity in MSC, so as to maintain their 49% interest.

On October 20, 2004, Minera Andes and MHC reached an amendment to the Agreement whereby the advanced-stage San José project could proceed directly to a full-scale milling operation, should the Feasibility Study (at the time already underway) result in a positive production decision. The amendment to the Agreement eliminated the requirement for initial preliminary production from a 50 t/d pilot plant.

MHC’s property payment structure to Minera Andes was also changed in the Amendment. Originally, the Agreement included payments totalling US$400,000 a year until a 50 t/d pilot was built. In lieu of building the pilot plant, Minera Andes still received payments from MHC of US$400,000 annually that continued until the positive Feasibility Study was received in October, 2005. Payments were then reduced to US$200,000 annually and continued until 28 March 2006, when the MSC board of directors approved a positive mine completion plan.

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4.5	Mineral Claims

The San José project area covers approximately 50,491 ha and is comprised of 46 contiguous mining claims (“Minas” and “Manifestations of Discovery”) totalling approximately 40,498.69 ha and one exploration claim (“Cateo”) totalling 9,992.5 ha (Figure 4-1). The mining claims include 8 Minas (7,550 ha) and 38 Manifestations of Discovery (32,948.69 ha).

Table 4-1 shows a list of the mineral claims that comprise the Property along with their respective registration codes, areas, and legal status. The 38 Manifestations of Discovery within the overall Property position are in various stages of conversion to a Mina status. The two claims that host the mineral reserves on the Property (El Pluma E3, El Pluma 4) are both classified as Minas. Claim boundaries on the Property are defined by coordinates in the Gauss Kruger coordinate system.

Once production is realized on the Property the value of production “mouth of mine” is subject to a provincial royalty. MSC informed AMEC that the amount of the royalty is still being reviewed by the provincial authorities and could range from 1% to 2.5%.

MSC’s annual payments for claim holding costs (“canon”) are divided between the first and second semesters and paid in February and June, respectively. Canon payments for all of the mining claims and cateos in 2006 were approximately Pesos$337,600 (approximately US$109,700). The first semester 2007 holding cost payments have been paid in February 2007 and amounted to Pesos$130,000 or approximately US$42,000. The second semester payments were paid in June 2007 and totalled Pesos$164,800 or approximately US$53,000.

Other permits applied for and/or accepted, in order to advance the Project, are shown on Table 4-2.

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Figure 4-1: Land Tenure Map

HIGHWAY
RP-43
TO PERITO MORENO
EL PLUMA
TO LAS HERAS
Rio Deseado
Aguas Vivas
La Sopresa
El Pluma West
Pluma
Pluma South
Frea Satellite
FREA
Roadside
Odin
Frigga
Portugues West
Austri
HUEVOS VERDES
CAMP
Rio Pinturas
TRES COLORES G
TRES COLORES F
TRES COLORES E
TRES COLORES D
TRES COLORES C
TRES COLORES B
TRES COLORES A
EL PLUMA 4
UNO A
UNO B
UNO D
UNO E
UNO F
UNO G
SAAVEDRA 5
SAAVEDRA 4
SAAVEDRA 8
SAAVEDRA 2a
SAAVEDRA 9
SAAVEDRA 11
SAAVEDRA 13
SAAVEDRA 6b
SAAVEDRA 3
SAAVEDRA 7a
SAAVEDRA 1a
SAAVEDRA 10
SAAVEDRA 12
SAAVEDRA 14
SaavNE1
SaavNE2
SaavNE3
SAAEVEDRA
TRES A
TRES B
TRES C
TRES D
TRES E
TRES F
LEGEND
PRINCIPAL MINERALIZED ZONES
REGIONAL MINERALIZED TARGETS
AREA OF "Estancia San Jose" SURFACE RIGHTS AGREEMENT
AREA OF "Estancia Carmancita" SURFACE RIGHTS AGREEMENT
MINING CLAIMS (MANIFESTATIONS OF DISCOVERY)
EXPLORATION CONCESSION (CATEO)
PAVED HIGHWAY
GRAVEL ACCESS ROAD
TOWNS
0
2.5
5 Km
1:200,000
PROJECT
SAN JOSE PROJECT
CLIENT
MINERA ANDES
LOCATION
ARGENTINA
amec
LAND TENURE MAP
PROJECT No
149301
DATE
AUGUST 2007
SCALE
1:200,000
FIGURE 4-1

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Table 4-1: San José Property Mineral Claims Details

Claim	File Number	Area (ha)	Initial Application Date	Mina Application Date	Mina Approval Date	Annual Holding Cost ($Pesos)	Conversion to Mina Status*
Saavedra 7a	10.090/MA/99	1,000	3/10/1999	4/15/2002	12/6/2006	8,000	1
Saavedra 5	410.089/MA/99	800	3/10/1999	10/30/2002	—	6,400	2
Saavedra 2a	410.091/MA/99	1,000	3/10/1999	5/5/2004	—	8,000	2
Saavedra 1a	410.093/MA/99	1,000	3/10/1999	5/5/2004	—	8,000	2
Saavedra 8	410.092/MA/99	1,000	3/10/1999	2/15/2006	—	8,000	3
Saavedra 6b	410.094/MA/99	800	3/10/1999	7/1/2005	—	6,400	4
Saavedra 4	410.095/MA/99	800	3/10/1999	7/1/2005	—	6,400	4
Saavedra 3	410.096/MA/99	800	3/10/1999	7/1/2005	—	6,400	4
El Pluma E1	410.412/MA/99	1,000	4/16/1999	4/11/2005	8/9/2006	8,000	1
El Pluma 1	410.411/MA/99	750	4/16/1999	7/1/2005	—	6,400	4
Tres Colores A	411.332/MA/99	1,000	8/4/1999	7/1/2005	8/9/2006	8,000	1
Tres Colores B	411.331/MA/99	998.5	8/4/1999	7/1/2005	—	8,000	3
Tres A	411.333/MA/99	1,000	8/4/1999	7/1/2005	—	8,000	6
Tres B	411.334/MA/99	750	8/4/1999	8/12/2005	—	6,400	6
El Pluma E2	412.278/MA/99	1,000	11/22/1999	8/12/2005	8/9/2006	8,000	1
El Pluma 3	412.279/MA/99	750	11/22/1999	8/12/2005	10/18/2006	6,400	1
El Pluma E3	412.280/MA/99	800	11/22/1999	8/12/2005	10/18/2006	6,400	1
El Pluma 4	412.281/MA/99	1,000	11/22/1999	8/12/2005	10/18/2006	8,000	1
El Pluma 2	412.277/MA/99	1,000	11/22/1999	8/12/2005	—	8,000	4
Uno C	413.097/MA/00	820.2	3/6/2000	8/12/2005	—	7,200	6
Uno A	413.095/MA/00	840	3/6/2000	8/12/2005	—	7,200	6
Uno B	413.096/MA/00	840	3/6/2000	8/12/2005	—	7,200	6
Saavedra 9	413.396/MA/00	1,000	4/6/2000	12/10/2004	—	8,000	3
Saavedra 10	413.395/MA/00	1,000	4/6/2000	12/10/2004	—	8,000	4
Tres E	414.266/MA/00	999.93	6/24/2000	10/20/2005	—	8,000	4
Tres F	414.267/MA/00	999.93	6/24/2000	12/12/2005	—	8,000	4
Tres C	414.264/MA/00	980	7/24/2000	8/12/2005	—	8,000	6
Tres D	414.265/MA/00	770.13	7/24/2000	2/15/2006	—	6,400	6
Tres Colores G	414.639/MA/00	397.5	9/1/2000	2/15/2006	—	3,200	2
Tres Colores D	414.640/MA/00	901	9/1/2000	4/17/2006	—	7,200	3
Tres Colores E	414.643/MA/00	901	9/1/2000	4/17/2006	—	7,200	3
Tres Colores F	414.641/MA/00	901	9/1/2000	12/12/2005	—	7,200	4
Tres Colores C	414.642/MA/00	901	9/1/2000	3/29/2006	—	7,200	4
SaavNE1	400.625/MA/01	1,000	3/21/2001	12/10/2004	—	8,000	4
SaavNE2	400.626/MA/01	1,000	3/21/2001	12/10/2004	—	8,000	4
SaavNE3	400.627/MA/01	500	3/24/2001	12/10/2004	—	4,000	4

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Claim	File Number	Area (ha)	Initial Application Date	Mina Application Date	Mina Approval Date	Annual Holding Cost ($Pesos)	Conversion to Mina Status*
Uno F	400.764/MA/01	594	4/4/2001	5/17/2005	—	4,800	4
Uno D	400.765/MA/01	840	4/4/2001	5/17/2005	—	7,200	5
Uno E	400.766/MA/01	840	4/4/2001	12/10/2004	—	7,200	5
Uno G	401.507/MA/01	1,103.7	6/20/2001	2/15/2006	—	9,600	4
Uno I	401.509/MA/01	560.4	6/20/2001	12/10/2004	—	4,800	4
Uno H	401.508/MA/01	560.4	6/20/2001	7/1/2005	—	4,800	5
Saavedra 11	401.874/MA/01	1,000	8/2/2001	12/10/2004	12/11/2006	8,000	1
Saavedra 13	401.876/MA/01	1,000	8/2/2001	11/3/2005	—	8,000	3
Saavedra 12	401.875/MA/01	1,000	8/2/2001	7/1/2005	—	8,000	4
Saavedra 14	401.877/MA/01	1,000	8/2/2001	7/1/2005	—	8,000	6
Total of Manifestations and Minas		40,498.69				329,600
“Cateo”	403.089/MSC/01	9,992.50	12/12/2001	—	—	8,000
Total of All Claims		50,491.19				337,600

Note:	Conversion to Mina Status: 1 – Conversion to Mina Finalized; 2 – Pending Finalization (no pending observations); 3 – Pending Finalization (Once April 16 Observations have been removed); 4 – Awaiting Approval; 5 – Missing Plans; 6 – Properties without landowners approval to complete perimeter surveying.

Table 4-2: Permits Applied for and/or Granted

PERMIT	AGENCY	OBSERVATION
Exploration permit	Provincial Department of Mining Santa Cruz (DPM)	One Cateo
Mining Claim (Mina)	DPM	Mina status for 8 claims (covers all areas of production)
Mining Claim (Manifestations)	DPM	Remaining 38 Manifestations registered to MSC, awaiting final title
Investment plan	DPM	Presented on 15 February 2005 for each of the 46 claims
Mineral Producer Certificate	DPM	Registered since 29 January 2002 (403.305/02); renewed annually before March
Environmental Impact Report	DPM	Approved by DPM on 1 March 2006.
Hazardous Waste Generator	Secretary of Environment (SMA)	Registry number 046-SMA/06; fee for 2006 completed, pending notification form SMA
Environmental Quality Certificate	DPM	EQC 2006 – issued, EQC 2007 issued
Explosives Use	National Arms Registry	Registry number RE7082; issued August 2004 and renewed annually; currently expired in September 2007; extension applied for 20 March 2007
Explosives Transport	National Arms Registry	Registry number 980007082; issued May 2006 and renewed annually; currently expires in September 2007; MSC informs AMEC that there is no transport permit required by the mine
Explosives Storage	National Arms Registry	Issued on 31 May 2006; Expires 31 May 2011
Water Use	Department of Water Resources (DRH)	Permit for water issued on 7 July 2006 (5 year period); water use fee paid to April 2007 – invoices not yet received by MSC beyond this; monthly reports, current to July 2007 submitted by

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PERMIT	AGENCY	OBSERVATION
MSC
Registry of Importers and Exporters	Import/Export National Administration (Dirección General de Aduana)	Registered since 28 January 2004
Radio Frequency use	National Committee of Communications (CNC)	Permit issued
Registry of Mining Investors	National Direction of Mining Investors (depending on National Mining Secretary)	Registered Since 18 April 2002 (Registry Number 422)
Fiscal Stability Certificate	National Mining Secretary	Certificate issued 15 May 2006 (valid 30 years)
Hydrocarbon storage permit	Secretary of Energy (National level)	Storage of hydrocarbons, tank certification, certificated granted

4.6	Surface Rights

Surface rights in Argentina are not associated with title to either a mining lease or a claim and must be negotiated with the landowner.

In 2002, MSC entered into a Contract of Sale to obtain the surface rights covering a portion of the “Estancia San José”, a contiguous land package totalling approximately 2,875 ha, which covers the area required to construct the mine and facilities for the San José Project (see Figure 4-1). The Contract of Sale was signed by Mr. Enrique Beitía (on behalf the Beitía Family) and José Salazar (on behalf of MSC) on 31 October 2002. The sale price agreed was US$353,400.

On 11 November 2005, MSC signed an Amendment to the Contract of Sale (the Amendment) with the Beitia Family, which allowed MSC to adjust the location of the 2,875 ha area within the overall “Estancia San José”. As part of the Amendment, MSC was granted easement rights and use all the existing roads within the boundaries of the Estancia San José. The balance owing (US$315,000) of the original sale price was fully paid on the same date so that all obligations regarding this transaction were considered completed by MSC. The parties agreed that such the right of access shall be free and therefore no compensation shall be due for the exercise of it.

On 1 June 2006 the owners of Estancia San José entered into a new agreement (the “New Agreement”) with MSC through which the above mentioned easements rights were ratified and the obligations of each of the parties in connection with such easement were further detailed and regulated. The New Agreement shall be valid from the date of its execution until the end of the mining activities in the San José Project and the definitive termination of MSC’s operations in the San José Project area. Since the previous easements agreements were ratified by the New Agreement, no compensation shall be due for the exercise of the easement rights over the existing roads; however, pursuant to the New Agreement the owners of the Estancia San José shall be entitled to collect compensation from MSC in the following cases:

•

If MSC is required to extract rocks from the “Estancia San José” for the construction of roads or for any other mining operation, the owners of “Estancia San José” shall be entitled to collect US$0.629 plus VAT per cubic meter of rock extracted from the “Estancia San José”. During the following 12 months from the execution of the New Agreement, said price shall be decreased to US$0.4/m3 plus VAT.

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•	If MSC performs exploration activities, compensation to the owners of Estancia San José shall be paid as follows:

•	Construction of Mining Road: US$150/km

•	Construction of roads: US$250/km

•	Construction of trenches: US$250/km.

•

A monthly payment of US$500 shall be paid to the owners of the Estancia San José in consideration for the use of a house located in the Estancia San José. Payment of this price also entitles MSC to use roads connecting Estancia San José and the neighboring properties.

In addition, on 14 February 2006 MSC, together with several members of the “Flores family” (Maria Esther Malerba and Carmen Elena Flores) have purchased the surface rights to the “Estancia Carmancita” a contiguous land package covering 5,543 ha (see Figure 4-1). Subsequent to the purchase, MSC holds 66.66% of the surface rights and the Flores family holds 33.33%, which grants MSC free right of access. This area covers a portion of the area between Highway 43 and the Estancia San José, where the mine facilities are located. The sale price agreed was US$74,009. AMEC understands that all obligations regarding this transaction have been completed by MSC.

As previously reported in the 2005 Technical Report MSC had signed an agreement with Mr. Roberto Flores that granted a right of access across the Estancia Carmancita from Highway 43. The previous agreement called for monthly payments of US$1,000 from August 2004 to the end of mine production, in addition to the US$56,000 already paid. The Estancia Carmancita surface rights purchase agreement replaces this previous right of access agreement.

With these two agreements the main access route to the Property from Highway 43 and all required mine infrastructure, tailings, dumps, etc are provided for.

AMEC is not aware of any other areas of surface rights held by MSC or any agreements that are in place for these rights for any other part of the Property.

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4.7	Environmental and Socio-Economic Issues

MSC retained Vector Peru S.A. to complete an EIA covering the Project in 2004. Approval was received by the DPM on 1 March 2006.

MSC has received an Environmental Quality Certificate from the DPM for 2006 and is currently awaiting approval for their 2007 certificate from the DPM.

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5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Accessibility

Access to the Property from Buenos Aires is by flying approximately two hours south to the coastal city of Comodoro Rivadavia, followed by a 350 km drive of 4 to 5 hours, as summarised in Table 5-1. From Comodoro Rivadavia, the route follows national highway RN-3 south along the coast for 78 km, to the town of Caleta Olivia. The route then continues 58 km to the southwest, along provincial highway RP-12 to the town of Pico Truncado. Provincial highway RP-43 is then followed west, passing through the town of Las Heras, for approximately 182 km from where a left turn is taken along a gravel road. This turn off is located about 30 km before the town of Perito Moreno and 9 km west of Paraje El Pluma. This private gravel road is followed for approximately 32 km through the Estancia San José, and eventually arrives at the San José project site (Figure 5-1).

Table 5-1: Access Routes to the San José Property from Buenos Aires

Route A	Distance (km)	Time (h)	Conditions
Buenos Aires to Comodoro Rivadavia	1,475	2.50	Scheduled flight
Comodoro Rivadavia to Caleta Olivia	78	1.00	Asphalt highway
Caleta Olivia to Pico Truncado	58	0.50	Asphalt highway
Pico Truncado to Turn-off to Site	182	1.75	Asphalt highway
Turn-off to Camp	32	0.75	Gravel road
Total Travelling Distance	1,825	6.50

5.2	Climate

The San José project is located in an arid to semi-arid region of Argentina, and is affected by strong and persistent westerly winds, particularly in the warmer months (October to May). Climate data has been gathered by MSC from weather stations at the Estancia Aguas Vivas (between 1997 and 2005) and at the nearby towns of Perito Moreno and Gobernador Gregores (between 1988 and 1989). These data have been augmented with data acquired from the San José meteorological station from 28 January 2005.

The average annual rainfall at the site is estimated to be 144 mm, and annual snowfall is 32.5 mm. Temperatures at site are characteristic of the central plateau of the Province of Santa Cruz, with short warm summers, and winters with temperatures commonly below 0°C. Based on regional data, the annual average temperature is approximately 8.9°C and average monthly temperatures above 10°C generally occur between November and March. Average monthly temperatures below 5°C generally occur from June through August.

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Figure 5-1: Regional Access Map (provided by MSC)

The average annual wind speed, based on regional weather stations, is 10 m/s and the predominant wind direction is northwesterly. The most significant wind intensities occur from November through January, peaking in December with an average velocity of 12 m/s. The weakest winds are in February and August, averaging 7.5 m/s.

5.3	Local Resources and Infrastructure

Las Heras, Pico Truncado, and Perito Moreno are small towns (populations ranging from approximately 3,600 to 15,000), which mostly provide labour for the local oil industry, or, in the case of Perito Moreno, for tourism and agricultural purposes. These towns are only able to supply the most basic needs (food, accommodations, fuel, hardware, labour, etc.) for very early stages of exploration. More advanced projects must be serviced from Caleta Olivia, Comodoro Rivadavia, or Buenos Aires.

The immediate area surrounding the Property is more isolated and no electrical power or telephone lines exist. Connection to the national grid was deemed non-feasible during the Feasibility Study due to its inadequate and unreliable supply capacity. Consequently, electrical power is provided by an on-site, diesel-fired power generating station. A description of the plant is provided in Section 16.5.2.

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Ample year round water is found on the Property, close to the Huevos Verdes Zone in the Deseado and Pinturas Rivers.

The closest deep water port facility is at Comodoro Rivadavia, a driving distance of approximately 350 km. Alternatively, the port of Puerto Deseado is located approximately 400 km east–southeast of the Property.

5.4	Physiography, Flora and Fauna

The topography of the Property is gently rolling, with a few deeply incised valleys. The project area is considered to be semi-desert. Vegetation comprises low scrub bushes and grass, typical of areas of harsh climate and poor soils. Fauna consists of birds, small mammals and reptiles.

Most of the Property area is uninhabited; however, it is used by local farmers for sheep and cattle grazing.

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6.0	HISTORY

The Property is located in Santa Cruz Province, which until recently was designated as one of Argentina’s most under-explored areas. Parts of the Province were reviewed during the 1970s as part of a joint Argentine government–United Nations regional exploration plan (Patagonia–Comahue). In the 1980s, Fomicruz, S.E., a state-owned company, completed Province-wide reconnaissance surveys to delineate mineral-prospective areas (Minera Andes, 2002).

As far as MSC is aware, the Property has not previously been staked. There is no record of any previous sustained exploration, although portions of the area may have been sampled during at least one regional reconnaissance program.

The Property was first acquired by Minera Andes in 1997, after a regional structural study and prospecting program uncovered areas of Landsat colour anomalies, and coincident anomalous gold and silver values were returned from surface rock chip samples. Based on these results, Minera Andes embarked on an exploration program from 1997 to 2001, which led to the discovery of the Huevos Verdes and Saavedra West Zones.

In March 2001, Minera Andes signed an option and joint venture agreement with MHC. Exploration continued intermittently over the next two years (Table 6-1).

In late 2004, a major drilling program commenced on both the Huevos Verdes and Frea Zones as part of Feasibility Study activities. The drilling continued until May 2005, in conjunction with ongoing metallurgical, mine design, geotechnical and environmental studies. The Feasibility Study was completed in October 2005; results were reported in Cinits et al. (2005).

The Feasibility Study indicated a positive return from underground mining of the Frea, Huevos Verdes South (HVS), Huevos Verdes Centre (HVC) and Huevos Verdes North (HVN) zones. Mining was planned as mechanized cut-and-fill for the primary mining method, supplemented with conventional cut-and-fill mining where the vein width was not sufficient to permit entry of the mechanized equipment. Waste rock from development was planned as backfill in the cut-and-fill mining.

San José ore was to be processed on-site using conventional crushing, grinding, flotation and concentrate cyanidation leach technology, with cyanide recovery and destruction. Gold and silver recovery was to be by standard Merrill Crowe zinc precipitation and refined to produce doré bars. The nominal milling rate was 750 t/d at an average mill feed grade of 7.7 g/t of gold and 406 g/t of silver.

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Table 6-1: General Exploration History of San José Property

Year	Company	Description
1997 to 2001	Minera Andes	Property first staked; 5 year program consisting of prospecting; soil sampling; stream sediment sampling; mapping and sampling; trenching and channel chip sampling; IP/Resistivity (74 line km), CSAMT (42 line km) and magnetic surveys (186 line km); diamond drilling (85 holes) and diamond drilling (3 holes); alteration studies (PIMA); metallurgical studies; discovery of Saavedra West and Huevos Verdes Zones, plus numerous prospects.
2001 to 2003	MSC	Joint Venture company created between Minera Andes and Hochschild; 2 year program consisting of surveying; IP/Resistivity (45 line km), and Real Section IP (20.25 line km) surveys; diamond drilling (30 holes); further definition of the Huevos Verdes Zone; resource estimates at Huevos Verdes and Saavedra West vein and breccia zones.
2003 to 2004	MSC	Hochschild vested at 51% ownership; 2 year program consisting of underground development at HVN and HVS; surface rights land purchasing; road construction; diamond drilling (39 holes); program further outlined the Huevos Verdes Zone and resulted in the discovery of the Frea Zone.
2004 to 2005	MSC	Definition-style diamond drilling (144 holes); initiation of Feasibility Study including resource and reserve estimates at Huevos Verdes and Frea, mine design, capital and operating cost estimation, metallurgical, geotechnical environmental EIA and social studies; continued underground development on 480 and 430 levels at HVN and HVS; IP/Resistivity (215 line km) surveys; additional 38 diamond drill holes to test regional targets.
October 2005	MSC	Completion of Feasibility Study
November 2005 to June 2006	MSC	Phase 1 and Phase 2 drilling at Kospi Vein (128 holes); EIA approved by DPM on 1 March 2006; continued underground development (ramp construction and drifting at HVS and Frea); Granting of Environmental Permit, production decision (28 March 2006); change of metallurgical processing and recovery methodology to a Gekko system; supporting metallurgical testwork; mine construction, permitting
September 2007	MSC	Preparation of a Technical Report by AMEC, including a resource and reserve estimation with effective date of 31 December 2006
July 2006 to September 2007	MSC	Ongoing plant and infrastructure construction, continued mine development, resource/reserve estimation (HV, Frea, Kospi), continued metallurgical testwork, official mine opening (26 June 2007), continued drilling of regional prospects (31 holes as of 30 September 2007).

Estimated capital costs in the Feasibility Study were about $61 million, whereas the average LOM operating costs per tonne of ore were estimated to be US$79.92 for a cash cost of US$200/oz gold-equivalent. Final capital costs exceeded those estimated by approximately 48% (US$90.6 million versus US$61 million; Section 19.6).

Since November 2005, underground development continued, together with construction of the processing plant and mine infrastructure. The formal opening of the mine, and start of official production, was on 26 June 2007.

In September 2007, AMEC completed a Technical Report (AMEC, 2007), which summarized the previous exploration. A 128 hole diamond (22,047 m) drilling program

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during 2005 and 2006 at the newly discovered Kospi Vein was successful in outlining approximately 614,000 t of Indicated Mineral Resources grading 7.25 g/t Au and 601 g/t Ag, plus 206,000 t grading 8.91 g/t Au and 614 g/t Ag.

Numerous other high priority targets were identified on the Property through early previous stage drilling and surface exploration programs. The main targets are Odin (A and B), Ayelén, Flor, HV West, Kospi 1, Kospi South, Lourdes, Frigga, Aguas Vivas, Roadside, and Portuguese West, which added significant “upside potential” for the Property. An exploration program was recommended, with a total cost of approximately US$3.9 million, including 145 drill holes (38,300 m). At the time of the Technical Report completion, the exploration program had started, and 24 holes (5,858 m) had been drilled, mainly in the NW and SE extensions of the Frea vein.

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7.0	GEOLOGICAL SETTING

7.1	Regional Geology

The San José Project is located in the extreme northwest corner of the 60,000 km2 Deseado Massif, in Patagonia, Southern Argentina. Jurassic volcanic rocks in the massif host numerous widely-distributed clusters of gold- and silver-bearing quartz veins such as Cerro Vanguardia, Martha, Manantial Espejo and San José (Figure 7-1).

The Deseado Massif consists of Palaeozoic low-grade metamorphic basement rocks unconformably overlain by an extensive sequence of Middle to Upper Jurassic-aged andesitic to rhyolitic volcanic and volcanoclastic rocks. These in turn are overlain by Cretaceous sediments and Tertiary to Quaternary basalts.

The Jurassic rocks are divided into the Bajo Pobre Formation, predominantly of intermediate composition, and the felsic Bahia Laura Group, which discordantly overlies the Bajo Pobre Formation. The Bahia Laura Group is in turn subdivided into the Chon Aike Formation (dominantly ignimbrites) and the La Matilde Formation (dominantly volcaniclastic rocks). These units are overlain by Cretaceous-aged tuffs and siliciclastic sediments of the Castillo Formation, which were deposited in small fault-controlled basins concentrated along the northern and southern margins of the Deseado Massif. Overlying these are Tertiary-aged flood basalts of the Alma Gaucha Formation, which are widespread and cover much of the northwestern and central portions of the massif (Figure 7-1).

The Jurassic volcanic rocks are mostly exposed in erosional windows through the Cretaceous and Tertiary units. The principal host rock for gold and silver mineralization in the San José District is the Bajo Pobre Formation, where veins are typically developed in competent andesite flows and to a lesser extent, in phyllic-altered volcanoclastic units.

7.2	San José Property Geology

The geology of the Property is covered by the 1:250,000 scale Pluma topographic quadrangle mapsheet (4769-I; Cobos and Panza, 2001). The principal lithologies present in the Project area are described in the sections that follow. Most of the following descriptions of the stratigraphy are summarized from Dietrich et al. (2004).

Figure 7-2 shows the geology and selected principal target areas on the Property, and Figure 7-3 shows the geology of area surrounding the Huevos Verdes and Frea Deposits.

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Figure 7-1: Regional Geology Map

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Figure 7-2: Geology of the San José Property (from MSC, 2005)

2389000
2394000
2399000
2404000
2409000
2414000
4839000
4834000
4829000
4824000
4819000
4814000
N
Aguas Vivas
La Sorpresa vein sector
Pluma vein sector
Roadside
Freia vein
Portugues West
Huevos Verdes vein
Saavedra Oeste
0
2.5
5
10
Kilometers
Explanation
Recent fluvial sediments
Fluvioglacial sediments
Tertiary flood basalts
Cretaceous sedimentary rocks
Jurassic acid pyroclastic rocks (Chon Aike, La Matilde Fms.)
Jurassic andesitic volcanic rocks (Bajo Pobre Fm.)
Quartz veins
Fault
Fault, inferred
Lineation
San José project

Note: Some of the main deposits and prospects are shown on this map. Kospi is not shown, but is located midway between and subparallel to, the Huevos Verdes and Frea Veins.

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Figure 7-3: Geology and Drilling at the Huevos Verdes, Frea and Kospi Zones

FREA
KOSPI
HUEVOS VERDES NORTH
TAILINGS POND
PROCESSING PLANT
INFRASTRUCTURE
HUEVOS VERDES CENTRAL
CAMP
HUEVOS VERDES SOUTH

LEGEND

- Alma Gaucha Formation (Tertiary)
  - BASALT
- Castillo Formation (Cretaceous)
  - SEDIMENTS
- Bajo Pobre Formation (Upper Jurassic)
  - ANDESITIC VOLCANICLASTICS
  - LAVA FLOWS

MINERALIZATION

- QUARTZ VEIN (Outcropping, Projected to Surface)
- DRILL HOLE
- TRENCH

0 250 500m

1:15,000

PROJECT: SAN JOSE PROJECT	amec
CLIENT: MINERA ANDES	GEOLOGY OF THE HUEVOS VERDES, KOSPI AND FREA ZONES
LOCATION: ARGENTINA	

PROJECT Nº	DATE	SCALE	
155720	JUNE 2007	1:15,000	FIGURE 7-3

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7.2.1	Bajo Pobre Formation (Upper Jurassic)

The Bajo Pobre Formation is the lowermost stratigraphic unit on the Property and is assumed to underlie the entire area. It comprises a Lower Andesite Volcanoclastic Unit, and an Upper Andesite Lava Flow Unit. A dacitic, hornblende-megacrystic lava flow of very restricted extent has also been identified; however, its stratigraphic position within the Formation is uncertain. The formation has a maximum thickness of 120 m. It is the main host for gold and silver vein mineralization at the Huevos Verdes, Frea and Kospi deposits, as well as many of the regional prospects in the northern half of the Property. This formation also hosts some of the mineralization at the Saavedra West Zone.

Age dating of the andesitic lava flow unit (sample 19454) within the Bajo Pobre Formation, by Dietrich et al. (2004) has yielded results ranging from 144.4±1.0 Ma to 144.7±0.3 Ma (40Ar/39Ar plateau ages). The volcanoclastic unit (sample 19402) has been dated at 150.6±4.1 Ma. This gives an Oxfordian-stage age-date for the volcanoclastics and a Kimmeridgian age for the lava flows, and indicates that there was a hiatus of around 5 Ma between two volcanic events. The hiatus could explain the appearance of an unconformity and the development of paleo-relief, including erosion of a paleo-valley along the present Rio Pinturas.

Volcanoclastic Andesite

The volcanoclastic andesites are typically light gray, and on surface form smoothly rounded “elephant back”-textured exposures, which are poorly consolidated and easily eroded. They consist of rounded to subangular heterolithic fragments set in a porphyritic, andesitic matrix. Although clast composition can be variable and consist of a variety of intermediate volcanic lithologies, in general they are fairly homogeneous. Other volcanic lithologies rarely exceed 10% of the clasts, which make up between 30% and 50% of the rock. The grain size distribution of the rocks is extremely variable, comprising a continuous range of grain sizes from millimetre to metre size.

The fine-grained tuffaceous groundmass between the clasts is medium to dark gray in colour, and consists mainly of feldspar–hornblende–biotite phenocrysts. Hypidiomorphic feldspars are medium-grained and make up about 30% of the rock. Hornblende crystals are fine-to medium-grained and comprise between 5% to 20% of the rock volume. Fine-grained biotite is a minor constituent of the matrix (5%). Occasionally quartz phenocrysts have been observed and can contribute up to 5% of the rock.

Generally, an epiclastic environment is inferred for the volcanoclastic unit of the Bajo Pobre Formation. This is supported by the chaotic changes in facies, in which small flow channels and pockets, intercalated lenses or channels of silty, finely-bedded material have been identified. No evidence has been found that indicates a pyroclastic origin for these rocks.

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The volcanoclastic unit is generally pervasively altered, and commonly has at least a propylitic overprint. Weathering within the altered portions of the unit contributes to the characteristic poor consolidation on surface and strongly permeable matrix.

Andesitic Lava Flows

The andesitic volcanoclastics are discordantly overlain by andesitic lava flows. Outcrops along the western flank of the Rio Pinturas valley indicate that the lava flows probably followed a paleo-valley of the Rio Pinturas.

The lava flows occur as dark, competent, cliff-forming beds, which overlie the smoothly-weathered, pale gray volcanoclastics. Vertical columnar jointing is developed locally. The lava flow unit has a thickness of up to 50 m.

The composition of the flows is andesitic, and phenocrysts are mainly feldspar, hornblende or biotite. Feldspars make up about 30% of the rock and are small- to medium-grained and generally hypidiomorphic. A population of medium-grained white to greenish feldspar co-exists with a smaller population of fine-grained transparent feldspar. Amphiboles make up about 15% of the rock, and are fine-grained. Biotite is a minor constituent and only constitutes about 5% of the rock volume. Weak chloritization is often associated with the biotite and amphiboles. Quartz phenocrysts have been observed occasionally, but do not exceed 5% of the rock. The groundmass is greenish to brownish-gray in colour.

The texture of the lava flow is generally massive; however, small-scale fine laminations are not uncommon. Auto-breccia textures, caused by cooling during flow of the lava, are also noted in areas where varying degrees of weathering and hydrothermal alteration affected the rock, and have highlighted these textures.

Hornblende-Megacrystic Dacite

A hornblende-megacrystic dacite lava flow of very restricted extent has been identified in the area between the Portuguese West and Roadside Targets where the flow partially forms the host rock to vein-style mineralization. Another occurrence has been found to the south of the Pluma Sur Target. The unit consists of 20% to 25% medium- to coarse-grained amphibole phenocrysts (up to 1 cm in length) along with 20% to 25% feldspar phenocrysts and 5% medium- to coarse-grained quartz phenocrysts.

Weathering of this unit is “smooth”, similar to the volcanoclastic unit. Even though the dacitic lava flow has been observed resting on top of the volcanoclastic andesite unit, its stratigraphic position with respect to the andesitic lava flows is not clear.

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7.2.2	Chon Aike/La Matilde Formation (Upper Jurassic)

In the following text no separation has been made between the Chon Aike and La Matilde Formations, and for the purposes of this report both have been grouped together and referred to as the Chon Aike Formation.

Andesitic volcanic rocks of the Bajo Pobre Formation are discordantly overlain by volcanic rocks of the Chon Aike Formation. Where the Chon Aike formation is overlain by Cretaceous sedimentary rocks, the upper contact of the Chon Aike is concordant; however, this contact is discordant with the overlying Tertiary flood basalts.

Previously, outcrops of the Chon Aike Formation were thought to be restricted to geologically-mapped areas to the north of the Rio Pinturas valley, and in the Saavedra West area. however, recent mapping by Dietrich et al. (2004) indicates that a widespread tuffaceous unit overlies the Bajo Pobre Formation volcanics. This unit had been interpreted to belong to the Cretaceous-aged Castillo Formation; however, new evidence indicates that it may actually belong to the tuffaceous facies of either the Chon Aike or La Matilde Formations.

In the Saavedra West area, the thickness of this formation is around 80 to 100 m; however, at Huevos Verdes, La Sorpresa and Rio Pinturas the thickness is only 15 to 20 m. Similar to the Bajo Pobre Formation, pyroclastic rocks of the Chon Aike Formation are laterally extensive and occur in outcrop erosional windows over the entire mapped area. Lithologies of this unit are not resistant against erosion and are easily transformed into fertile soils; therefore, most of their potential exposures are covered by vegetation. In areas where the Chon Aike tuffs are overlain by thin exposures of Tertiary-aged flood basalts, eroded boulders of basalt generally cover the sporadic Chon Aike outcrops.

Age dating of a sample of rhyodacitic ignimbrite (sample 19415) within the Chon Aike Formation by Dietrich et al. (2004) has yielded results of 147.6±1.1 Ma (40Ar/39Ar biotite plateau age), which overlaps with a bulk isochron age of 151.4±3.9 Ma. An Upper Jurassic, Oxfordian-stage date is given for the Chon Aike Formation of the San José District, which is younger than the age of the volcanoclastic sequence but older than the andesitic lava flows of the Bajo Pobre Formation.

Paleo Surface Conglomerate

A conglomeratic horizon, characterized by the presence of hydrothermal quartz fragments and boulders, has traditionally been used to define the base of the Chon Aike Formation in drill core logging.

This unit consists of angular clasts of porphyritic rock and hydrothermal quartz set into a fine-grained matrix. Hydrothermal quartz and chalcedony are present as cross-cutting,

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irregular veinlets of centimetre-scale and to a minor extent as interstitial filling between clasts, and also as clasts. The breccia is interpreted to be colluvium at the paleo-surface of the Bajo Pobre Formation, where volcanic rocks and boulders of quartz were present as clasts.

Rhyodacitic Ash Flow Tuffs

Two isolated outcrops of rhyodacitic ignimbrite overlying exposures of the Bajo Pobre Formation have been identified in the northern Rio Pinturas valley. Their geometry suggests that these pyroclastic flows followed the paleo-valley of the Rio Pinturas.

Rhyodacitic pyroclastic flows are found intercalated with a predominantly tuffaceous sequence in the Saavedra West area. The composition of the pyroclastics is indicated by phenocryst assemblage of 10 to 15% quartz, 20% feldspar, and 10% biotite. Phenocrysts are small- to medium-grained and frequently broken. Lithoclasts of dark, dense, volcanic lithologies are angular to sub-rounded, and range from millimetre to centimetre scale, and make up some 5% to 30% of the rock.

Tuffaceous Deposits

Within the Saavedra West area, pyroclastic rhyodacitic flows occur intercalated with fine-grained tuffaceous deposits. Due to the presence of these pyroclastic flows, the units are considered to be correlates of the Chon Aike Formation. In the Huevos Verdes Zone, very similar tuffaceous deposits are found overlying andesitic volcanics of the Bajo Pobre Formation, and appear to be cross-cut by the Huevos Verdes vein in the Central area.

As a result of observations made by Dietrich et al. (2004), all tuffaceous rocks which overlay the Bajo Pobre Formation volcanics are considered to be members of the Chon Aike Formation. This contradicts the traditional interpretation of these tuffaceous deposits in the Huevos Verdes area as being Cretaceous in age, and in turn has implications for the interpretation of the alteration pattern around the Huevos Verdes veins. Representative outcrops of these tuffs are present in the La Sorpresa area, as well as in several locations within the Huevos Verdes erosional window.

The tuffaceous deposits range from quartz-rich crystal tuffs to fine-grained crystal-poor tuffs. Crystal tuffs contain up to 50% phenocrysts, mostly quartz and biotite, while feldspars are normally altered or weathered to argillic aggregates and are less obvious. Crystal-poor tuffs still contain some phenocrysts, most as biotite, but also contain glass shards which in fresh outcrops in the La Sorpresa area show an orange colour. The unit has occasional fine bedding, and/or variable amounts of clasts and xenoclasts. The clasts are normally angular, of millimetre to centimetre scale, and comprise several volcanic but mostly tuffaceous lithologies.

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Other tuffs of the sequence contain sub-rounded quartz and feldspar particles which make up to 20% of the rock. Redeposition of the tuffs with significant transport is inferred.

7.2.3	Castillo Formation (Cretaceous)

Sedimentary rocks of the Cretaceous-aged Castillo Formation are exposed in various portions of the Property; however, some of the best exposures occur in the northern part, south of the Rio Deseado valley, where the Deseado Massif passes into the San Jorge basin. Deposition was interpreted to be controlled by block faulting adjacent to the San Jorge basin, which created small, normal fault-controlled depressions.

Exposures of Cretaceous sedimentary rocks are also present in the La Sorpresa area, the Eastern Windows area, the north-eastern part of the Huevos Verdes window, in the surroundings of the Estancia San José, and in the Portuguese West area.

The thickness of the Cretaceous unit varies throughout the Property, but generally ranges between 5 m to 80 m and decreases towards the south.

The Cretaceous sedimentary sequence has been divided into two members:

•

A Lower Member consisting of fluvial channel deposits formed in a braided river environment. Rocks of this member are reddish conglomerates and sandstones (greywackes) that are intercalated with, and grading outwards to tuffaceous siltstones.

•

An Upper Member formed in a predominantly lacustrine environment, consisting of banks of whitish tuffaceous siltstones with bioturbation, intercalated with coarser grained beds of sediment of probable fluvial origin.

Previously, a third and lowermost member of the Castillo Formation was defined (tuffaceous deposits); however, this is now considered to be part of the Chon Aike Formation and is described above in the Chon Aike Formation description.

7.2.4	Alma Gaucha Formation (Tertiary)

The north-western part of the Deseado Massif is covered by an extensive area of Tertiary-aged flood basalts. At least two basaltic events are present in the San José area. The main flood basalts belong to the Alma Gaucha Formation. Another generation of basalts extruded from a source which is believed to be close to Cerro Portuguese (approximately 16 km west of the Huevos Verdes veins). The lava flows occur as distinct channels, rather than sheets, and can be easily recognized on satellite imagery.

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Alma Gaucha Formation (Upper Oligocene)

The flood basalts of the Alma Gaucha Formation cover a significant portion of the Property and occur as an extensive “meseta-like” cover, which extruded onto a peneplain. The source location of the basalts remains unknown; however, they principally occur as a uniform, flat-lying bed up to 30 m in thickness, which straddles the Rio Pinturas valley.

A sample from the base of the sequence has been dated by Dietrich et al. (2004) at 24.5±0.3 Ma using 40Ar/39Ar method. Based on this age, the flood basalts belong to the Upper Oligocene Alma Gaucha Formation, rather than the Eocene-aged Cerro del Doce Formation, as previously mapped in the El Pluma Quadrangle (Cobos and Panza, 2003).

The basalts have been subdivided into four units.

•	Basal Basalt: The lowermost portion of the basalt sequence is marked by a very fine-grained, dense basalt containing around 5% olivine phenocrysts and about 2% vesicles.

•

Eye Basalt: Stratigraphically above the basal basalt is a basalt that contains about 10% mm-sized round vesicles, which are partially filled by zeolites. Fine-grained plagioclase phenocrysts make up approximately 30% of the rock and small- to medium-grained olivine phenocrysts constitute about 5%.

•

Vesicular Basalt: The next unit in the stratigraphic sequence is characterized by approximately 40% irregularly-shaped vesicles to centimetre scale, which are also partially filled by zeolites. The remaining porosity is about 30%. This unit is about 10 m thick, and due to its porosity, is strongly weathered and therefore not very prominent in outcrop exposure.

•

Olivine-Porphyritic Basalt: The uppermost member of the flood basalt sequence contains around 15% fine-grained olivine phenocrysts set in a dense massive matrix. Pyroxene makes up approximately 10% of the rock, while fine-grained white to transparent laths of plagioclase comprise upwards of 20% of the rock volume. The thickness of the unit is between 2.5 m to 10 m.

Cerro Portuguese Volcanic Centre Basalts

Basalt flows that originated from the Cerro Portuguese volcanic centre can be observed in satellite imagery. The flows form channels around Cerro Portuguese and appear to overlie the flood basalts. Some of these lava flow channels extend as far north as the modern Rio Deseado valley, a distance of about 20 km. The basalts of Cerro Portuguese have not been described or sampled; however, it is believed that they are Recent in age.

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7.2.5	Fluvio-glacial Till Deposits

Glacially-derived and unconsolidated till deposits of up to 50 m in thickness occur predominantly west of the Rio Pinturas valley, but are quite restricted on the eastern side of Rio Pinturas. This implies that the Rio Pinturas valley was possibly filled by a glacier during the Pleistocene, which transported the till towards the north.

7.2.6	Geology of the Saavedra West Zone

The Saavedra West Zone is located in the southern part of the Property and differs slightly than that surrounding the Huevos Verdes, Frea and Kospi Veins. The geology at Saavedra West has previously been described by Setterfield (1999), as follows:

“The Bajo Pobre Formation is the oldest unit encountered, and dominates the eastern part of the Saavedra West area. It consists predominantly of massive andesitic flows, with lesser amounts of volcaniclastic material and minor dacite. This formation is presumed to underlie the Saavedra West area and form the local basement”.

“Ignimbrites and sediments tentatively correlated with the La Matilde Formation occur in a restricted area known as the Saavedra West basin. The ignimbrites are commonly white to light-green lapilli tuffs, and are characterized by containing biotite crystals, lithic schist clasts interpreted to have been derived from pre-Jurassic basement, clasts of carbonized wood up to 25 cm across and up to 20% bipyramidal quartz crystals. Pumice clasts are rarely discernible. Although typically a lapilli tuff, fine-grained versions of this unit are present locally. These may represent the fine, ash-rich upper parts of the ignimbrites, or slightly reworked material. The northeast part of the basin contains an enigmatic rock sequence which trends northwest, and is composed of interbedded green–brown, feldspar-rich wacke, yellow–brown, textureless clay, and black, carbon-rich sediments. The sequence is tentatively interpreted as sediments derived from the La Matilde Formation ignimbrites. The ignimbrite and the sedimentary sequence are both subhorizontal. Pebble dikes, varying in thickness from 1 cm to 10 m, are common in the southwest part of the basin, particularly in a zone from Discovery Hill to a large outcrop 400 m to the west. The dikes contain white clasts of ignimbrite, rare schist clasts and clasts of quartz (of metamorphic origin?) in matrix of purple rock flour with minor quartz and biotite crystals. Most of the outcropping dikes cut La Matilde Formation ignimbrites, but several cut the La Matilde Formation sedimentary unit. Several small zones of hydrothermal breccia occur on Discovery Hill, as does an interpreted phraetomagmatic breccia.”

“Ignimbrites and minor rhyolites that may be part of the Chon Aike Formation are interpreted to be younger than the La Matilde Formation basin fill material. These are red-brown to white, with variable amounts of quartz and plagioclase crystals. Tuffs comprise the bulk of this unit, but lapilli tuffs and rare tuff breccias are locally present. This unit crops out discontinuously around the west part of the Saavedra West basin, most

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notably at El Domo, where it occurs as a complicated series of dikes interpreted to have intruded along a system of interconnected faults. Later dikes typically disrupt early dikes, and clasts of early dikes are incorporated into later ones. A thick, moderately dipping sequence of these ignimbrites occurs at Cerro Celular and at an isolated hill 800 m to the south. It is possible that the intrusive ignimbrites at El Domo constitute feeder dikes to the extrusive ignimbrites at Cerro Celular.”

The area surrounding Saavedra West is interpreted to be a structural basin or graben which probably existed at the time of volcanism (Figure 7-4). This complexly-shaped graben was likely caused by synvolcanic subsidence, i.e., a caldera. The eastern bounding fault and the interconnected faults which bound the graben on the northwest can be traced on surface; however, the south and southwest boundaries are covered by late Tertiary basalt. The area to the north of the basin lacks outcrop, making it difficult to define the location of the boundary. Northwest-trending structures within the Saavedra West basin further complicate the surface geology.

In the northwest part of the basin, ignimbrite dykes, interpreted as correlative with the Chon Aike Formation, intrude along the bounding faults of the basin. These may or may not have been the vents for extrusive Chon Aike Formation ignimbrites preserved at Cerro Celular and to the south. The ignimbrites likely covered the entire map area at one point, but are only preserved where they have been strongly altered, or immediately adjacent to such alteration.

7.2.7	Structure

The main structural trend of faults and the majority of vein systems on the San José Property is northwest to north–northwest. Less prominent are faults and mineralized features strike east, and to a minor extent north to north–northeast; however, since a large percentage of the Jurassic rocks in the area are covered by Cretaceous to Tertiary late cover, this may not represent an accurate description of the entire structural inventory (Dietrich et. al., 2004).

The San José mineralized district is transected by two north–northeast-striking major lineaments. The Rio Pinturas lineament follows the Rio Pinturas valley and is one of the main structural features of the northwestern Deseado Massif. The lineament can be traced over a distance of 100 km. A second subparallel lineament is located approximately 2 km east of the Rio Pinturas lineament (Figure 7-5).

The vein systems at Huevos Verdes, and possibly also at Frea, developed along north-northwest-striking sinistral strike-slip faults that were possibly reactivated during a period of Triassic rifting (Dietrich et. al., 2004). The Huevos Verdes vein system is known to be composed of three main segments along strike. Bending of the vein from north-northwest towards an east–northeast strike occurs between individual segments.

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This geometry is interpreted to reflect formation of mineralized tension fissures with sinistral strike-slip displacement in between dextral master wrench faults (Dietrich et. al., 2004). Dextral wrench faulting is described to have occurred during mid to upper Jurassic times in the region, and would be related to early opening of the southern Atlantic (Uliana et al., 1989; Nullo, 1991; Sanders, 2000 in Dietrich et. al., 2004).

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Figure 7-4: Geology and Geophysical Anomalies, Saavedra West Target

Cerro
Celular
N
JC
Tb
JB
Ks
JLt
JLs
Qb
Saavedra West
graben basin
Basin edge
fault
Sinter Flats
Discovery Hill
826000
825000
824000
823000
827000
LEGEND
Quaternary basalt
Tertiary basalt
Cretaceous sediments
Chon Aike tuffs
La Matilde sediments
La Matilde ignimbrites
Bajo Pobre andesite
array I.P. chargeability 14 mV/V
array resistivity > 172 ohm-m
P. and resistivity anomaly
Satellite image linear
Drillhole
0
0.5
1 Km
SCALE

PROJECT: SAN JOSE PROJECT

CLIENT: MINERA ANDES

LOCATION: ARGENTINA

amec

TITLE: GEOLOGY AND GEOPHYSICAL ANOMALIES, SAAVEDRA WEST TARGET

PROJECT N°	DATE	SCALE	
155720	AUGUST 2007	GRAPHIC	FIGURE 7-4

Modified after Setterfield, 1999

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Figure 7-5: Principal Structural Lineaments

EL PLUMA
RIO DESEADO LINEAMENT
RIO PINTURAS LINEAMENT
SAN JOSE LINEAMENT
FREA
KOSPI
HUEVOS VERDES
SAAVEDRA
LEGEND
LINEAMENT
INTERPRETED STRIKE-SLIP FAULT
PROPERTY BOUNDARY
PRINCIPAL MINERALIZED ZONES
ACCESS ROAD
0 2.5 5 Km
1:200,000
PROJECT SAN JOSE PROJECT
CLIENT MINERA ANDES
LOCATION ARGENTINA
amec
PRINCIPAL STRUCTURAL LINEAMENTS
PROJECT Nº 155720
DATE AUGUST 2007
SCALE 1:200,000
FIGURE 7-5

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Contacts between Jurassic, Cretaceous and Tertiary rocks are present at variable elevations over the district, some of which may be attributed to paleo-topography; however, there may also be a component of post-mineral block faulting.

7.3	Alteration

Alteration noted within the Property area is typical of a low-sulphidation epithermal-mineralized environment. Silicification accompanies all of the veins and fractures and occurs as a narrow alteration halo, generally surrounded by an extensive zone of intermediate argillic (often with an argillic overprint), mixed with phyllic alteration. A much more extensive zone of propylitic alteration surrounds the argillic zone.

In many locations, strong argillic alteration is interpreted to be a supergene overprint of the propylitic halo with disseminated pyrite.

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8.0	DEPOSIT TYPE

8.1	Introduction

The gold and silver mineralization on the San José Property is considered to be typical of low-sulphidation (LS) epithermal-style deposits. The epithermal environment is typically shallow in depth, hosting deposits of Au, Ag, and base metals plus Hg, Sb, S, kaolinite, alunite and silica (Hedenquist et al., 2000). Historically, the epithermal–hydrothermal environment has been exploited for a wide variety of metal and minerals; however, many of the more economically significant deposits are mined for their precious metal contents.

Intermediate-sulphidation (IS) deposit types are considered to be a subset of the LS type. IS deposit types have an assemblage of pyrite-tetrahedrite/ tennantite–chalcopyrite and low Fe sphalerite, and are Ag- and base metal-rich compared to the Au-rich end-member LS deposits (Hedenquist et al., 2000).

Epithermal gold deposits generally form in shallow (<1 km) levels of magma-related hydrothermal systems, most commonly in subaerial volcanic arcs (Cooke and Simmons, 2000). They are found worldwide, and are mainly associated with subaerial volcanism and intrusion of calc-alkalic magmas that range from basaltic andesite through andesite and dacite to rhyolite (Cooke and Simmons, 2000).

Examples of economically significant LS epithermal gold deposits are El Peñon in Chile, Cerro Vanguardia in Argentina, McLaughlin and Round Mountain in the USA, and Emperor in Fiji.

8.2	Some General Characteristics of Low Sulphidation Epithermal Gold Deposits

The following description is mainly based on Hedenquist et al. (2000) and Cooke and Simmons (2000).

Geological Settings: LS are typically distant from contemporaneous central vents; however, they commonly occur within a dome setting, and most end-member LS deposits in Nevada, USA, are associated with rhyolite domes. A genetic relationship with porphyry and end-member LS epithermal mineralization has not been demonstrated, and in Nevada for example, it appears that they are mutually exclusive. By contrast, IS deposits occur in districts that also host deep porphyry deposits; a relationship between them is suspected.

Host Rocks: LS deposits are affiliated with a wide range of rock types, from alkalic to calk-alkalic. End-member LS deposits may be restricted to bimodal basalt–rhyolite settings in contrast to the andesite–rhyodacite setting noted for IS deposits in Nevada.

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Form: The form of LS deposit can vary from gold-rich veins such as at Sleeper and Midas in Nevada, to stockwork at McLaughlin, California, to disseminated such as at Round Mountain, Nevada. Lattice textures (platy calcite and its pseudo morphs) are common textural characteristics as are crustiform and colloform bands particularly in veins.

Alteration: The alteration halos to the zone of mineralization, particularly in vein-controlled mineralization, include a variety of temperature-sensitive clay minerals. The areal extent of such clay alteration may be several orders of magnitude larger than the actual ore deposit. This is usually the case with shallow, lower-temperature alteration that mushrooms near surface owing to the intersection of an aquifer by basement feeder structures, the latter potentially being host to high-grade ore. Thus, even after a large alteration system is found, it may still be difficult to assess where the ore is located.

Wallrock assemblages include illite, chlorite, albite, epidote, zeolites and pyrite, in addition to quartz, adularia and calcite. These minerals reflect the near neutral-pH and reduced composition of the ore fluid. Interstratified illite–smectite and smectite clays plus kaolinite occur on the margins of the system, as well as within the ore zone, in some cases as supergene alteration products of hydrothermal sericite.

Mineralization: Gold mineralization in LS deposits is commonly associated with quartz and or chalcedony, plus lesser, but variable, amounts of adularia, calcite, K-feldspar (sericite or illite), rhodocrosite, chlorite and pyrite gangue. Gold typically occurs as electrum or more rarely as tellurides in association with acanthite, silver-sulphosalts, base metal sulphides and pyrite.

Ag ± base metal-rich deposits of Comstock Lode Nevada and Creede, Colorado, as well as Pachuca and Fresnillo in Mexico possess sulphide assemblages that indicate an IS state. The higher fluid salinity in IS deposits accounts for their high Ag and base metal concentrations. End-member LS deposits contain very minor base metal (Zn–Pb) sulphides, in contrast to IS deposits.

Tops of LS Deposits: The most distinctive paleosurface feature of LS systems is sinter, which forms finely laminated terraces of amorphous silica around neutral pH hot springs. Sinter aprons may extend in the direction of the drainage for several hundreds of metres. Finely laminated air-fall or lacustrine sediments that have been silicified, in many cases by an outflow of steam-heated water, may be mistaken for sinter. The presence of plant fragments, common in sinter, is not diagnostic; as such material also accumulates within a variety of finely-laminated sediments. The only diagnostic criterion is that of the vertical structures that form due to algal growth as well as evaporation.

Sides of LS Deposits: LS deposits grade outward, in some cases sharply, to argillic halos whose widths relate to the primary permeability of the host — narrow halos around structurally-focused ore, or wide areas in permeable rocks. The argillic assemblage is transitional outward to propylitic assemblages that may be district-wide.

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Bottoms of LS Deposits: The vertical interval of LS mineralized zones typically averages approximately 300 m, but may be as large as 600 m to 800 m for IS deposits, or in the case of high-grade end-member LS deposits, as little as 100 to 150 m. Quartz veins may simply pinch out with increasing depth or change to narrow carbonate stringers, or may lose gold grade, resulting in sharp bottoms to high-grade ore. Some IS deposits may have roots rich in base metals, such as the Brad deposit in Romania, where a transition over several 100 m towards higher base metal concentrations eventually leads to porphyry-style base metal mineralization.

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9.0	MINERALIZATION

9.1	Introduction

Most exploration targets in the San José area are low-sulphidation epithermal quartz vein, breccia, and stockwork systems accompanying normal–sinistral faults striking 330° to 340°, and conjugate dextral faults striking around 300°. Dips are variable, as two the main veins, Huevos Verdes and Frea, dip between 42° and 75° to the east, and Kospi dips approximately 65° to the west. Fault slickensides at Huevos Verdes rake from 0° to 90° indicating that fault movement on this vein ranges from pure strike-slip to dip-slip (Dietrich et. al., 2004). Average mineralized vein thickness at the three main veins ranges from 1.1 m to 2 m.

Most of the known mineralized occurrences in the San José area and other locations throughout the Deseado Massif are hosted in Jurassic volcanic rocks of the Bajo Pobre and Chon Aike Formations. Vein outcrops in Cretaceous rocks are not as common; however, they are observed in the Eastern Windows and Portuguese West Targets at San José and may indicate a second mineralizing event. Significant portions of the host rocks are covered by Cretaceous sediments and Tertiary basalts. Outcrops of vein mineralization are only present in erosional windows through the overlying rocks. The frequency of vein outcrops in these windows makes the San José area an excellent target for discovery of additional blind epithermal veins, breccia and stockwork gold and silver mineralization.

9.2	Huevos Verdes Vein System

The Huevos Verdes vein system is one of the most important targets on the Property and is located within a north–south-oriented gold–silver mineralized belt extending about 15 km in length. The mineralization occurs in Jurassic-aged rocks of the Bajo Pobre Formation, close to the contact of andesitic lava flows with underlying volcanoclastic rocks. The Huevos Verdes vein system (refer to Figure 7-3) consists of an array of sub-parallel veins striking N35°W and dipping between 45° and 75° to the northeast, which can be traced almost 2,000 m along strike. The vein system is comprised of three discontinuous zones: HVN, HVC and HVS.

Outcrops of east–west striking, weakly-to-unmineralized quartz vein are exposed in the intermittent segments between the three zones. These are present immediately north of HVS, between HVC and HVN, and north of HVN.

The vein system has a pinch-and-swell nature and has numerous bends and jogs. Several subparallel veins and splays off the main vein have been identified. The overall vein zone is variable in width ranging from less than 1 m to around 15 m, but in general the portion with the significant gold and silver mineralization averages around 0.3 m to 1.2 m.

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Surface vein outcrops are restricted to a 400 m long stretch of exposed quartz vein and quartz float in the HVS Zone, while the rest of the HVC and HVN Zones are blind targets below a 5 m to 50 m thick layer of overlying sediments and basalt. The lack of surface exposure has somewhat restricted the ability to define the style, width and tenor of mineralization on and near surface; however, the underground development along two levels (480 m and 430 m levels) at both HVN and HVS, as well as 175 diamond and RC drill holes have greatly assisted in the interpretation.

Within the HVN and HVS zones, the strongest mineralization is restricted to subvertical 50 m to 80 m long (horizontally) “ore” shoots, which extend around 50 m to 200 m vertically. The location of the shoots may correspond to structural bends and jogs (at the Frea Zone the shoots plunge 50° to 70° to the south–southeast and extend between 80 m and 300 m vertically.

The high-grade portions of the veins consist of banded to mottled “ginguro quartz” with irregular sulphide bands mineralized by fine-grained argentite and pyrite. Ruby silver and native silver are observed locally. Sulphides are intergrown with coarse-grained white quartz. Lattice-textured carbonate replacement by quartz occurs locally, and appears to be intimately associated with the sulphide-bearing quartz. A later vein stage is represented by massive milky quartz with disseminated sulphides that grades into drusy milky quartz. Later and less mineralized stages comprise white, black and brown chalcedonic to very fine-grained quartz (Dietrich et. al., 2004).

A gangue assemblage of massive calcite partially replaced by quartz and occasional rhodonite is present at deeper levels. Replacement of calcite by quartz did not result in the typical lattice texture (Dietrich et. al., 2004)

Veinlets of pure sulphides associated with clays cross-cut the earlier paragenetic sequence. These veins are up to 10 cm wide and are associated with bonanza grades of silver and gold. Sulphides include argentite and pyrite together with minor amounts of sphalerite and galena. Pure sulphide veinlets transition along strike into clay veinlets (Dietrich et. al., 2004).

The base metal (Zn, Pb, Cu) content of the veins and the amount of sphalerite, galena, and chalcopyrite tends to increase with depth.

9.2.1	Huevos Verdes North

The main vein at HVN is irregularly-shaped and pinches-and-swells along its 400 m strike length. The vein width varies between approximately 0.5 m to 4 m, but in general averages around 1 m to 2 m. The dip of the vein ranges between 65° to 70° to the north–northeast. The vein mineralogy is very similar to that described above; however, in general, sulphide mineralization is low, averaging around <1% to 5%. Pyrite is the dominant sulphide in the upper portions of the vein, along with lesser amounts of argentite, and arsenopyrite.

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The vein and surrounding host rocks have associated strong illitic and argillic alteration with minor propylitic and potassium feldspar alteration. At least two other semi-continuous, mineralized quartz veins ranging up to 2 m in width can be traced in the hanging wall of the main vein. These were not included in the current resource model; however, in places these contain significant gold and silver values (Figure 9-1).

Drilling has traced the HVN vein approximately 240 m vertically below the paleosurface to approximately 300 masl. The northern and southern extents of the vein have been closed off by drilling. At depth, mineralization is mostly closed off, except at the northernmost end of the zone. In general, this zone is the weakest mineralized structure of the three Huevos Verdes zones. The strongest levels of gold/silver mineralization are restricted to two principal subvertical shoots, which are each approximately 50 m to 80 m long (in a horizontal distance) and can be traced approximately 150 m to 200 m vertically. Other less continuous shoots occur within this zone.

9.2.2	Huevos Verdes South

The HVS vein has been traced approximately 520 m along strike and ranges in width between approximately 0.5 m to 3 m, but in general averages around 1 m to 2 m (Figure 9-2). The dip of the vein ranges between 42° to 75° to the north-northeast, and consistently shallows with depth and towards the north. In addition, the strike of the vein at HVS is much more variable that at HVN, ranging from 100° to 190°.

This change in orientation has implications for mineralization and may in part explain the better mineralization in the HVS as compared to HVN. In general, the mineralization and alteration is similar to HVN; however, sulphide contents, and hence gold and silver grades, are consistently higher. Four main subvertical shoots appear to control the majority of the gold and silver mineralization. The shoots are about 50 m to 80 m long (horizontal direction) and can be traced approximately 50 m to 200 m vertically. The locations of the shoots are quite regular, with the centre axis of each spaced approximately 80 m to 100 m apart.

Drilling at HVS has traced the mineralization approximately 200 m to 250 m vertically below the paleo-surface where it remains open to the north–northwest. Similar to HVN, gold and silver grades are strongest in the upper levels of the vein, between the paleo-surface and about 100 m to 150 m depth, and appear to decrease at depth.

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Figure 9-1: Cross Section A-A’ – Huevos Verdes North

054°
600
500
400
300
SJD-58
SJD-82
480m Level.
0.90m @ 3.14 g/t Au, 35 g/t Ag
Quartz vein with black sulphides (argentite?) and chlorite; gray quartz veinlets.
2m @ 4.56 g/t Au, 689 g/t Ag
Quartz vein (milky-gray) with replacement texture; black sulphides, pyrite and chlorite.
1.15m @ 3.47 g/t Au, 26.85 g/t Ag
1.92m @ 1.90 g/t Au, 22 g/t Ag
0.5m @ 19.34 g/t Au, 422 g/t Ag
Crystalline quartz vein with diffuse pyrite bands, black sulphides (acanthite) and 1% chlorite.
2.02m @7.01 g/t Au, 317 g/t Ag
No significant values.
Quartz vein (milky-gray) with replacement textures; black sulphides, pyrite and chlorite. No significant values.
Reference: Modified from MSC 2005.
LEGEND
QUATERNARY-SEDIMENTS
TERTIARY-BASALT
CRETACEOUS-SEDIMENTS
JURASSIC-ANDESITE
MINERALIZATION
BRECCIA
QUARTZ VEIN
QUARTZ VEIN SPLIT
INFERRED FAULT
SJD-122
DRILL HOLE
UNDERGROUND WORKINGS
0 25 50m
1:2,000
PROJECT: SAN JOSE PROJECT
CLIENT: MINERA ANDES
LOCATION: ARGENTINA
amec
CROSS SECTION A-A'
HUEVOS VERDES NORTH
PROJECT Nº 155720
DATE: AUGUST 2007
SCALE: 1:2,000
FIGURE 9-1

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Figure 9-2: Cross Section B-B’ – Huevos Verdes South

054°
600
500
400
300
SJD-49
EP-38
EP-42
EP-61
HVD-02
2.69m @ 3.24 g/t Au, 268.79 g/t Ag
0.77m @ 0.30 g/t Au, 8 g/t Ag
480m Level
1.7m @ 1.62 g/t Au, 91 g/t Ag
0.97m @ 2.84 g/t Au, 41 g/t Ag
430m Level
1.25m @ 11.19 g/t Au, 817 g/t Ag
0.96m @ 7.41 g/t Au, 100 g/t Ag
0.75 m @ 8.32 g/t Au, 10 g/t Ag
Reference: Modified from MSC 2005.
LEGEND
QUATERNARY-SEDIMENTS
TERTIARY-BASALT
CRETACEOUS-SEDIMENTS
JURASSIC-ANDESITE
MINERALIZATION
BRECCIA
QUARTZ VEIN
QUARTZ VEIN SPLIT
INFERRED FAULT
SJD-122
DRILL HOLE
UNDERGROUND WORKINGS
0
25
50m
1:2,000
PROJECT: SAN JOSE PROJECT
CLIENT: MINERA ANDES
LOCATION: ARGENTINA
PROJECT Nº: 155720
DATE: AUGUST 2007
SCALE: 1:2,000
amec
CROSS SECTION B-B'
HUEVOS VERDES SOUTH
FIGURE 9-2

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9.2.3	Huevos Verdes Central

The HVC vein has been traced approximately 400 m along strike and ranges in width from 0.5 m to 5.0 m, but in general averages around 1 m to 2 m. The dip of the vein varies from 70° to 75° to the north–northeast (Figure 9-3). In general, the mineralization and alteration is similar to the other Huevos Verdes Zones. The strongest gold and silver mineralization is restricted to a 40 m to 70 m wide shoot that is gently plunging to the south, close to the paleosurface, and then bends to almost subvertical at depth. The shoot has been traced for almost 300 m, and remains open at depth.

9.3	Frea Vein

The Frea vein is in many respects is similar to the Huevos Verdes vein. Frea is hosted in Jurassic andesitic volcanics and is controlled by northwest-trending faults. Frea is a blind target lying below a 50 m to 80 m thick layer of overlying sediments and basalt and was discovered as a result of drill testing of IP/resistivity targets in 2003. Since its discovery, a total of 150 drill holes, on an approximate 35 m (horizontal) x 50 m (vertical) grid in the central zone, have been completed.

To date the vein has been traced approximately 600 m along its northwest-trending strike to depths of roughly 200 m below the paleosurface. Over its length, the vein varies between 0.5 m and 7 m in thickness and averages around 4.3 m. The vein strikes at about 316° and dips to the northeast at about 52° (Figure 9-4). The vein remains open in all directions; however, areas with economic grades of gold and silver are open in a few locations at depth and to the southeast. The northwest extent is closed off by drilling.

9.4	Kospi Vein

The Kospi vein (Figure 9-5), as with the Huevos Verdes and Frea vein systems, is hosted in Jurassic andesitic volcanics and is controlled by northwest trending faults; however, it dips to the southwest. Kospi is a blind target lying below a 10 m to 80 m thick layer of overlying sediments and basalt, and was discovered as a result of drill testing of IP/resistivity targets in late 2005. Since its discovery, a total of 128 drill holes on an approximate 40 m (horizontal) x 40 m (vertical) grid have been completed and Indicated and Inferred mineral resources have been estimated (Section 17).

To date, the vein has been traced for approximately 1,100 m along its northwest-trending (308°) strike to depths of roughly 230 m below the surface. Over its length, the vein varies between 0.25 m and 9.5 m in thickness, and averages around 3.0 m. The vein dips at about 70° to the southwest. The vein remains open to the southeast, and in several sections at depth. The northwest extent is closed off by drilling.

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Figure 9-3: Cross Section C-C’ – Huevos Verdes Central

054°
600
500
400
300
EP-77
SJD-177
SJD-46
SJD-128
2m @ 3.75 g/t Au, 381 g/t Ag
2.22m @ 2.61 g/t Au, 92 g/t Ag
Crystalline milky quartz vein with greenish clay veinlets; 0.5% pyrite, galena and black sulphides.
1.07m @ 4.54 g/t Au, 343.74 g/t Ag
3.2m @ 6.75 g/t Au, 88.17 g/t Ag
Brecciates quartz vein and massive quartz replaced by carbonate.
0.5m @ 2.04 g/t Au, 102 g/t Ag
Reference: Modified from MSC 2005.
LEGEND
QUATERNARY-SEDIMENTS
TERTIARY-BASALT
CRETACEOUS-SEDIMENTS
JURASSIC-ANDESITE
MINERALIZATION
BRECCIA
QUARTZ VEIN
QUARTZ VEIN SPLIT
INFERRED FAULT
SJD-122
DRILL HOLE
UNDERGROUND WORKINGS
0 25 50m
1:2,000
SAN JOSE PROJECT
MINERA ANDES
ARGENTINA
CROSS SECTION C-C'
HUEVOS VERDES CENTRAL
155720
AUGUST 2007
1:2,000
FIGURE 9-7

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Figure 9-4: Cross Section D-D’ – Frea

50'
800
SJD-131
SJD-137
SJD-123
SJD-160
SJD-100
White quartz vein with brecciated texture; disseminated pyrite and galena in gray silica veinlets.
3.50m @ 3.67 g/t Au, 372.13 g/t Ag
500
No significant values.
Quartz vein with pseudo breccia textures; gray sulphides (acanthite) in bands near the borders.
2.03m @ 5.39 g/t Au, 733.15 g/t Ag
0.46m @ 10.22 g/t Au, 2450 g/t Ag
400
Brecciated quartz vein with white quartz clasts and 7% disseminated pyrite and veinlets.
1.64m @ 0.66 g/t Au, 86.04 g/t Ag
No significant values.
White quartz with disseminated gray sulphides (galena?) and fine pyrite.
1.19m @ 10.95 g/t Au, 217.74 g/t Ag
300
Milky quartz vein with replacement textures and veinlets of quartz/amethyst; trace pyrite.
1.39m @ 5.84 g/t Au, 50.65 g/t Ag
Reference: Modified from MSC 2005.
LEGEND
QUATERNARY-SEDIMENTS
TERTIARY-BASALT
CRETACEOUS-SEDIMENTS
JURASSIC-ANDESITE
MINERALIZATION
BRECCIA
QUARTZ VEIN
QUARTZ VEIN SPLIT
INFERRED FAULT
SJD-122
DRILL HOLE
UNDERGROUND WORKINGS
0
25
50m
1:2,000
PROJECT
SAN JOSE PROJECT
CLIENT
MINERA ANDES
LOCATION
ARGENTINA
amec
CROSS SECTION D-D'
FREA
PROJECT Nº
155720
DATE
AUGUST 2007
SCALE
1:2,000
FIGURE 9.10

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Figure 9-5: Cross Section E-E’ – Kospi

37°
600
500
400
300
SJD-276
SJD-281
SJD-285
SJD-317
SJD-320
SJD-321
0.54m @ 1.59 g/t Au, 12.00 g/t Ag
0.80m @ 0.23 g/t Au, 29.00 g/t Ag
0.76m @ 15.98 g/t Au, 2,797.50 g/t Ag
3.63m @ 6.97 g/t Au, 825.79 g/t Ag
2.92m @ 6.86 g/t Au, 1,115.82 g/t Ag
2.62m @ 22.00 g/t Au, 2,483.97 g/t Ag
Reference: Modified from MSC 2006.
LEGEND
CRETACEOUS AND YOUNGER COVER ROCKS
JURASSIC-ANDESITE
MINERALIZATION
QUARTZ VEIN
SJD-122
DRILL HOLE
0
25
50m
1:2,000
PROJECT
SAN JOSE PROJECT
CLIENT
MINERA ANDES
LOCATION
ARGENTINA
amec
CROSS SECTION E-E'
KOSPI
(Section looking NW)
PROJECT Nº
155720
DATE
AUGUST 2007
SCALE
1:2,000
FIGURE 9-6

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9.5	Mineralization Controls

Work by Dietrich et al. (2004) has identified two principal factors that appear to control mineralization at the Huevos Verdes vein system, and probably many of the other targets within San José, including Frea and Kospi. The most important control is structure, which governs the formation and opening of faults and the creation of open space during the mineralizing event. Less dominant, but probably also important, is a litho-stratigraphic control where certain litho-stratigraphic horizons favoured the opening of fractures.

The Huevos Verdes vein system has an average strike of approximately 325°, dipping 65° southeast. Mapping completed by Gutierrez (in Dietrich et al., 2004) on the 480 m level at HVN and HVS revealed that vein strike varies significantly within a range of approximately 60°. It also became apparent that vein strike is not only related to vein width but also mineralization styles, and associated gold and silver grades. Best developed ore shoots with respect to grade, mineralization style, and vein width are present at strike directions of 320° to 305°. Intermediate grades coincide with veins that have an average strike of 320° to 325°. Segments with a strike greater than 325° generally lack significant mineralization, and are characterized by brecciation, fault gauge, and locally by the presence of a late-stage fine-grained to chalcedonic quartz (Dietrich et al., 2004). These findings indicate that the Huevos Verdes vein system developed in a sinistral strike-slip setting.

Counter-clockwise bending of a sinistral strike-slip fault creates a dilatational setting (opening mode), whereas clockwise bending creates a compressional environment (Figure 9-6). Thus open space preferentially forms in counter-clockwise bends whereas increased tectonic friction with fault gouge and brecciation will develop preferentially in a compressional setting along clockwise-rotated bends (Dietrich et al., 2004).

In the case of the Huevos Verdes vein system, the best mineralization will generally occur where structures bend counter clockwise from the average strike (less than 325°), whereas low grades or even fault gouge are preferentially observed at strike directions that are bending clockwise (350° to 360°) from the average strike of 325°. Therefore, mineralized shoots along the Huevos Verdes vein system may occur where vein strike bends towards less than 325° (Dietrich et al., 2004).

The average strike of the Huevos Verdes vein system coincides with the characteristic strike of “intermediate-grade” mineralization. Thus, a moderate degree of mineralization should be expected for the majority of the vein system. The overall shear sense along the Huevos Verdes vein system probably was orientated with a strike that falls between 325º to 350º, reflected by the gap in strike direction between intermediate-grade mineralization and barren structural segments (Dietrich et al., 2004).

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Figure 9-6: Structural Formation of Veins (After Dietrich et al., 2004)

Mapping in the Pluma Zone noted that fracturing of rocks is by far more intense in andesitic lava flows than in underlying volcanoclastic rocks. In addition, fracture-controlled wall rock alteration and mineralization is more pronounced in the lava flows.

Veins of the Pluma Zone are exposed around the contact between lava flows and andesitic rocks. The veins are structurally well-developed with favourable width within the andesitic lava flows, but pinch out at further depth, as noted down the slope of the Rio Pinturas valley where volcanoclastic rocks crop out. Drilling results from the Pluma Zone also indicate that well-mineralized veins mapped at surface were intercepted at depth, as structurally less-developed fractures with less open space filling and as silicified fracture zones.

Andesitic lava flows are also present in the Huevos Verdes erosional window where the erosion level is around the stratigraphic contact of the lava flows and volcanoclastic rocks.

The host lithology may be a factor which controls the depth potential of the mineralized shoots. MSC’s interpretations do not appear to consider this possible control and future studies should review this in detail.

9.6	Structural Model

A preliminary structural model for the Huevos Verdes vein system and the other parts of the Property has been developed by Dietrich et al. (2004):

•	Early north–northwest-striking normal faults were established in the region due to rifting in Permo-Triassic times (Uliana et al., 1989; Sanders, 2000).

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•	Dextral east–west to west–northwest-trending wrench faulting associated with mineralization in the Deseado massif occurs at 150 to125 Ma (Uliana et al. 1989, Nullo 1991, Sanders 2000).

•	The Huevos Verdes vein system is mineralized along a sinistral strike-slip fault of north–northwest strike.

•	The Huevos Verdes vein system is discontinuous and shows counter-clockwise bending at the tips of mineralized segments.

The Huevos Verdes vein system formed as sinistral extension fissures or conjugates in an overall dextral wrench fault system of east–west to west–northwest strike (Dietrich et al., 2004). The north–northwest-trending faults related to Permo–Triassic rifting were reactivated and became hosts to mineralization.

Bending of Huevos Verdes vein segments indicates proximity to dextral east–west-trending master faults. East–west-trending lineaments are scarce, but present in the northwestern Deseado Massif. The most prominent example of a west–northwest-trending lineament is the limit between the San Jorge basin in the North, and the Deseado Massif.

Another important set of lineaments are the Rio Pinturas and the San José lineaments of north–northeast strike. The Rio Pinturas lineament follows the Rio Pinturas valley, and is clearly visible in satellite imagery. Field evidence for a sinistral movement has been observed. The San José lineament is a prominent fault corridor of north–northeast strike that stretches from the Rio Deseado valley over Estancia San José, Cerro Portuguese, and Cerro Saavedra to the South. The characteristics of the San José lineament are still being investigated, but it is probably an important lineament, hosting volcanic centres (Cerro Portuguese, Cerro Saavedra), and limiting the spread of flood basalts. The lineament appears to represent a stratigraphic high with respect to upper Jurassic rocks but a deposition centre for Cretaceous sediments. A sinistral strike-slip component is suggested, equivalent to the parallel Rio Pinturas lineament.

The Rio Pinturas and San José lineaments limit the known occurrence of north–northwest striking, Huevos Verdes-type veins as present at Huevos Verdes, Huevos Verdes Este, Saavedra West, Pluma, and La Sorpresa (and likely Frea). No north–northwest-striking mineralization is known further to the east or west of this corridor. Mineralization at the Roadside and Portuguese West targets consists of veins of north–south strike, younger in age (cross-cutting Cretaceous rocks), and probably related to the San José lineament. No evidence of significant mineralization was observed on the western slope of the Rio Pinturas valley, even though the outcrop exposure is good.

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Interference of north–northeast-striking structures with north–northwest-striking veins is noted in the Pluma sector. The Rio Pinturas and the San José lineaments define the most prospective corridor for Huevos Verdes-type vein mineralization (Dietrich et. al., 2004).

9.7	Other Targets

9.7.1	Pluma Target Area

The Pluma Target was not drilled in any detail and does not host any mineral resources or reserves; however, it is relevant since the excellent exposure provides a good model for the other blind target areas. The Pluma area is located on the slopes of the Rio Pinturas valley and provides one of the best exposures of vein mineralization in the district.

A number of prominent northwest-striking veins crop out on the slopes of the valley. Surrounding the main veins, a nearly stockwork-like network of veinlets occurs at all scales. The host rock is pervasively argillic-altered, and gives way downhill to propylitic alteration. Silicification accompanies all of the veins and fractures. Considering the rather narrow alteration halo around the Huevos Verdes vein, as observed underground, the much more extensive argillic alteration of the Pluma Target is interpreted to be a supergene overprint of the propylitic halo with disseminated pyrite.

Vein mineralization at Pluma West is milky, massive, coarse-grained quartz and white-banded quartz with variable amounts of disseminated sulphides that are mostly oxidized. Gray quartz with disseminated sulphides is often preserved in the centre of the veins. The latter quartz mineralization is cross-cut by millimetre-wide veinlets of transparent comb quartz. Chalcedonic quartz is more common than in the Huevos Verdes vein system.

The Rio Pinturas lineament strikes about 345° and intersects in the Pluma area with the northwest-trending (325° strike) Huevos Verdes vein system. Abundant silicified structures and chalcedonic veinlets strike subparallel to the Rio Pinturas lineament and cross-cut the main northwest-trending mineralization.

The horizontal expression of the veins are characterized by strong bending between northwesterly and north–northeasterly trends, and show little continuity along strike. Bending of veins in the Pluma sector can be interpreted to be as a result of interfering northwesterly and north–northeasterly-trending transcurrent fault systems.

The intensity of silicification, as well as the amount of veinlets (and quartz boulders), increases markedly close to the interpreted contact of Bajo Pobre volcanoclastic agglomerates with the overlying competent lava flows. Although the contact between these volcanic units is difficult to pinpoint exactly around the vein mineralization of the Pluma sector, it is clear from the geological context of the area that the most prominent mineralization of the Pluma area is located very close to that litho-stratigraphic contact. A significant lithological control of mineralization explains why deeper drill holes intercept much poorer structures than are present at surface.

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9.7.2	Saavedra West Target Area

The Saavedra West Target has not been tested since the Minera Andes drilling during the late 1990s. This target was not included as part of the Feasibility Study; however, it is relevant to the geological model, as it displays strong alteration and mineralization and may become important during additional exploration.

The area surrounding the target is interpreted to be a synvolcanic graben developed within the Bajo Pobre Formation and infilled by pyroclastic and lesser sedimentary rocks correlated with the La Matilde Formation. Pebble dykes are abundant within the graben, and ignimbrites that may be correlative with the Chon Aike Formation occur as dykes along one edge.

The combination of a synvolcanic graben with structural complexity, evidence of explosive magmatism, extensive alteration, anomalous precious metals values, and strong geophysical anomalies has made this area an interesting exploration target. Work completed by Minera Andes has outlined four discrete exploration targets within Saavedra West, which include Discovery Hill, structures within the graben northeast of Discovery Hill, graben-bounding faults, and high-sulphidation epithermal mineralization. In addition, several altered and autobrecciated rhyolitic domes, flows, and volcaniclastic rocks in the area are targets for low-grade, disseminated-style gold and/or silver mineralization.

The principal target areas at Saavedra West are Discovery Hill and vein-style mineralization to the northeast of Discovery Hill.

Discovery Hill

Silver and gold mineralization at Discovery Hill is hosted in zones of strong silicification and stockwork veining. These zones are associated with a 50 m to 60 m long, 5 m to 20 m wide, east-trending, ovoid-shaped, hydrothermal breccia pipe, which plunges steeply (80°) to the northeast, and is related to a possible maar diatreme volcano-tectonic setting (Cuniliffe, 1998b, in Cinits et. al., 2002). The breccia pipe has been traced from surface (through trenches) to approximately 25 m down plunge by four RC drill holes, three of which were drilled on one section. A drill hole 50 m to the southeast intersected much narrower and lower-grade breccia style silver and gold mineralization. To the northwest, the pipe pinches out and no significant result were returned from drill holes in this direction.

The pipe is hosted in a sequence of tuffaceous siltstone, sandstone, mudstone, and ash-flow tuffs. Most of the rocks are intensely altered to an assemblage of illite (or sericite), quartz and adularia, with locally disseminated pyrite and/or ankerite. The mineralization consists of pyrite, galena, sphalerite, chalcopyrite, and tetrahedrite with less common stephanite and electrum (Cunliffe, 1998g, in Cinits et. al., 2002).

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Vein-style Mineralization

A series of north–northwest-trending, steeply-dipping (75°) gold- and silver-bearing quartz veins and siliceous structures occur immediately to the northeast of the breccia pipe. These veins may have been emplaced along graben-bounding faults (Setterfield, 1999). Surface mapping and trenching has traced this style of mineralization over a strike length of about 150 m and across widths ranging between 6 m and 12 m. This trend is sub-parallel to that at Huevos Verdes and IP/resistivity geophysical surveys have traced this trend from just northeast of Discovery Hill, 200 m north–northwest to a point which occurs 100 m directly southwest of the HVS zone.

A total of 9 RC drill holes were drilled into this zone over a 500 m strike length, but significant gold and silver mineralization was only encountered in holes over a 150 m strike length in the vicinity of Discovery Hill. The veins remain open at depth and to the southeast, but are closed to the northwest. The veins are hosted in andesite lavas that have been pervasively illite–silica altered. These grade outwards to mixtures of illite–chlorite, and illite–smectite alteration (Setterfield, 1999). Sulphide mineralization in the veins consists of predominantly pyrite, but also some sphalerite and galena, and traces of chalcopyrite. Silver grades range between roughly 20g/t and 750 g/t and gold grades between 0.5 g/t and 1.0 g/t over widths ranging between 5 m and 10 m. Most samples were anomalous in mercury (360 ppb to 2,000 ppb), possibly suggesting a high level of emplacement in the epithermal system (Setterfield, 1999).

9.7.3	Cretaceous Sediment-hosted Veins

Most vein outcrops of the district are hosted in volcanic rocks of the Jurassic Bajo Pobre and Chon Aike Formations. However, some veins appear to be hosted by the Cretaceous sedimentary rocks. Examples of this have been found at the Eastern Windows and Portuguese West Targets.

The easternmost, nearly east-trending vein at the Eastern Windows Target, is hosted in siliciclastic sedimentary rocks of the Castillo Formation. The vein is composed of massive milky quartz. Rock sampling by MSC yielded very weak geochemical anomalies of less than 30 ppb Au and 10 ppm Ag.

The principal vein at the Portuguese West (Oeste) Target is within a north trending fault that juxtaposed hornblende-megacrystic dacite (Bajo Pobre Formation) against tuffaceous sedimentary rocks that are probably form part of the Bajo Barreal Formation. Sampling results returned moderate anomalies of up to 600 ppb Au and 15 ppm Ag.

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The north and east orientations of these veins are very different from the main northwest-trend at Huevos Verdes, Frea, Saavedra West, Pluma, and La Sorpresa. These Cretaceous-hosted quartz veins may represent a late mineralizing stage that precipitated barren to low-grade quartz under a different stress regime.

9.7.4	Other Exploration Targets Explored During 2005

Upon conclusion of the definition drilling program over the Huevos Verdes and Frea veins (up to hole SJD-177), MSC continued to explore several other high-priority targets within the Property. An additional 38 holes totalling approximately 8,995 m (SJD-178 to 215) were drilled between May and June 2005. Most of the targets tested during this drilling campaign are geophysical chargeability and resistivity anomalies generated from 215 line kilometres of gradient array geophysics completed in the first quarter of 2005 (see Section 10.4).

Table 9-1 summarizes the regional targets drilled during the 2005 drilling campaign. The location of each of these targets is shown on Figure 4-1.

Extensions to the Frea Vein were established in 2005, and reported in Cinits et al. (2005). Drilling on the Huevos Verdes South Extension and Kospi South prospects intersected banded quartz veins with minor gold and silver mineralization. The strong IP/resistivity anomaly at Portuguese West prospect remains tested only by one drill hole. At the HVN hanging wall target, quartz vein-hosted mineralization still remains to be drilled out.

Other targets which remain to be tested include the Roadside Target (elevated zinc grades), the La Sorpresa, El Pluma, El Pluma West, and Aguas Vivas geochemical and IP/resistivity anomalies, as well as numerous geophysical anomalies generated by the IP and resistivity surveys.

AMEC is not aware of any further exploration that has been completed over these targets since 2005.

9.7.5	Other Exploration Targets Explored During 2007

In April 2007, MSC re-initiated the program of drill testing regional prospects and NW and SE extensions of the Frea Vein. MSC is currently conducting a 145 holes (38,228 m) diamond drill program, which focuses on 14 separate target areas and is scheduled to be completed by the fall of 2007. At the time of this report, only 31 of the planned holes have been drilled, 30 of them to intercept the NW and SE extensions of the Frea Vein and another one on the Ayelén prospect. Table 9-2 summarizes the regional targets drilled as of September 30 during the 2007 drilling campaign. The location of each of these targets is shown on Figure 4-1.

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Table 9-1: Summary of the Regional Targets (Drilled During 2005)

Target	Number of Drill Holes	Drill holes	Meters Drilled	Targeted Anomaly
Odin (A and B)	13	SJD-178, 180, 182, 198, 199, 201, 204, 205, 209-211, 213, 214	3,027.28	Blind chargeability and resistivity target
Frea Satellite (Ayelén)	9	SJD-179, 191, 200, 202, 203, 206-208, 215	2,369.45	Blind chargeability and resistivity target
Frea NW and SE Extensions (Frea South)	2	SJD-184, 188	557.20	Blind chargeability and resistivity target
Hangingwall Huevos Verdes North	1	SJD-181	223.50	Blind chargeability and resistivity target
Pluma South	1	SJD-183	210.45	Narrow anomalous quartz vein on surface coincident with chargeability and resistivity anomaly
Austri (Kospi South)	1	SJD-185	217.20	Blind chargeability and resistivity target
Frigga	4	SJD-186, 192, 194, 195	737.00	Blind chargeability and resistivity target
Huevos Verdes South Extension	3	SJD-187, 189, 190	649.20	Moderate chargeability and resistivity anomalies south of the Huevos Verdes South ore shoot
Roadside	3	SJD-193, 196, 212	733.00	Narrow anomalous quartz vein on surface coincident with chargeability and resistivity anomaly
Portuguese West	1	SJD-197	271.40	Narrow anomalous quartz vein on surface coincident with chargeability and resistivity anomaly
Total	38		8,995.68

Note: Alternative prospect names are shown in brackets

Table 9-2: Summary of the Regional Targets (Drilled During April-September 2007*)

Target	Number of Drill Holes	Drill holes	Meters Drilled	Targeted Anomaly
Frea NW and SE Extensions	30	SJD-331 to 361 (excluding SJD-358)	8,111	Blind chargeability and resistivity target
Frea Satellite (Ayelén)	1	SJD-358	203	Blind chargeability and resistivity target
Total	31		8,314
* program on-going at the time of this report

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10.0	EXPLORATION

10.1	Minera Andes Exploration (1997 to 2001)

Between 1997 and 2001, Minera Andes completed a multi-phase exploration program over various parts of the Property. Work was concentrated over the northern third of the Property, on the Huevos Verdes, Saavedra West, El Pluma West, La Sorpresa, Celular, and Saavedra Zones (Figure 4-1). The exploration work completed by Minera Andes consisted of the following:

•

Geological Mapping: 1:50,000 scale air photo/Landsat-based structural study, prospecting/geological reconnaissance mapping, which defined nine target areas for further work, detailed geological mapping at a scale of 1:1,000 at Huevos Verdes, Saavedra West, and Saavedra Targets;

•

Sampling: Soil sampling on grids at La Sorpresa, El Pluma West, Celular, Saavedra West and Saavedra (a total of 2,302 samples); enzyme leach soil survey was completed over part of the Huevos Verdes target; stream sediment sampling totalling 368 samples; grab and/or trench channel chip samples totalling 2,536 samples;

•

Trenching: A total of 25 backhoe trenches, totalling 2,550 m, were excavated at Saavedra West (TrSaW-1 to TrSaW-25), and another 30 trenches, totalling 2,125 m, were excavated at Huevos Verdes (TRHV-1 to TRHV-30). Most of these trenches were selectively channel chip sampled across 1 m to 2 m intervals in areas of strong alteration and/or mineralization;

•

Geophysics: Quantec Geofisica Argentina S.A. completed 42 km of controlled-source audio magneto-tellurics (CSAMT) surveys, 74 km of gradient-array IP surveying, and 3 km of real-section IP surveying along selected lines. In addition, approximately 186 line km of magnetic data were collected at Huevos Verdes, Saavedra West, Celular and Saavedra. All geophysical contract work was completed by Quantec Geofisica Argentina S.A.

•

Reverse Circulation Drilling: between 1998 and 2000 a total of 8,594 m in 85 RC holes were drilled into the La Sorpresa, (3 holes totalling 270 m), El Pluma West (8 holes totalling 872 m), Saavedra West and Saavedra Zones (26 holes totalling 2,750 m), HVN (30 holes totalling 2,799 m), HVC (3 holes totalling 285 m), and HVS (15 holes totalling 1,618 m) (see Section 11 for details).

•	Diamond Drilling: a total of 705.2 m in 3 diamond drill holes were drilled into the Saavedra West Zone (see Section 11 for details).

•	Alteration Studies: PIMA analysis, petrographic examination and fluid inclusion work were undertaken on selected samples.

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•

Metallurgical Studies: Minera Andes completed early-stage metallurgical-scoping testwork on RC drill hole cuttings from EP-12 at Saavedra West, and on RC drill hole cuttings from 12 samples from 11 separate drill holes at HVN and HVS.

10.2	MSC Exploration (2001 to February 2003)

Subsequent to signing a joint venture agreement with MHC in 2001, and the formation of MSC, the joint venture company, the Property name was changed from El Pluma–Cerro Saavedra to San José. An extensive exploration program commenced, which included the following:

•

Surveying: A detailed topographic survey of 1,446 ha of the Property, tying the survey to regional reference points (POSGAR 94 network). This included the topographic surveying of all roads, verification of the grid locations and control points previously surveyed by Minera Andes, re-surveying of all Minera Andes drill holes, surface surveying of all deflection points along the main veins, and the construction of new grids. In total, 91 lines spaced approximately 50 m apart were surveyed for those areas that required 5 m contour interval accuracy, and 25 m apart for the areas that required 1 m contour interval accuracy.

•	Geophysics: 45 km of gradient-array IP and 20.25 km of real-section IP were completed by Quantec Geofisica Argentina S.A. The gradient-array IP covered the Pluma South and Pluma West areas.

•

Diamond Drilling: During 2001, a total of 5,110.3 m in 30 holes (HD-1 to HD-30) were drilled into the Huevos Verdes Zone and its northern extensions. HVD-01 twinned Minera Andes’ reverse circulation hole EP-39. By early 2002, the Huevos Verdes vein system had been tested at an approximate drill hole spacing of 100 m over a total strike length of 2.25 km.

•

Mineral Resource Estimates: In 2002, a mineral resource estimate, compliant with CIM requirements, was completed for the Huevos Verdes, Saavedra West Vein and Breccia Zones. This work was in Cinits et al. (2002), and is available through www.sedar.com. The Huevos Verdes mineral estimate is no longer considered relevant since it has seen significant amounts of new drilling since 2002 and been updated several times. The Saavedra West Vein and Breccia Zone resource estimates have not been updated by MSC and no new work is reported at this target, however, AMEC considers that additional core drilling which incorporates a thorough QA/QC program would be required to re-establish these mineral resources.

10.3	MSC Exploration (May 2003 to February 2004)

On 24 July 2003 MSC announced that they were initiating a comprehensive exploration program, which would cover a 17-month period to November 2004 and consist of

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underground exploration/development, environmental studies, metallurgical studies, and the construction and commissioning of a pilot plant at the Huevos Verdes vein area. In addition, a program of geophysics, surface sampling and drilling was planned for several targets on the Property, other than the Huevos Verdes vein system.

•	Land Purchasing: Land was purchased from private land owners and right-of-way agreements were obtained.

•	Road Construction: a 27 km all-weather gravel road was constructed from the highway to the camp site.

•

Diamond Drilling: Between November 2002 and February 2003, 32 diamond drill holes (hole numbers SJD-1 to SJD-32) totalling 4,376.87 m were completed by MSC. Early in 2004, an additional seven drill holes totalling 2,174.65 m (SJD-33 to SJD-39) were drilled into Frea to follow-up on the results from the drilling in 2003.

•	Underground Development: Two 45° angle decline shafts were sunk on the North and South veins at Huevos Verdes and underground development (drifting and raises) was started on the 480 and 430 m levels.

10.4	MSC Exploration (September 2004 to May 2005)

On 29 June 2004 MSC announced they had commissioned a feasibility study for the project. The study was to be managed by MTB Project Management Professionals, Inc., of Denver, U.S.A. AMEC was retained to do a resource audit, mine engineering, metallurgical studies and to review capital and operating costs in September 2004, whereas Vector (Peru) S.A. and Vector Argentina were contracted to complete the geotechnical, environmental and social aspects of the study.

•

Surveying and Topography: Surveying completed during 2005 included topography (1 m contour intervals) over the Huevos Verdes and Frea mineralized zones and the surrounding areas, including locations of planned access and infrastructure. This included the surveying of all existing roads, verification of the grid locations and control points previously surveyed by Minera Andes, surveying of all new drill holes including the re-surveying of all previous Minera Andes drill holes, surface surveying of all deflection points along the main veins, and the construction of new grids.

•

Geophysics: A total of approximately 215 km of gradient-array IP was completed by Quantec during the first quarter of 2005, which extended the previous IP/resistivity surveys to the north and east. Surveying was done on 50 lines, spaced 200 m apart and oriented at 60° and ranging in length between roughly 900 and 6,050 m. Figures 10-1 and 10-2 show the results of the geophysical surveys.

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Figure 10-1: Chargeability Map over Central Portion of the San José Property (After MSC, 2007)

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Figure 10-2: Resistivity Map over Central Portion of the San José Property (After MSC, 2007)

•

Diamond Drilling: In September 2004, six holes (HVD-31 to 37), totalling 695.8 m, were drilled into the HVN and HVS Zones. Between December 2004 and May 2005, an additional 138 diamond drill holes (hole numbers SJD-40 to SJD-177), totalling approximately 32,409.6 m, were completed by MSC. The holes were drilled into the HVN, HVC, and HVS Zones and the Frea Zone. Finally, an additional 38 widely-spaced reconnaissance diamond drill holes (hole numbers SJD-178 to SJD-215), totalling approximately 8,995.68 m, were completed by MSC.

•

Underground Development: During 2004 and 2005, underground development continued at HVN and HVS. By May 2005, a total of 2,545.23 m of drifts on the 480 m and 430 m levels had been completed, as well as 410.51 m of raises between the two levels and to surface, and 329.25 m of declines. In addition, all levels were systematically channel chip sampled by hammer and chisel or by pneumatic hammer methods.

•	Geotechnical, Environmental, Social Studies: Various geotechnical, environmental (EIA), and social baseline studies were initiated by Vector.

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•

Colorado School of Mines Studies: In late 2003 an ongoing technical support program with Colorado School of Mines commenced. This program has consisted of regional geological mapping over 165 km2 and detailed mapping at some of the main targets and underground exposures, petrographic studies, geochemical analyses, age dating, ore microscopy, fluid inclusion studies, PIMA analyses, remote sensing studies, and database reviews.

10.5	MSC Exploration (June 2005 to September 2007)

Work during this period comprised completion of a Feasibility Study, plant development, and on-going exploration.

•	Feasibility Study: The Feasibility Study was completed in October 2005, and based on this a decision to proceed to production was made on 28 March 2006.

•

Diamond Drilling: Drilling during 2006 comprised 132 holes (HVD-38 to HVD-53 and SJD-216 to SJD-330), totaling 22,874.26 m. The Kospi Vein was tested by 128 of these holes. The initial HVD holes were considered the discovery holes for Kospi. In addition, 46 underground holes, totalling 2,226.1 m (holes SJM-29 to SJM-74) were drilled at the HVN and HVS Veins, plus one hole at the Frea Vein (refer to Section 11 for details on the drilling). MSC has continued to drill exploration holes starting in April 2007; as of September 30 2007, 31 holes (8,313 m) had been completed on the Frea NW and SE extensions and in the Ayelén prospect (holes SJD-331 to SJD-361).

•

Underground Development: During 2005, 2006 and 2007, underground development continued at HVN, HVS, and Frea. By the end of the first quarter of 2007 a total of 9,628 m of declines, drifts, crosscuts, stockades, raises, dumps and ramps have been excavated at these three zones (Table 10-1). Two access ramps have been advanced: the Tehuelche Ramp at HVS and the Guer Aike at Frea. A third access ramp at the Kospi Vein has been initiated by MSC (approximately 100 m at the time of the site visit, October 1-5, 2007). All underground development in mineralization has been systematically channel chip-sampled.

•

Surveying and Topography: Surveying of the underground workings, drill holes and surrounding roads and infrastructure has continued through the rest of 2005 and 2006. Surveying was completed by MSC mine staff using a total station instrument.

Surveying methods conform to standard industry practices and are suitable to support feasibility study-level resource estimates.

•	Mine Production: Pre-production at the HV and Frea Veins started on 26 June 2007.

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Table 10-1: Annual Metres of Underground Development (HVN, HVS and Frea Combined) 2003 - 2007

Type of Working	Dimensions (m)	2003 (m)	2004 (m)	2005 (m)	2006 (m)	Jan - Jul 2007 (m)	Total (m)
Declines	2.4 x 2.1	68	177	25	—	—	270
Drifts	2.7 x 2.4	—	1,203	1,264	349	18	2,834
Drifts	3.0 x 3.0	—	—	—	560	888.5	1,448.5
Crosscuts	2.4 x 2.1	—	212	135	5	—	352
Crosscuts	3.0 x 3.0	—	—	191	561	348.4	1,100.4
Crosscuts	4.3 x 4.0	—	—	—	130	234	364
Stockades	2.4 x 2.1	—	393	384	86	102.3	965.3
Chimneys	1.2 x 2.4	—	245	193	—	—	438
Chimneys	1.5 x 1.5	—	—	—	109	114.3	223.3
Dumps	2.0 x 2.7	—	20	22	—	16	58
Ramps	4.3 x 4.0	—	—	619	1,538	354.9	2,511.9
Ramps	3.0 x 3.0	—	—	—	96	170.7	266.7
Ramps	1.5 x 1.8	—	21	—	8	—	29
Raiseborer						768.5	768.5
Total		68	2,271	2,833	3,442	3,015.6	11,629.6

10.6	Potential of Selected Exploration Targets:

AMEC has reviewed exploration data provided by Minera Andes, consisting of the following:

•	For Ayelén, Odin A and Odin B veins: vertical longitudinal sections, indicating composite assays and true widths of the mineralized intersections

•

For the NW and SE extensions of the Frea vein: a vertical longitudinal section, indicating composite lengths and assays of mineralized intersections, as well as individual sample intervals and assays for the 2007 drill holes.

Detailed cross sections were not available for examination. With this limited information, AMEC has estimated the potential tonnages and grades of the three vein systems. The estimation used a conventional method, based on the interpretation of mineralized blocks on vertical longitudinal sections, the calculation of block areas, average horizontal widths and weighted average grades of the mineralized intersections, and the subsequent calculation of block tonnages and weighted average grades. AMEC’s estimation has also considered the following procedures and assumptions:

•	For Ayelén and Odín, AMEC used the composite vein true thicknesses and grades provided by Minera Andes. Composite grades were capped at 10 g/t Au and 500 g/t Ag.

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•

For Frea, AMEC used the individual sample lengths and assays. Individual assays were capped at 25 g/t Au and 1,000 g/t Ag. In such cases where splits were present in the proximity of the main vein (less than 10 m along the hole), the estimation considered the combined thickness and weighted average grade of the split and the vein. Splits located at greater distances were not included in the estimation.

•	For the estimation of horizontal thicknesses, AMEC assumed that all veins dip 70°, and that all holes were drilled with 50° dip.

•	Whenever necessary, horizontal thicknesses were diluted to 1 m minimum mining width.

•	AMEC considered a 2.65 t/m3 bulk density.

Finally, AMEC established tonnage and grade ranges by rounding up and down the results of the estimation; however, AMEC should emphasize that this estimation is conceptual in nature, that there has been insufficient exploration to define a mineral resource, and that it is uncertain if further exploration will result in the target being delineated as a mineral resource.

A list of intersections used in the estimation is presented in Table 10-2. Outlines of areas considered for this estimation are presented in Figures 10-3 to 10-7, and a summary of potential tonnages and grades for each system is presented in Table 10-3.

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Table 10-2: List of Intersections Considered in the Estimation of Potential Tonnages and Grades of Selected Exploration Targets.

		Interval (m)		Composite Length (m)	True Width (m)	Average Grade (g/t)
Vein	Hole ID	From	To			Au	Ag
Ayelén	SJD-208	—	—	—	10.7	25.74	1,723
	SJD-200	—	—	—	1.1	3.49	383
Odin A	SJD-204	—	—	—	11.0	12.03	1,295
	SJD-199	—	—	—	2.3	2.65	45
	SJD-210	—	—	—	1.3	8.63	189
Odin B	SJD-209	—	—	—	2.4	6.58	445
	SJD-213	—	—	—	2.4	0.69	58
	SJD-205	—	—	—	0.9	15.29	856
	SJD-201	—	—	—	0.5	8.71	91
Frea NW	SJD-346	95.4	96.8	1.3	—	4.4	417
	SJD-347	212.3	213.2	0.8	—	6.1	218
	SJD-347	208.4	210.5	2.1	—	1.7	269
	SJD-348	297.1	297.5	0.3	—	5.4	509
	SJD-348	268.3	269.8	1.5	—	6.2	115
	SJD-349	261.9	262.7	0.8	—	1.6	263
	SJD-349	271.2	273.2	2.0	—	6.5	88
	SJD-350	326.9	327.9	1.0	—	50.2	2,721
	SJD-351	118.4	118.7	0.3	—	8.7	671
	SJD-352	183.5	184.3	0.9	—	4.8	128
	SJD-357	249.1	249.6	0.5	—	100.1	1,234
	SJD-357	317.6	319.1	1.5	—	11.4	182
	SJD-359	216.3	218.9	2.6	—	13.1	662
	SJD-360	145.1	146.1	1.0	—	2.6	189
	SJD-235	—	—	6.3	—	8.8	1,065
	SJD-188	—	—	2.2	—	8.9	156
	SJD-188	—	—	1.2	—	1.9	245
Frea SE	SJD-333	159.7	160.4	0.7	—	4.6	744
	SJD-333	164.8	165.2	0.4	—	13.9	2,103
	SJD-335	113.0	114.4	1.4	—	1.1	259
	SJD-335	128.1	130.6	2.5	—	24.4	249
	SJD-341	278.3	280.4	2.1	—	20.8	1,729
	SJD-345	331.1	333.1	2.0	—	1.6	91

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Figure 10-3: Outline of Potential Areas: Ayelén.

Figure 10-4: Outline of Potential Areas: Odin A.

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Figure 10-5: Outline of Potential Areas: Odin B.

Figure 10-6: Outline of Potential Areas: Frea NW Extension.

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Figure 10-7: Outline of Potential Areas: Frea SE Extension.

Table 10-3: Potential Tonnages and Grades of Selected Exploration Targets

	Tonnage (Mt)		Au (g/t)		Ag (g/t)
	Min	Max	Min	Max	Min	Max
Ayelén	0.2	0.4	7	11	300	700
Odin	1.0	2.0	6	10	200	600
Frea Extensions	0.4	1.0	6	10	200	600

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11.0	DRILLING

11.1	Introduction

Approximately 98,744 m in 583 exploration holes has been drilled on the Property since 1998. Of these, 493 of the holes are core (89,651 m) and 90 holes (9,093 m) are reverse circulation (RC). This includes five RC holes designed for hydrogeological purposes; however, these are not discussed in any detail in this section.

Details of the various drilling programs are summarized in Table 11-1, and drill hole locations are shown in Figure 11-1. The drilling by Minera Andes between 1998 and 2000 and by MSC between 2000 and 2004 was for early-stage, exploration-focused programs and for initial resource estimates. The drilling that MSC started in late 2004, and has continued intermittently through the end of 2006, was designed primarily for resource definition and infill drilling at Huevos Verdes (North, South and Central), Frea and Kospi; however, a minor amount of regional prospect drilling has also continued. Regional prospect drilling has re-started in April 2007, and at the time of this report was still ongoing. The drill holes that were considered for the resource and reserve estimates discussed in Section 17 of this report are listed in Table 11-2.

Details of the various drilling programs are summarized in the Sections that follow.

Table 11-1: San José Project Exploration Yearly Drilling Summary

Company	Year	Drill Hole Numbers	Total (holes)	Total (m)	Core or RC Drilling
Minera Andes	1998	EP-01 to 38	38	3,956.00	RC (4 3/4” and 3 3/4” diameters)
Minera Andes	1999	EP-39 to 59	21	1,648.00	RC (4 3/4” and 3 3/4” diameters)
Minera Andes	2000	EP- 60 to 85	26	2,990.00	RC (4 3/4” and 3 3/4” diameters)
Minera Andes	2000	EPD-01 to 03	3	708.21	Core (708.21 m HQ)
MSC	2001	HVD-1 to 30	30	5,113.24	Core (511.24 m HQ)
MSC	2002-2003	SJD-1 to 32	32	4,376.87	Core (4,376.87 m HQ)
MSC	2004	HVD-31 to 36	6	632.80	Core ( 632.80 m NQ)
MSC	2004	SJD-33 to 39	7	2,174.65	Core (2,174.65 m HQ)
MSC	2005	SJD-40 to 215	176	41,405.27	Core (41,365.15 m HQ, 40.12 m NQ)
MSC	2005	SJM-1 to 28A	30	1,825.85	Core (859.10 m NQ, 975.15 m BQ)
MSC	2005	MSC-4 to 8	5	499.00	RC (diameter unknown)
MSC	2005-2006	HVD 37 to 53	17	1,663.6	Core (101.5 m HQ, 1,269.90 m NQ, 394.4 m BQ)
MSC	2005-2006	SJD-216 to 330	115	21,210.66	Core (21,210.66 m HQ)
MSC	2005-2006	SJM 29 to 74	46	2,226.10	Core (diameter not provided)
MSC	2007 (April- September)	SJD-331 to 361*	31	8,313.80	Core (diameter not provided)
Total			583	98,744.05

*	Program on-going at the time of this report

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Figure 11-1: Drilling on the San José Property

Note:	Collar locations for the 31 holes drilled as of 30 September 2007 have yet to be validated by QPs and therefore are not shown on these figures (these holes are located at the Frea Vein NW and SE extensions).

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Table 11-2: San José Project - Drill Holes Considered in Current Resource/Reserve Estimates (Huevos Verdes North, Central and South; Frea; and Kospi Veins)

Vein	Drilling Type	Total (holes)	Total (m)
Huevos Verdes North	RC	14	1,546.00
	Surface Core	37	8,189.38
	Underground Core	26	1,951.10
	Total Drilling	77	11,686.48
Huevos Verdes South	RC	12	1,272.00
	Surface Core	37	6,098.13
	Underground Core	49	1,996.65
	Total Drilling	98	9,366.78
Huevos Verdes Central	RC	5	462.00
	Surface Core	21	3,301.17
	Total Drilling	26	3,763.17
Frea	Surface Core	87	23,463.03
	Underground Core	1	104.20
	Total Drilling	88	23,567.23
Kospi	Surface Core	128	22,047.11
	Total Drilling	128	22,047.11
Total Resource Drilling - All Veins		417	70,430.77

11.2	Minera Andes RC Drilling (1998 to 2000)

The first drilling on the Property was RC drilling, which was completed by Minera Andes during three field seasons, from 1998 to 2000. A total of 85 RC holes (EP-01 to EP-85), totalling approximately 8,594 m, were drilled to test various geophysical and geological targets. The drilling tested the following zones:

•	3 holes (totalling 270 m) at La Sorpresa

•	8 holes (872 m) at El Pluma West

•	2 holes (201 m) at Saavedra

•	24 holes (2,550 m) at Saavedra West

•	14 holes (1,492 m) at HVS

•	30 holes (2,850 m) at HVN

•	4 holes (360 m) at HVC.

Holes were drilled at a range of azimuths and dips to depths ranging between 48 and 174 m. A significant portion of the holes drilled into the HVN, HVS and HVC veins are included in the resource/reserve estimates discussed in Section 17 of this report.

Most holes reportedly intersected the water table below 20 m depth. All RC drill hole collars were surveyed at the completion of the drill program, and collars were individually marked with a concrete marker; however, down-hole deviation tests were not taken. The collars were again surveyed by MSC in 2005.

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Logs documenting this drilling were not provided by MSC, and AMEC could not confirm if recoveries were measured. Typically these logs would include basic lithology, alteration and mineralization data and would not be appropriate on their own for a proper geological interpretation of a narrow vein deposit. Generally RC drilling would not be sufficient to enable definition of the vein and associated splits. AMEC is not aware of whether any QA/QC program was initiated by Minera Andes (including the insertion of duplicates, blanks, or certified reference materials—CRM) during the RC drilling program, nor is there any description of the security measures in place for the sampling program.

11.3	Comments on the Minera Andes RC Drilling Campaigns

AMEC did not observe the RC drilling in progress and although the reported procedures appear to be in accordance with industry-accepted practices, there are potential areas of concern regarding use of this data that must be considered. The RC technique produces a large volume sample which is considered more representative of the unit being sampled; however, in certain cases there is the potential of down-hole “smearing” of precious metal grade. Therefore, it is not certain whether this method of drilling provides a truly representative sample, especially for narrow, high-grade, vein-style deposits. Twining with core holes is usually required to assist in this determination.

In addition, an evaluation of decay or cyclicity of assays from RC drilling is usually required to determine if down-hole contamination has occurred at various contacts or during rod changes. Finally, the lack of reliable RC recovery data precludes AMEC from commenting on whether a consistent bias or relationship exists between grade and recovery.

AMEC understands that only one RC hole was twinned with a diamond drill hole (core hole HVD-01 twinned RC hole EP-39). A single hole is insufficient to enable a proper evaluation. A visual review of these two drill holes indicates a similar grade profile in terms of the position of the mineralized interval and dimension; however, the difference between Au and Ag grades is significant.

The RC database is a relatively small percentage of the holes and total metres drilled at Huevos Verdes (31 out of 201 holes, approximately 15%; 3,280 m out of 24,816 m, approximately 13%) and therefore, AMEC has accepted its incorporation into the database to support the current resource estimates. However, AMEC recommends that a more representative percentage of twin holes be drilled during the next drilling phase.

During AMEC’s review of the HVN cross section interpretations, three RC holes (EP-70, EP-74, and EP-85) appeared to show smearing of precious metal grades, and AMEC recommended that resource blocks related to these holes be downgraded in their

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classification to an Indicated and/or Inferred category. Once these holes are twinned with a core hole that substantiates the grades and widths then the confidence level on the blocks can be adjusted accordingly.

There are no RC holes drilled into the Frea or Kospi Veins.

11.4	Minera Andes Diamond Drilling (2000)

In 2000, three core holes totalling 270 m (hole numbers EPD-1 to EPD-3) were drilled on the Saavedra West (Discovery Hill) prospect by Minera Andes. The holes were drilled at dips ranging between -55° and -60° to depths ranging between about 219 m and 250 m. These drill holes are outside of the current resource/reserve estimates and are not considered in any detail in this report.

All hole collars were reportedly surveyed at the completion of the drill program; however, down-hole deviation tests were not taken. Drill logs documenting this drilling were not provided by MSC, and AMEC could not confirm if recoveries were measured. AMEC is not aware of whether any QA/QC program was initiated by Minera Andes (including the insertion of duplicate, blank, or CRM samples) during the core drilling program, nor is there any description of the security measures in place for the sampling program.

11.5	MSC Diamond Drilling (2001)

During 2001, 30 diamond drill holes (HVD-1 to HVD-30), totalling approximately 5,113 m, were completed by MSC. Of these, 24 holes were drilled to test the HVN, HVC and HVS Veins and their extensions, and two holes were drilled to test a geophysical anomaly close to the HVS vein. Four additional holes (HVD-27 through HVD-30) were drilled to test for a northern extension of the HV vein system beneath basalt cover, and targeted IP/Resistivity anomalies. All drilling produced HQ diameter (63.5 mm) drill core, except the lower section of hole HVD-17 which was reduced to NQ diameter (47.6 mm) core. The collars of all holes were surveyed upon completion, but AMEC is not aware if any down-hole deviation surveys were taken. The holes were drilled at dips ranging between -50° and -85° to depths ranging between approximately 63 and 304 m.

The logging for the HVD series core holes included a graphic log and numerical coding (style and quantity) for lithology, alteration, quartz veining, structure and sulphides/oxides. In addition, columns for rock quality designation (RQD) and percentage core recovery were included, as well as a column for comments. No assays results were added to the log; however, the sample number and corresponding intervals were recorded. In general, a visual review indicated that core recoveries, especially over the mineralized intervals were good, and no evidence of bad drilling practices or lost core were observed. Core recovery was measured for each drill run and in general was very good, averaging above 90% recovery.

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Sampling was based on lithology and the maximum sample interval was 2.9 m, with most samples occurring in the 1 m to 2 m range. The diamond drill hole sampling lacked a QA/QC program.

AMEC has been informed that the main mineralized intercepts were photographed by MSC.

Of the 24 MSC diamond drill holes which targeted the Huevos Verdes Vein (at the North and South Zones), many successfully intersected the mineralized vein structure. Fifteen of these intercepted significant concentrations of gold and silver ranging between 2 to 41.64 g/t Au and 10 to 4,100 g/t Ag over true thicknesses ranging between 0.25 and 6.8 m. The drilling assisted in tracing the vein for a total of approximately 2.25 km along strike from HVS (600 m strike length) to HVN (800 m strike length) and to a vertical depth of about 250 m below the post-Jurassic paleosurface (in hole HVD-13). At the time of this drilling the HVC Zone was not recognized as a separate zone and was considered to be part of the overall Huevos Verdes Zone.

11.6	MSC Diamond Drilling (2002 to 2003)

Between November 2002 and February 2003, 32 diamond drill holes (hole numbers SJD-1 to SJD-32) totalling 4,376.87 m were completed by MSC. These holes were designed to test various geophysical and geological targets outside of the main Huevos Verdes trend. The drilling tested targets at the following zones:

•	17 holes (totalling 1,988.74 m) at Pluma

•	2 holes (170.69 m) targeting anomalies south of HVS

•	5 holes (958.62 m) at Saavedra West

•	8 holes (1,258.82 m) at Frea.

The holes drilled into the Frea Zone (SJD-18 to SJD-23, SJD-31 and SJD-32) were targeting IP/resistivity anomalies below Cretaceous sediments and Tertiary basalt cover, and are considered to be the discovery holes for this zone. None of the drill holes in the other zones during this program intersected any significant mineralization.

The holes in the program were drilled at dips ranging between -45° and -69° (hole SJD-10 is incorrectly entered in the database with a dip of -27°; however, this hole is outside of the current resource area) and to depths ranging between approximately 56 m and 279 m.

No information was provided to AMEC which summarized the drilling contractor, type of drill used, core diameters or other drilling protocols.

Starting in 2002, MSC incorporated standard logging procedures. The protocols were in place for all SJD series holes on the project. AMEC reviewed these protocols and actual logging of holes (starting from hole SJD-40) during site visits in 2004 to 2005. The following is a summary of the protocols in place:

•

Core logging took place in a well lit and secure facility. Technicians and/or geologists logged minor physical data such as core recovery, RQD and other required geotechnical determinations. Core photography is completed at this stage. More detailed geotechnical logs, if required, were logged by a geologist or geotechnical engineer. A project geologist then completed a log of lithology, alteration, mineralogy and structure and marked the core for sampling. Finally, digital files were added to the drill hole database for archiving. At the completion of logging and sampling, the core was archived in well-labelled, secure racks.

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•

Logging protocols were acceptable and recorded most information pertinent to developing numerical coding of mineralization controls for resource estimation. AMEC’s inspection of drill core during site visits from 2004 to 2005 confirmed that the logging protocols were being correctly used.

•	AMEC considers the logging protocols and information collected are appropriate for defining mineralization controls for resource and reserve estimation.

•

Drill hole collars were surveyed by the mine surveying crew upon completion of each hole. Down-hole deviation measurements were completed by MSC using a Sperry Sun single-shot tool at variable depth intervals using a unit rented from the drilling contractor; however, magnetic deviation and dip results were reportedly not dependable (see discussion in Section 14.6.2; Down-hole Survey Review) and therefore were not recorded in the database.

•	Core recovery was measured for each drill run, and in general was good averaging greater than 90% recovery.

11.7	MSC Diamond Drilling (2004)

During September 2004, MSC drilled seven holes (HVD-31 to HVD-37) totalling approximately 695.8 m, which were planned to intersect the vein along the southern and northern extensions of the HVN and HVS Zones.

The holes in the program were drilled to the southwest at dips ranging between -45° and -60° to depths ranging between approximately 63 m and 148 m. No information was provided to AMEC which describes the drilling methodology or contractors used.

All drill hole collars were reportedly surveyed at the completion of the drill program, however, down-hole deviation tests were not taken. Drill logs documenting this drilling were not provided by MSC and AMEC is not aware if recoveries were measured. AMEC is not aware of any QA/QC program that was initiated by MSC (including the insertion of duplicate, blank, or CRM samples) during the core drilling program, nor is there any description of the security measures in place for the sampling program.

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Later in 2004, an additional seven diamond drill holes, totalling approximately 2,175 m, were completed by MSC (hole numbers SJD-33 to 39). All holes were collared to intersect the Frea Zone to follow-up on anomalous results yielded during the 2003 diamond drilling program.

The holes in the program were drilled to the southwest at dips ranging between -50° and -57° to depths ranging between approximately 220 m and 421 m. The drill rig was not in operation during the time that AMEC was on site in 2004 to 2005, and therefore, no review of the sample collection procedures and security or logging protocols was undertaken.

The collar of each hole was surveyed upon completion of the hole, and Sperry Sun down-hole deviation tests were taken at approximately 100 m intervals down the hole (see Section 14.6, Down-hole Survey Review).

MSC advised that the same logging protocols as described in Section 11.6 were used for this phase of drilling.

Core recoveries were not recorded on the drill logs reviewed by AMEC for this program; however, a visual review of the core indicates that recoveries were good, similar to previous core drilling programs.

AMEC’s review of the sample database revealed that the drilling over the Frea Zone (holes SJD-33 to SJD-39) did not include a full QA/QC program. Pulps and rejects from this phase of drilling are no longer available for re-sampling. A significant number of new drill holes at Frea were subjected to a QA/QC program; therefore, the lack of QA/QC on these seven holes is considered to have limited impact on the resources.

11.8	MSC Definition Diamond Drilling (2005)

Between December 2004 and May 2005, MSC embarked on a major, three-phase drilling program aimed at outlining a combination of Measured and Indicated Mineral Resources at the HVN, HVC, HVS and Frea Zones. A total of 138 surface diamond drill holes totalling approximately 32,409.59 m were completed (SJD-40 to SJD-177). In addition, 30 underground diamond drill holes totalling 1,825.85 m were completed (SJM-1 to SJM-28A) at the HVN and HVS Zones. The drilling tested the following zones:

•	Surface Holes

•	38 holes (totaling 8,264.4 m) at HVN

•	7 holes (1,033.55 m) at HVC

•	19 holes (3,271.39 m) at HVS

•	74 holes (19,840.25 m) at Frea.

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•	Underground holes

•	13 holes (771.5 m) at HVN

•	17 holes (1,054.35 m) at HVS.

The surface holes sited along the Huevos Verdes trend were mostly drilled towards the southwest at dips ranging between -45° and -90° but mostly at about -50°. The hole depths range between approximately 37 m and 320 m, and average 200 m. At the Frea Zone, holes were mostly drilled towards the southwest at dips ranging between -45° and -90°, but mostly at about -50°. Hole depths range between approximately 56 m and 421 m, and average 250 m. Underground drill holes were collared horizontally (except for one hole, SJM-01, which had a dip of -50°) at various azimuths towards either the northeast or the southwest and to depths ranging between approximately 7 m and 108 m.

AMEC visited each of the surface rigs to observe them in operation during site visits in 2004 to 2005, and all drill rigs appeared to be performing correctly. AMEC did not observe any of the underground rigs, as most of the drilling occurred after the final site visit in 2005, and prior to the 2007 site visit.

All surface holes were collared to produce HQ diameter core, and were reduced to NQ diameter at depths ranging between 145.8 m and 185.92 m. The collar of each hole was surveyed upon completion of the hole, and Sperry Sun down-hole deviation tests were taken at approximate 50 m intervals down the hole (see Section 14.6). The campaign produced 32,369 m of HQ-sized core, 899.22 m of NQ-sized core and 975.15 m of BQ-sized core (36.5 mm). Drill rigs were suitable to produce high-quality core to the depths being drilled (up to 420 m).

MSC advised that the same logging protocols as described in Section 11.6 were used for this phase of drilling.

Drill core was sampled at intervals ranging between 0.2 m and 2.0 m, but averaged around 0.65 m.

All underground holes were completed using a drill core diameter approximately equivalent to BQ. Due to the short length of these holes, no reductions of core diameter were required. The collars of all holes were surveyed upon completion of the hole. No down-hole deviation tests were collected.

Drill holes at HVN, HVC and HVS are spaced nominally at 35 m along strike and 50 m vertically along section lines oriented at an azimuth of 054°.

Drill holes at Frea are spaced nominally at 35 m along strike and 50 m vertically along section lines oriented at an azimuth of 50°.

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Average core recovery in the 2005 MSC drilling program was approximately 92%. Drilling problems were restricted to zones of faulting or strongly-fractured zones with argillic alteration, and drilling additives were required in some areas to maintain high core recovery. AMEC inspected the Huevos Verdes and Frea drill core during the 2004 to 2005 drilling campaign and found core recoveries to be consistently high.

11.9	MSC Regional Diamond Drilling (2005 to 2006)

Subsequent to the completion of the definition drilling over the Huevos Verdes and Frea Zones, MSC continued drill-testing regional IP/resitivity geophysical exploration targets. Most of the targets are “blind”, occurring below Tertiary basalt and/or Cretaceous sedimentary cover. A total of 54 surface diamond drill holes totalling approximately 10,596.28 m were completed (SJD-178 to SJD-215 and HVD-38 to HVD-53). The targets tested by the SJD series of holes are shown in Table 9-1. The HVD series were all drilled targeting the Kospi Vein, and are considered the discovery holes for this zone.

The SJD series holes were cored with HQ wireline tools, except for holes SJD-212 and SJD-213, which were reduced to NQ diameter at depths of 241 and 243 m, respectively. Holes were drilled at various orientations, depending upon the target; however, most were drilled either towards the northeast or southwest at dips around -50°. The hole depths range between approximately 24 m and 325 m, and average about 250 m.

The HVD series holes were cored with NQ (HVD-38 to 49) or BQ (HVD-50 to 53) wireline tools. Holes testing the Kospi vein were mostly drilled towards the northeast, at dips averaging around -50°. Hole depths range between approximately 41 m and 130 m, and average 100 m.

AMEC did not observe any of these holes being drilled, as most of the drilling occurred prior the May 2007 site visit. However, MSC informs AMEC that industry best practice guidelines were adhered to, and the drilling was subject to the same rigorous QA/QC program which was in place for the definition drill program, discussed in Section 11.8. The same logging protocols as described in Section 11.6 were used by MSC for this phase of drilling.

AMEC has been informed that the collar of each hole was surveyed upon completion of the hole. Holes HVD-38 to HVD-53 were not surveyed downhole; however, holes SJD-178 to 215 had Sperry Sun down-hole deviation tests collected at approximate 50 m intervals down the hole.

Drill core for holes HVD-38 to HVD-53 was sampled (172 samples) at intervals ranging between 0.26 m and 1.22 m, but averaging around 0.64 m. Drill core for SJD holes were sampled at intervals ranging between 0.02 m and 1.5 m, but averaging around 0.65 m. A total of 937 samples were taken.

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Typical core recovery during the HVD series of holes was approximately 95%, while the SJD holes averaged around 92% recovery.

11.10	MSC Drilling (2006)

Between 11 September and 16 November 2006, MSC embarked on a major drilling program aimed at outlining a combination of Measured, Indicated and Inferred Mineral Resources at the Kospi Vein. A total of 115 surface diamond drill holes totalling approximately 21,211 m were completed (SJD-216 to SJD-330); however, three of these holes (SJD-235, SJD-236, and SJD-330) totalling 617.5 m, were drilled at the Frea Vein. In addition, 46 underground diamond drill holes totalling approximately 2,226 m were completed (holes SJM-29 to SJM-74) at the HVN (13 holes totalling 1,179.6 m), HVS (32 holes totalling 942.3 m) and Frea (1 hole totalling 104.2 m) Veins.

The surface holes at Kospi were mostly drilled towards the northeast at dips ranging averaging around -50°. The hole depths range between approximately 54 m and 354 m, and average 183 m. The three Frea holes were drilled to test the north and south extensions of the vein and were drilled towards the northeast to depths ranging between approximately 147 m and 438 m. The underground drill holes were mostly collared horizontally (except for five holes, SJM-62, 66, 71, 73 and 74, which have dips ranging between -4° and -62°) at various azimuths towards either the northeast or the southwest and to lengths ranging between approximately 3.4 m and 136.9 m (average length about 50 m).

AMEC did not visit the surface or underground rigs during the drilling program; however, MSC has a thorough QA/QC program in place and strict sampling handling protocols, as described in Section 11.8.

All surface holes were collared to produce HQ diameter core. The collar of each hole was surveyed upon completion of the hole, and Sperry Sun down-hole deviation tests were taken at approximate 50 m intervals down the hole (see Section 14.6). All underground holes were completed using a drill core diameter approximately equivalent to NQ and BQ. Due to the short length of these holes, no reductions of core diameter were required. The collars of all holes were surveyed upon completion of the hole. No down-hole deviation tests were collected.

The same logging protocols as described in Section 11.6 were used by MSC for this phase of drilling.

Drill core at Kospi was sampled at intervals ranging between about 0.02 m and 1.80 m, but averaged around 0.63 m. Underground drill holes were sampled at intervals ranging between about 0.3 m and 1.5 m, but averaged around 0.62 m.

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Drill holes at Kospi are spaced nominally at 40 m along strike and 40 m vertically along section lines oriented at an azimuth of about 40°.

Average core recovery in the Kospi drilling program was approximately 93%. Drilling problems were restricted to zones of faulting or strongly-fractured zones with argillic alteration. Drilling additives were required in some areas to maintain high core recovery. AMEC inspected the Kospi drill core during the May 2007 site visit and found core recoveries to be consistently high.

11.11	MSC Drilling (2007)

In April 2007, MSC started a new phase of diamond drilling focusing on regional prospects and strike extensions of some of the known veins. As of the date of this report, 31 core holes (8,313 m) with HQ diameter had been drilled out of a proposed 145 holes (38,230 m), and the program is scheduled to continue into the fall of 2007.

All of the initial holes of this program have been drilled to test the northwest and southeast extensions of the Frea vein and were drilled towards the southwest at dips averaging around -50°. The hole depths range between approximately 80 m and 419 m, and average 268 m. Other targets to be drilled during this exploration phase are discussed in Section 21.

MSC has a thorough QA/QC program in place and strict sampling handling protocols (Section 11.8). A description of surveying results (collar and/or down-hole deviations) was not available; however, this will be reported as part of the next update to this Technical Report. Preliminary results have been returned for 31 of these holes, but at the time of this report interpretation is still ongoing.

11.12	Conclusion on Drilling Programs

At the conclusion of the various drilling programs the following comments are presented:

•	The Frea and Kospi Veins have become two of the most significant zones in terms of grade and tonnage.

•

Mineralization at Frea has been traced over an 800 m strike length and to depths ranging from 200 m to 250 m. The average width of the vein is around 4.3 m; however, the majority of the economic mineralization occurs within an average width of around 2.0 m to 2.5 m. The vein strikes at 316° and dips on average 52° northeast. The Frea vein remains open to the southeast and the structure continues to the northwest (albeit with lower grades).

•	Kospi has been traced through drilling over a 1,100 m strike length and to depths ranging between 10 and 230 m. The average width of the vein is around 3.0 m;

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however, most of the economic mineralization occurs within an average width of about 1.8 m. On average, the vein strikes at 308° and dips 70° southwest. The Kospi vein remains open to the southeast, and in some sections, at depth.

•

The Au and Ag grades at HVN are restricted to a few narrow high-grade shoots; however, at least one additional vein with significant grades and widths occurs in the hanging wall of the main vein. This hanging wall vein should be modeled and incorporated into future mineral resource estimates.

•	The HVS vein remains open to the north–northwest.

•	The main mineralized shoot at HVC remains open to the north–northwest and at depth.

•

Several new targets have been identified and early stage drilling at some of these have intersected gold and silver bearing quartz veins with average grades and widths in similar ranges to those returned from the early stage drilling at Huevos Verdes, Frea and Kospi. Additional drilling is needed to further advance these targets towards a resource stage.

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12.0	SAMPLING METHOD AND APPROACH

12.1	Drilling Programs

12.1.1	Minera Andes RC Drilling (1998 to 2000)

The following is a short summary of the sampling protocols for the RC drilling program:

•

Minera Andes RC drill hole samples were sampled and prepared on site at San José. Degerstrom drilling crews collected the samples; however, a Minera Andes geologist was on site to monitor the sample collection process.

•

Holes were continuously sampled over their entire length over approximate 1.0 m to 1.5 m intervals. Dry samples were split into two pans through a Gilson splitter set for a 50% split; in zones of poor recovery only one split was made. Equipment was cleaned with compressed air between samples. Samples were not weighted to estimate recovery.

•

The pan contents were transferred to cloth sample bags, and sealed with wire ties. One sample was sent to the laboratory for preparation and analysis, and the other sample, a duplicate split or reject, was retained on site.

•

Wet samples were run through the cyclone directly into a rotary wet splitter set to deliver 50% to each of two large micropore-cloth bags. One sample was sent to the laboratory for preparation and analysis, and the reject or duplicate split was retained on site. No attempt was made to collect or treat excess water overflow from the sample collecting bags.

•

An additional small sample was collected in chip trays for geological logging on site. There are also no descriptions of the security measures in place for the sampling program. AMEC made recommendations in Cinits et al. (2005) for sampling and security, which remain to be implemented.

•	All samples were shipped directly by a Geolab (now ALS Chemex) truck to their preparation lab in Mendoza. The pulps were flown to Degerstrom for analysis.

•	When Degerstrom completed the sample, drilling and analytical work for Minera Andes, Degerstrom held an interest through shares in Minera Andes, and cannot be considered as an independent laboratory.

12.1.2	Minera Andes Diamond Drilling (2000)

AMEC did not receive documentation relating to sample collection protocols that were in place during the Minera Andes diamond drilling program (holes EPD-01 to EPD-03). Samples were presumably shipped to Geolab in Mendoza and then to Degerstrom for analysis using the same sample preparation and analytical protocols as described in Section 12.1.1.

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12.1.3	MSC Core Drilling (2001)

AMEC was provided with only limited documentation regarding the sampling collection protocols used during the drilling of holes HVD-1 to HVD-30.

Core was marked at 0.1 m to 3.4 m intervals (average around 1.0 m) of logged mineralization. Drill core was mechanically split. Half of the drill core was stored for reference, assay, or metallurgical samples; the other half of the drill core was placed in a pre-numbered and tagged sample bag.

Samples were transported to a secure central storage area at the completion of each day’s sampling, and loaded onto a truck when a sufficient number of samples were ready for shipment to the laboratory. All samples were shipped directly by a truck contracted by MSC to ALS Chemex Laboratories in Mendoza for preparation and analysis.

Sample preparation and analytical protocols were not made available to AMEC.

12.1.4	MSC Core Drilling (2002 to 2007)

AMEC reviewed the sampling, and sample preparation procedures in practice during three site visits undertaken between September 2004 and April 2005, and two site visits in May and September 2007. AMEC also reviewed the sample preparation and assaying procedures during a site visit to MSC’s principal laboratory (Alex Stewart) and a secondary laboratory preparation facility in Mendoza in 2005. AMEC did not observe any procedures in place prior to hole SJD-40. AMEC believes that the procedures in place have continually improved.

The following protocol was in place for the MSC drilling programs:

•

The project geologist is responsible for ensuring procedures at the drill rigs are of an acceptable nature. This includes verifying core retrieval and assembly, core box orientation, core marker placement and mark-up, core transportation methodology and security, geotechnical logging procedures, recovery and photography.

•	The logging process comprises recording lithology, alteration, mineralogy and structure.

•

Sample intervals are marked on both the core and the core boxes. A core splitting line is marked on the core by the geologist. Zones with more friable core are taped prior to cutting to avoid core loss at the saw. Core sample intervals respect geological, mineralogical, and structural boundaries. AMEC recommended in 2005 that samples are not less than about 50 cm, and preferably longer than 1.0 m.

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•

The core is then transported to the core-cutting area. The project geologist ensures that the core is properly cut in half by a trained technician using a diamond saw. One half of the core is returned to the core box, while the other half is placed in a pre-numbered and tagged sample bag.

•

Disaggregated material is carefully handled to avoid, or minimize, sampling bias. A metallic wedge is used to force the separation of the fragmented core into two halves, and then all the material from one of the halves is completely sampled, including all fine material.

•

Once the sample is completed, the bag is immediately sealed. The sample bag has the sample number clearly written on both sides of the bag and the corresponding sample tag included in the bag with the sample. The individual sample tags have pre-assigned sample numbers to account for the insertion of blanks, duplicates and CRMs that will be submitted along with each sample shipment. All samples are then entered in the database.

•

Samples were transported to a secure central storage area at the completion of each days sampling and loaded onto a truck when a sufficient number of samples were ready for shipment to the laboratory. All samples were shipped directly by a truck contracted by MSC to Alex Stewart Laboratories in Mendoza for preparation and analysis.

12.2	Trenching

12.2.1	Minera Andes Trenching (1997 to 2000)

A series of 30 trenches (TRHV-01 to TRHV-30), totalling 2,125 m, were excavated and sampled by Minera Andes at HVS during 1997 and 2000. MSC collected 566 channel chip samples, nominally 25 cm wide and ranging from 0.3 m to 1.8 m long (but generally 1.0 to 1.5 m long) within the trenches. Typical trenches at HVS are about 1.2 m in width, 0.5 m to 1.5 m in depth, and 15 m to 192 m in length.

An additional 6 trenches (HTHV-1 to HTHV-6) were also excavated over the Huevos Verdes vein, however, there is no documentation regarding who excavated these and when, and the protocols associated with the sampling. The trenches vary from approximately 6 m to 22 m in length, and a total of 81 samples were collected which range in length from 0.1 m to 1.6 m (average 1.0 m).

Of the 30 trenches, 11 trenches were incorporated into previous versions of the resource estimates (TRHV-16, TRHV-18, TRHV-19, TRHV-21 to TRHV-25 and HTHV-1 to HTHV-6), but these are not incorporated into the current estimates reported in Section 17 of this

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report. The trenches were visited by AMEC; however, no independent samples were collected as part of this current report. AMEC had previously reviewed and sampled a selection of these trenches in 2002 (Cinits et al., 2002).

The Saavedra West Target, approximately 6 km to the south of HVS, is well-exposed, and Minera Andes completed 25 irregularly-spaced backhoe trenches (TrSaW-1 to TrSaW-25), totalling 2,550 m while exploring this area during 1996 and 1997. Most trenches were selectively channel chip-sampled across 1 m to 2 m intervals in areas of strong alteration and/or mineralization. Typical trenches at Saavedra West are about 1.20 m wide, 0.5 m to 1.5 m deep, and 24 m to 232 m in length.

12.2.2	MSC Trenching (2002)

An additional 142 trenches (T-1 to T-142), totalling approximately 4,176 m, were reportedly excavated in the Pluma, Sorpresa, Saavedra and Huevos Verdes Zones in late 2002. The trenches range in length from approximately 10 to 140 m. MSC collected 401 channel chip samples nominally 25 cm wide and 0.2 m to 1.85 m long (averaging about 0.7 m) within the trenches. AMEC has not visited any of these trenches and none have been incorporated into the resource estimates discussed in Section 17 of this report.

Trenches were systematically geologically mapped by MSC at a scale of 1:200.

12.2.3	Underground Channel Chip Sampling (2004 to 2007)

Until late 2004, underground channel sampling programs by MSC at HVN and HVS were taken using a hammer and chisel method. Individual samples ranged from 0.1 m to 1.0 m in length, but generally ranged between 0.2 m to 0.5 m. The samples were collected across the back of the drift in 0.20 m to 0.25 m wide sample lines, oriented perpendicularly to the strike of the vein. Sample lines were spaced approximately 2.0 m apart. MSC collected approximately 3,670 underground channel chip-samples using this technique. During AMEC´s first site visit in September 2004, it was determined that the channel chip-sampling process was not done appropriately and was resulting in poor sampling precision (Cinits et al., 2005).

Subsequent to recommendations made by AMEC, MSC changed the sampling protocols and initiated channel sampling using a pneumatic drill in order to obtain a “representative sample” with a consistent fragment size, and a consistent overall sample size in relation to the sample length. AMEC also recommended that sample lengths be increased to a minimum of 0.3 m. MSC then completed a program of re-sampling every second sample line (approximately every 4 m throughout the mine, except in areas that could no longer be accessed due to timber being installed, or along the raises).

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AMEC recommended that samples collected by the hammer and chisel method should not be included in resource estimates, or if they are used, the confidence level of blocks associated with them should be downgraded to lower confidence levels.

During the May 2007 site visit, AMEC reviewed the methodology of collecting and surveying channel lines at both the Huevos Verdes and Frea veins. No samples were being collected by MSC at the time of AMEC’s visit; however, MSC confirmed that the pneumatic hammer method continues to be used for all channel sample collection. Channel lines are painted in the top wall and surveyed at one extremity as a collar. Azimuth and from/to intervals are entered in the database and the channels are recorded as a drill hole.

AMEC noted that in some circumstances the sample lines do not extend across the entire drift to include the wall rock material adjacent to the vein (as separate samples). It is AMEC’s experience that sampling across the entire drift is good practice, even if the mineralized structure is much narrower. Collection of additional samples in the immediate well rock helps to provide information for dilution analysis, and can possibly identify additional zones of mineralization peripheral to the main vein that might not been visually evident.

During the September 2007 site visit AMEC observed the channel sampling procedure. The hammer and chisel method was used at the time, but the sampling surface was thoroughly sampled in small fragments (less than 3 cm diameter). The sample weight was about 3 kg.

Table 12-1 summarizes the number of individual channel chip samples and overall number of sample lines collected from the various levels of workings at the HVN, HVS and Frea Zones, and incorporated into the mineral resource estimates in Section 17.

Table 12-1: Summary of Underground Sampling

Location	Individual Channel Samples	Sample Lines	Range of Sample Lengths (m)	Average Sample Length (m)
Frea	2,923	641	0.5 to 1.4	0.66
Huevos Verdes	6,398	2,093	0.01 to 4.1	0.59
Total	9,321	2,734	0.01 to 4.1	0.61

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13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1	Drilling Programs

13.1.1	Minera Andes RC Drilling (1998 to 2000)

All samples were prepared by Geolab (now ALS Chemex) at the Mendoza preparation lab. No details were provided to AMEC regarding the preparation protocols.

The sample pulps were then flown to Degerstrom for analysis. At the time that Degerstrom completed the sample and analytical work for Minera Andes, the company held an interest through shares in Minera Andes, and therefore cannot be considered as an independent laboratory for this drilling phase.

Degerstrom assayed each sample for gold by 30 g fire assay fusion with a direct-coupled plasma (DCP) finish. Silver, Cu, Pb, Zn, As, and Bi were assayed by 1 g aqua regia digestion and DCP–atomic emission spectroscopy. Mercury was analyzed by a 1 g nitric acid digestion, cold vapour foil technique.

Pulps of any significant intervals were sent to Bondar Clegg laboratories (now ALS Chemex) in Vancouver for check analyses. Bondar Clegg reportedly completed 60 g fire assay (FA) for Au with gravimetric finish and atomic absorption spectroscopy (AAS) finish for Ag less than 3 ppm. Although this practice is useful for checking high-grade values, the data cannot be used to evaluate accuracy due to the partial selection bias. AMEC was not provided with this data for review.

Other than the check analyses discussed above, AMEC is not aware of any other external QA/QC program, such as submission of blank, duplicate and CRM samples, which was initiated by Minera Andes during the RC drilling program. Therefore AMEC is unable to comment on the accuracy or precision of the analytical results.

13.1.2	Minera Andes Diamond Drilling (2000)

AMEC understands that the same laboratories and sample preparation and analytical protocols were used for this program as those used for the RC drilling programs.

13.1.3	MSC Core Drilling (2001)

All samples from this phase of drilling were prepared and analysed by ALS Chemex in Mendoza; however, the specific preparation and analytical protocols were not made available to AMEC.

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Check analyses for gold and silver assays for MSC drill samples were performed by Alex Stewart Laboratories in Mendoza. The results of these check analyses were not provided to AMEC.

13.1.4	MSC Core Drilling (2002 to 2005)

The Alex Stewart Laboratory in Mendoza was used as the primary laboratory for this phase of drilling. The check assays were conducted at ALS Chemex, in La Serena (Chile), which is the secondary, or umpire laboratory for the project. Samples were assayed at both laboratories for Au and Ag and a suite of 12 elements including Cu, Pb, Zn, and As by an ICP method. Details of the assay methods for Au and Ag are presented in Table 13-1. In February 2005, AMEC visited the Alex Stewart laboratory and ALS Chemex preparation facilities in Mendoza, and found equipment, assaying and QA/QC procedures to be appropriate.

Table 13-1: Analytical Methods

Laboratory		Au (ppm)	Ag (ppm)
Alex Stewart	Method	Au 4 FA/AA (30 g)	Ag FA/Grav (30 g*)
	Detection Limit (ppm)	0.01	1
	Method	AA23 (FA 30 g, AAS)	Ag-GRA21 (30 g, FA, gravimetric finish)

ALS Chemex	Detection Limit (ppm)	0.005	5
	Method	Au-GRA21 (FA 30 g, gravimetric finish) (for values > 10 ppm)
* Hochschild switched from 50 g FA to 30 g FA early in the program.

13.1.5	MSC Core Drilling (2006-2007)

MSC reports that the same laboratories were used as the primary and secondary laboratories during the 2006-2007 drilling. Both laboratories employed the same sampling and analytical protocols as described in Section 13.1.4.

13.2	Quality Assurance/Quality Control Programs

13.2.1	Minera Andes RC and Core Drilling Programs (1998 to 2000)

AMEC is not aware of any QA/QC program that was initiated by Minera Andes (including the insertion of duplicate, blank, or CRM samples) during the RC or core drilling programs from 1998 to 2000. AMEC understands that original pulps and rejects are no longer available in order to initiate a re-sampling program, and to be able to comment on the accuracy and precision of this data.

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13.2.2	MSC Core Drilling Programs (2001 to 2003)

AMEC understands that only very limited QA/QC methods were used by MSC for the core drilling programs from 2001 to 2003, and that original pulps and rejects are no longer available and only limited amounts of core are archived, as much of the core generated from this program has been previously re-sampled or used for metallurgical testwork. The amount of remaining sample material is not sufficient to initiate a re-sampling program and therefore AMEC cannot assess the accuracy and precision of this data.

13.2.3	MSC Core Drilling and Underground Programs (2004 to 2005)

A quality assurance/quality control (QA/QC) program was designed by AMEC in January 2005, and immediately implemented by MSC. The program, fully described in Cinits et al. (2005), commenced at drill hole SJD-40, and after approximately 3,670 underground channel chip-samples had been collected.

Core Drilling

Alex Stewart was used as the primary laboratory for this phase of drilling at Huevos Verdes North, Central and South and at Frea. The check assays were conducted at ALS Chemex in La Serena.

Twin, duplicate, CRM and blank samples were inserted in the sample sequence with the normal core samples to monitor sampling and sub-sampling variances, laboratory precision and accuracy, to identify potential problems during the sampling, preparation and assaying practices, possible sample cross-contamination and swapping, and several other parameters. The approximate proportion of each sample type was 1 in 30, or 3%.

As part of the QA/QC program, 208 samples (185 check samples plus additional control samples for QA/QC) were also sent for external check assays to ALS Chemex in La Serena (Chile) and analysed for Au and Ag by the methods shown in Table 13-2. In addition, granulometric tests on 10% of the check samples (20 samples) were conducted at ALS Chemex, to check the quality of pulverization at Alex Stewart. Only 65% of the samples (originally tested during February and March 2005) complied with the condition assumed by Alex Stewart (85% passing 200#). Since this poor adherence to sample preparation protocols could lead to lower analytical precisions, AMEC notified Alex Stewart of this in early April 2005. Alex Stewart then immediately adjusted their protocols, after which the preparation quality considerably improved.

Table 13-2 is a summary of control samples used for this phase of drilling.

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Table 13-2: Summary of 2004 to 2005 QAQC Program

Type of Sample	Description	Number of Samples
Sampling	Total number of samples	6,296

	Number of control samples	1,385(22.0)%

of which:
	Twin samples	201(3.2)%
	Coarse duplicates	201(3.2)%
	Pulp duplicates	210(3.3)%
	Coarse Blanks	185(2.9)%
	Pulp blanks	186(2.9)%
	CRMs	248(3.9)%
	Check samples	185(2.9)%

	Control samples in check sample batch	30(14.4)%

of which:
	Pulp duplicates	6(2.9)%
	CRMs	17(8.2)%
	Pulp blanks	7(3.4)%

Assaying	Number of assays (Au, Ag)	12,592

of which:
	Regular sample determinations	9,822
	Control sample determinations	2,770(22.0)%

	Granulometric checks in check sample batch	20 (9.6 % of the check samples)

As a result of the 2005 QA/QC program, AMEC concluded that:

•	Sampling and sub-sampling variances were within acceptable limits.

•	Assay precision for Au and Ag at Alex Stewart and ALS Chemex was satisfactory.

•	Assay accuracy for Au and Ag at Alex Stewart and at ALS Chemex was satisfactory.

•	No significant cross-contamination was detected during preparation and assaying at Alex Stewart and during assaying at ALS Chemex.

•	Grinding quality at Alex Stewart was below declared specifications during the first two months of 2005 (February and March), but was later improved.

•	The Au and Ag assays of the 2005 drilling exploration campaign at San José are considered to be sufficiently precise and accurate to be used for Au and Ag resource and reserve estimation purposes.

•	MSC should use commercial CRMs, or certified standards prepared in well-recognized laboratories. The standards should not be prepared in the primary or secondary laboratories.

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Underground Sampling QA/QC Results

Ungrouped Samples

In an effort to twin the original hammer and chisel sampling, MSC attempted to accurately follow a number of original channel sample lines. Results were disappointing, primarily due to the fact that most of the original sample locations could not be identified. The twinning program was modified to twin only those locations which were adequately marked. The 51 resulting samples were called “remuestreos”. All the samples were assayed at Alex Stewart, and the corresponding submission batch included eight control samples (two coarse duplicates, two pulp duplicates, two CRMs and two blanks).

The QA/QC of re-sampling data indicated that:

•	sampling and sub-sampling variances still exceeded the acceptable ranges, although an improvement was observed as compared to initial data

•	analytical precision and accuracy were within acceptable ranges

•	a certain degree of contamination was detected in pulp blanks, probably as a result of poor manipulation practices during sample re-bagging (at the mine) or assaying (at the laboratory).

AMEC recommended that:

•	sampling procedures be further studied

•	mine personnel involved in the preparation of the batches, and Alex Stewart personnel should be requested to improve the procedures for handling of pulps.

Grouped Samples

Following the procedure described above for the “ungrouped samples”, the same “remuestreos” were further processed as follows: the average Au and Ag values for each sample line were calculated, resulting in 19 twin sample average pairs. The twin sample average pairs were evaluated according to the “hyperbolic method”.

The QA/QC data of the twin sample versus “remuestreo” data indicates that:

•	sampling variances still exceed the commonly accepted ranges

•	however, compositing the individual samples considerably improves the sampling variance trend

•	“remuestreo” data could be used for resource estimations for Au and for Ag; the latter with caution.

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AMEC recommended that:

•	channel sampling procedures are further improved

•	individual sample lengths are increased to around 0.5 m to 1.0 m.

13.2.4	MSC Core Drilling and Underground Programs (2006-2007)

The vast majority of the sampling in 2006-2007 was related to the definition drilling program at the Kospi Vein, but between April and September 2007 additional drilling was conducted at the extensions of the Frea Vein. This drilling incorporated the same QA/QC program that was used for the previous drilling programs. A minor amount of underground channel chip sampling at HV South and Frea also took place during the period.

Kospi Vein Core Drilling

Alex Stewart was used as the primary laboratory for this phase of drilling. The check assays were conducted at ALS Chemex in La Serena.

Twin, duplicate, CRM and blank samples were inserted in the sample sequence with the normal core samples to monitor sampling and sub-sampling variances, laboratory precision and accuracy, to identify potential problems during the sampling, preparation and assaying practices, including possible sample cross-contamination and swapping, and several other parameters. The approximate proportion of each sample type is presented in Table 13-3.

AMEC is not aware of any program of external check assays (of previously analysed pulps) as part of the QA/QC program. Furthermore AMEC is not aware of any granulometric tests that were completed during this phase of drilling to check the quality of pulverization at Alex Stewart.

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Table 13-3: Summary of 2006 QAQC Program (Kospi Vein Core Drilling)

Type of Sample	Description	Number of Samples
Sampling	Total number of samples	4,176

	Number of control samples	862(20.6)%

of which:
	Twin samples	164(3.9)%
	Coarse duplicates	156(3.7)%
	Pulp duplicates	175(4.2)%
	Coarse Blanks	108(2.6)%
	Pulp blanks	73(1.7)%
	CRM samples	186(4.5)%
	Check samples	0(0)%

Assaying	Number of assays (Au, Ag)	8,352

of which:
	Regular sample determinations	6,628(79.4)%
	Control sample determinations	1,724(20.6)%

	Granulometric checks in check sample batch	0 (0% of the check samples)

Analysis of the duplicate sampling is presented in Table 13-4. No outliers were detected for the coarse and pulp blanks.

Table 13-4: Duplicate Sample Evaluation, Kospi Vein

Sample Type	Element	Number of Samples	Number Failures	Failures (%)
Twin Samples	Ag	164	11	6.7
	Au		13	7.9
Coarse Duplicates	Ag	156	8	5.1
	Au		18	11.5
Pulp Duplicates	Ag	175	3	1.7
	Au		17	1.7

As a result of the 2006 Kospi drilling QA/QC program, AMEC concluded that:

•	Sampling and sub-sampling variances were within acceptable limits.

•	Assay precision for Au and Ag at Alex Stewart was satisfactory.

•

Assay accuracy for Au and Ag at Alex Stewart was satisfactory. Two of the gold CRMs (SJ10 and SJ32) are yielding excessive bias values of -10.1% and -14.8%, respectively, but in view of their low grades, well below the economic cut-off for the deposit, AMEC does not consider them as valid Au CRMs.

•	No significant cross-contamination was detected during preparation and assaying at Alex Stewart.

•	Grinding quality at Alex Stewart was not tested.

•	No external check analyses were completed to assist in the evaluation of the assay accuracy.

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Frea Extensions Core Drilling

AMEC did not receive the original QA/QC data obtained during the 2007 campaign. However, a report prepared by MSC (MSC, 2007) acknowledges that twin samples, coarse duplicates and pulp duplicates exhibit 90%, 44% and 10% relative errors for Au, respectively, at the 90th percentile in the cumulative frequency plot, well above the acceptable thresholds (30% and 20%, respectively for twin samples and coarse duplicates), even after excluding sample pairs below 0.2 g/t Au. In the case of Ag, the corresponding figures are 80%, 13% and 20% relative errors, respectively, after excluding sample pairs below 5 g/t Ag; therefore, twin samples and pulp duplicates exceed the acceptable thresholds (30% and 10%, respectively).

MSC (2007) presents control charts for six CRMs, one of them documented for Au, two for Ag, and three for both elements. The accuracy was not discussed, but from a visual inspection of the plots, AMEC is of the opinion that accuracy is in general within acceptable limits; however, outliers are relatively frequent, both for Au and Ag, which indicates poor reproducibility or frequent mixups.

Blanks have been inserted to monitor contamination, but it is not clear what kind of blanks have been used (coarse or pulp). Significant contamination has not been detected.

In summary, on the basis of the limited information received, AMEC is of the opinion that:

•	Au sampling and sub-sampling variances exceed the acceptable ranges.

•	Ag sampling and analytical variances exceed the acceptable ranges.

•	Au and Ag accuracy appear to be within acceptable ranges, but the presence of a relatively high proportion of outliers indicates poor reproducibility and/or frequent mixups.

•	No contamination has been detected during preparation and assaying at the laboratory.

AMEC recommends that:

•	Sampling, preparation and analytical procedures be further studied

•	mine personnel involved in the preparation of the batches, as well as Alex Stewart personnel, should be requested to improve the procedures for handling of pulps.

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Underground Sampling QA/QC Results

Starting June 2005, MSC continued their program of underground channel chip sampling at HVS and Frea. As of June 30 2007, a total of 1,774 samples had been submitted for assay, of which 1,573 were actual channel samples and 201 were control samples. The approximate proportion of each sample type is presented in Table 13-5. AMEC did not receive information for the underground sampling that was completed during the 3rd quarter of 2007.

Table 13-5: Summary of 2005-June 2007 QAQC Programs (Underground Channel Sampling)

Type of Sample	Description	Number of Samples
Sampling	Total number of samples	1,774(100)%

	Number of control samples	201(11.3)%

of which:
	Twin samples	48(2.7)%
	Coarse duplicates	4(0.2)%
	Pulp duplicates	5(0.3)%
	Coarse Blanks	64(3.7)%
	Pulp blanks	5(0.3)%
	CRM samples	70(3.9)%
	Check samples	0(0)%

Assaying	Number of assays (Au, Ag)	3,548

	of which:	3,146(79.4)%
	Regular sample determinations	402(20.6)%
Control sample determinations
	Granulometric checks in check sample batch	0 (0% of the check samples)

AMEC has reviewed the results of 48 twin samples from the underground chip sampling program, representing a 2.7% of the total samples (Table 13-6) and identified 13 failures for Au (27.1%) and 14 failures for Ag (29.2%). AMEC is of the opinion that some of the failures may represent sample mix-ups, but still the failure rates are very high, and reflect poor sampling precision.

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Table 13-6: Twin Sample Evaluation, Channel Samples

Sample Type	Element	Number of Samples	Number of Failures	Failures (%)
Twin Channel Sample	Au	48	13	27.1
	Ag		14	29.2

Evaluation of the CRMs for the channel sampling indicated that CRM SJ10 displayed a strong negative bias for gold, and due the average grade of the CRM being less than the economic cut-off for the deposit, the use of this CRM should be discontinued.

AMEC received the results of four coarse duplicates (0.2%) and five pulp duplicates (0.3%). AMEC processed these limited data, and obtained acceptable error rates for Ag in both cases (0%), and for Au in coarse duplicates (0%). The error rate for Au in pulp duplicates was very high (40%). However, AMEC is of the opinion that the coarse and pulp duplicate insertion rates are too low, and thus valid conclusions on the data cannot be made.

A review of the blank sampling for the underground program indicated that one sample assayed over the blank safe value for silver (Figure 13-1) in the coarse blank data set. Pulp blank samples for gold and silver, and coarse blank samples for gold were in control.

As a result of the 2005–June 30 2007 San José underground QA/QC program, AMEC concluded that:

•	Sampling variances were very high, reflecting poor sampling precision.

•	Sub-sampling and analytical variance could not be properly assessed.

•

Assay accuracies for Au and Ag at Alex Stewart were satisfactory. One of the gold CRMs (SJ10) yielded an excessive bias of -21.5%), but in view of its relatively low-grade, well below the San José economic cut-off, AMEC does not consider this CRM as a valid Au CRM for this deposit.

•	No significant cross-contamination was detected during preparation and assaying at Alex Stewart.

•	Grinding quality at Alex Stewart was not tested.

•	No external check analyses were completed to assist in the evaluation of the assay accuracy.

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Figure 13-1: Silver in Coarse Blank Samples, Underground Sampling

Recommendations

AMEC recommends that:

•

A thorough review of the CRMs be undertaken as soon as practicable. Use of CRMs SJ10 and SJ32 for Au should be discontinued. MSC should use only commercial CRMs, or certified standards prepared in well-recognized laboratories. The standards should not be prepared in the primary or secondary laboratories.

•

Grinding quality checks be conducted at the primary laboratory after each crushing and grinding step in order to monitor the quality of the preparation process. This should be initiated as soon as practicable.

•

A program of check samples be initiated at the secondary laboratory, as soon as practicable. Batches should include duplicate, CRM samples and pulp blanks in a proportion of approximately 5% each, in order to assess the precision, accuracy and contamination, respectively, at the secondary laboratory. Additional sieve checks should be conducted at the secondary laboratory as part of the check assay process.

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14.0	DATA VERIFICATION

As part of the independent expert review, AMEC conducted the following verification checks on the San José project:

•	Site visits (see Section 2 of this report). During 2007, Huevos Verdes and Frea were visited; however, no other parts of the Property were reviewed in the field by AMEC.

•	Review of the surface and underground geological and mineralization interpretations (Sections 7 and 9)

•	Deposit model (Section 8)

•	Review of the historic and current exploration programs (Sections 6 and 10)

•

Review of data that are informing resource and reserve models (Sections 11, 12, and 13). The review covered core, trench and underground samples, including channel and underground sample site inspection, drill core inspection, review of core logging, sampling and assay protocols and methods, and review of sample security measures and sample storage.

•	Review of QA/QC data protocols and methods, data integrity and validation (Sections 13 and 14).

•	Review of metallurgical test-work (Section 16)

•

Review of mineral resource and mineral reserve estimations (Section 17), including estimation methodologies and checks; in particular, reviewing those areas which have been identified as contributing to the resource base since the completion of the 2005 Feasibility Study.

•

Review of proposed mining methods, plant and equipment, metallurgical extraction methods, plant, equipment and recoveries, and financial parameters (Section 19); in particular where those assumptions and methods have deviated from the Feasibility Study base case documented in Cinits et al. (2005).

•	Review of metal price and other economic assumptions (Section 19).

•	Review of the proposed work program (Section 21).

AMEC has relied on external experts for the information on tenure, environmental and surface rights.

14.1	Previous Verification

Four phases of independent project verification have been undertaken on the San José project:

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•	In September 2001, a due diligence review was completed on behalf of Hochschild (Reddy, 2001).

•	In April 2002, an exploration-stage review was undertaken, which included visits to the Huevos Verdes, Saavedra West and Pluma Target areas (Cinits, 2002).

•

In the period September 2004 to September 2005, AMEC conducted an audit of the mineral resource estimates for Huevos Verdes and Frea Zones by Abel Puerta from MSC. This audit was incorporated into Cinits et al. (2005).

•

In the period May to June, 2007, AMEC conducted an updated audit of the mineral resource/reserve estimates for Huevos Verdes and Frea Veins, as well as the mineral resources for the Kospi Vein, all of which were completed by Abel Puerta, MAusIMM, from MSC. Results of this audit are incorporated into Section 17 of this report.

14.2	Laboratory Inspections

During the 2001 due diligence review (Reddy, 2001), both ALS Chemex (Geolab) and Bondar Clegg laboratories in Mendoza, which were the principal laboratories being used for analyses during 2001, were visited.

In 2005, as part of the audit process, AMEC visited both the principal laboratory (Alex Stewart Laboratories) and the secondary laboratory preparation facilities (ALS Chemex) in Mendoza, Argentina. During these visits, Dr. Simon reviewed the sample preparation and assaying protocols and methodologies, and assay quality assurance and quality control (QA/QC) programs.

14.3	Independent Sampling

Mr. Reddy collected independent samples during the 2001 due diligence assessment (Reddy 2001), as did Mr. Cinits during the 2002 visit (Cinits, 2002). This work confirmed the presence of gold and silver mineralization at San José. The 2002 independent sampling verified that that results from these samples corresponded with the general range of grades that had been reported during previous exploration stages.

In 2004, AMEC collected a suite of twin channel chip samples from underground exposures at both the North and South Shafts, as well a suite of duplicate reject and pulp samples from the MSC on-site warehouse. Although the samples collected by AMEC were immediately bagged and sealed, they were not independently transported by AMEC to a laboratory due to logistical issues. AMEC requested that MSC assist in the shipping to the ALS Chemex facilities in Mendoza. Sample preparation protocols are documented in Cinits et al. (2005).

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14.4	AMEC QA/QC (2005)

Twin underground channel chip samples were collected by AMEC from the Project, in an attempt to replicate the MSC channel sampling. In addition, coarse reject duplicates and check samples were taken from the mine storage. Additional double twin samples were taken by AMEC, replicating the original twin samples. Coarse blanks were inserted during the preparation process. Pulp duplicates, CRM and blank pulp samples were also inserted in the assay batches (Table 14-1).

Table 14-1: AMEC Re-Sampling and Assaying Summary

Type of Sample	Description	Number of Samples
	Number of regular secondary lab samples of which:	87
	Twin samples (from UG channel chips)	22
AMEC Re-sampling	Coarse duplicate samples	28
	Check samples	30
	Double twin samples (new twin samples)	4
	Coarse blanks	3

	Secondary lab samples assayed (Ag, Au and 34 element ICP) of which:	103
Assaying	Regular samples	87
	Pulp duplicates	5
	CRMs	6
	Pulp blanks	5

Results of the QA/QC evaluation were as follows:

•	No definite sampling bias could be identified.

•

The sampling variance in the twin channel chip samples appears to be very high, as a consequence of a combination of factors, among them the small sample size, poor sampling practices, and difficulty in locating previous samples.

•	No substantial bias during the initial sampling program was produced at Alex Stewart as a result of preparation or assaying.

•	The sub-sampling variance at Alex Stewart during the initial sampling program appears to have been within acceptable limits.

•	The assay precision at ALS Chemex and Alex Stewart appears to have been within acceptable limits.

•	The assay accuracy for Au and Ag at Alex Stewart during the initial sampling program appears to have been within acceptable limits.

•	No significant bias was detected during the Au assaying at ALS Chemex.

•	Limited Au contamination was detected during sample preparation and assaying at ALS Chemex.

•	Crushing during the initial sampling program was adequate, but grinding was deficient.

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Subsequent to this re-sampling program AMEC recommended that the underground sampling method should be changed to a pneumatic hammer method (see Section 12.2.3).

14.5	Drill Collar Review

14.5.1	AMEC 2004 Site Visit

AMEC measured the relative distance between selected drill hole collars in each of the mineralized zones using a tape measure and compared the results to a drill hole location plan. A small number of holes showed location inconsistencies; MSC has subsequently reviewed all collar locations and resurveyed or corrected errors and inconsistencies in hole locations.

AMEC also compared surveyed elevations for the HVN, HVC, HVS and Frea Zones against the surface topography that was provided in the final MineSight model to be used in the Feasibility Study. Some holes were noted with survey differences that were greater than 2 m. AMEC recommended that MSC review the topography and the collar/trench locations to determine if any checks or re-surveying were required. As all differences greater than 2.0 m were positive (drill collar elevation greater than surface topography), the probable impact on the resource estimate was considered to be minimal.

AMEC’s review of drill sections indicated that Trenches TRHV-21, TRHV-22 and HTHV-02 do not correlate with the interpreted surface projection of the vein and may be inappropriately surveyed. As a result, some of the geological solids appeared to have inappropriate “kinks” in order to correlate with the surface trenches. These were recommended to be checked in the field prior to the next model run.

Table 14-2: Comparison between Surveyed and GPS Collar Locations-May 2007

Collar GPS Check Drill Hole (Location)	X	Y	Surveyed Collar Coordinate		Difference (m)
			X	Y	DX	DY
SJD-67 (HVS)	2,400,993	4,830,279	2,400,989	4,830,279	4	—
SJD-280 (Kospi)	2,399,843	4,832,081	2,399,839	4,832,082	4	1
SJD-311 (Kospi)	2,400,187	4,831,808	2,400,185	4,831,810	2	2
SJD-305 (Kospi)	2,400,243	4,831,818	2,400,241	4,831,818	2	—
SJD-68 (Frea)	2,401,281	4,832,665	2,401,278	4,832,665	3	—

During the recent site inspection, AMEC observed that many drill hole collar monuments were not identified with the drill hole number. Recent drill holes for the project are being marked on PVC caps on the casing, which eventually get lost, rather than being engraved in a cement monument. AMEC recommends that in the future a more permanent method of marking the drill hole locations be used.

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14.6	Down-hole Survey Review

The majority of MSC drilling, from 2002 to 2005, was surveyed with a Sperry Sun single-shot camera supplied by the drilling contractor. While this method is subject to interference from magnetic minerals in the host rock units, core logging has noted only low levels of magnetite in the drilled areas. The Sperry Sun method should be a fairly reliable and cost-effective method of checking deviation measurements, provided that an appropriate protocol is followed during the collection of the readings.

14.6.1	Minera Andes RC Drilling (1998 to 2000) and MSC Core Drilling (2001)

AMEC is not aware of any down-hole surveys that were completed during either the Minera Andes RC drilling programs (holes EP-01 to EP-85) or the MHC core drilling in 2001 (holes HVD-01 to HVD-36).

14.6.2	MSC Core Drilling (2002 to 2004)

AMEC’s review of the initial 39 holes of the SJD series indicated that either the Sperry Sun instrument was giving erroneous readings or that the instrument was not used appropriately. Twenty-nine of these holes targeted regional prospects, the remaining ten (SJD-21, and SJD-31–39) were sited to test the Frea zone. Two of these holes are greater than 240 m in depth and have no survey data (SJD-31 and SJD-32), while two other holes (SJD-21 and SJD-33) show significant differences between the collar reading and the first down-hole reading (9° and 14°, respectively). The remaining five holes were surveyed over down-hole intervals ranging between approximately 100 m and 150 m and returned acceptable results.

14.6.3	MSC Core Drilling (2005)

Review of the 2005 drilling indicated that the Sperry Sun readings are reasonable and in general deviations appear to be minimal (averaging around 1° to 3° deviation between the collar and end of the hole for the azimuth and 1° to 2° for the dip). AMEC reviewed 110 photo disks from 31 selected holes between SJD-40 and SJD-117. Three disks contained azimuth measurements with greater than 2° differences (2° to 4°) from the measurement recorded by MSC, and 4 disks had dip measurements of 1° difference from the measurement recorded by MSC. MSC has completed an internal review of all disks for the 2005 program and corrected any disk reading errors.

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AMEC reviewed twice the down-hole survey files to check for abrupt azimuth or dip changes, indicative of the presence of false deviations from magnetic interferences or inappropriately collected readings. A number were identified, primarily occurring between the first (presumable the collar reading) and second readings (usually at a depth of about 50 m); however, in several other examples, significant deviations were noted throughout the hole. Out of 147 holes reviewed that have down hole survey data (from SJD-21 to SJD-177), 39% (57 holes) showed measurements with differences. Most of the differences were in azimuth, but occasionally in the dip. Differences were primarily attributed by MSC to mixups due to the large numbers of drill rigs on site, and rig shifts during night shift.

AMEC understands that some of these discrepancies have been corrected by MSC by taking the first Sperry Sun reading (generally at a depth of 50 m) and using this value for the collar survey; however, it would be more accurate to re-do the readings at the collar as suggested in Cinits et al. (2005).

14.6.4	MSC Core Drilling (2006-2007)

During the first drilling phase at Kospi (16 holes; HVD-38 to HVD-53), no down-hole surveys were taken. The remaining 143 Kospi drill holes from the infill campaign (SJD-216 to 361) were down-hole surveyed using Sperry Sun. Readings were taken every approximate 50 m. AMEC verified those drill holes graphically using GEMS software and found no inconsistencies.

14.6.5 Down-Hole Survey Discussion

For the current resource estimates at HV, Frea and Kospi, of a total drill hole database of 417 holes (70,431 m), 56 holes totalling 8,188 m (approximately 12% of the total drilled metres) were over 100 m in drilled depth with no down-hole survey data. AMEC considered the data to be acceptable because the average amount of deviation was low and the percentage of unsurveyed holes in the database was also relatively low. AMEC accepts that some unsurveyed holes were incorporated into the current resource models.

14.7	Density Review (2005)

14.7.1	Core Bulk Density Measurements (Huevos Verdes and Frea)

Prior to 2005, only five density determinations had been completed. A detailed density determination program commenced in 2005, comprising 267 samples from 31 holes in Huevos Verdes and 462 samples from 37 holes in Frea. Samples were about 10 to 15 cm in length. Samples were processed by ALS Chemex using the water displacement method with dried, paraffin-coated samples.

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Density statistics for the main lithologies at Huevos Verdes and Frea are presented in Table 14-3.

Table 14-3: Drill Core Bulk Density Statistics, Huevos Verdes and Frea

	Huevos Verdes			Frea
Lithology	Andesite	Quartz Vein	Quartz Breccia	Andesite	Quartz Vein	Quartz Breccia
Modeling Code	100	500	600	100	500	600
Average (t/m3)	2.58	2.59	2.60	2.65	2.60	2.64
Standard Deviation (t/m3)	0.10	0.17	0.12	0.09	0.07	0.07
Coefficient of Variation (%)	3.8	6.5	4.6	3.3	2.6	2.5
Number of Samples	74	160	33	174	231	57
Minimum (t/m3)	2.07	1.88	2.43	1.99	2.27	2.45
Maximum (t/m3)	2.76	3.44	3.10	2.85	2.93	2.75

MSC has used the following densities for the gold-bearing material: 2.595 t/m3 for Huevos Verdes, and 2.611 t/m3 for Frea. These values were obtained by averaging the quartz vein and the quartz breccia data for each vein system.

No density values were separately determined for the oxide mineralization and for the purposes of the Feasibility Study model, the values obtained from the primary (unoxidized) mineralization for both Huevos Verdes and Frea were applied to oxide material. AMEC recommended MSC ensure that an appropriate number of determinations are collected from this style of mineralization for future model runs (Cinits et al., 2005).

AMEC considered that density values were suitable to support resource estimates at a Feasibility Study level. The low variation of the density determinations reduced the need for density domaining during Feasibility Study modelling; however, additional sampling was recommended as the project evolved to provide more accurate local estimates of density.

14.7.2	Core Density Measurements (Kospi)

During 2006, a total of 169 density determinations were completed for the Kospi Vein; however, of these, only 97 are from mineralized quartz vein or quartz breccia material and were used in support of the resource modeling. The remaining 72 samples are from andesitic wall rock material. During the 2007 drilling program, MSC has not taken additional samples for density determination.

All samples for density determinations were collected from drill core samples measuring about 10 cm to 15 cm in length, and were processed by Alex Stewart Laboratory in Mendoza using the water displacement method on dried samples, with no paraffin-coating applied. Since the quartz veins at San José can have a high percentage of open spaces,

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AMEC is of the opinion that for future samples MSC should use paraffin-coating to obtain a more accurate density reading.

Only a cursory review of the range of values was completed by AMEC, which are deemed to be suitable for resource estimation purposes. Density statistics for the main lithologies at Kospi are presented in Tavle 14-4.

Table 14-4: Drill Core Bulk Density Statistics, Kospi

	Huevos Verdes
Lithology	Andesite	Quartz Vein	Quartz Breccia
Modeling Code	100	500	600
Average (t/m3)	2.61	2.62	2.65
Number of Samples	72	92	5
Minimum (t/m3)	2.40	2.33	2.56
Maximum (t/m3)	3.13	4.35	2.76

MSC has used a density of 2.611 t/m3 for the gold-bearing material at Kospi, which is a slightly more conservative value than that yielded by the average of the quartz vein and the quartz breccia data presented above (2.62 t/m3).

14.7.3	Underground In-Situ Density Sampling

Underground in-situ bulk density sampling was undertaken in 2005, using a protocol developed by Hochschild for its Peruvian mines. The procedure is fully documented in Cinits et al. (2005). The density database includes 20 in-situ bulk density determinations conducted at Huevos Verdes, of which 19 correspond to vein material and one to andesite.

The bulk density value obtained from in-situ determinations (2.70 t/m3) is 4% higher than the density established from laboratory determinations. However, the in-situ density data set relies on a much smaller number of determinations (19) than the laboratory set, with a standard deviation and a coefficient of variation nearly three times higher. Since the in-situ bulk density samples usually include more heterogeneous material than compact core samples, and possibly void spaces, a lower figure would be expected. AMEC recommended that this apparent contradiction be reviewed.

14.8	Geological Interpretation Review (2005 and 2007)

Alteration and lithological interpretations were reviewed by AMEC in July 2005 and again in May 2007. MSC interpretations were developed using various MineSight® software and incorporated all drill hole and underground sample data as well as pertinent interpretations of mineralization, alteration and lithology. Preliminary interpretations were prepared by MSC geologists by manually marking up vein and breccia zone intercepts on irregularly-spaced drill hole sections through the deposit.

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Two separate 3D wireframe models of the Huevos Verdes Vein were constructed from these intercepts, by digitizing: one for the vein (domain “500 series”) and the second which represented the mineralized portion of the vein using a US$45/t cut-off. The cut-off was determined by applying metallurgical recoveries for gold and silver (89.65% and 90.49%, respectively at Huevos Verdes, Frea and Kospi). MSC assumed gold and silver prices of US$500 and US$8.50, respectively.

During the 2005 review, AMEC inspected the MSC interpretations by constructing a series of parallel sections, spaced at 20 m intervals and appropriately oriented for the vein under consideration, and bench plans, spaced at 40 m intervals. All available data from the model was plotted on the 1:500 scale sections including drill holes, topography, assay intervals, and all available geological solids.

The review identified a number of issues with the interpretations, including inconsistencies between geological logs of surface and underground drill holes, survey and vein modelling inconsistencies, lack of structural or lithological interpretation, domain boundary irregularities and lack of an oxide domain. However, AMEC was of the opinion that none of these were significant enough to alter the resources reported for the Huevos Verdes or Frea veins by more than a few percent. AMEC considered that there was a reasonable agreement between drill hole composites of lithology and grades and the interpreted outlines of the domains. Interpretations were considered to be suitable to use in estimation of mineral resources in support of a Feasibility Study.

In May and October 2007, AMEC reviewed the interpretations by AMEC by visually inspecting plans and vertical sections on screen and, using GEMS® software, completing various validation routines. The vertical section interpretation is acceptably reconciled to the plan views.

14.9	Database Audit (2005)

Drill logs and assay data generated prior to 2004 were manually incorporated into a GEMM database. Pre-2000 work by Minera Andes was validated against printed certificates and logs, whereas drill results from 2001 to mid-2003 were imported and visually checked for accuracy.

From 2004, MSC manually input all drill log data directly into a GEMM database. Assay data were imported electronically into the database. Topographic data is captured directly from electronic surveying equipment. The resulting database is then exported into MineSight for geological modelling and resource estimation purposes.

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AMEC audited the lithology, alteration, assay and down-hole survey databases in August 2005 and found the error rate to be within acceptable limits. Recommendations arising from the audit included:

•	A review of new domains is required as, and if, they are added to the resource model.

•	Data entry procedures should be substantially enhanced. The implementation of a double data entry system during database construction was strongly recommended.

14.10	Database Audit (2007)

During the 2007 site visits, AMEC confirmed that MSC continues the same method of data input, using the GEMM database, as described above.

As a data integrity test, AMEC verified drilling assays results for Kospi against original electronic lab certificates. Electronic copies of the certificates from Alex Stewart laboratory were provided to AMEC in MS Excel format. A total of 3,997 line records, containing gold and silver values, along with the sample and certificate numbers were manually typed in a MS Excel spreadsheet.

Using the sample number as the key field, data values from the project database were cross checked with AMEC´s data entry spreadsheet. The differences found were stored in one additional column and AMEC verified 260 records, 6.5% of the total from the certificates. The only differences observed by AMEC were due to QA/QC samples that could not find a match in the database and samples that were re-assayed, so those samples present two assays values that were averaged.

The methodology used by MSC of importing lab assays results automatically into the project database minimizes the usual integrity problems of manual data entry, and AMEC recommends MSC keeping the actual practice.

AMEC considers the assays data integrity for Kospi vein as good for being used at Mineral Resource estimation.

•

AMEC audited the assay and down-hole survey databases as part of this current review and found the error rates to be within acceptable limits. AMEC continues to recommend that MSC implement a more rigid data entry system, such as double data entry.

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15.0	ADJACENT PROPERTIES

No adjacent properties of significance are present.

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16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

Several bench-scale metallurgical investigations have been conducted on Huevos Verde samples since test work was initiated by Minera Andes in 1998. SGS Lakefield Research (SGS) completed a definitive metallurgical test work program on representative samples of Huevos Verdes and Frea for a Feasibility Study completed by AMEC in 2005.

During early 2006, MSC and Gekko Systems (Gekko) jointly reassessed the AMEC Feasibility process flowsheet and began investigating the use of alternative gold and silver recovery flowsheet that were developed by Gekko. Gekko conducted two phases of metallurgical test work on mineralization from both HV and Frea; AMEC considers that test work to be at a pre-feasibility level.

Kospi is a relatively new discovery 375 m to the northeast of the Huevos Verdes vein, and MSC recently completed the first scoping metallurgical investigation on representative samples from this vein based on the Gekko process. Kospi appears to be metallurgically similar to the other vein structures.

AMEC has reviewed the following metallurgical test work and conducted a site visit in October, 2007 to support the preparation of this Technical Report. The San Jose process plant as-built is based on a Gekko Gravity-Flotation-Intensive Cyanidation-Direct Electrowinning process flow sheet. Plant commissioning was initiated in July 2007, but the ramp-up is taking longer than initially planned because of problems associated with the implementation of the Gekko process. During AMEC’s visit the plant was still being commissioned and operating at a lower throughput and recovery than planned. Plant throughput and recovery continued to improve from August to September under Gekko´s supervision, but AMEC expects modifications will ultimately be required to the process plant to achieve the planned throughput and recovery.

16.1	Ore and Mineralogy Description

The following description is extracted from the AMEC Feasibility Study and SGS test work reports. No mineralogical work has been conducted on Kospi but its rock composition, elemental analysis and metallurgical characteristics are similar to HV and Frea veins.

16.1.1	Huevos Verdes and Frea Veins

Gold and silver mineralization in the Huevos Verdes and Frea ore zones are characterized as low-sulphidation epithermal quartz veins, breccias and stockwork systems occupying steep brittle structures. The total amount of material developed in a surface oxide zone to its lower extent is estimated to be only about 6% of the reserves, and occurs mainly in the Huevos Verdes vein.

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Ore shoots with high gold and silver grades are present along the veins. The veins consist mainly of quartz and adularia with minor amounts of smectite and silver-black ore (termed ginguro) that includes Au–Ag minerals. Quartz vein textures include ginguro banding, lattice textured quartz replacement of bladed carbonate, saccharoidal massive quartz, and breccias. Mineralization has been described as fine-grained argentite, pyrite with some pyragyrite and native Ag. The highest grade vein portions consist of banded and mottled ginguro quartz and the argentite-pyrite ore is mainly associated with the dark ginguro bands. Veinlets of pure sulphides associated with clay crosscuts are found in the ore zones. The majority of Au particles consist of electrum and kustelite. The majority of the Ag mineralization is in the form of argentite.

16.1.2	Mineralogy

XRD examination indicated that quartz is the major crystalline mineral present, followed by altered feldspars. Sericite/muscovite, chlorite and clay minerals were present in minor amounts.

A sample was prepared for microscope studies by subjecting the ground sample to a heavy liquid separation, followed by super-panning of the heavy liquid sinks. Pyrite was identified as the most abundant sulfide mineral followed by galena, sphalerite, argentite, chalcopyrite, covellite, bornite and arsenopyrite. Electrum and kustelite were identified as about 2% of the super-panning concentrate. The samples were scanned with the advanced diagnostic imaging (ADIS) system for Au and Ag.

The majority of Au particles consisted of electrum and kustelite. Au grains range from 4 to 113 æ3m in size with half of the particles being 10 to 20 æm in size. The other half is represented by grains in the range of 80 to 113 æm. Au occurs as:

•	86% as free particles

•	12% in association with argentite, mainly in rimming of the electrum

•	2% as minute inclusions in galena and pyrite.

The majority of the Ag mineralization is argentite. SEM microprobes revealed trace amounts of Ag chloride particles. The argentite grains range from 4 to 177 æm in size, with the majority being in the 10 to 40 æm size. The Ag occurs as:

•	76% of the argentite as liberated particles

•	13% attachments to gangue

•	9% as inclusions in pyrite, bornite, galena and sphalerite.

A complete substitution exists between Au and Ag. Beyond 20% Au the mineral is referred to as electrum. Below 20% the mineral is referred to as kustelite. Acanthite and argentite are identical in composition, Ag2S. The distinction is made on the basis of crystal structure1. Acanthite is more responsive to cyanide dissolution although both are amenable. Argentite is more responsive to flotation because of its defined structure.

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16.2	Test work

Five metallurgical test programs were conducted on Huevos Verde samples between 1998 and 2005. Frea was investigated in the AMEC feasibility program. In these test programs, various metallurgical variables were examined to determine the optimum design parameters for the processing plant including:

•	gravity separation

•	flotation (rougher and cleaner [locked cycle])

•	cyanidation of whole ore and concentrates

•	grinding size for liberation

•	crushing work index

•	ball mill work index

•	concentrate settling rates

•	abrasion index

•	cyanide destruction.

In October 2005, AMEC completed a Feasibility Study based on the Huevos Verdes and Frea ore reserves. AMEC’s Feasibility Study proposed a concentrator flowsheet using two-stage crushing, ball mill grinding, flash and rougher flotation, pre-aeration, concentrate cyanide leaching in conventional agitated tanks and dewatering, acid volatilization cyanide recovery, sulphur dioxide-air (SO2-Air) cyanide destruction, and Merrill Crowe-smelting for the production of a gold-silver doré. A primary P80 grind of 75 µm was recommended. The test work supporting this flowsheet was carried out to a feasibility level by SGS on representative samples of the HV and Frea veins.

During early 2006, MSC and Gekko Systems (Gekko) jointly reassessed the SGS-AMEC Feasibility process flowsheet and began investigating the use of alternative modular gravity and flotation concentration, concentrate-intensive leaching, resin and direct electrowinning flow sheets developed by Gekko. AMEC reviewed this test work and consider it to be at a pre-feasibility level. The Gekko test programs examined:

•	gravity-flotation (GF) separation

•	grinding size for liberation

•	crushing work index

•	ball mill work index

•	ion-exchange resin recovery

•	intensive Leaching (IL)

[1]	Dana’s New Mineralogy 8th Edition, by Gaines et al., 1977.

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•	direct electrowinning

•	cyanide destruction.

Degerstrom (1998-1999)

N.A. Degerstrom, Inc. sampled and initially performed scoping-level tests on ores from the Cerro Saavedro pipe, a structure near the Huevos Verdes vein. Degerstrom later tested ores from the Huevos Verdes veins. The sample was from RC chips, reported being mostly from oxide ores. These tests were also scoping in nature. The tests included gravity, flotation and cyanidation. The results are not considered relevant as the samples were not representative of Huevos Verdes and have been superseded by later test work.

Tecsup, Lima, Peru (2002)

Tecsup thoroughly tested a sample from diamond drill cores from the Huevos Verdes vein. The cores were from a wide range of depths and strikes on the structure. The sample had good coverage of the reserve at the time, but still contained a higher percentage of oxide ores. Tecsup work included gravity/flotation/cyanidation of concentrates, and gravity/ cyanidation of gravity tails. Gravity concentration yielded recoveries of 41% Au and 19.2% Ag. Rougher flotation of gravity tails yielded overall recoveries of 90.2% Au and 91% Ag. Cyanidation of flotation concentrates yielded 96% Ag and 92% Ag recoveries for overall recoveries of 87% Au and 84% Ag. Cyanidation of gravity tailings at a grind size of 75 microns yielded overall recoveries of 90% Au and 87% Ag.

C.H. Plenge Laboratory, Lima, Peru (2004)

Underground chip and rock samples were collected from the Huevos Verdes structures and composited into five rock types for testing. The samples were spatially located in the North and South Huevos Verdes structures. Ore grades were higher than the Tescup and Degerstrom results and contained little or no oxides.

Plenge conducted scoping metallurgical tests on the five types of underground chip and rock samples. Plenge work included gravity, flotation with cyanidation of concentrates and whole ore cyanidation. Despite the high grades, gravity recoveries were relatively low at 8% to 19% Au and 2% Ag. Optical mineralogical analysis of the Plenge samples indicated electrum was scarce.

Flotation produced recoveries of 92% to 95% Au and 93% to 96% Ag. Grind sizes coarser than 75 µm resulted in reduction in both recovery and concentrate grade. Batch cleaning in two stages recovered about 88% to 92% of gold and silver in a 4% to 9% by weight concentrate.

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Cyanidation of flotation concentrates produced recoveries of 87% to 92% Au and 83% to 91% Ag. Whole ore leaches yielded an average of 95.8% Au and 91.2% Ag in 72 h at a grind size of 75 µm. The addition of oxygen to the leach improved the leaching kinetics of gold and silver significantly.

SGS Lakefield Research (2004-2005)- HV and Frea Veins

Duplicate samples from the Plenge program were sent to SGS for the initial flowsheet development program. SGS prepared a master composite for Huevos Verdes, based on the Plenge samples with additions from the ongoing sampling program at the mine. The Master Composite was utilized for mineralogical studies and environmental testing. A series of variability samples were selected from the Huevos Verdes and Frea veins and tested against the flow sheets developed. Forty-six variability samples were selected from over 100 individual rock or chip samples.

AMEC believes the sampling program in its entirety was very well done and representative of the Huevos Verdes orebody. The Frea reserve was expanded during the metallurgical test program and may be under-represented in the new reserves. Additional metallurgical work was recommended to improve Frea coverage and production projections prior to start-up. However, the new reserves are continuations of the tested ores.

Through the course of the feasibility metallurgical test program, a number of gold-silver extraction/recovery flowsheet were evaluated. These were:

•	Gravity Separation + Gravity Tailing Flotation + Flotation Concentrate Cyanidation.

•	Flash (coarse particle) Flotation + Conventional (fine particle) Flotation + Cyanidation of the Combined Flotation Concentrates.

•	Whole Ore Cyanidation.

It was considered all of these options would use an industry standard Merrill-Crowe (MC) zinc precipitation for precious metal recovery operating in conjunction with an Acid Volatilization Reabsorption (AVR) system to recover cyanide and remove zinc.

The definitive test work was done at SGS. The program began with flowsheet development on a master composite. The initial flowsheet included gravity separation followed by flotation and cyanidation of the flotation concentrate. Ultimately gravity separation was replaced by flash flotation based on MSC´s preference. No overall recovery advantage was observed between flotation only or gravity processing preceding flotation in this test work. Whole ore cyanidation was briefly examined in the initial and ongoing test work. Although whole-ore cyanidation achieved higher overall recoveries (AMEC estimated about 5% for gold and 2% for silver) and slightly better economics in an economic trade-off study completed by AMEC, the flotation-concentrate cyanidation flowsheet was ultimately selected, primarily for environmental considerations.

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Ore characterization included mineralogy, whole ore rock analysis, elemental analysis, and sulphur speciation. Communition testing was performed on selected intervals for Frea and Huevos Verdes veins. This testing included Bond ball and rod mill work indices, abrasion index and a crushing index. Settling, filtration and rheology tests were conducted on representative samples. The specific gravity of the Huevos Verdes and Frea ore was tested to be 2.60.

SO2/air cyanide detoxification work was conducted on concentrate leach tailings and a high density slurry testing program was conducted on flotation tailings for a tailings backfill study. The latter was subsequently deleted from the flowsheet. Due to time constraints no test work was completed on leach solutions to assess AVR. A specialist supplier of this technology reviewed the variability program leach solution analysis and indicated no problems should be anticipated.

Additional flowsheet development was done on variability samples of Frea and the North arm of Huevos Verdes.

The flow sheets were then tested by a series of variability samples. Forty-six variability samples were selected from over 100 individual samples. The variability then was tested on one or both of the flow sheets. Not all of the variability samples were utilized. In total, 17 samples of the primary ores from Huevos Verdes and six samples from Frea were tested in the variability studies.

Cyanidation testing of flotation (including reground flash flotation) was done on 33 samples. Whole ore cyanidation testing was done on 15 samples. The cyanide leach solution from all of the tests was subjected to 33 element ICP scans. The ICP scans showed very low levels of arsenic, antimony and copper (except Type 4 Huevos Verdes) in the solutions. Relatively high cyanide consumption noted in some later whole ore dissolutions remains unresolved because it is not consistent with earlier work or that expected from an ore of this composition. Additional locked cycle flotation cleaner tests were done on select samples.

The Lakefield/SGS tests consisted of approximately 150 individual tests. AMEC believes the test program was well structured, and the testing was done to high standards.

Whole ore cyanidation versus flotation and cyanidation on the Frea and Huevos Verdes composite samples, as well as a smaller separate group of composites from the North and South limit extensions of Huevos Verde (of low sulphur content) gave the average results shown in Table 16-1.

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Table 16-1: Average Overall Recovery, Whole Ore versus Flotation Concentrate Cyanidation

Zone	Gold Recoveries (%)		Silver Recoveries (%)
	Whole Ore Cyanidation	Flotation- Cyanidation	Whole Ore Cyanidation	Flotation- Cyanidation
FREA	96.8	92.7	94.0	90.9
Huevos Verde	—	90.3	—	91.9
Huevos Verde South	93.8	87.9	89.7	88.0
Huevos Verde North	95.0	82.9	92.8	86.1

The main conclusions and observations of this program were:

•	An overall life of mine recovery of Au 90% and Ag 88% was projected for the flotation-concentrate cyanidation flowsheet.

•	A grind size of P80 75 æm is required for efficient flotation or whole ore or concentrate cyanidation.

•	In direct comparison tests on two composites, flash flotation and flotation versus gravity concentration and flotation gave equivalent recoveries.

•	Au and Ag recoveries in flotation tests indicated that ore type is more dependent on rock type and mineralization than head grade.

•

There appears to be a positive correlation between higher sulphur head grade and higher gold recovery by flotation. Gold and to a lesser extent silver flotation is less effective in samples with low (<1.2%) sulfide content and is more grind sensitive.

•

Locked cycle cleaner flotation tests at a primary 75 µm grind indicated a direct shipping concentrate could be produced by reducing flotation mass recovery from 15% to about 7.5% and overall Au and Ag flotation recovery reduced by about 1 to 2%. Analysis of the concentrate indicated that a smelter penalty for arsenic could occur. At coarser grind sizes than 75 µm cleaner mass concentration performance was not as effective at reducing concentrate mass and gold and silver recoveries reduced further by 4% to 5%.

•

A conventional suite of flotation reagents consisting of frother MIBC and collector Potassium Amyl Xanthate (PAX) in conjunction with a more selective dithiophospate promoter AEROPHINE 3418A gave reasonable results in initial screening test results and was retained for the majority of the feasibility testwork. The use of PAX by itself resulted in lower selectivity and higher mass recoveries were required to achieve the same recoveries.

•

Variability testing on the flotation options gave recoveries ranging from 83% to 98% for Au and 81% to 97% for Ag. Variability testing on the whole ore cyanidation yielded recoveries ranging from 89.7% to 98.1% for Au and 80.6% to 97.5% for Ag. The whole ore tests did not include a gravity separation step.

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•	Whole ore cyanidation is more effective on low sulphide material than flotation-cyanidation.

•	Concentrate cyanidation gave average leach extractions of 96.8% gold and 97.1% silver.

•	Whole ore cyanidation gave good extractions ranging from Au 91.3% to 95.9% and Ag 82.8% to 93.7%.

•	Cyanidation in conventional tanks will require 48 to 72 hours of dissolution time for maximum Ag recoveries. The addition of oxygen significantly improved leaching kinetics.

•	Lead nitrate has little effect on the Ag leaching either in whole or concentrate leaching.

•

Pre-aeration reduced cyanide consumption. Cyanide consumptions in concentrate leaching ranged from 3 to 30 kg/t NaCN and correlated strongly to the concentrate silver grade. Cyanide consumptions in whole ore cyanidation ranged from 1.4 to 6.0 kg/t NaCN and averaged 2.8 kg/t.

•	Static thickening tests showed that flotation tailings and concentrates exhibited rapid settling rates and good underflow densities.

Gekko (2006-2007)- HV and Frea Veins

The plant currently being commissioned by MSC incorporates changes to the AMEC feasibility study design, and comprises crushing, grinding and a continuous Gekko process based on Gravity/Float (GF) concentration, Intensive Leach Reactor (IL) leaching of the gravity and flotation concentrates and direct electrowinning (EW) recovery of leach solution. Leach tailings are washed in a thickener wash circuit and a Gekko ion-exchange Resin Column scavenges Au and Ag in the overflow wash solution. Wash thickener underflow will be detoxified by SO2-Air cyanide destruction. This flowsheet is based on a primary P80 grind size of 110 µm.

Laboratory scale batch testing of the flowsheet was conducted in two phases at Gekko’s laboratory in Ballarat and at Ammtec in Perth, Australia.

In early 2006 initial GFIL amenability testwork was conducted on a composite sample produced from a 470 kg bulk sample sent from San José. The origin of the sample is unknown. AMEC considers this amenability testing as a scoping level investigation. The testwork was conducted on a single bulk sample that AMEC does not consider representative because its sulphur analysis of 2.94% is about 50% higher than the average of the reserve. Previous testwork indicated that samples of higher sulphide content at San José will be expected to exhibit much better flotation metallurgy and recoveries than the

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average ore expected. The work consisted of three batch gravity-flotation tests at 500, 212 and 75 µm grind sizes followed by batch concentrate intensive cyanidation tests. A single flotation-only test was done at a grind size of 75 µm for comparative purposes. Impact crushing, abrasion and Bond ball mill work index tests were also conducted.

In April and May 2006, MHC sent additional samples to Gekko for testwork. The scope of the program included a more detailed assessment of recovery variability on a wider range of samples using the Gekko GFIL flowsheet, as well as direct electrowinning and ion-exchange resin testwork. The work was conducted entirely at a primary grind size of 110 microns.

This is the first application of the process on a continuous basis in this configuration, at this scale and on this type of mineralogy. AMEC considers this testing as a pre-feasibility level investigation.

Twelve composite samples were tested in this program. Nine of the samples, three from each of Frea (2a), HV-North (2b) and HV-South (2c), were prepared from the 300 kg of sample received in May. One composite sample (LSAN -K(7) from HV-South) was very high grade (81.6 g/t Au and 3,075 g/t Ag). Earlier in April, 500 kg of sample was received but the source location could not be confirmed. The sample was believed to consist of combinations of samples from Frea, HVS, and HVN. Three additional composites (2d) were prepared from these samples for comparative purposes.

The average grade of the composite samples was 9.36 g/t Au and 663 g/t Ag excluding LSAN-K(7). AMEC noted that there generally wasn’t good reconciliation between gold head analysis and calculated grades in individual tests, possibly due to nugget effect, but this does not seem to have been investigated.

Gekko reported the samples were obtained from channel chip sampling of existing underground development galleries (restricted to the upper portions of the HV and Frea deposits). No details of the sample collection protocols are provided. The sampling locations and laboratory sample preparation details are well documented. Given the spatial constraints imposed by gallery sampling alone, AMEC believes the metallurgical samples cannot be said to be representative of the orebody.

Photos of the samples indicate they were relatively coarse and contained an unusually low amount of fines. There also appears to be a moderate amount of alteration clay material and or potentially surface oxidation present in a number of the samples possibly reflecting their origin in the upper levels of the vein; in or relatively close to the paleosurface zone of oxidation. Percentages of sulphur in all these samples ranged from 0.87% to 1.39% and are much lower than the bulk sample initially tested by Gekko. Feasibility testwork indicated that flotation is less effective on this type of low sulphur material and gold recovery is particularly grind sensitive at a grind size coarser the 75 µm.

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Twelve batch rougher/cleaner gravity tests, twelve combined batch gravity-rougher flotation tests, twenty five batch rougher flotation optimization tests and fourteen batch intensive leach tests at fixed conditions were conducted. About ten batch direct electrowinning tests were conducted at 25°C and 75°C. Two preliminary resin tests were completed. Due to time constraints this work was not finalized. Some preliminary settling, dewatering and SO2/Air cyanide detoxification work was also conducted. The current flowsheet includes a cleaner flotation circuit which is intended to be operated to produce a concentrate for shipment if the intensive leach recovery circuit is not operating. No cleaner flotation testwork was conducted.

The testwork program was reported in March 2007. The program was conducted primarily to assess recovery variability, and it is unlikely the results were available to incorporate into the engineering design of the plant because its construction was largely completed by then.

Tecsup, Lima, Peru (2007)- Kospi Vein

In June 2007 two separate batches of samples of Kospi vein were sent from San José to Tecsup facilities in Peru for initial metallurgical amenability testing.

The first batch consisted of 114 coarse reject samples with a combined weight of about 95 kg. Two composite samples C1 and C2 described respectively as low grade and high grade were created from these. A third composite sample C3 was created by combining C1 and C2 in proportions to achieve the expected life-of-mine average grade and test work was conducted on this. The test program consisted of a single batch gravity table test, gravity centrifugal concentration of the table tails and a series of three flotation tests on the final gravity tailings. The test work was conducted at a fine P 80 grind size of about 53 µm.

The second batch of samples received by TECSUP consisted of about 120 kg of sample representing 112 individual core intervals from 31 holes that were sampled. AMEC believes the sampling program coverage is very good and representative of the Kospi vein. Two composite samples C1A and C2A described respectively as low grade and high grade were created from these. A third composite sample C3A was created by combining C1 and C2 in proportions to achieve the expected life-of-mine average grade and all the test work was conducted on this. The testing followed the Gekko process flowsheet protocol. The test program consisted of two batch gravity table tests at a coarse grind of 100% minus 2.3 mm, gravity centrifugal concentration of the table tails at P80 grind size of 150 and 75 µm respectively and a series of six rougher and cleaner flotation tests (three on each of the final gravity tailings size fractions). A total of four intensive leach tests were conducted on both gravity table and gravity centrigugal-flotation concentrates (at each grind size of 150 and 75 µm respectively). A single additional cleaner flotation test was also conducted on bulk rougher-scavenger concentrate at 75 µm to assess cleaner kinetics.

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16.3	Test work Results

AMEC reviewed metallurgical test work data provided by MSC relevant to the implementation of the “as built” Gekko gravity-flotation-intensive leaching (GFIL) and direct electrowinning-resin-based process flowsheet. The plant is currently being commissioned.

Overall AMEC believes the test work generally confirms the amenability of the HV, Frea and Kospi veins to either the original feasibility flotation-leaching or the Gekko GFIL flowsheet.

AMEC identified some potential issues with the Gekko test work which relate to the use of process design criteria in the as-built Gekko process which may not be optimized or consistent with parameters used to achieve and report test work recovery results. These, as well the fact that the process is being put into production without completion of a detailed feasibility study, results in an increased risk that the recoveries indicated in the following laboratory batch scale test work will not be achieved in the plant currently being commissioned.

January 2006 Gekko Amenability Testing – HV and Frea Veins

The testwork was completed at various 500, 212 and 75 µm grind sizes, which showed small improvements in GFIL recovery between 212 and 75 µm grinds as shown in Table 16-2, extracted from Gekko´s report.

Table 16-2: Gekko Amenability Test work Summary of Progressive Recoveries

Grind Size (µm)	Recovery (%)	Gravity	Float	Leach	Total
500	Au	49.3	87.9	91.9	80.8
	Ag	27.0	87.8	94.5	83.0
212	Au	70.4	96.5	95.3	91.9
	Ag	43.9	95.6	96.4	92.2
75	Au	65.8	95.2	97.0	92.3
	Ag	35.9	98.5	97.8	96.3

AMEC considers the flotation recoveries reported in this test work are biased high because of the samples high sulphur grade. Previous work indicated flotation is more effective on higher sulphide content material. Flotation and gravity-flotation is less effective on low sulphide material (<1.2% S) and recovery is considerably more grind sensitive with 4% to 8% lower gold recovery being experienced at coarser grinds than 75 µm as planned in the Gekko process design. AMEC would not expect this to be indicated by testwork on the bulk composite Gekko tested in this program.

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The following results/conclusions were reported by Gekko. Observations by AMEC have been added:

•

The results of the testwork indicated that the ore is amenable to either a gravity-flotation or a flotation only treatment route as contemplated in the original feasibility study. The testing of a flotation-only treatment route, at a grind of 75 µm, showed no effect on recovery could be expected compared to a gravity-flotation route; however, AMEC agrees overall that the use of gravity-flotation provides a more robust flowsheet.

•	A combination of a gravity-flotation treatment route and batch intensive leaching on the concentrates achieved up to 92% recovery of Au and 96% recovery of Ag, at a grind size of 75 µm.

•

Gekko recommended the plant use a grind P80 of 150 microns and assumed final Au and Ag recoveries of 94% at a mass yield of 10%. AMEC notes this mass recovery projection is not consistent with the test results. At 10 wt% concentrate, mass yield and 75 to 212 µm grind Gekko recovery-yield results indicate Au and Ag gravity-flotation recoveries of only about 85% and 80% respectively. The 10% mass yield basis Gekko proposed is not based on actual results, but on the assumption that flotation selectivity could be further optimized to reduce overall mass yield. This assumption was not realized in a subsequent follow-up test program. Actual mass yields in the Gekko testwork ranged between 16.0 wt% with 94.7% Au and 93.9% Ag recovery for a P80 grind of 212 µm, to 20.6 wt% with 95.2% Au and 96.6% Ag recovery for a P80 grind of 75 µm.

•

Au and Ag leaching kinetics improve as the grind size is reduced (and final leach extraction). Over 97% Au and Ag extraction is achievable in intensive cyanidation at a primary grind size of 75 µm. The leach extraction results indicated in Table 16-2 are reported at a final residence time of 24 h, which is longer than the 9 h residence time planned in the Gekko process. Based on the test leach extraction time-profiles AMEC expects actual plant recoveries achieved will be lower than those indicated in Table 16-2.

•

The leach results indicate the GF concentrates are amenable to intensive cyanidation, using the Gekko In-Line Leach reactor. AMEC notes the second part of this statement is a Gekko projection based on their interpretation of laboratory bench scale batch test results and past plant experience gained in leaching predominantly gold ore gravity concentrates. San José concentrates are very high in silver grade and the silver mineralogy is largely fine sulphide (sulphosalt) hosted. MSC have some experience in Gekko batch leaching of this type of concentrate at their Ares operation. However no actual test or pilot work was conducted in an In-Line leach reactor and there is some additional recovery risk associated with implementing continuous in-line leaching based on batch leach test work results.

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March 2007 Gekko Variability Testing – HV and Frea Veins

Table 16-3 presents a summary that AMEC prepared of the average recovery results from the Gekko GFIL testwork. The first set of results (1), from the initial amenability testwork on a bulk sample at a grind of 74 µm are also shown for comparison. The following set of results (2a-2d) is the subsequent testwork reported in March 2007 and the primary grind size in all cases was 110 µm. One composite sample tested (LSAN -K(7) from HV South) was very high grade (81.6 g/t Au and 3,075 g/t Ag) and AMEC has excluded this from the average of 2c results because it introduces a significant head grade and recovery bias in the average data Gekko reported for HV-S; if this sample is included the average HV-S gravity-float gold recovery increased from 80.7% to 87.4% and silver recovery from 85.9% to 88.0%.

All testing was conducted on a batch basis to simulate the Gekko process plant flowsheet. Overall AMEC considers this laboratory test work program reasonably well executed but believes that excluding final mass recovery intervals in flotation testing in order to match the Gekko plant mass balance concentrate weight recovery design of about 12 wt% has limited the potential flotation recovery indicated. AMEC believes this recovery loss is higher in the low sulphur samples tested by using a coarser primary grind than that recommended in previous feasibility test work (110µm versus 75µm) to process this type of material. AMEC also notes that final test leach extraction recoveries are reported at 48 h versus the 9h residence time design basis of the Gekko leach reactor. Consequently the test work leach extractions reported and indicated in Table 16-3 should be treated with caution as AMEC believes actual Gekko plant leach recoveries will be lower than this. This is supported by current operating performance discussed in section 16.5.3.

The following results/conclusions/observations are noted:

•	The testwork program was unable, in any of the samples tested, to reproduce the high recoveries achieved in the initial amenability testing.

•	On average the GF testwork recovered 88% gold (87% AMEC excluded high grade sample LSAN-K(7)) and 90% silver into an overall 12.4 wt% concentrate mass recovery.

•

AMEC notes the relatively low concentrate mass of 12.4 wt% (amenability tests 20.6 wt%) resulted from excluding final flotation concentrate intervals collected at the tail end of batch testing in order to match the plant mass recovery design basis. AMEC reviewed this data and believes the GF recoveries reported were limited by this testing protocol and are not optimized metallurgically.

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Table 16-3: Gekko GFIL Variability Test work Summary

	Head			Grind	Gravity			Float			Gravity-Float			Leach 48 h
Sample	Au (g/t)	Ag (g/t)	S (%)	P80 (µm)	Au (%)	Ag (%)	0W (%)	Au (%)	Ag (%)	Wt (%)	Au (%)	Ag (%)	Wt (%)	Au (%)	Ag (%)
1 Pre-Feas Bulk Sample	9.05	587	2.94	74	65.8	35.9	4.6	85.9	97.7	16.7	95.2	96.6	20.6	97.0	97.8
2a Frea	7.62	422	1.14	110	61.0	42.2	5.4	75.1	88.3	6.9	90.3	93.3	12.0	94.7	96.3
2b HV - N	11.5	637	1.15	110	66.5	27.9	6.6	73.5	83.9	6.9	91.0	88.0	12.4	94.6	96.5
2c HV - S	9.10	905	1.10	110	33.9	16.0	5.2	71.4	83.3	6.4	80.7	85.9	11.2	95.6	96.9
2d Composites	9.22	689	1.20	110	50.8	32.2	5.6	69.3	87.6	6.2	84.9	91.6	11.5	97.3	98.2
Gekko Estimate (Ave 2a-d)	9.36	663	1.15	110	53.0	29.6	5.7	72.3	85.8	6.6	86.7	89.7	11.8	95.6	97.0

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•

AMEC believes overall recovery was also impacted by lower gravity recovery of HV-S ore, the use of a selective reagent Atropine 3418A by itself instead of in conjunction with a stronger collector such as PAX, and the use of a coarser test primary grind than optimal for this material.

•

Gekko recommended operating the plant with a stronger PAX collector during the initial plant operation to help overcome some of the recovery GFIL loss indicated. AMEC notes that by using PAX alone this will probably result in a higher mass recovery than the concentrate leaching circuit is designed for and lead to throughput constraints. Alternatively there is an increased risk that planned leach extractions won´t be achieved if the effective net residence time in the Gekko intensive leach reactor is reduced by higher concentrate throughputs.

•

On average the concentrate leach testwork recovered 95.6% gold and 97.0% silver. AMEC notes final leach extractions were reported by Gekko at 48 hours which considerably exceeds the 9 hour design basis (range 6 to 12h), based on AMEC´s assessment of the IL reactor capacity from Gekko´s product information. The test leach extraction profiles indicate leaching proceeds very quickly but suggest that the 9 h extractions achieved in the plant will be lower.

•

The highest leach extractions were achieved on the composite ore sample with consistently higher recoveries than individual ore sources. Given the relatively limited data set to make statistical conclusions AMEC believe the overall recoveries between composite ore samples (2d) and the individual ore sources (2a-2c) are in reasonable agreement (though silver is about 4% higher). These results independently support each other and the conclusion of relatively lower overall recoveries than that indicated by the initial phase of amenability testwork.

•

AMEC noted that while the plant design is based on leaching the Gekko gravity and Falcon gravity-flotation concentrates in separate intensive leaching reactors the concentrates were combined by Gekko for this leach testwork. There is a risk the leaching requirements of the concentrates may be different and this will result in lower plant recoveries. Silver-sulphide dominant mineralization similar to the flotation concentrate typically requires extended leach times (48-72 h) to achieve efficient silver extractions.

•

AMEC examined the leach extraction-time profiles of the twelve Gekko concentrate leach batch tests forming the basis of the average 48 h extractions reported in Table 16-3. The average profile of these is presented in Figure 16-1. AMEC regard only the final 48 h extraction as reasonably accurate as it is determined by fire assay. The interim values are regarded as indicative only of the leach progress as they are determined using a solution balance method that is inherently less accurate. The leach extraction profiles indicate generally very rapid leaching with an average gold extraction of about 91% being achieved at about 9 h (the Gekko reactor design residence time) relative to 96% at 48 h. A final 97% silver extraction was achieved at 48 h. However the silver leach profile does not follow the conventional pattern of

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lagging gold leaching that is normally expected and was observed in subsequent test work on Kospi by Tecsup (Table 16-5). AMEC note that for undetermined reasons many of the interim silver extractions reported in the individual tests exceed 100% and this results in this unusual overall silver leach extraction profile. This could have been caused by a bias in solution balances. Therefore AMEC do not regard the interim silver extractions and the profile indicated as reliable and caution should be used when projecting silver leach extractions at the planned 9 h Gekko residence time using this data. AMEC recommend this work is redone.

•

In the Gekko plant design, gravity concentrates will be reground in a ball mill in open circuit. In the laboratory testwork the concentrates were reground in a laboratory batch mill which produces a narrower size distribution than the former. There is a risk the wider size distribution of the open circuit ball mill product will result in coarser gravity particles being fed to the ILR than tested, resulting in lower extractions.

•

AMEC notes no discount factor is applied to Gekko´s laboratory extraction results to account for potential scale-up factors to continuous plant performance. There is a risk that leach recoveries in the full scale plant may be less than that indicated by batch laboratory testwork.

•

Gekko recommend an increased dissolved oxygen level with additional peroxide to improve initial leaching kinetics and reduce leach time to maximize available throughput and recovery. In initial scoping tests oxygen use was compared to the chemical peroxide used in the Gekko process. No significant difference was observed and both accelerated the leach kinetics significantly.

•

Gekko used peroxide in all subsequent leach tests to maintain dissolved oxygen levels as is planned in the full-scale plant. AMEC noted that in all the tests where peroxide was used, 10 to 20% of the concentrate mass appears to dissolve into solution. It is possible sulphide in the concentrate reacted with the peroxide oxidant. If so, it is difficult to predict from batch tests what impact this will have on leach extraction performance, downstream process solution (electrowinning) and operating costs if there is an accumulation of impurities or polysulphide species in the process solution. It is planned to maximize the internal recycle of process solution in the Gekko process in order to manage the water balance and achieve maximum recovery and economical reagent usage.

•

AMEC notes that because of the concentrate mineralogy, thiocyanate and ferrocyanide species may also accumulate in the leach solutions planned to be circulated. Detailed speciation analysis was done on all batch leach test solutions and indicates relatively high levels of thiocyanate. However this data does not appear to have been used to assess potential locked cycle effects on the process of the recirculation of solutions planned, or bleed solution control treatment requirements. This should not directly affect leaching efficiency but may result in gradual fouling of the available cyanide for leaching unless released. This does not appear to have been assessed in the San José mass balance design and could result in an unanticipated increase in cyanide consumption and cyanide destruction operating costs.

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•

Batch electrowinning tests were primarily conducted at 25°C on direct leach solutions and gave good efficiencies and recoveries. Electrowinning at high temperature resulted in impurities in solution electrowinning, poor doré quality and reduced efficiency. Gekko recommended running this process at a relatively low temperature of 30°C. AMEC notes that high temperatures generally promote product removal and higher cell efficiencies in the type of sludging electrowinning cell planned to be used. At low temperatures, precious metals tend to deposit and adhere more strongly to the cathode. This could result in throughput problems as cells will have to be shutdown for longer periods to remove product. AMEC recommends this is monitored during startup.

•

Preliminary resin testwork results indicate relatively low silver recoveries of about 74% were achieved. Due to time constraints, this work was not finalized. Gekko indicated reprocessing of data was in progress that resulted in column recoveries in the vicinity of 95% for both gold and silver but no data supporting this was provided. AMEC believes there may be a compatibility problem between the resin Gekko use and the 3418A reagent used by Gekko in flotation testing. The phosphorus component of these types of collectors may allow iron species in solution to load on the resin significantly reducing its selectivity and capacity to absorb precious metals. This should be monitored during plant start-up and process compatibility screening should be considered to assess flotation reagent optimization potential. The same recommendation may apply to settling aids. This plant had not been commissioned at the time AMEC conducted it site visit in October.

•

Preliminary settling tests achieved underflow densities up to 69%. The current design basis for intensive cyanidation and counter current decantation (CCD) washing of leach residues is 75%. Not achieving this could result in implications to the water balance, additional gold and silver soluble losses and higher than expected reagent consumption and operating costs.

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Figure 16-1: Average Gekko Batch Leach Test Extraction-Time Profile

August TECSUP Amenability Testing – Kospi Vein

The results of both amenability test work programmes were reported by TECSUP in August 2007. Overall AMEC believes the programmes were well done and representative of the Kospi orebody.

Tables 16-4 and 16-5 presents a summary of the Kospe gravity-flotation test work and intensive cyanidation test work AMEC extracted from both TECSUP’s reports.

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Table 16-4: TECSUP Gravity-Flotation Test work Summary

Gravity-Flotation Recovery %
Test Program		1	2	2
P80 Grind	microns	53	75	150
1	Au	96.5	93.0	84.9
	Ag	94.9	93.8	90.1
2	Au	95.1	92.5	88.5
	Ag	91.7	91.7	85.9
3	Au	96.3	94.6	92.8
	Ag	94.7	94.7	94.0
Ave	Au	96.0	93.4	88.7
Ave	Ag	93.8	93.4	90.0

Table 16-5: TECSUP Intensive Cyanidation Test work Summary

	% Leach Extraction
	Table Gravity Concentrates (Gekko Jig)				Falcon Gravity + Flotation Concentrate
Test No	PC1		PC2		PC3		PC4
P80 microns	75		150		75		150
Time Hours	Au	Ag	Au	Ag	Au	Ag	Au	Ag
2	70.1	54.6	71.8	41.8	73.8	55.7	61.7	52.1
4	82.5	69.8	80.4	55.5	79.1	60.5	59.4	55.1
6	86.9	74.6	83.5	63.6	85.1	67.0	65.3	60.3
24	95.6	94.7	94.5	92.3	96.6	90.0	90.7	84.8

The following results, conclusions and observations are noted by AMEC:

•

Elemental analysis of the Kospi core and Tecsups test work on a single bulk composite indicates to AMEC it is of reasonably similar composition and metallurgy to the Frea and HV veins and therefore overall it should respond similarly to the Gekko process. AMEC recommend metallurgical variability test work be completed in the future for mine planning recovery purposes.

•

AMEC recommend comminution test work be completed in the future for benchmarking mill throughput and mine planning purposes. However grind-time characterization completed for sample preparation indicates to AMEC the average hardness of the Kospi material is similar to Frea/HV.

•

At 75 micron particle size, the average gravity-flotation gold and silver recovery of about 93.4% is reasonably similar to previous testwork on both HV and Frea. It is important to note that this recovery is achieved at a finer grind (75 microns) and higher concentrate weight recoveries ranging between 15-25 wt% (or concentration ratio of 6 to 4) than planned in the Gekko process design (110 microns and 12 wt% respectively)

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and therefore actual plant recovery will be lower. The results also indicate moderate grind-recovery sensitivity to the Gekko gravity-flotation process in the grind size range 74 microns to 150 microns, which is more pronounced for gold. This is consistent with earlier feasibility testwork on HV and Frea samples. AMEC recommend additional test or plant work is conducted in the area for grind-recovery optimization because the plant design grind size of 110 microns does not appear to be the optimal grind size for any of the veins that will be processed.

•

The average gold intensive cyanidation extractions at 75 microns and 24 h of about 96% for both table gravity (simulating Gekko Jig product) and combined Falcon Gravity-Flotation concentrate are very good. Typically silver leach kinetics are slower than gold and consequently the silver extractions at 24 h are lower. This is more pronounced (90% versus 95%) for the higher sulphide content Falcon Gravity –Flotation concentrate. There is also some moderate grind-extraction sensitivity indicated in the range 74 to 150 microns which is more pronounced (about 6% lower extraction) for the sulphide dominant Falcon Gravity—Flotation concentrate than the metallic (gold and silver) dominant table concentrate. Silver sulphides generally require a longer leaching time (48 to 72h) for efficient leaching. Gold indicates significant time-extraction sensitivity in the leach residence time range of about 4 to 10h for the Falcon Gravity –Flotation concentrate at a grind coarser than 74 microns. The gold leach extraction is about 20% less. It is important to note that the leach extractions indicated at 24 hours will not be achieved in the plant. The Gekko Intensive Leach Reactor plant design is based on a grind size of 110 microns and a residence time of about 9h. Consequently actual plant leach recoveries based on an interpolation of the TECSUP data for the Gekko concentrate and Falcon – Gravity concentrates could be expected to be about Au 87%, Ag 73% and Au 78%, Ag 68% respectively. AMEC recommend additional test or plant work is conducted in the area of grind-leach time recovery optimization because the plant design grind size of 110 microns and leach residence time of 9h does not appear to be optimal for recovery of gold and silver from any of the veins being processed.

•

Two bulk-cleaner tests were conducted at grind sizes of 75 microns 150 microns respectively and demonstrated the production of a commercial concentrate is feasible. Some grind sensitivity was indicated and as expected cleaner performance was better at the finer grind in terms of concentration ratio and gold and silver recoveries were about 1-2% higher. AMEC recommend a detailed elemental analysis of the concentrate is done to identify potential smelter penalty elements.

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16.4	Metallurgical Recovery

Metallurgical Testwork

The SGS-AMEC feasibility life of mine recovery for HV and Frea ores was projected to be 90% Au and 88% Ag based on flotation-only and 72 h conventional leaching-MC at a grind size of 75 µm.

Table 16-6 presents a summary of average Gekko testwork recovery data and an overall metallurgical recovery projection for each of the Frea and HV samples. The projected Frea and HV recoveries were combined on a weighted feasibility study reserve basis to determine an overall metallurgical recovery comparison. AMEC used the Gekko construction mass balance to determine additional losses (soluble loss) that are applied in line (3) as a discount towards determining the overall plant recovery.

Based on Gekko´s GFIL testwork results reported in Feb 2007, at the planned primary grind size of 110 µm, the overall theoretical metallurgical recovery of San José HV and Frea ore is indicated to be about 83% Au and 87% Ag; based on a leach residence time of 48 h.

AMEC believe Gekko´s test program on HV-Frea is generally inconclusive with respect to assessing the recovery potential of the Gekko GFIL flowsheet due to a combination of the following reasons:

•

The variability samples Gekko tested are not representative of the overall orebody and are biased to low sulphide material (<1.2% S). At coarser grind sizes than 75 µm this material can be expected to exhibit poorer flotation metallurgy. Oxidation effects may also contribute to the poor flotation results observed on some of these samples.

•	The primary grind test size selected of 110 µm is not optimum for recovery of the sample material tested using either gravity-flotation or flotation alone.

•

Potential flotation recovery was restricted by including concentrate intervals only up to that which matched the plant mass recovery design rather than the economic recovery point (grade of final concentrate interval fraction recovered approximately equals feed grade).

•

Final test leach extraction recoveries are reported at 48 h versus the 9h residence time design basis of the Gekko leach reactor. Consequently the test work leach extractions reported and indicated in Table 16-6 should be treated with caution as AMEC believes actual Gekko plant leach recoveries will be lower than this. AMEC do not regard the silver extraction profile indicated as reliable and caution should be used when projecting silver leach extractions at the planned 9 h Gekko residence time using this data.

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Kospi amenability test work indicates its metallurgical characteristics are similar to HV and Frea veins. Overall AMEC believes the test work generally confirms the amenability of the HV, Frea or Kospi veins to either the original feasibility flotation-leaching or the Gekko GFIL flowsheet and similar recoveries can be expected.

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Table 16-6: Metallurgical Recovery

		AMEC Feasibility	1.LSAN A Bulk Sample	2a Frea	2b HV-N	2c HV-S	2a-c Ave	2d Composites	Frea	HV	Overall
Head Analysis	Au g/t	7.86	9.05	7.62	11.5	9.1	9.4	9.22	7.62	10.3	8.81
	Ag g/t	406	587	422	637	905	655	689	422	771	578
	S%	1.80	2.94	1.14	1.15	1.10	1.13	1.20	1.14	1.13	1.13
Grind	µm	74	74	110	110	110	110	110	110	110	110
(1) GF Recovery	Au %	94.4	95.2	90.3	91.0	80.7	87.3	84.9	90.3	85.8	88.3
	Ag %	94.9	96.6	93.3	88.0	85.9	89.1	91.6	93.3	87.0	90.5
(2) Leach Extraction @ 48 h	Au %	96.8	97.0	94.7	94.6	95.6	95.0	97.3	94.7	95.1	94.9
	Ag %	97.1	97.8	96.3	96.5	96.9	96.6	98.2	96.3	96.7	96.5
(3) Other Losses	Au %	1.0	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1
	Ag %	3.5	0.6	0.6	0.6	0.6	0.6	0.6	0.6	0.6	0.6
Overall Rec % = (1) * (2) - 3)	Au %	90.4	91.2	84.4	85.0	76.0	81.8	81.5	84.4	80.5	82.7
	Ag %	88.6	93.9	89.3	84.4	82.7	85.4	89.4	89.3	83.5	86.7

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AMEC has identified some issues with the Gekko test work which relate to the use of process design criteria in the as-built Gekko process which may not be optimized or consistent with parameters used to achieve and report test work recovery results. AMEC has also identified some potential scale-up issues associated with the implementation of the Gekko process as a result of putting it into production without completion of a detailed feasibility study. These result in an increased risk that the recoveries projected by laboratory batch scale test work will not be achieved on San José ore in the plant currently being commissioned. AMEC has not assessed these risks in detail but has used a reduced recovery of 75% Au and 65% Ag in the initial year of operation based on current plant performance described in 16.5.3. Additional provision has been made in sustaining capital to cover potential unanticipated and unspecified modifications to the milling and concentrate leaching and recovery circuits that could be required to achieve the recoveries ultimately expected. It is assumed this work will include the implementation of a finer grind and additional concentrate leach residence time and will be completed in the first year of operation. AMEC expects that once required modifications are made to the process plant the planned throughput and recovery indicated by the feasibility study of about Au 90% and Ag 88% will ultimately be achieved. As a result AMEC has assumed the average LOM recovery in the second year and thereafter will increase to 90% Au and 88% Ag; based on the original feasibility recovery projection.

16.5	Processing

16.5.1	Process Selection Criteria

On the basis of the initial amenability testwork, Gekko developed a flowsheet and capital cost study based on a combination of a Gekko GFIL process and Merrill Crowe-smelting for the production of a gold-silver doré. No economic assessment of the process (or comparison to alternative options) or operating cost analysis was done. This flowsheet was based on a grind size of 150 µm. Gekko also recommended that further investigations into the suitability of a Merrill-Crowe process versus a Gekko Resin/Electrowinning (EW), be performed in conjunction with Hochschild.

During 2006 the Gekko process flowsheet was modified for construction in conjunction with Hochschild to include Gekko Resin/Electrowinning (EW), a primary grind of 110 µm and processing of gravity and flotation concentrates in separate Gekko intensive leaching reactors.

MSC subsequently decided to utilize the updated Gekko concentrator flowsheet and construct the plant with the following modifications to the AMEC Feasibility Study flowsheet:

•	Elimination of the following circuits:

•	flash flotation

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•	rougher flotation concentrate thickening, pre-aeration, filtering

•	concentrate tank leaching

•	conventional counter current decantation thickening and belt filter dewatering of concentrate leach tailings

•	AVR

•	Merrill-Crowe-refining.

•	Addition of the following circuits:

•	Gekko in line gravity pressure jigs (rougher and cleaner) and centrifugal concentrator scavenging

•	gravity concentrate regrind in an open circuit ball mill

•	cleaner flotation

•	Gekko continuous in line leach reactor (ILR) intensive concentrate leaching

•	counter current decantation (CCD) washing of concentrate leach tailings with barren electrowinning solution

•	direct electrowinning of Gekko ILR leach solution

•	Gekko resin column, resin stripping and strip solution electrowinning

•	flotation tailings thickening.

In addition the following changes were made to the Feasibility plant design:

•	use of a smaller ball mill (used) and coarser primary grind

•	application of SO2-Air cyanide destruction to treat concentrate leach tailings slurry instead of AVR on the MC barren bleed solutions.

The final product will be doré bars. There is an option to produce a gold-silver concentrate, using a flotation cleaner and filter circuit provided, which will be bagged for shipping to a smelter. This will only be operated if the intensive leach plant is not operating.

AMEC understands San José will be the second industrial application of the Gekko GFIL process at this scale (750 t/d) on a continuous basis and the first to integrate the process with continuous electrowinning of high-grade gold and silver solutions and the application of the Gekko ion exchange resin column in a scavenging mode. San José is also the first application of the process with this particular combination of gold and high grade silver sulphide based mineralogy.

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The following reference list of plants that use/used direct electrowinning of continuous Intensive Leach Reactor (ILR) leach solution was provided to AMEC by Gekko (Nick Katsikaros, 14 June 2007)

•	Morila, Mali (2001 to now); operating

•	Bibiani, Ghana (2000 to 2006); mine shut down, ILR/EW operational and expected to restart in 2008

•	Geita, Tanzania (2000 to 2006); ILR replaced

•	Obuasi, Ghana (2000 – 2007); modified to batch ILR system

•	Big Bell, Australia (2000 – 2002); mine shut down.

All these plants process/processed predominantly gold (100 to 800 ppm) solutions with lower levels of silver. Gekko indicated that direct gold electrowinning in all cases performed to design. No information was available on the design performance of these continuous ILR installations, or plant scale-up performance parameters relative to original bench scale testwork projections. Only one of these units is currently operating either because the other mines shut down, or the units were replaced, or were modified to operate on a batch basis.

The first industrial application of Gekko’s GFIL process was commissioned at a mine in Vietnam in early 2006 and was designed to operate at a nominal throughput of 500 t/d of ore containing predominantly gold. Gekko reported in a paper presented at the 2007 CIM conference (Commissioning and Operating Experience with Gekko’s Gold Ore Treatment Plants, 39th Annual Meeting of the Canadian Mineral Processors, Ottawa, 2007) that since ramp-up to full production, the plant has been hampered by commissioning and operational issues, which are still being resolved. This plant does not use direct electrowinning but relies on Gekko´s ion exchange resin column system for primary gold recovery. This was the first industrial application of the Gekko Resin Column. San José will use direct electrowinning for the bulk of primary gold and silver recovery and therefore Gekko project the precious metal loading of the resin column operating in a secondary scavenging mode will be similar to the Vietnam plant.

MHC has experience in the batch application of Gekko ILR technology. One unit is installed at an operating mine treating flotation concentrates from another operation on a batch basis. The precious metal solution produced by this reactor is processed in by Merrill Crowe-smelting for the production of a gold-silver doré.

MHC’s prior experience with the Gekko ILR technology as well as the preliminary assessment study results led them to decide to advance the San José project to construction based on the Gekko flowsheet without any need for further assessment or a detailed feasibility study on the process.

San José is the first application of Gekko’s ILR system and direct electrowinning to a high silver-gold sulphide concentrate as well as the use of the Gekko resin column in a

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scavenger mode. There is often some potential for unanticipated throughput and recovery loss and high operating cost risk exposure and learning curve typically associated with the commissioning a relatively new process concept or application that is progressed to construction in the absence of feasibility level definition. Based on its review of the Gekko test work and engineering, AMEC assesses these risks to exceed that of normal unanticipated start-up issues and there are some specific aspects of the flowsheet that may require additional capital cost, modification and time following start-up in order to achieve the design 750 t/day throughput and planned recoveries and operating costs.

AMEC has not assessed or costed these risks in detail but have included an additional sustaining capital provision of $5 million in the project cash flow over Years 1 and 2 to cover potential unanticipated and unspecified modifications to the milling and concentrate leaching and recovery circuits that could be required. AMEC considers this as being acceptable as a conservative estimate and represents about 15% of the indicated as-built plant capital cost.

16.5.2	Process Description

Based on MSC’s mine plan the processing facility for San José will be required to treat 750 t/d of gold and silver ore. The annual ore throughput to the plant after an initial ramp up planned in year one will average 273,750 t (AMEC note Gekkos process design criteria provided by MSC actually indicate a design basis of 730 t/d and an annual tonnage of 266,300 t, but overall do not regard this as material). The average ore grade will be 7.7 g/t of gold and 406 g/t of silver. The combined gravity and flotation concentrate weight recovery design basis is about 12% and the overall planned metallurgical recovery is 88% for gold and 91% for silver.

The ore is treated by crushing, ball mill grinding, gravity separation, flotation and concentrate cyanide intensive leaching. Gold and silver are recovered by direct electrowinning and a resin column and refined to produce doré bars. The process plant was designed by GEKKO System an Australian supplier of processing equipment. The complete plant following grinding was constructed and supplied in modules by Gekko, or their sub-contractors.

The processing circuits comprise:

•	2-stage crushing plant (building includes space and structural provision for the addition of a secondary crusher line to increase crushing plant capacity to 1,000 t/d)

•	ball mill grinding in closed circuit with primary gravity and cyclones

•	primary rougher and cleaner gravity concentration using Gekko In-Line Pressure Jigs

•	primary gravity concentrate open circuit ball mill regrinding

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•	scavenger gravity concentration using centrifugal gravity concentrator

•	rougher flotation

•	cleaner flotation and concentrate dewatering disc filtration (standby not normally operating)

•	intensive cyanidation in Gekko continuous ILR units

•	CCD washing of leach tailings slurry and solution recovery

•	direct electrowinning (sludging) of leach solutions

•	resin ion exchange column scavenging recovery from CCD wash solutions (stripping and electrowinning)

•	SO2-Air cyanide destruction of CCD washed leach tailings

•	flotation tailings thickening

•	reagent mixing, storage and distribution

•	precious metal sludge retorting and smelting.

A simplified depiction of the overall Gekko process excluding crushing and grinding is shown in Figure 16-2:

Figure 16-2: Simplified Overall Process Diagram

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The newly built San Jose plant utilizes all new equipment except for a used ball mill (not shown). The used ball mill is from an existing MHC cement operation in Peru and was rebuilt for the San José project. AMEC personnel inspected the used ball mill in October 2005 for the San José project and determined that it was generally in good mechanical condition, but is smaller than the new ball mill specified in the feasibility study.

The process was designed with the following major design criteria:

•	Ball mill throughput: 730 t/d – 95% availability – 32 t/h

•	Head grade: 7.7 g/t Au and 406 g/t Ag

•	Primary grind: P80 – 110 µm

•	Gravity: Gekko IPJ 2400 rougher, IPJ 1500 Cleaner, Falcon 750SB scavenger

•	Gravity regrind: 1 t/h IPJ cleaner concentrate, 37 kW open circuit ball mill

•	Flotation residence time: 30 minutes

•	ILR residence time: 9 hours.

•	ILR gravity: ILR5000CA

•	ILR flotation: ILR10000CA

•	Recovery: direct electrowinning/resin

•	Gravity recovery to concentrate: mass 5%, Au 69%, Ag 45%.

•	Flotation recovery to concentrate: mass 7%, Au 26%, Ag 50%

•	Overall recovery to concentrate: mass 12%, Au 95%, Ag 95%

•	ILR concentrate leach recovery: Au 98%, Ag 98%

16.5.3	Plant Performance

Plant commissioning was initiated in July 2007, but the ramp-up is taking longer than initially planned because of problems associated with the implementation of the Gekko process. During AMEC´s visit to the plant in early October 2007 it was still being commissioned and operating at a lower throughput and recovery than planned. Gekko personnel were directing the plant operation.

Table 16-7 and 16-8 presents the September theoretical and effective metallurgical balances and production performance AMEC derived from data provided by MSC during the site visit.

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Table 16-7: Theoretical Metallurgical balance, September 2007

Production	Weight / Volume			Grades						Fine Metal		Recovery
				Au			Ag			Au (Oz)	Ag (Oz)	Au (%)	Ag (%)
Head Assay (Mill Feed)	16286	t		7.96	g/t		609.2	g/t		4166.8	318970.9	100.0	100.0
Theoretical Production										3150.0	207753.2	75.6	65.1
Flotation Tails	15302	t		0.93	g/t		81.6	g/t		458.1	40136.6	11.0	12.6
Cyanidation Tails	816	t		13.61	g/t		1966.7	g/t		357.1	51610.0	8.6	16.2
Tailings Solution	1152	m	[3]	5.44	g/m	[3]	525.6	g/m	[3]	201.5	19470.9	4.8	6.1

Table 16-8: Effective Metallurgical balance, September 2007

Production	Weight / Volume			Grades				Fine Metal		Recovery
				Au		Ag		Au (Oz)	Ag (Oz)	Au (%)	Ag (%)
Effective Head (Calc)	16286	t		6.35g/t		478.9g/t		3323.1	250530.8	100.00	100.00
Dore
Precipitate EW	6894	kg		0.65%		34.7%		1443.0	76876.9	43.4	30.7
Flotation Concentrate	163	t		165g/t		11901.5g/t		863.3	62436.3	26.0	24.9
Physical Production								2306.3	139313.2	69.4	55.6
Flotation Tails	15302	t		0.93g/t		81.6g/t		458.1	40136.6	13.8	16.0
Cyanidation Tails	816	t		13.61g/t		1966.7g/t		357.1	51610.0	10.7	20.6
Talings Solution	1152	m	[3]	5.44g/m	[3]	525.6g/m	[3]	201.5	19470.9	6.1	7.8

Table 16-9 presents a summary of the plant accountability AMEC derived from the August and September balances.

Table 16-9: Plant Accountability

Month	Head Assay g/t		Effective Head g/t		Accountability		Variance Oz
	Au	Ag	Au	Ag	Au	Ag	Au	Ag
August	6.12	449	5.40	399	88%	89%	-258	-18,131
September	7.96	609	6.35	479	80%	79%	-844	-68,440

During September 16,286 t were processed. The overall indicated theoretical plant recovery improved in September under Gekko´s supervision to about Au 75% and Ag 65% (Au 56% and Ag 38% in August). No dore was produced during September due to a breakdown in the refinery and physical production was stockpiled as gravity-flotation concentrates and electrowinning sludge.

Plant accountability based on physical production declined from 88% to 80%. AMEC regard this as low and should be investigated. During AMEC´s site visit some poor sample preparation practices associated with the mill feed head sample were noted which could be expected to introduce some sampling assay bias and should be corrected. However a check reconciliation of mill feed head grade with independent plant slurry samples showed they were in reasonable agreement and did not indicate a bias in the September head

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grade. Given the accountability differential is relatively consistent for gold and silver may suggest this is caused by a physical bias in the measurement of production versus an assay bias. Some physical lock-up is expected in a new plant but is unlikely to account for most of the variance in accountability noted. AMEC believes physical measurement problems quantifying unplanned production of intermediate products could be partly responsible for the negative accountability bias. The bias increased during September possibly because no dore was produced and the inventory of intermediate products increased. Other possible sources of negative variance include overstating mill feed and physical theft and AMEC recommend the plant mill feed weightometer calibration should be checked and security controls reviewed.

Table 16-10 presents a summary of the plant September mill throughput and product grind statistics. During September the average daily throughput was about 70% of design but ramped-up in the final ten days to about 80% of design. The average product grind size achieved was finer than design (P80 92 µm vs 110 µm) because of operating at a reduced throughput. The grind became coarser as throughput increased. AMEC correlated the plant shift product grind size data to mill throughput in order to assess the ability of the ball mill to meet design requirements. This is based on average throughput and AMEC noted there was a scatter in data around this which is consistent with natural ore work index hardness variance typically observed in previous test work. Overall this indicates to AMEC that the existing ball mill is too small to achieve the throughput and grind planned. At the planned grind AMEC expect the mill throughput will on average be about 88% of planned throughput. Based on its review AMEC also believes that a P80110 microns product size does not provide an optimum recovery and recommends 74 microns is considered. Overall AMEC believes additional grind capacity will be required to achieve the recoveries planned.

Table 16-10: Grinding Performance

	September			Design
	Ave	26-14Sept	15-25Sept	Grind	Throughput
% of Design	70%	64%	81%	88%	100%
t/d	525	480	607	662	750
t/h ave	21.9	20.8	25.8	29.1	32.9
%-200M	66.3	66.9	64.8	60	56.0
P80 µm	92	90	95	110	126

Plant recovery improved during in September but remained below plan. AMEC believes this is due to a combination of the following reasons:

•

The primary grind is too coarse for optimum flotation-gravity processing and subsequent leach extraction. AMEC mapped September plant flotation-gravity recovery-concentration ratio data by average grind size; Figure 16-3. This indicates

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higher gold and silver recoveries will be achieved by grinding finer and using lower concentration ratios or higher mass recoveries (6.6 is equivalent to a weight recovery of about 15% wt).

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Figure 16-3: Gravity+Flotation Au and Ag Recovery versus Concentration Ratio at Coarse and Fine Grinds

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•

Flotation recovery was sacrificed by operating at higher concentration ratios and grades because Gekko reactor throughput-residence time limitations resulted in low gold and silver leach recoveries. The average overall gravity-concentration ratio was about 20 (or 5 wt% recovery versus design of 12 wt%). The September plant data AMEC reviewed indicates 15 wt% weight recovery would provide a better recovery.

•

In September leach extractions of about Au 85% and Ag 75% respectively were achieved at reduced throughput. AMEC believe the Gekko leach plant design retention time of about 9 h is too low especially for efficient silver recovery.

•

Soluble tailings losses, although accounting for relatively less recovery loss (6-8%), are significantly higher than planned (0.6-1%). The reasons for this include : the resin plant had not been commissioned at the time of AMEC´s review, unstable CCD wash thickener operation caused by equipment and control problems and higher than planned electrowinning barren solution grades, used as wash solution.

Other commissioning issues noted by AMEC jointly being addressed by MSC and Gekko during September included:

•

Due to water balance problems operating at low mill throughput, the gravity jig plant was partially bypassed. Some modifications were also made to the Gekko jig plant and its operational and concentration performance appears to have improved. Nevertheless AMEC believes a gravity Falcon and flotation flowsheet is capable of achieving similar recoveries to the more complex Gekko Jig-Falcon gravity system and flotation flowsheet. AMEC recommends the recovery benefits of utilizing the Gekko Jig plant are reviewed in future plant trials relative to the ongoing operating and maintenance costs of operating this equipment.

•	Flotation concentrate pumping capacity.

•	The flotation tailings thickener was not operational, awaiting a new underflow pump.

•	There is no system for handling flotation concentrates currently being produced and consequently this is labor intensive.

•	Most process control was being done manually.

•	There is little surge capacity in the concentrate handling slurry systems.

•

Generally low electrowinning cell efficiency and high levels of impurities in the sludge –dore. This may be a result of operating the electrowinning cells at ambient temperatures versus the higher temperatures for the sludging type electrowinning cells being utilized. This is currently being investigated.

•	Fume control in the electrowinning area must be revised.

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•	Cyanide destruction was not operating and must be recommissioned once modifications are made to the tanks’ design and air supply requirements.

•	AMEC did not visit the refinery because no doré was produced during September due to a furnace failure caused by smelting concentrates high in sulphide.

•	The metallurgical laboratory is not commissioned. AMEC understand the completion of this facility has been prioritized because it will assist in ongoing plant commissioning.

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17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1	Resource Estimates

17.1.1	Introduction

The mineral resource estimates for the Huevos Verdes, Frea and Kospi Zones at San José were prepared by Hector Aspajo, MAusIMM and Abel Puerta, MAusIMM, employees of Minera Santa Cruz (MSC) and audited by Emmanuel Henry, Principal Geostatistician (MAusIMM (CP)) from AMEC. The databases were constructed and are maintained using GEMM, a MSC proprietary database. Composites and 3-dimensional solid models were constructed utilizing MineSight® commercial mine modelling software. Grade estimations for gold and silver were completed utilizing ordinary kriging methods via MineSight routines.

A resource model was completed for each zone. Each model contains one mineralogical domain that represents each vein or zone. The blocks have been classified as Measured, Indicated or Inferred based on the variogram ranges and the index of relative variability. The classified resource is reported according to JORC standards and reconciled with the 2004 CIM Definitions of Standards on Reporting of Mineral Resources and Reserves (CIM, 2004); resources are reported to an Ag-equivalent cut-off value.

17.1.2	Drilling Database and Validation

The drill hole database (closed June 2007) was provided to AMEC in ASCII format. The database contains diamond and reverse circulation drilling from a number of campaigns as well as underground channel samples (refer to Sections 11 and 12). Underground channels are stored in the database in a similar format to drill holes, having a start point (collar), azimuth, dip and intervals referenced as initial distances (from) and final (to) from the start point.

The database structure includes:

•	drill hole or channel sample name

•	collar coordinates: easting, northing, elevation

•	total length of drill hole or channel

•	survey: azimuth and dip by intervals

•	grades: Au (ppm), Ag (ppm), As (ppm), Cu (ppm) and Pb (ppm)

•	sample number

•	geology: lithology, mineralization, etc.

In 2005, AMEC completed a program of double data entry checks on approximately 5.3% of the drill hole analytical results (comparing the original laboratory assay certificates against the digital database) and approximately 3.6% of the underground channel chip sample analytical results (Cinits et al., 2005).

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The database used by MSC for the June 2007 San José Resource Estimate, contains 472 drill holes and trenches (76,478 m; in December 2006: 417 drill holes and trenches, 70,431 m) and 2,733 channel samples (In December 2006: 2,013 channel samples and 3,934 m).

Drill hole and channel sampling data obtained up to May 2005 were verified by AMEC as part of a technical report on the feasibility study (Cinits et al., 2005). Additional data acquired between May 2005 and December 2006 was verified by AMEC as part of its updated Technical Report (Cinits et al., 2007). AMEC considered that the data collected to December 2006 was acceptable for supporting resource estimation.

Drill hole and channel data collected in the period from December 2006 to June 2007 are reviewed in this report.

17.1.3	Geological Models

For each vein, geological models of the lithology and vein contacts as well as an economic model, using a US$45/t cut-off, were constructed. The cut-off was determined based on a gold price of US$500 per ounce, and a silver price of US$9.00 per ounce.

Geological models for HVS were constructed using drill hole, trenches and channel sample data (Minera Santa Cruz, 2007). Data were interpreted using 26 horizontal sections that were reconciled to 33 vertical transverse sections. AMEC reviewed the interpretations, and considers that the model adequately represents the data, and that the vertical and horizontal sections are acceptably reconciled.

Since the last update (Cinits et al., 2007), a new zone was identified as HVrml (Huevos Verde Ramal) between HVS and HVC. This zone was interpreted on six sections only and was not reconciled on plans. The other veins, HVC, HVN, Frea and Kospi were interpreted on 37, 122, 60 and 66 sections, respectively, but they were reconciled on up to two plans only.

Each section is spaced along the azimuth of the drill holes to limit projection distances, and ensure that geological contacts are honoured. This approach means that a significant portion of the underground channel sample data is not included in the interpretation (Figure 17-1). AMEC does not consider the omission of the channels from the interpretation to materially impact the resource estimate since they are still used in the interpolation, but the practice does result in the vein being slightly shifted in 3D space on some sections, which will be an issue for day to day grade control.

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AMEC recommends that MSC constructs the geological models from horizontal sections that have been reconciled to vertical sections. The resulting solids should be updated on a regular basis with the data obtained from the underground channel sampling.

Figure 17-1: HVN Vein—Underground Channel Samples Outside the Interpreted Vein

Note: Red outline: Interpreted ore limits; yellow rectangles: assay intervals coded as ORE.

From the review of MSC lithological interpretations, AMEC observations and conclusions are:

•

Well-mineralized split and splay veins occur at Huevos Verdes, Frea and Kospi; however these splays are not currently incorporated into the geological models. AMEC reiterates the 2005 technical report observation (Cinits et al., 2005) that these veins must be modelled and the results included in the resource estimates.

•

Only two faults are included in the current geological models—one at Kospi, and the second between HVC and HVS. From underground exposures, AMEC considers that there is more structural control on the mineralization than is presently incorporated into the geological model.

•

No lithological variations in the andesite have been modeled (flows, tuffs, lapilli tuffs, breccias, etc). Lithology has been identified as a possible control for the formation of veins. A more detailed lithological interpretation may better define controls to mineralization.

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•	No oxide domain has been included in the geological model. This relates to metallurgical recoveries and mine scheduling and should be addressed.

•

No density values have been determined separately for the oxide mineralization. AMEC understands that the volume of oxidized mineralization is minimal and will not substantially affect overall tonnages; however MSC should ensure that an appropriate number of determinations are collected from this style of mineralization for future model runs.

•

A few holes appear to have stopped prior to reaching the target depth. In addition to the AMEC checks, MSC should review these drill holes to ensure they do not appear as vein intersections on longitudinal sections (holes SJD-47, 67 and 153; EP-84; HVD-16 and 17, SJM-74).

•

There appears to be some inconsistency in the logging of lithologies from surface-collared holes versus logging of underground holes. Many of the underground holes show intervals of dacite or rhyodacite, which do not appear in the logs of surface holes. AMEC recommends the logging be reviewed and standardized between the surface and underground drilling.

•

AMEC’s review of the Frea and Huevos Verdes vein solids using level plans indicate that the sections need to be validated against level plans to remove irregularities in the solids. Some “kink” shapes can be observed in the section-based solids and could be easily fixed by using level-plan interpretations.

•

Hole SJD-87 (and possibly SJD-68) may have significant survey issues that are creating a kink in the Frea vein solid. The error could be in either collar coordinates, or downhole surveying, or, a third possibility, be due to logging that could be based on an incorrectly placed metreage block. This issued was identified in 2005 (Cinits et al., 2005) and still requires rectification.

AMEC concludes there is a reasonable agreement between drill hole composites of lithology and grades and the interpreted outlines of the domains. AMEC considers that the review, although identifying a number of minor issues, supports the resource classifications adopted for the HVN, HVS, HVC, Frea and Kospi veins.

17.1.4	Exploratory Data Analysis

AMEC has previously evaluated the exploratory data analysis (EDA) results for channel, surface and RC drilling to May 2005 (Cinits et al., 2005). This investigation accepted the use of the RC drilling, and underground channel sampling (based on the modified sample collection methodology) in conjunction with diamond drill data for resource estimation purposes.

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The results of various statistical analyses of the 2006–2007 data supporting the resource estimate were provided by MSC (MSC, 2007). AMEC obtained ASCII data of the project from MineSight project files to verify the EDA. AMEC reviewed the analyses and identified minor discrepancies at Huevos Verdes, where the number of composites and the silver average grade are larger in the data delivered to AMEC (1,600 composites; 600 g/t Ag) than what is reported in Minera Santa Cruz (2007; 1,455 composites; 649 g/t Ag).

The data used to support the June 2007 resource estimate for the Huevos Verdes Deposit consists of core and RC drill holes, surface trenches and underground channel samples. Frea is supported by diamond drill holes and underground channel samples. The Kospi estimate is supported by diamond drill hole data only.

The geological model consists of a lithology model with four primary lithologies (Vein, Breccia, Andesite and late cover) and a ‘mineralized’ model. Table 17-1 summarizes the basic assay statistics for the lithologies reported in MSC (2007), whereas Table 17-2 summarizes the assay data by deposit.

The coefficients of variation (CV) are high to very high. This is caused by very high-grade gold and silver assays mixed with lower grade assays.

The use of mineralization zone models is considered to be an acceptable approach when modelling this style of deposit.

17.1.5	Compositing and Data Analysis

All assays were composited to full-width vein intercepts, and were not weighted with respect to vein intercept lengths. Each intercept thus represents a single composite. The compositing process generated composites with lengths varying from 0 to 15 m, as illustrated in Figures 17-2 to 17-4. Such a spread is not recommended.

AMEC checked the composite calculation by replicating the process using MineSight® commercial mine planning software. No discrepancies were found. AMEC also checked composite lengths versus Au and Ag grades during its last review (Cinits et al., 2007); generation of length-weighted composites indicated that there was no significant bias in the assay values; however, AMEC recommends that MSC split the composites into smaller intervals or, at least, adopt the use of length-weighted composites for all future resource estimates.

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Table 17-1: Assay Statistics by Lithology for Each Vein (after MSC, 2007)

Metal	Ag (g/t)			Au (g/t)
Lithology	Andesite	Vein	Breccia	Andesite	Vein	Breccia
Huevos Verdes
Number of Data	5,222	4,439	1,691	5,222	4,339	1,691
Minimum	0.01	0.01	0.01	0.00	0.01	0.00
Maximum	27,098	28,594	26,529	350.1	909.95	472.9
Average	52	513	291	0.64	6.97	3.80
Standard Deviation	588	1,652	1,229	6.9	25.7	17.6
Coefficient of Variation	11.2	3.2	4.2	10.7	3.7	4.6
Frea
Number of Data	4,266	1,700	1,548	4,269	1,701	1,548
Minimum	0.2	0.5	0.5	0.00	0.00	0.01
Maximum	10,100	13,978	21,864	173.1	885.3	151.5
Average	61	304	239	0.61	5.26	2.72
Standard Deviation	303	921	766	3.6	27.3	7.9
Coefficient of Variation	5.0	3.0	3.2	5.85	5.2	2.9
Kospi
Number of Data	2,367	1,156	110	2,366	1,156	110
Minimum	0.5	0.5	0.5	0.01	0.01	0.01
Maximum	4,746	20,998	1,305	31.7	311.6	12.7
Average	19	377	46	0.22	4.64	0.75
Standard Deviation	135	1,432	153	1.2	15.8	2.1
Coefficient of Variation	7.0	3.8	3.4	5.3	3.4	2.8

Table 17-2: Assay Statistics by Deposit (after MSC, 2007)

Metal	Ag (g/t)					Au (g/t)
Zone	HVS	HVC	HVN	Frea	Kospi	HVS	HVC	HVN	Frea	Kospi
Number of Data	1,428	209	1,293	1,640	472	1,428	209	1,293	1,640	472
Minimum	0.50	0.01	0.50	0.50	0.50	0.01	0.01	0.01	0.01	0.01
Maximum	26,529	13,636	22,653	21,865	20,999	909.95	91.99	219.29	885.25	311.58
Average	1,095	236	442	476	712	16.0	2.3	5.0	7.3	8.6
Standard
Deviation	2,239	1,057	1,423	1,123	2,067	40.8	7.8	13.9	28.5	22.2
Coefficient of Variation	2.1	4.5	3.2	2.4	2.9	2.6	3.4	2.8	3.9	2.6

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Figure 17-2: Composite Length Variability for the Huevos Verdes Vein

Figure 17-3: Composite Length Variability for Frea Vein

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Figure 17-4: Composite Length Variability for Kospi Vein

17.1.6	Capping

MSC determined capping limits for the Au and Ag distributions on the raw data using the log-normal probability plots. Breaks in slope observed on the probability plots may imply the superposition of a spatially discontinuous very high-grade mineralizing event. Observed breaks in slope may also be the result of the combination of two distinct distributions from separate domains. For example, a high-grade tail may exist in one, but not the other. For this project, the breaks in slope have been interpreted to be a discontinuous and high-grade mineralizing event. When observed on sections and level plans, the high-grade samples tend to be spatially random. This further supports the case for capping of these high grade occurrences.

AMEC is of the opinion that performing capping strategies on raw data can cause bias, especially on deposits with high coefficient of variation. Capping should be performed on composites of equal length. This may contribute to the local estimation bias seen at HVS and HVml.

Table 17-3 shows the capping applied to each deposit. These capping levels are significantly lower than in the December 2006 model (Cinits et al., 2007), where gold and silver were capped at 120 g/t and 10,000 g/t in the HVS vein, for example.

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Table 17-3: Grade Capping by Deposit

	Au (g/t)	Ag (g/t)
HVS	65	6,000
HVC	10	500
HVN	50	4,000
HVrml	50	5,000
Frea	50	3,000
Kospi	30	2,700

17.1.7	Variography

MSC developed relative variogram models for Au and Ag for the Huevos Verdes, Frea and Kospi deposits. Variography was undertaken on the composite data and spherical model were used to fit the experimental variograms. Variogram parameters are shown in Tables 17-4 and 17-5.

Table 17-4: Ag Relative Variogram Parameters

Parameter	Zone
	Huevos Verdes	Frea	Kospi
Nugget-Effect (C0)	1.7	0.65	0.4
Model Type 1	Spherical	Spherical	Spherical
Sill Structure 1	0.5	0.2	0.2
X-Range 1 (m)	33	57	75
Y-Range 1 (m)	5	21	75
Rotation Convention 1	MineSight	MineSight	MineSight
First Rotation 1 (deg)	50	127	130
Second Rotation 1 (deg)	-65	0	0
Third Rotation 1 (deg)	0	51	-65
Model Type 2	Spherical	Spherical	NA
Sill Structure 2	1.603	0.642	NA
X-Range 2 (m)	145	85	NA
Y-Range 2 (m)	53	70	NA
Rotation Convention 2	MineSight	MineSight	NA
First Rotation 2 (deg)	50	127	NA
Second Rotation 2 (deg)	-65	0	NA
Third Rotation 2 (deg)	0	51	NA

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Table 17-5: Au Relative Variogram Parameters

Parameter	Zone
	Huevos Verdes	Frea	Kospi
Nugget-Effect (C0)	1.2	0.2	0.4
Model Type 1	Spherical	Spherical	Spherical
Sill Structure 1	1.1	0.85	0.37
X-Range 1 (m)	84	40	105
Y-Range 1 (m)	20	55	80
Rotation Convention 1	MineSight	MineSight	MineSight
First Rotation 1 (deg)	50	127	130
Second Rotation 1 (deg)	-65	0	0
Third Rotation 1 (deg)	0	51	-65
Model Type 2	Spherical	Spherical	Spherical
Sill Structure 2	0.891	0.917	0.23
X-Range 2 (m)	130	165	23
Y-Range 2 (m)	58	77	50
Rotation Convention 2	MineSight	MineSight	MineSight
First Rotation 2 (deg)	50	127	130
Second Rotation 2 (deg)	-65	0	0
Third Rotation 2 (deg)	0	51	-65

These parameters are identical to those reported in Cinits et al., 2007, and have been verified by AMEC. AMEC noted then that the Au variogram model for the Frea vein reflects some anisotropy in the horizontal direction along the general strike of the vein. However, the anisotropy only occurs in the second structure of the variogram model and has a limited effect on block estimates. Variograms generated from the Huevos Verde vein were of significantly better quality

Variograms in the Kospi vein domain were normalized by setting the sill equal to one. The variograms for both Au and Ag are well-structured and were fitted using spherical model structures with a nugget effect that represents 40% of the sill. In the case of gold, the first structure is more important and responsible for 37% of the total variance and a small anisotropy can be observed along the strike axis. Silver variograms show an isotropic correlation of grades in the first structure that answers for only 20% of the total variance. The second structure is the most important, and displays anisotropy along dip. AMEC considers the variograms to be appropriately modelled.

AMEC recommends that MSC consider the use of a “composite” variogram methodology to test the sensitivity of the variogram models. This methodology includes the following steps:

•	Calculate variogram functions for each domain individually using a correlogram function.

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•	Combine (‘composite’) the variogram results of the veins (Huevos Verde and Frea vein) into one experimental variogram (San José Vein) using a spreadsheet.

•	The “compositing is completed on a lag-by-lag basis and the calculation is weighted by the number of pairs from each individual variogram and lag.

•	Model the ‘composite’ variogram using normal methods.

This method has been used successfully in other deposits and is particularly useful when:

•	One or more domains have relatively little data.

•	The domains share common geological traits that support the application of “compositing” variography.

17.1.8	Resource Estimation

All three block models consist of 10 m x 10 m x 10 m blocks. The percentage of vein that is present in each block is stored in the block. A summary of the block model definition is shown in Table 17-6.

AMEC reviewed the block model and found no discrepancies in the tagging of blocks for the estimation domains and percentages of the vein in the blocks.

AMEC considers that the orientation of the model as well as the modeling strategy is adequate for representing the scale and orientation of the Au and Ag mineralization; however, AMEC notes that the block thickness is large for an underground mine. AMEC does not believe it has adverse effects on dilution, since the percentage of ore is stored in the blocks, but this may lead to very local inaccuracies.

Table 17-6: Block Model Definition

	Zone	HV	Frea	Kospi
Rotation Origin	Easting	2,400,906	2,401,546.75	2,399,504.5
	Northing	4,829,936	4,831,833	4,832,217.5
	Elevation (bottom)	250	220	250
Extension (m)	Easting	400	400	1,400
	Northing	2,150	900	250
	Elevation	330	330	350
Rotation (degrees)	Clockwise	325	315	35

The estimation methodology utilized ordinary kriging within the Huevos Verdes, Frea and Kospi domains for Au and Ag. Vein width composites (one composite per drill hole) were used for grade estimation. Grade estimation was completed using MineSight modelling software. Grade estimation was completed using a minimum of one sample and a

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maximum of eight samples per block. A quadrant search was used to minimize the clustering effect of the underground channel samples in both Huevos Verde and Frea domains.

Table 17-7 summarizes the estimation plan parameters.

Table 17-7: Estimation Plan Parameters

	Huevos Verdes		Frea		Kospi
Parameters	Au	Ag	Au	Ag	Au	Ag
Minimum Number of Composites	1	1	1	1	1	1
Maximum Number of Composites	8	8	8	8	8	8
Quadrant Data Search:
Maximum Composites per Quadrant	2	2	2	2	2	2
Search Ellipse :
Rotation 1 (Z - LHR)	50	50	127	127	130	130
Rotation 2 (X - RHR)	-65	-65	0	0	0	0
Rotation 3 (Y - RHR)	0	0	51	51	-65	-65
Search Distance along Y’	60	60	55	55	90	90
Search Distance along X’	55	55	45	45	60	60

Note: For rotations, the specification is left hand rule or right hand rule (LHR, RHR) around the specified axis.

AMEC considers the estimation parameters to be reasonable, given the geometry of the mineralization and the orientation of the drilling, except for for the minimum number of composites: The estimation plan permits blocks to be estimated with only one composite, which is not considered to be best practice for estimating Measured or Indicated blocks.

AMEC tabulated the number of blocks based on the number of composites used to estimate the blocks (see Tables 17-8 to 17-10) and found that a non-insignificant number of Indicated blocks are estimated with only one or two composites.

The percentage of material estimated with only one composite in the Inferred category is very high. This tends to happen when Inferred material is clustered around the periphery of a search ellipse, where the quadrant searching does not work effectively due to insufficient drill coverage.

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Table 17-8: Composites Used for Block Estimation – Huevos Verdes Domain

Composites Used to Estimate Block	Number of Blocks
	Measured	Indicated	Inferred
1	0	215	778
2	14	546	234
3	25	551	55
4	116	701	52
5	206	426	5
6	356	369	0
7	285	222	0
8	1,016	160	0

Table 17-9: Composites Used for Block Estimation – Frea Domain

Composites Used to Estimate Block	Number of Blocks
	Measured	Indicated	Inferred
1	0	53	953
2	0	300	533
3	36	512	261
4	157	566	92
5	206	418	16
6	308	262	0
7	170	95	0
8	56	9	0

Table 17-10: Composites Used for Block Estimation – Kospi Domain

Composites Used to Estimate Block	Number of Blocks
	Measured	Indicated	Inferred
1	0	18	368
2	0	554	681
3	0	805	149
4	0	2,007	47
5	0	0	0
6	0	0	0
7	0	0	0
8	0	0	0

AMEC recommends using multiple kriging passes during the grade estimation with a larger search ellipse and a kriging pass code should be used to determine which pass estimated the block grade.

MSC assigned a density of 2.595 t/m3 to the Huevos Verdes blocks and a density of 2.611 t/m3 to the Frea and Kospi blocks. These densities are supported by a large amount of measurements deemed appropriate by AMEC for resource estimation.

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17.1.9	Model Validation

AMEC completed validation of the Huevos Verdes, Frea, and Kospi models using the following:

•	visual inspection of estimation results on sections

•	comparison of kriged and nearest neighbour estimation statistics

•	comparison of kriged and nearest neighbour estimates on swath plots

AMEC inspected sections prepared by MSC displaying estimated block grades, drill holes grades and outlines of the estimation domains. Also included in the block codes are also the percentage of the block occurring within the Measured, Indicated and Inferred resource classification solids. Estimated Au block grades were consistent with drill hole data and no discrepancies were noted.

AMEC generated an independent Nearest Neighbour (NN) model and compared them to the kriged estimates through inspection of cross-sections and level plans, and construction of swath plots using 50 m slices. The swath plots indicated no bias between kriging and NN estimates except for silver at HVS.

AMEC tested for global bias by comparing statistics of kriged and NN grades using a 0.0 g/t cut-off for Au and Ag (Table 17-11). Globally, the estimates are unbiased. However, differences of 18% and 21% between the kriged silver and gold estimates, respectively, are observed at HVS. Even larger biases are observed at HVrml but the result is based on a small number of blocks. AMEC identified some silver high-grades that were unreasonably projected and which might be the cause of this bias. AMEC recommends investigating the exact cause of the bias and mitigating it.

Table 17-11: Comparison between Kriged and Neraest Neighbour Averages

Vein	Gold				Silver
	No. Blocks	Kriged Avg. (g/t)	Nearest Neighbour Avg. (g/t)	Difference (%)	No. Blocks	Kriged Avg. (g/t)	Nearest Neighbour Avg. (g/t)	Difference (%)
HVS	2,468	7.53	6.40	18%	2,468	543.8	448.4	21%
HVC	1,227	1.94	2.03	-4%	1,227	117.2	122.7	-4%
HVN	1,693	3.69	3.80	-3%	1,693	293.3	293.5	0%
HVrml	292	10.10	7.52	34%	292	789.4	628.5	26%
Frea	3,666	7.66	7.73	-1%	3,662	339.3	341.1	-1%
Kospi	4,346	6.16	6.29	-2%	4,346	486.3	530.2	-8%

Total	13,692	6.21	6.03	3%	13,688	406.8	401.2	1%

Note: Difference = (Kriged – Nearest Neighbour) / (NN)

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17.1.10	Resource Classification

MSC utilized resource classification guidelines set out under the 2004 edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC). The resource classification was applied by MSC to the resource model through the use of several analyses including:

•	study of the variogram ranges

•	study of the geologic model and sampling issues

•	use of a factor entitled ‘Relative Variability Index’ that is calculated within the MineSight modelling system.

The final classification scheme accommodates geological and grade continuity (geometric criteria), data quality and prospect of economic extraction criteria.

Table 17-12 shows the geometric criteria applied. In addition to these criteria, blocks can be classified as Measured only in the vicinity of underground openings. AMEC evaluated these criteria and accepted them in its former review (AMEC, 2007); however, AMEC acknowledges the criteria applied are genereous and are at the limit of what would be considered reasonable. Figure 17-5, for example, shows that blocks can be classified as Measured as far as 40 m away from underground excavations.

Table 17-12: Geometric Classification Criteria Used by MSC

Figure Criteria	Huevos Verdes	Frea		Kospi
	Measured Criteria	Indicated Criteria	Measured Criteria	Indicated Criteria	Indicated Criteria
Maximum distance (m)	1/3 variogram range	2/3 variogram range	1/3 variogram range	2/3 variogram range	2/3 variogram range
Horizontal distance (m)	17.5	35	27.5	55	50
Vertical distance (m)	25	50	25	50	50
Minimum number of composites	3	2	3	2	3

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Figure 17-5: Measured Blocks on a Transversal View at Frea

Note: Green blocks are classified as Measured; drill holes shown by blue and yellow traces; drill holes collared yellow in ore.

Blocks classified as Indicated are supported only by drill hole composites, and the spacing is considered the limit of what is reasonable to justify the grade continuity.

For the Kospi vein, all blocks were classified as Indicated and Inferred mineral resources. No blocks were classified as Measured as there are no underground workings yet.

MSC has considered both grade and geological continuity of mineralization, and has applied economic extraction criteria to the block model prior to estimating resources. For Measured and Indicated Resources, the economic data are based on the recent Feasibility Study on the Project.

MSC has reported the San José resources by applying a minimum vein width of 0.8 m and diluting with zero grade material. The dilution and minimum mining width has been applied essentially as a post-processing step to the blocks.

Inferred Resources, while not used in the feasibility study, have also been estimated with appropriate attention to economic extractability of the mineralization, using the factors identified from the feasibility study.

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MSC reported the Mineral Resource with blocks that have a value equal or greater than $US45/t or 176 g/t Ag-equiv. Block values were estimated using the following parameters:

•	Gold mill recovery: 89.65%

•	Silver mill recovery: 90.49%

•	Gold commercial recovery: 99.68%

•	Silver commercial recovery: 99.75%

•	Gold price: US$500.00/oz

•	Silver price: US$9.00/oz

AMEC reviewed the JORC classification parameters used by MSC for the resource estimate, and has verified that the classifications are acceptable under CIM definitions.

17.1.11	Resource Tabulations

AMEC used an ASCII dump of the individual blocks from the San José block models, imported the blocks to MineSight® software and independently re-tabulated the resource numbers. AMEC also reviewed in detail the spreadsheets used by MSC for tabulation of the resources. Using a “marginal” cut-off of US$45/t, which corresponds to a silver equivalent grade of 176 g/t, AMEC has found some discrepancies in both tonnes and grades for Huevos Verdes and Frea.

Table 17-13 tabulates the Measured, Indicated and Inferred Mineral Resources for all veins at San José Property using an AgEq cut-off of 176 g/t.

Table 17-13: San José Project—Mineral Resources (Effective Date 30 June, 2007, adjusted by E. Henry, MAusIMM (CP) – AMEC from A. Puerta, MAusIMM)

Vein	Category	Tonnes (kt)	Ag (g/t)	Au (g/t)	Ag (1,000 oz)	Au (1,000 oz)
Huevos Verdes	Measured	290	691	9.04	6,447	84
	Indicated	325	368	5.26	3,849	55
	Measured & Indicated	616	520	7.04	10,296	139
	Inferred	37	348	5.66	411	7
Frea	Measured	354	397	5.70	4,523	65
	Indicated	596	377	10.51	7,222	201
	Measured & Indicated	950	384	8.72	11,745	266
	Inferred	83	333	7.07	887	19
Kospi	Measured	—	—	—	—	—
	Indicated	800	622	7.63	15,991	196
	Measured & Indicated	800	622	7.63	15,991	196
	Inferred	110	577	9.06	2,040	32
Total San José	Measured	645	529	7.20	10,969	149
	Indicated	1,721	489	8.18	27,062	453
	Measured & Indicated	2,365	500	7.91	38,032	602
	Inferred	230	452	7.80	3,338	58

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Notes:	Cut-off Block value >US$45 = approximately 176 g/t AgEq; rounding of tonnes, as required by reporting guidelines may result in apparent differences between tonnes, grades, and contained metal.

17.2	Reserve Estimates

17.2.1	Summary

The Mineral Reserves at Huevos Verdes and Frea were estimated by Abel Puerta MAusIMM from MHC and reviewed by Pierre Rocque, P. Eng., from AMEC. The Mineral Reserves are based on the Mineral Resource estimate and model developed by Abel Puerta (using JORC guidelines) and reviewed by Emmanuel Henry MAusImm (CP), from AMEC (using CIM guidelines). The resulting mineral reserves follow the CIM guidelines.

Mineral resources estimated at Kospi are now converted to mineral reserves based on recent metallurgical testwork.

The mining plan provided by MSC for the Huevos Verdes and Frea veins is based on minimum mining widths of 1.0 m for CF stopes and 1.5 m for MC&F stopes. Unplanned dilution of 12% and mining recovery of 98% were applied to convert Mineral Resources into Mineral Reserves. Those factors are different to the previously used factors (i.e. during the Feasibility Study and 2005 Technical Report) of 15% for dilution and 95% for mining recovery. Based on visual observation at the mine, AMEC agrees with the reduction in dilution but found no basis to justify a higher mining recovery. Stopes have been outlined according to a cut-off value of US$75/t and also by considering key mining criteria such as width, equipment selection and stope access. A 10 m crown pillar has been left in areas where the ore reached surface; that material is not included in the Mineral Reserves.

MSC has not updated San José LOM plan to include the recent increase in Mineral Reserves (June 30, 2007). AMEC followed guidelines from the previous LOM plan provided by MSC and depleted the Mineral Reserves at a rate of 1,500 tpd starting in October 2008.

17.2.2	Cut-off Grade

Of the various cut-off grade existing definitions, MSC has chosen to adopt the break-even cut-off grade. The break-even cut-off grade is defined as the value of ore that provides sufficient revenue to meet the cash operating costs. Mining operations drawing revenues from more than one product often adopt a “break-even cut-off value” (BECOV) instead of a cut-off grade; this value takes into account the aggregate worth of the different products. At the San José property, both gold and silver contribute to the revenue stream.

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In the 2005 Feasibility Study, the initial BECOV was set by MSC at US$75/t. The following formula was used to calculate ore value (US$/t) in the model:

•	Value (US$/t) = (Aud1 x PAu/31.1035) + (Agd1 x PAg/31.1035)

Where:

•	Aud1: Diluted Au grade (g/t)

•	Agd1: Diluted Ag grade (g/t)

•	PAu: Price of Au - US$497/oz (US$550/oz * 90.4% Au recovery)

•	PAg: Price of Ag - US$7.74/oz (US$9/oz * 88.6% Ag recovery).

The implementation of the Gekko gold and silver recovery process (Section 16.5) is a significant departure from the initial process flow sheet used for the 2005 Feasibility Study. The recoveries used in the BECOV calculations are based on AMEC’s review of this testwork, which AMEC is of the opinion is suitable for preliminary feasibility work. These recovery values will need to confirmed and if needed, adjusted, subsequent to operational plant results.

Mining dilution is dependent upon the mining method used, the rock quality, ore continuity and variability, the stand-up time and the width of the vein compared to the minimum mining width.

There are two types of dilution: planned and unplanned. Planned dilution for cut-and-fill mining relates primarily to the minimum mining width, usually dictated by the equipment proposed for ore extraction. The 2005 AMEC Mineral Reserves estimate (Cinits et al., 2005) used a minimum width of 1.0 m for CF stoping (i.e. using jackleg drills) and 1.5 m for MCF stoping (i.e. using Jumbo drills). Consequently, all resources below those thicknesses were diluted accordingly depending on the type of stope. AMEC ensured that the Mineral Reserves updated in 2007 by MSC followed the same guideline for planned dilution.

Unplanned dilution results from additional waste or sub-grade mineralized inclusions within the planned stope outlines that cannot be separated from the ore due to the mining process and is sent to the mill. Total unplanned dilution was estimated in the 2005 Technical Report at 15%. MSC has modified that factor down to 12%. During the underground tours in May and October 2007, AMEC was able to visually assess the unplanned dilution in four areas and found the updated unplanned dilution factor to be reasonable.

MSC has assigned null grades for the unplanned dilution material and asked AMEC to follow this guideline for the review of mineral resources and mineral reserves. MSC does not consistently sample the hanging and footwall lithologies to the main vein in the underground channel sample lines, and therefore an accurate estimate of the dilution grades is not possible. In the 2005 Technical Report, a grade of 0.5 g/t Au and 25 g/t Ag was assumed for all unplanned dilution.

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17.2.3	Mining Recovery

During mining operations not all the resource is recovered, due to ore losses occurring for a number of reasons. These include:

•	irregular vein outlines which cannot be readily followed while mining

•	mucking losses or broken ore left behind in corners or against the walls of the stopes

•	ground control losses or ore that is abandoned due to hazardous ground conditions

•	fines with high-grade coarse gold migrating deep into the waste rock backfill

•	spillage in various areas of the mine or on surface.

Based on consideration of these factors, and in-house experience, AMEC applied a factor of 95% recovery in 2005 (Cinits et al., 2005; AMEC, 2005). MSC has updated this factor and increased it to 98% for the 2006 MRMR update. Based on visual observations during the underground visit in May and October 2007, AMEC will keep the mining recovery at 95% for stopes that are not acting as pillars.

AMEC recommends lowering the mining recovery factor to 75% and increasing dilution to 25% when planning sill pillar recovery (i.e. the last 3 m cut). Sill pillars typically display adverse ground conditions and, consequently, difficult mining conditions can result in ore abandonment for safety reasons.

17.2.4	Reserve Estimate

The Mineral Reserves for the Huevos Verdes and Frea Zones are summarized in Table 17-14.

Table 17-14: Proven and Probable Mineral Reserves (reviewed by P. Rocque, P.Eng., June 30th, 2007)

	Proven and Probable (t)	Au (g/t)	Ag (g/t)	Proven (t)	Au (g/t)	Ag (g/t)	Probable (t)	Au (g/t)	Ag (g/t)
Huevos Verdes (HV)
South (HVS)	287,000	7.64	565	177,000	8.70	655	110,000	5.93	419
Center (HVC)	78,000	3.90	214	—	—	—	78,000	3.90	214
North (HVN)	230,000	3.69	301	130,000	4.44	349	100,000	2.73	240
Total HV	595,000	5.62	417	307,000	6.91	526	288,000	4.26	301
Frea	937,000	7.77	343	350,000	4.84	344	587,000	9.52	342
Kospi	854,000	6.52	536	—	—	—	854,000	6.52	536

Total	2,386,000	6.79	430	657,000	5.80	429	1,729,000	7.16	431

Note: Grades and tonnes may not tally exactly due to rounding

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Reserve parameters utilized by MHC were modified as required, and the following parameters support the reserves estimates:

•	minimum mining widths of 1.0 m for conventional cut-and-fill stopes and 1.5 m for mechanized cut-and-fill stopes

•	unplanned dilution of 12%

•	mining recovery of 95%

•	stopes outlined according to a break-even cut-off value of US$75/t and also by consideration of key mining criteria such as width, equipment selection and stope access

•	sill pillar tonnage was calculated as 10% of each stope

•	recovery figures used against sill pillar reserves of 25% dilution and 75% mining recovery.

•	10 m crown pillars.

•	Mineral Reserves shown above are inclusive of the Mineral Resources shown on Table 17-13.

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18.0	OTHER RELEVANT DATA AND INFORMATION

No other relevant data or information has been provided to AMEC that should be included in this report.

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19.0	REQUIREMENTS FOR TECHNICAL REPORTS ON PRODUCTION AND DEVELOPMENT PROPERTIES

19.1	Mine Design and Production Schedule

Mine life is estimated at approximately nine years with production coming from five distinct areas: HVS, HVC, HVN, Frea and Kospi.

As part of an underground exploration program, two small inclined shafts were sunk (one in HVS and the second in HVN) with drifts along the 480 and 430 m levels at each area. The HV complex and the Frea veins are accessed via a decline from surface. The access ramp for the Kospi vein was started at the time of the visit and has advanced approximately 100 m on grade. In addition, a number of raises at Huevos Verdes and Frea have also been driven to provide geological information in the vertical direction.

The Frea vein is currently being mined by the MCF (mechanized cut-and-fill) method whereas most of the HV vein is being mined by the CF (conventional cut-and-fill) method due to narrower vein widths than at Frea. It is anticipated that MCF will be implemented for the Kospi deposit, once the characteristics of the vein are better understood.

In wider stopes (i.e. over 1.5 m) a 1-boom jumbo is used for development and production drilling; otherwise, hand-held drills are used for production drilling. Ore haulage to the ore passes is by scooptrams ranging from 1.5 yd3 to 4.0 yd3 capacity. Current haulage is performed by 20 t trucks via the ramp to surface where it is transported directly from the mine to the processing plant.

The primary ramps are 4.3 m by 4.0 m with a grade of 12% on the straight sections and 10.5% on the curves. For mining areas away from the main ramp where entry of the haulage trucks is not required, smaller secondary ramps will be used for access. These ramps have been provided in the mine design to maximize equipment utilization and productivity and will be 3.0 m by 3.0 m at a grade of 15%, as will be the secondary drifts that will provide access to the stopes.

Waste rock from development will be used for backfill in the cut-and-fill mining. Later in the mine life, when a shortage of waste rock for backfill occurs, borrow surface till will be used for backfill. If waste rock cannot be used underground immediately as backfill, it will be transported to the surface where it will be placed on one of four of temporary surface waste rock management facilities. These facilities will be located close to backfill raises, which continue to surface, from which the waste will be subsequently dumped back down underground for use as backfill.

Fresh air is distributed throughout the mine via a “pull” ventilation system, which uses one fan per vein to pull the air into the mine through near vertical raises and the decline. From the raises, the fresh air is directed to the working places via secondary fans and ducting.

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Production currently comes from the Frea (60%) and HVS (40%) veins at a rate of 500 t/d (MSC, pers. comm.). MSC is planning to increase daily throughput up to 1,500 t/d once the Kospi vein is added to the Mineral Reserves and the life-of-mine (LOM) plan (Table 19-1). MSC has not updated their 1,500 t/d LOM plan that was provided to AMEC in May 2007. Consequently, AMEC re-built a 750 t/d LOM plan based on the initial mining sequence provided by MSC and depleted the orebody until current mineral reserves are exhausted.

Nominal ore extraction rate will be 750 t/d over 365 days per year. Productivities were calculated by MSC staff according to the characteristics of each stope. AMEC has reviewed those calculations and is in agreement with them.

Mine life was estimated at nine years from the day the production started (Month 1 of Year 1). This also represents the end of the capital period.

According to the metallurgical testwork on the HV and Frea veins, oxide content should not exceed 10% of the mill feed. MSC does not expect different values for the Kospi vein.

The development schedule was formulated to shorten the pre-production period and minimize capital costs. The pre-production period is considered to end when the mill is able to process 750 t/d generated from the daily stope throughput complemented by the ore stockpiled on surface during the pre-production period.

The mine development includes a number of key pieces of infrastructure (e.g. sumps, pump station, explosive magazine, etc.). The three portal locations selected for the HV, Frea and Kospi ramps were driven into the side of hills to reduce the size of surface excavation required and took into consideration geotechnical aspects in order to minimize adverse ground conditions that would slow down the rate of advance or significantly increase the ramp development costs.

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Table 19-1: LOM Plan (prepared by AMEC, based on MSC initial mining sequence and depletion of mineral reserves).

	Year 1 (2007)*	Year 2 (2008)	Year 3 (2009)	Year 4 (2010)	Year 5 (2011)	Year 6 (2012)	Year 7 (2013)	Year 8 (2014)	Year 9 (2015)	Year 10 (2016)	Total
Tonnes mined	112,000	284,000	297,000	288,000	289,000	275,000	285,000	299,000	177,000	80,000	2,386,000
Ag grade (g/t)	528	422	452	394	360	331	583	431	405	479	430
Au grade (g/t)	6.49	5.37	5.77	6.47	5.75	7.12	11.21	7.32	4.80	6.46	6.79
Ag metal (g)	59,382,000	120,033,000	134,326,000	113,345,000	103,897,000	90,762,000	166,262,000	128,746,000	71,808,000	38,393,000	1,026,954,000
Au metal (g)	730,000	1,526,000	1,715,000	1,862,000	1,661,000	1,954,000	3,195,000	2,187,000	850,000	518,000	16,198,000
Ag metal (oz)	1,909,000	3,859,000	4,319,000	3,644,000	3,340,000	2,918,000	5,345,000	4,139,000	2,309,000	1,234,000	33,016,000
Au metal (oz)	23,000	49,000	55,000	60,000	53,000	63,000	103,000	70,000	27,000	17,000	520,000
Mining rate (t/d)	308	778	815	788	792	752	781	819	485	220

Notes:	* (July to December); rounding of tonnes, as required by reporting guidelines may result in apparent differences between tonnes, grades, and contained metal.

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19.1.1	Geomechanical

Rockmass Classification

Detailed characterization of the rockmass in the mineralized zones is based on geotechnical mapping of the underground workings, geotechnical logging of the available cores, and a review of previous studies, which included review of geomechanical logs of the exploration drilling. MSC is using the RMR system (Bienawski, 1989) to classify the rockmass into the following structural domains:

•	ore domain II (RMR>61)

•	ore domain IIIa-IIIb (41<RMR<60)

•	ore domain IIIb-IVa (31<RMR<50)

•	hanging wall domain IIIa-IIIb (41<RMR<60)

•	hanging wall domain IIIb (41<RMR<50)

•	footwall domain IIIb (41<RMR<50)

•	footwall domain IIIa (51<RMR<60).

According to the RMR classification system, both the HVN and HVS zones show Poor to Fair quality rockmass and the Frea zone ranges from Fair to Good. The most competent ground occurs in the ore body, then in the footwall, and finally in the hanging wall. Ground conditions tend to improve with increasing depth below surface. AMEC´s visual assessment underground in May 2007 corroborates this statement.

The main rocks associated with the Frea deposit are considered to be:

•	the mineralized structure

•	the andesite that hosts the ore body

•	the sedimentary lithologies overlying the andesites

•	the basalts overlying the sedimentary rock.

Basalts have a thickness that varies from 5 m to 50 m and the thickness of the sedimentary lithologies varies from 8 m to 80 m.

Seismicity

Seismic activity in the project area is very low. A concentration of continental seismic events are located between latitudes 30° and 35° south, which is several hundred kilometres north of the project area. In general, the continental seismic activity decreases to the south and almost disappears where the project is located.

Ground support

Underground workings at HVS and Frea were toured by AMEC. Bolts and wire mesh were observed occasionally; however, no systematic bolting has been implemented

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underground. A review of ground support requirements using a graph developed for the Q system (Barton, et al., 1977) shows that southern stopes at HVS and eastern stopes at HVN are borderline cases for unsupported backs, having a Q value of 0.3 and an Equivalent Dimension of 1 (De = Span/ESR = 3/3 = 1). A stability analysis using an empirical method (Pakalnis) concludes that a 3 m span excavation is stable for RMR values exceeding 50. In AMEC’s opinion, excavations where back span exceeds 3 m and where RMR value is less than 50 should be systematically bolted using a minimum 1.8 m (effective length) bolt.

19.1.2	Mining Method

Based on the characteristics of the orebodies (dips ranging from 55º at Frea to 70º at HV), average width (from 0.6 m to 3 m) and rock mechanics properties of the ore and walls, cut-and-fill mining methods were selected as the preferred mining method. At the time of the site visit, production activities were ramping up with CF at HV and MCF at Frea. Most of the production will come from blasting “uppers” (i.e. upholes), retreating up to 50 m along strike in one blast, while a small portion of the tonnage will come from “breasting” (i.e. tunnelling).

Stope access is by ramp, promoting high productivity, high equipment utilization and providing flexibility to the operation.

Production will come from numerous mining fronts separated by 3 m thick sill pillars. Once the sill cut is completed (i.e. initial cut), subsequent cuts are drilled off, mostly with upholes (1.8 m for CF and 3.0 m for MCF) and blasting is retreated from one end of the stope to the entry point, usually on 50 m strike-length increments. A schematic of the mining sequence is displayed in Figure 19-1.

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Figure 19-1: Schematic of Mining Sequence

Where the vein is narrower than 1.5 m, jumbo drills and scooptrams cannot be used within the stope due to their width (a 1.5 yd3 scooptram is 1.45 m wide). Therefore, the ore is drilled with hand-held drills (i.e. “stopers or jacklegs”) and the broken ore is removed with small scrapers. Ore wider than 1.5 m is drilled off using a 1-boom jumbo. During the preproduction period, low-profile scooptrams (from 1.5 yd3 to 4.0 yd3) load and haul the ore out of the stopes to dump points or directly in 20 t trucks, which will transport the ore to surface. Once the pre-production period is complete, MSC plans to dump the ore in ore passes (1.8 m diameter) to a truck chute located some distance below the mining horizon.

Backfilling is an integral part of the mining cycle and can be adapted to use a mix of tailings and waste rock as fill material. One of MSC’s objectives is to dispose of tailings underground whenever possible. Backfill placement had not started at the time of the site visit as only sill cuts were being developed. MSC is anticipating use of 1.8 m diameter bored raises to deliver rockfill. Sterile material from a nearby quarry can be used in case of a lack of waste rock at the mine.

Sill pillars will be recovered at the end of a mining-block life by drilling upholes and blasting in a retreat fashion.

MSC plans to leave a 10 m thick crown pillar to minimize surface disturbance in areas where the ore extends through to surface. This translates into a 3:1 to 5:1 height to width ratio, which is higher than normally encountered in most crown pillar applications. AMEC recommends undertaking detailed geomechanical studies to optimizing the size of the crown pillars.

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Figures 19-2 and 19-3 display the stope layout and mining sequence of the HV and Frea veins whereas Figure 19-4 shows a plan view of the Kospi vein location in relations to the HV veins.

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Figure 19-2: HV (North, Central and South) Stope Layout and Mining Plan.

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Figure 19-3: Frea Stope Layout and Mining Plan

REFERENCIAS
LABORES ACTUALES
PROGRAMA 2007
LABORES PROYECTADAS
Programado para 2007:
Realizado a Agosto:

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Figure 19-4: Kospi plan view

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19.1.3	Mine Access and Development

Main access to HV and Frea is gained via two declines located in the footwall of the Frea and HVS veins. At the time of the site visit, a third decline to access to the nearby Kospi vein was being driven.

Two inclined shafts are in place at HVS and HVN; however, those shafts are no longer in use, and are now part of the ventilation network. In case of emergency, the two inclined shafts can be used as egress. Access to HVC is gained via the main ramp at HVS. MSC will also link the Kospi ramp to HVC.

Raises are being excavated using raise boring equipment to a diameter of 1.8 m and are required for mine ventilation, ore and waste passes, backfill raises and for services and secondary egress from the mine.

The ramp is located 40 to 55 m on average from the orebody (depending on the dip of the vein) and is connected to the stope via short crosscuts. Sill pillars will be created between levels as mining fronts progress from a lower level in the mine to a higher one. This stope layout can support full mechanization and it is implemented at Frea and HVS. MSC will follow the same development strategy for Kospi.

Figures 19-5 and 19-6 show isometric longitudinal sections depicting the principal accesses to stopes at HV and Frea.

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Figure 19-5: HV Stope Layout and Access

PREPARACION VETA HUEVOS VERDES - CUERPO SUR

Inclinado SUR
RB-01
CH 640
TAJEO 700 S
TAJEO 710 S
TAJEO 730 N
TAJEO 720 N
TAJEO 720 S
GALERIA 110 S
GALERIA Proyectada
VETA
Referencias:
Labores actuales
Labores proyectadas
Superficie

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Figure 19-6: Frea Stope Layout and Access

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19.1.4	Mine Equipment

Based on the selection of both mechanized and conventional cut-and-fill mining methods, the equipment that will be used during production will include 1-boom jumbo drills, haulage trucks, load-haul-dump units (scooptrams), service trucks, small trucks modified for underground use, and surface service vehicles such as 4 x 4 pick-up trucks and vans.

Diesel equipment in use at the San José property is listed in Table 19-2.

Table 19-2: Diesel Mine Equipment

Equipment		No. of Units	Power (bhp/unit)
Haulage Trucks	20 t	3	420
Scooptram	1.3 yd3	4	70
Scooptram	2.2 yd3	2	131
Scooptram	4.5 yd3	2	190
Scooptram	7.0 yd3	1	320
Development Jumbo	Single Boom Hydraulic	2	65
Pick Up Trucks	Assigned to mine operations	8	100

In AMEC’s opinion, the equipment listed in Table 19-2 is adequate to sustain a 750 tpd mining rate. The equipment requirements for a 1,500 t/d mining rate were not evaluated by AMEC and no list was provided by MSC.

19.1.5	Dewatering and Fresh Water

The HVN and HVS mining areas are currently producing water at the rate of about 8 to 9 l/s each on a relatively consistent basis, with mining ongoing. Ground water inflow is more significant at Frea (up to 20 l/s), where uninterrupted water flows mainly from the back area.

The dewatering process is similar at the three veins visited:

The exploration drifts are sloped to the decline access points to promote natural drainage.

Mine water is pumped to the sump using Flygt 7 hp Type H submersible pumps and 76 mm diameter HDPE pipes.

Flows are pumped to surface using a Grindex 50 hp submersible pump with a 100 mm diameter discharge pipe. Discharge flows by gravity drainage through a drainage ditch to settling ponds and the discharge pond.

There will be a surplus of fresh water coming out of the mines. The excess fresh water from HV and Frea will be pumped to an intermediate storage basin (“Lagoon #4 Fresh Water”) before being pumped to the mill. It is estimated by MSC that 87m3/h of fresh water will be required by the process plant.

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19.1.6	Mine Ventilation

Argentinean regulations for underground mine ventilation are not as prescriptive as in other South American countries; therefore, MSC has elected to use guidelines from Peru. The mine ventilation system for the HV and Frea mines has been planned to support the fleet of diesel equipment as well as to provide adequate ventilation for drilling and other activities.

The airflow volumes for the underground mines (HV and Frea) are designed at 80 m3/s (170,000 cfm) each. AMEC examined recent airflow surveys at the mine (Table 19-3) and found them to be in compliance with the design guidelines used by MSC (~3 m3/min/bhp).

Fresh air for the HV and Frea veins is distributed throughout the mine via a “pull” ventilation system with fans located on surface at the collar of the ventilation raises. Fresh air enters the mine through a 1.8 m ventilation raise (~28 m3/s) and the ramp (~33 m3/s). Exhaust routes include a return air ventilation raise (~47 m3/s), a backfill raise (~7 m3/s) and the inclined shaft at HVS (~7 m3/s) or a second ventilation raise at Frea. Within the mine, air is directed as required through the use of ventilation doors, regulators, and secondary fans with ducting.

In AMEC’s opinion, the airflow distributed throughout the mine is adequate to sustain the current rate of production throughout the planned life of mine.

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Table 19-3: Ventilation Airflow Survey (After MSC, April 2007)

Mine Air Flow Surveys
Description	Quantity	Power per unit	Air Flow requirements	Utilization Factor	Calculated	Total Required	Measured	Compliance
		bhp	m3/min		Air Flow (m3/min)	Air Flow (m3/min)	Air Flow (m3/min)
Level 423 S (FREA)
Hombres / Guardia	5		3	0.8	12
Scoop Toro 006	1	230	3	0.7	483	1125	1009	90%
Camion Volvo	1	420	3	0.5	630
Ramp 8 to 9 (FREA)
Hombres / Guardia	5		3	0.8	12
Scoop Toro 006	1	230	3	0.7	483	1125	1046	93%
Camion Volvo	1	420	3	0.5	630
Level 480 S (FREA)
Hombres / Guardia	5		3	0.8	12
Scoop 151	1	118	3	0.6	212.4	224	276	123%
Ramp 5 to 6 (Huevos Verdes)
Hombres / Guardia	8		3	0.8	19.2
Scoop Toro 006	1	230	3	0.7	483	1258	1477	117%
Camion Volvo	1	420	3	0.6	756
Level 423 N (FREA)
Hombres / Guardia	5		3	0.8	12
Scoop Toro	1	230	3	0.7	483	1125	1046	93%
Camion Volvo	1	420	3	0.5	630
Level 480 N (FREA)
Hombres / Guardia	6		3	0.8	14.4
Scoop 151	1	118	3	0.6	212.4	227	276	122%

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19.1.7	Mine Compressed Air

Compressed air is required in the mine for operation of hand-held drills, air diamond drills, ANFO loaders, blow pipes, tugger hoists, chute cylinders, and raise boring.

One compressor, installed at the Tehuelche Ramp (HV) delivers 750 cfm at 100 psi, whereas the second compressor (located at the Guer Aike Ramp near Frea) develops 1,900 cfm at 100 psi.

In AMEC’s opinion, the installed compressed air capacity is sufficient to sustain the current production rate throughout the planned life of mine.

19.1.8	Mine Power

Connection to the national grid was deemed non-feasible during the 2005 Feasibility Study due to its inadequate and unreliable supply capacity. Consequently, electrical power is provided by an on-site, diesel-fired power generating station. The power generating plant consists of four generators, each capable of providing 1,600 kW of power (at 50Hz). Under normal operations three generators provide approximately 4,800 kW, thus allowing one generator on standby. This approach allows for maintenance of the generators without affecting the power supply.

One diesel storage tank provides diesel fuel to the power generating station. It is located north of the power plant and has a capacity of 510 m3, which is sufficient fuel to meet the demand for approximately 20 days.

The power distribution system is distributed at a medium voltage (6.6 kV) extending to each of the facilities where secondary transformers will reduce the voltage to 400 kV. Additional distribution to other on site locations and underground is through a combination of underground duct banks and overhead power lines.

Selection of the on-site power generating system was based on the estimated project energy requirements as listed in Table 19-4.

In AMEC’s opinion, the installed power capacity is sufficient to sustain the current production rate throughout the life of mine.

Table 19-4: Planned Electrical Consumption

Area	Peak Load MW
Processing Facility	3
Mine	2
Infrastructure	1

Total	6

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19.1.9	Infrastructure and Ancillary Buildings (Facilities, Fire Protection, Communication, Security)

The overall site plan covering all planned facilities is shown in Figure 19-7 It identifies the principal existing and planned facilities including the surface tailings impoundment, camp, processing facility, support buildings and mine portals, camp and core shack.

Camp and Other Buildings

From the exploration stages of the San José project to date, camp facilities have been expanded to accommodate approximately 500 personnel, including visitors, vendor representatives, etc. The majority of personnel in the mine and the plant work rotating shifts, with approximately 50% of these employees being off-site at any given time. The actual on-site population will be approximately 350 individuals at any given time and will not require further additions to the existing camp.

Other buildings on site include a medical clinic, a security building, a maintenance shop, a change house, mine and process facility warehouses, core shack and an administration building.

New offices were being built during AMEC’s site visit. MSC is anticipating moving into those new offices before the end of 2007.

Fire Protection

Water for fire protection is fed from the fresh water storage pond to a pump station that includes an electrical principal pump and a diesel-driven backup pump in case of electrical system failure. The system water pressure is maintained at 825 kPa (120 psi) and was designed for a flow of 60 l/s (1,000 USGPM) at a test pressure of 1,380 kPa (200 psi).

Communications

MSC has installed a satellite-based telephone/data/internet communication system that is adequate for the production operation. MSC also has equipped its pick-up trucks with a site radio system.

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Figure 19-7: Mine Site Infrastructure Layout (After MSC, 2007)

DETALLE
GRAPHIC SCALE
1 : 5000

LEYENDA	
ITEM	DESCRIPCION
1	ALMACENAMIENTO DE MINERAL
2	CHANCADO PRIMARIO Y SECUNDARIO
3	ALMACENAMIENTO DE FINOS
4	PLANTA CONCENTRADORA (GEKKO)
5	AMPLIACION FUTURA (PLANTA CONCENTRA.)
6	ESPESADOR – 13.00 m DIA.
7	TANQUE AGUA RECUPERADA – 6.00 m DIA.
8	CASA DE FUERZA (USINA)
9	TRANSFORMADOR – AREA MOLIENDA
10	SALA ELECTRICA – AREA MOLIENDA
11	TRANSFORMADOR Y SALA ELEC. – CHANCADO
12	LABORATORIO
13	SALA DE COMPRESORES PLANTA
14	TANQUE COMBUSTIBLE 3 – 4.60 m DIA.
15	BALANZA DE CAMIONES
16	TANQUE COMBUSTIBLE 2 – 10.00 m DIA.
17	TANQUE COMBUSTIBLE 1 – 10.00 m DIA.
18	TANQUE AGUA POTABLE
19	TANQUE DE AGUA FRESCA
20	SUBESTACION DE ELECTRICA
21	GRIFO
22	TALLER DE MANTENIMIENTO
23	ENGRASE
24	GOMERIA
25	LAVADERO DE CARROS
26	SUBESTACION ELECTRICA
27	OFICINAS
28	ALMACENAMIENTO ABIERTO MINA
29	ALMACEN DE PLANTA
30	ALMACEN FUTURO
31	AMPLIACION FUTURA (TALLER DE MANT.)
32	DEPOSITO DE RELAVES FLOTACIÓN
33	PRESA DE SEPARACIÓN
34	DEPOSITO DE RELAVES CIANURACION
35	DEPOSITO DE EXPLOSIVOS (EXISTENTE)
36	DEPOSITO DE EXPLOSIVOS
37	PORTAL RAMPA FREA
38	CASA DE LAMPARAS – FREA
39	AREA COMPRESORES RAMPA FREA
40	SUBESTACION DE SUPERFICIE MINA – FREA
41	ALMACENAMIENTO DE MINERAL (EXISTENTE)
42	ALMACENAMIENTO DE DESMONTE (EXISTENTE)
43	EDIFICIO DE SEGURIDAD
44	PORTAL RAMPA SUR
45	CASA DE LAMPARAS – HUEVOS VERDES
46	S.E. DE SUPERFICIE MINA HUEVOS VERDES
47	AREA COMPRESORES RAMPA SUR (EXISTENTE)
48	CAMPAMENTO
49	TANQUE DE GAS (EXISTENTE)
50	PLANTA DE TRATAMIENTO-CLOACALES (EXIST.)
51	CASETA DE SEGURIDAD (EXISTENTE)
52	CANCHA DE FUTBOL (EXISTENTE)
53	ALMACEN GENERAL (EXISTENTE)
54	CORE SHACK (NUEVO)
55	CORE SHACK (EXISTENTE)
56	TANQUE DE AGUA (EXISTENTE)
57	CAMPAMENTO "B" (EXISTENTE)
58	CAMPAMENTO "A" (EXISTENTE)
59	PLANTA POTABILIZADORA (EXISTENTE)
60	CAMPAMENTO "C" (EXISTENTE)
61	COCINA– COMEDOR (EXISTENTE)
62	GIMNASIO POLIDEPORTIVO
63	VESTIDORES (EXISTENTE)
64	SALA DE CAPACITACION
65	DORMITORIOS (EXISTENTE)
66	SUBESTACION ELECTRICA
67	CLINICA

minera santa cruz

MINERA SANTA CRUZ S.A.
PROYECTO SAN JOSE

ARREGLO DE PLANTA
UBICACION GENERAL

GMI

160668-410-2-P-001 B

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Security and Fencing

The terrain around the project site is mostly flat, treeless, and easy to monitor. Consequently, MSC has chosen not to fence the entire property, but has erected security fencing around key facilities. Security personnel are stationed at key access points to control ingress/egress and conduct regular vehicle patrols.

In AMEC’s opinion, the number and functionality of buildings and offices, the fire protection system, the communication system and the overall level of security on site are adequate to sustain the current production rate throughout the life of mine.

19.1.10	Roads

The main access road to the project and key secondary roads around the site have already been constructed and will only require regular maintenance to keep them in good condition. Some local access roads to individual facilities will be constructed as part of the capital project or upgrade. These roads will be built to very similar standards as the mine haulage roads.

The mine haulage roads provide access from the HV and Frea portals to the ore stockpile at the process facility and temporary rock stockpile facilities. In the future, it is anticipated the existing road will be used to link up to the Kospi portal in 2007. The roads handle haul truck traffic transporting both ore and waste, and general surface traffic such as personnel transport, maintenance, supplies, etc.

19.1.11	Waste Rock and Temporary Ore Storage

The original concept was to use tailings underground as backfill, but because of economic constraints this plan was abandoned. Similarly, the original idea of permanently storing waste rock on the surface was also discarded, and all this material will be utilized as backfill; therefore, these temporary storage facilities will be very dynamic (i.e. material coming in and going out at the same time). The design took into account containment of the maximum projected tonnes during the life of the project. Four temporary waste rock storage facilities are located near backfill raises for easy loading for underground backfill. The maximum anticipated volume of waste rock on the surface is approximately 250,000 t, requiring an area of about 4.1 ha for temporary storage.

All waste rock storage facilities are stacked at angle of repose (approximately 37º) to a maximum height of between 10 m and 15 m. The stability of the waste rock facilities is not an issue, due to their limited height. The short cycle time of waste rock on the surface will minimize the acid generation potential by rainfall infiltration.

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Until commissioning of the mill is complete, the mine production is stockpiled temporarily at three locations on site. During the site visit, MSC personel estimated that 70,000 t of ore from development and stoping activities are currently stockpiled.

19.2	Markets

A refining contract is being negotiated with Argor-Heraeus SA, a company based in Switzerland. This is a one-year contact that can be renewed on, or before, the expiry date. In AMEC’s opinion, the clauses contained in the contract are reasonable and provide a market for the gold and silver produced from the San José property.

19.3	Contracts

MSC indicated that no contractors will be employed for the operation of the San José property.

Specialized activities such as, but not limited to, diamond drilling, raiseboring and equipment maintenance will be carried out by contractors or sub-contractors. Existing contracts with those specialized contractors were not verified by AMEC.

19.4	Environmental Considerations

At closure, most of the project infrastructure will be dismantled; the waste rock stored temporarily on surface will be backfilled to the mine workings and the tailings facility will be capped with an impermeable layer of cement-mixed tailings. Some of the roads will be closed, but many will be left open to provide access for longer-term monitoring. Employment levels are expected to fall at closure.

Permitting

The Environmental and Social Impact Assessment (ESIA) for the San José Project, forms the principal input for permitting the Project. The ESIA has been designed to fulfill the legal requirements in Argentina and also to comply with the procedures of evaluation that are widely accepted internationally regarding environment and social protection measures. The ESIA has been structured according to the Argentinean national mining law, which the province of Santa Cruz has adhered to. The Provincial Department of Mining is the lead permitting agency.

The ESIA is fully documented in the Feasibility Study (AMEC, 2005).

A detailed characterization of the environmental (physical and biological) and socioeconomic aspects of the project area was developed through studies which began in 2002 and were completed in 2005. Most of the baseline studies were developed and concluded by local professionals.

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MSC disclosed that no additional permits were required to upgrade the operation from 750 t/d to 1,500 t/d; they plan to send the updated information to the Provincial Department of Mining by year-end.

Closure Plan

The conceptual mine closure plan includes the following activities:

All surface structures and installations will be removed, except those necessary to support the ongoing monitoring activities.

The ramps will be closed and secured to avoid any unauthorized access.

Water derivation channels will be conditioned for long-term use.

During the last year of operation, the flotation tails will be mixed with higher cement content and spread over the entire tailings facility to provide an impermeable and physically strong cap. The minimum cover thickness will be 1 m.

A monitoring program will be executed together with the authorities and the community to guarantee that the physical and chemical stability is achieved.

19.5	Taxes

To assist with evaluation of taxes applicable to the project and exchange issues MSC retained PricewaterhouseCoopers (PWC, 2005). There are five taxes at the federal level that will be applied to the project and are of primary concern:

•	corporate income tax

•	value-added tax (IVA using the Spanish acronym)

•	export tax

•	debits and credits tax

•	“Bienes Personales” (Personal Assets) tax.

In addition, the Mining Investments Law exempts mining companies from payment of two taxes:

•	import duty

•	assets tax.

The following taxes have been accounted for in the operating costs:

•	social security

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•	energy

•	gas

•	oil

•	Hazardous materials.

Corporate Income Tax

According to MSC and PWC the general Argentinean tax rate applicable to the project will be 35% (PWC, 2005). Furthermore, a corporate income tax rate of 35% is presented on the Argentinean embassy in Canada website. AMEC has applied a corporate income tax rate of 35% in the financial analysis.

The tax procedures allow for the carry-forward of losses for a period of up to five years.

In addition to the accelerated depreciation regime, two additional specific benefits related to the income tax are available under the Mining Investment Law:

Environmental Deduction

Article 23 allows, for tax purposes, the deduction of an Environmental (Mine Closure) Allowance. This deduction cannot exceed 5% of the mining and milling operating costs plus the non-mining-related administrative expenses in any given year. This benefit is incorporated into the cost model. The non-mining-related administrative expenses used for the calculation base are estimated as the following proportion: (Administrative Expenses * Milling Operating Costs) / (Mining and Milling Operating Costs).

Double Deduction of Exploration Costs

An additional tax benefit granted by the Mining Investment Law (Article N° 12) is the double deduction, for tax purposes, of the exploration costs incurred between the registration of MSC as a mining company in Argentina (April 2002) and the completion of the Feasibility Study (October 2005). Canon and other minor administrative items are not eligible for double deduction. In the financial model, accumulated eligible exploration costs are double deducted in the first year of production (2007).

Value Added Tax (IVA using the Spanish Acronym)

The general IVA rate in Argentina is 21%, although other rates are also applicable for certain services such as telecommunications, electricity, water and gas (27%), and the purchase or definitive import of certain capital goods (10.5%).

In Argentina, mining companies that export 100% of their production can take advantage of the following IVA benefits:

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Exploration IVA recovery

Mining companies can ask for reimbursement of the IVA paid as a result of the purchase of goods and hiring of services applied to mining exploration. IVA fiscal credits can be requested after 12 months of their inclusion in the tax affidavits. This stage of IVA recovery expired with the completion of the Feasibility Study in 2005.

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Early IVA recovery (or IVA Financing)

Mining companies are eligible to recover in 60 days the IVA paid as a result of the purchase and/or imports of equipment and infrastructure. Alternatively, mining companies can finance the payment of IVA derived from the purchase and/or imports of equipment and infrastructure with a local financial institution (interest is paid by the Argentine government up to 12%). These benefits, which cannot be combined, apply during the construction period.

IVA reimbursement to Exporters

Exporters can recover almost immediately the IVA they pay for the purchase of goods and services applied to the export activity. This benefit will be enjoyed by MSC during the production and export period.

With regards to the IVA to be paid during the construction period, the model in the Feasibility Study assumes that IVA will be recovered in 2 months; however, after the beginning of production no assumption has been made in the cash flow model for carrying IVA incurred in one year to the next one because IVA will be in general recovered almost immediately since its accrual. Hence, all operating costs have been estimated without IVA.

Export Tax

In Argentina, the export of doré bars is subject to a 5% export tax.

Debits and Credits Tax

This 0.6% tax applies to bank transactions (debits and credits). Up to 34% of the tax paid can be computed as a tax credit in the income tax and can be carried forward.

There are some exemptions such as: transfers between current accounts of the same company, credits in current accounts originated in bank loans regulated by Law No 21.526, and credits in current accounts as a result of exports.

This tax was included in the economic model and was estimated as 0.6% of Net Operating Costs. Conversely, a tax credit of 34% of the tax paid was also considered.

“Bienes Personales” (Personal Assets) Tax

This tax is applied to the shareholders’ equity of MSC at a 0.5% rate and is payable by MSC’s shareholders. If shareholders are non-residents of Argentina, then MSC has the obligation to pay the corresponding tax on behalf of non-resident shareholders.

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Import Duty

Article No°21 of the Mining Investments Law grants the exemption of import duties, including the “Tasa de Estadistica”, to the import of capital goods, special equipment, spare parts, and certain supplies included in a list prepared by the Federal Mining Secretariat. In the cost model, imports to be made by MSC are assumed to incorporate this benefit.

Assets Tax

Payment of this tax is exempted for mining companies, according to Article 17 of the Mining Investment Law.

19.6	Capital Costs

The total estimated capital cost to design and build the facilities described in the 2005 Feasibility Study amounted to US$61.3 M (AMEC, 2005). A recent capital cost update provided by MSC shows an increase of 68%, to US$102.9 M (see Table 19-5); however this includes the development of the Kospi Vein, which AMEC has not considered as part of the mineral reserves. The MSC capital cost estimate covers the direct field costs of executing the project, plus the indirect costs associated with design, procurement, and construction efforts, and includes contingency and working capital.

AMEC has reviewed these capital costs and determined that of the US$102.9 M, approximately US$12.3 can be attributed to the development of Kospi and the expansion to a 1,500 t/d mining rate and therefore the total estimated capital costs for the San José Project are approximately US$90.6 M (an increase of about 48% above that estimated for the 2005 Feasibility Study). Some of this increase may be attributable to material changes in the scope of the project relative to the facilites described in the 2005 Feasibility Study. Such changes include the implementation of different process plant design and location, and future expansion allowances

In light of the inclusion of the Kospi Mineral Resource into Mineral Reserves, MSC is considering re-evaluating the concept of installing a power line in order to reduce operating costs; this has not been included in the financial analysis in this report.

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Table 19-5: Summary of Capital Costs by Work Area

WBS	Description	2005 Cost Estimate (US$ x 1,000)	MSC 2007 Cost Estimate (US$ x 1,000)	Capital Expenditures Beyond May 2007 (US$ x 1,000)
100	Underground Mine Facilities	2,149	1,912	483
200	Process facility	15,260	24,746	4,696
400	Site and Services	7,655	13,677	3,141
500	Tailings & Waste Rock Management	1,050	4,160	1,845
600	Ancillary Facilities	1,214	3,259	1,361
900	Indirect Costs	4,293	6,752	2,181
1000	Contracted Indirect Costs	4,031	3,235	395
2000	Owner Direct Costs	7,523	17,336	2,651
3000	Owner Indirect Costs	10,273	25,543	1,787

Subtotal		53,447	100,620	18,540

9600	Working Capital	1,400	1,500	1,500
9800	Contingency	6,413	783	783

Total Capital Cost		61,260	102,903	20,823

Note: *Excludes development of Kospi and change to 1,500 t/d mining rate

Remaining Initial Capital beyond May 2007

The San José mine is approaching the start of production. Therefore, a large portion of the capital costs are sunk. The sunken capital costs are removed from the initial capital; however, the sunk costs are not completely ignored. The allowable depreciation in each year is computed using the total capital expenditure. The remaining initial capital cost budget provided by MSC is US$20.8 million.

Working Capital Allowance

Working capital is considered to be a temporary use of funds, incurred at the start-up of operation, and intended to fund mining and production operations until the receipt of revenue. However, all working capital is theoretically recovered at the end of the project. The working capital provided by MSC is equivalent to two weeks of revenue at US$1.5 million. This estimate is slightly low, but does not have a material impact on the NPV calculation.

Sustaining Capital

Sustaining capital costs, proposed by MSC are detailed in Table 19-6. MSC is planning to install a power line in order to reduce operating costs. AMEC has chosen not to include the proposed power line in the financial model since its impact on operating cannot be quantified at present.

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Table 19-6: Sustaining Capital Costs

	2007 (US$ x 1,000)	2008 (US$ x 1,000)	2009 (US$ x 1,000)	2010 (US$ x 1,000)
Exploration	3,400	4,000	4,000	4,000
Operative	5,400	3,800	3,800	3,800
Mill Improvements	2,500	2,500	—	—

Total	11,300	10,300	7,800	7,800

The estimate was prepared based on the work breakdown structure, the list of commodities and estimate cost code developed for the San José project, and on AMEC internal cost estimating guidelines.

The equipment and material prices have been supported by formal quotations, budgetary quotations, telephone quotations, in-house data and site investigations.

All-inclusive labour rates were calculated using typical Argentinean wages and benefits blended with appropriate labour levels to derive acceptable crew mixes.

MHC, who owns 51% of MSC, does have prior experience with some aspects the Gekko technology on one of the Peruvian operations and this, as well as the preliminary assessment study results (Gekko, 2007) led to the decision to advance the San José project to construction based on the Gekko flow sheet in the absence of a detailed feasibility study on the process. San José is the first application of Gekko’s ILR system and direct electrowinning to a high silver-gold sulphide concentrate as well as the first use of the Gekko resin column in a scavenger mode. There is often some potential for unanticipated throughput and recovery loss and high operating cost risk exposure and learning curves typically associated with the commissioning a relatively new process concept or application that is progressed to construction in the absence of feasibility-level definition. Based on its review of the Gekko testwork and engineering, AMEC assesses these risks to exceed that of normal unanticipated start-up issues and there are some specific aspects of the flow sheet that may require additional capital cost, modification and time following start-up in order to achieve the design 750 t/day throughput and planned recoveries and operating costs.

AMEC has not assessed or costed these risks in detail but has included an additional sustaining allowance provision of $5 M over years 1 and 2 to cover potential unanticipated and unspecified modifications to the milling and concentrate leaching and recovery circuits that could be required (Table 19-6).

Salvage Value and Reclamation

Potential salvage value of equipment was not included in the cash flow calculation. A total of US$3.3 M is allocated to site reclamation; which according to the current resource estimate would commence in 2012.

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19.7	Operating Costs

Operating costs were provided by MSC. AMEC reviewed the information and agrees with the cost structure presented by MSC.

The operating costs include all costs required to produce at a rate of 750 t/d, including all mine development (e.g. ramps, ventilation raises, backfill raises, etc.). These costs have been prepared using Q2 2007 US$ and exclude:

•	contingency

•	allowance for escalation

•	value-added (IGV) taxes

•	import duties

•	commercial fees and expenditures.

The operating cost estimates have been assembled by area and component, based on estimated staffing levels, consumables and expenditures according to the original mine plan and the modified mineral process design (i.e. including the “Gekko” process). There is often some potential for unanticipated operating cost risk exposure associated with the commissioning a relatively new process concept that is progressed to construction in the absence of feasibility-level definition. Based on its review of the Gekko testwork and engineering, AMEC assesses these risks to exceed that of normal unanticipated startup issues. The production ramp-up is taking longer than initially planned because of problems associated with the implementation of the Gekko process and MSC should anticipate higher unit costs than AMEC used in the financial analysis. The mining costs displayed in Table 19-6 were not changed to reflect the updated LOM plan suggested by AMEC (i.e. 750 t/d production rate); however, in AMEC’s opinion the impact of those changes is relatively minor in nature (i.e. less than 5%). Refining costs are detailed in the financial analysis in Section 19-8. The average cash operating costs are estimated at US$94/t of ore processed, or U$235/oz AuEq as summarized in Table 19-7. This table shows an increase of approximately 18% (US$14/t or US$35/oz AuEq) in operation costs from the 2005 Feasibility Study.

Table 19-7: Summary of Averaged Cash Operating Costs by Area

	Annual Cost (US$ x 1,000)	Unit Cost (US$/t processed)	Unit Cost (US$/oz AuEq.)
General & Administration	7,296	27.02	67
Mining	13,344	49.42	124
Process	4,740	17.56	44
Total	25,380	94.00	235

The operating costs include those costs required to produce at a rate of 750 t/d, including all mine development costs (e.g. ramps, ventilation raises, backfill raises, etc.). These costs have been prepared using Q2 2007 US$ and exclude: contingencies, allowances for

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escalation, value-added taxes and import duties, and commercial fees and expenditures. The average cash operating costs are estimated at US$94/t of ore processed, or U$235/oz AuEq.

Refinery Contract

Refinery (Smelter) terms used for the cash flow calculations are based on the Argor-Heraeus Refining Contract. The smelter terms are consistent with industry standards and are considered in the cash flow calculations.

19.8	Economic Analysis

19.8.1	Introduction

The San José project has been evaluated on a project stand alone, 100% equity-financed basis as requested by Minera Andes.

The results of the economic analysis represent forward-looking information as defined under Canadian securities law. The results depend on inputs that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

19.8.2	Basis of Financial Analysis

San José has been evaluated using a discounted cash flow analysis. Cash inflows consist of annual revenue projections for the remaining mine-life. Cash outflows such as sustaining capital, operating costs and taxes are subtracted from the inflows to arrive at the annual cash flow projections. Annual net cash flow (NCF) projections are then discounted for time and risk and summed to arrive at a net present value (NPV).

19.8.3	Metal Prices

The San José mine produces a doré containing both gold and silver. Long-term metal prices were selected to reflect industry standards. The long-term metal prices are presented in Table 19-8.

Table 19-8: Long-Term Metal Prices

Metal	Units		Price
Gold	US$	/oz	575
Silver	US$	/oz	9.0

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19.8.4	Principal Assumptions for Evaluation

Inflation

The cash flow analysis uses “constant dollars”. That is, no inflation of prices or costs was applied for the cash flow. This corresponds with mineral industry practice.

Currency

The analysis is in constant second quarter (Q2) 2007 US dollars.

Financing

The analysis was performed on 100% equity financing basis. No debt financing was considered.

19.8.5	Cash Flow and NPV

Cumulative undiscounted cash flow and net present value (NPV) results for various discount rates are presented in Table 19-9. A summarized cash flow table is presented in Table 19-10.

Table 19-9: San José NPV (Base Case 8%)

After Tax	Units		‘000
Cumulative Undiscounted Cash Flow	(US$	)	149,535
NPV 5%	(US$	)	109,315
NPV 8%	(US$	)	91,279
NPV 10%	(US$	)	81,166
NPV 15%	(US$	)	61,026

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Table 19-10: San José Cash Flow Summary

Metal Prices	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Price Au (US$/ounce)	575	575	575	575	575	575	575	575	575	575
Price Ag (US$/ounce)	9	9	9	9	9	9	9	9	9	9
Production and Sales
Production Mined & Processed (tonnes)	112,429	284,119	297,383	287,535	288,944	274,530	285,017	298,820	177,168	80,134
Au (g/tonne)	6.49	5.37	5.77	6.47	5.75	7.12	11.21	7.32	4.80	6.46
Ag (g/tonne)	528	422	452	394	360	331	583	431	405	479
Au Recovery (%)	83.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%
Ag Recovery (%)	87.0%	88.0%	88.0%	88.0%	88.0%	88.0%	88.0%	88.0%	88.0%	88.0%
Total Sales (US$)	26,152,632	55,950,669	62,746,219	59,834,212	54,086,232	55,626,431	95,502,549	69,172,281	32,430,519	18,389,810
Cost of Sales
Total Cost of Precious Metals Sales (US$)	(1,874,353)	(2,638,475)	(2,679,537)	(2,526,820)	(2,664,218)	(2,371,443)	(3,441,794)	(2,876,259)	(2,295,146)	(2,008,807)
Operating Costs
Unit Mining Cost ( $/tonne)	49.42	49.42	49.42	49.42	49.42	49.42	49.42	49.42	49.42	49.42
Unit Milling Cost ( $/tonne)	17.56	17.56	17.56	17.56	17.56	17.56	17.56	17.56	17.56	17.56
Unit G&A Cost ($/tonne)	27.02	27.02	27.02	27.02	27.02	27.02	27.02	27.02	27.02	27.02
Annual Mining (US$)	(5,556,246)	(14,041,141)	(14,696,667)	(14,209,990)	(14,279,629)	(13,567,274)	(14,085,552)	(14,767,696)	(8,755,662)	(3,960,233)
Annual Milling (US$)	(1,974,255)	(4,989,123)	(5,222,045)	(5,049,118)	(5,073,863)	(4,820,747)	(5,004,903)	(5,247,283)	(3,111,077)	(1,407,157)
Annual G & A (US$)	(3,037,834)	(7,676,884)	(8,035,288)	(7,769,201)	(7,807,276)	(7,417,802)	(7,701,166)	(8,074,123)	(4,787,090)	(2,165,227)
Net Operating Costs	(10,568,336)	(26,707,148)	(27,954,000)	(27,028,309)	(27,160,768)	(25,805,823)	(26,791,621)	(28,089,101)	(16,653,828)	(7,532,617)
EBITDA (US$)	13,709,943	26,605,046	32,112,683	30,279,083	24,261,247	27,449,164	65,269,134	38,206,921	13,481,545	8,848,386
Income Tax Allowable Deductions
Royalties (US$)	(430,152)	(926,209)	(1,054,761)	(1,004,429)	(886,027)	(929,791)	(1,700,737)	(1,178,639)	(515,386)	(288,124)
Export Tax (US$)	(1,271,595)	(2,753,957)	(3,095,388)	(2,950,408)	(2,657,672)	(2,740,351)	(4,721,967)	(3,411,673)	(1,577,431)	(876,482)
Debits and Credits Tax (US$) - 34% Tax Credit	(41,851)	(105,760)	(110,698)	(107,032)	(107,557)	(102,191)	(106,095)	(111,233)	(65,949)	(29,829)
Double Deduction Depreciation (US$)	(25,949,614)
Environmental Deduction (US$)	0	0	0	0	0	0	0	0	0	0
Amortization (US$)	(1,042,328)	(2,634,057)	(2,757,031)	(2,665,732)	(2,678,796)	(2,545,162)	(2,642,388)	(2,770,355)	(1,642,524)	(742,923)

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Depreciation (US$)	(33,957,000)	(33,957,000)	(33,957,000)	0	0	0	0	0	0	0
Taxable Income Before Loss Adjustment (US$)	(48,982,596)	(13,771,938)	(8,862,194)	23,551,482	17,931,195	21,131,670	56,097,947	30,735,020	9,680,256	6,911,028
Loss Carry Forward Adjustment (US$)	0	0	0	(23,551,482)	(17,931,195)	(21,131,670)	(9,002,381)	0	0	0

Taxable Income After Loss Adjustment (US$)	0	0	0	0	0	0	47,095,566	30,735,020	9,680,256	6,911,028
Payable Tax (US$)	0	0	0	0	0	0	(16,483,448)	(10,757,257)	(3,388,090)	(2,418,860)
Capital Cost
Remaining Initial Capital (US$)	(20,823,000)
Sustaining Capital (US$)	(11,300,000)	(10,300,000)	(7,800,000)	(7,800,000)
Working Capital (US$)	(1,500,000)									1,500,000
Reclamation Costs (US$)										(3,300,000)
total (US$)	(33,623,000)	(10,300,000)	(7,800,000)	(7,800,000)	0	0	0	0	0	(1,800,000)
Cash Flow	(21,678,214)	12,464,637	19,994,810	18,362,076	20,554,583	23,624,188	42,202,233	22,690,817	7,900,717	3,419,724
										149,535,57
Cumulative Cash Flow (US$)	(21,678,214)	(9,213,577)	10,781,233	29,143,309	49,697,893	73,322,081	115,524,313	138,215,130	146,115,847	1

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19.8.6	Sensitivity Analyses (Metal Price, Capex, Opex)

The sensitivity analysis was performed on the Base Case NPV using an 8% discount rate. Positive and negative variations, up to 30% in either direction, were applied independently to each of the following parameters.

•	gold price

•	silver price

•	capital cost

•	operating cost.

The results of this analysis demonstrate that the project’s financial outcome is most sensitive to variation in gold price and silver price. The next most sensitive parameter is the operating costs. The capital cost is the parameter studies which had the least impact on the sensitivity of the NPV. Sensitivities are shown in Figure 19-8.

Figure 19-8: NPV Sensitivity Analysis

19.8.7	Payback

The cash-flow model was created on a moving forward basis. This implies that all of the capital already spent is considering sunk and was not included in the required initial investment. Therefore, the payback period for the remaining initial investment is 2.5 years. It is important to note that the sunk costs on this project are substantial.

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19.9	Mine Life

All mine plans submitted by MSC show an increase in annual throughput, with the most recent plan confirming the increase from 750 t/d to 1,500 t/d starting in July 2008, made possible by the inclusion of the Kospi vein; however, this scenario was not considered in this report.

Based on the June 30th, 2007 MRMR provided by MSC, AMEC has estimated a LOM of nine years, based on a mining rate of 750 t/d (refer to section 19.1 Mine Design and Production Schedule). This includes a ramp-up period in Year 1 (2007), a ramp-down period starting in Year 9 (2015) and mining out current mineral reserves during the beginning of Year 10 (2016). AMEC recommends updating the economic assessment before Year 10 to confirm the ramp-down period and the end of mining at the San José property.

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20.0	INTERPRETATION AND CONCLUSIONS

20.1	Introduction

AMEC reviewed pertinent geological, mining and metallurgical data from the San José Project to obtain a sufficient level of understanding to assess the status of the project as of the effective date(s) of this report. The following is a list of general conclusions made by AMEC during its review:

20.2	Geology and Mineralization

Most of the known mineralized occurrences in the San José District, as well as in other locations throughout the Deseado Massif, are hosted in Mid- to Upper Jurassic volcanic rocks of the Bajo Pobre and Chon Aike Formations. Significant portions of the host rocks are covered by Cretaceous sediments and Tertiary basalts and outcrops of vein mineralization are only present in erosional windows through the overlying rocks. The frequency of vein outcrops in these windows makes the San José area an excellent target for discovery of additional blind epithermal veins, breccia and stockwork hosted gold and silver mineralization.

Mineralization identified to date on the Property are low-sulphidation epithermal quartz vein, breccia and stockwork systems accompanying normal-sinistral faults striking 330° to 340°, and conjugate dextral faults striking ~300°. Dips are variable; however two of the main veins (Huevos Verdes—North, South and Central segments and Frea) average ~60°, mostly dipping to the southeast, whereas Kospi dips around 70° to the southwest. Vein lengths and thicknesses at the principal veins are variable, including 400 m of strike and 0.5 to 4.0 m thicknesses at HVN; 520 m of strike and 0.5 to 3.0 m thickness at HVS; 400 m of strike and 0.5 to 5.0 m thickness at HVC; 600 m of strike and 0.5 to 7.0 m thickness at Frea; and 1,100 m of strike and 0.3 to 9.5 m thickness at Kospi.

Previous work by Dietrich et al. (2004) has identified two principal factors that appear to control mineralization at the Huevos Verdes vein system, and probably many of the other targets at San José, including Frea and Kospi. The most important controls are regional and local structures, which governs the formation vein structures and the creation of open space during the mineralizing event. Less dominant, but also important, is a litho-stratigraphic control where certain horizons favoured the opening of fractures.

20.3	Assaying, QA/QC and Data Verification

The Alex Stewart Laboratory in Mendoza was used as the primary laboratory for most of the recent drilling. The check assays were conducted at ALS Chemex in La Serena, Chile. Samples were assayed at both laboratories for Au and Ag and a suite of 12 elements including Cu, Pb, Zn, and As by an ICP method. AMEC has visited the Alex Stewart laboratory and ALS Chemex preparation facilities in Mendoza in 2005 and found

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equipment, assaying and QA/QC procedures to be appropriate. AMEC has reviewed the QA/QC procedures in place and the results and consider the Au and Ag assays, which support the mineral resource and reserve estimates at San José to be sufficiently precise and accurate to be used for Au and Ag resource and reserve estimation purposes.

Four phases of independent project verification have been undertaken on the San José project between 2001 and 2007. These include:

Verification included laboratory visits (2001 and 2005), independent sampling of the core (2001 and 2004), drill collar location verification (2004 and 2007), down hole survey review (2005 and 2007), density review (2005 and 2007), geological interpretation review (2007), database auditing (2005 and 2007). In addition, reviews of the QA/QC data (blanks, standards, pulps and duplicates) were undertaken in 2004 and 2007. These checks indicated that the data were sufficiently free from error to support resource estimation.

20.4	Mineral Resources and Reserves

The current block models for these veins were developed using industry-accepted methods. AMEC validated the model estimates, and after some adjustments for tabulation errors at Huevos Verdes and Frea, found them to reasonably estimate grade and tonnage. The mineral resource estimates are compliant with CIM Definition Standards for Mineral Resources and Mineral Reserves as incorporated by reference in NI 43–101. AMEC notes, however, that the resource classification criteria applied are genereous and are at the limit of what AMEC would qualify as reasonable. AMEC also notes biases of 18% and 21% for gold and silver, respectively, at HVS. Even larger biases are observed at HVrml. This may not have a material impact at the scale of the property, but it will have a large impact locally.

A portion of these Measured and Indicated Mineral Resources at the HVN, HVC, HVS and Frea Veins have been converted to Proven and Probable Mineral Reserves and incorporated into a LOM plan. The Kospi vein, since its discovery in late 2005, has added significantly to the mineral resource base that was used for the 2005 Feasibility Study.

During AMEC’s review of the MSC mineral reserves, some adjustments were required (e.g. dilution, mining recovery, sill pillar), which are not considered to be materially different from what was stated by MSC. The mining plan provided by MSC for the Huevos Verdes, Frea and Kospi veins, is based on minimum mining widths of 1.0 m for CF stopes and 1.5 m for MC&F stopes. Unplanned dilution of 12% and mining recovery of 95% were used by AMEC to convert Mineral Resources into Mineral Reserves. These factors are different to the previously used factors (i.e. 15% unplanned dilution used during the 2005 Feasibility Study and Technical Report and 98% mining recovery currently used by MSC). Based on visual observation at the mine, AMEC agrees with the reduction in unplanned dilution (from 15% to 12%) but found no basis to justify a higher mining recovery (98%). Stopes have been outlined according to a cut-off value of US$94/t, while also considering key mining criteria such as minimum mining width, equipment selection and stope access. AMEC has

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lowered the mining recovery factor to 75% and increased dilution to 25% for planning sill pillar recovery. In addition, a 10 m crown pillar has been left in areas where the ore reaches surface; this material is not included in the Mineral Reserves.

In some areas the mineral resources remain open along strike, or at depth. Additional drilling is recommended to further delineate these zones and potentially add them to existing resources.

Prior to the next update of the resource model, several database and modelling issues should be addressed to improve the accuracy of the estimate. Most of these issues were uncovered during AMEC´s involvement with the audit and the review of the geological model and supporting database. A list of recommendations to improve future models is provided in Section 21.

20.5	Exploration Potential

On the basis of the available information, AMEC has prepared an estimate of potential tonnages and grades at the Odin and Ayelén veins, and at the NW and SE extensions of the Frea Vein. The total potential tonnage on the three zones ranges from 1.6 Mt to 3.4 Mt, with grades ranging from 6 g/t to 11 g/t Au, and from 200 g/t to 700 g/t Ag. AMEC should emphasize that this estimate is based on specific assumptions and is conceptual in nature. There has been insufficient exploration to define a mineral resource in these areas, and it is uncertain if further exploration will result in the target being delineated as a mineral resource

20.6	Mine Development and Mine Plan

On 26 June 2007 MSC commenced pre-production at San José at a rate of 500 t/d.

Based on the current mineral reserves and a 750 t/d mining rate, mine life is estimated at approximately nine years (ending in 2016). Production over the LOM will come from five areas: HVS, HVC, HVN, Frea and Kospi. Initial production comes from the Frea (60%) and HVS (40%) veins. MSC is planning to increase daily throughput to 1,500 t/d in the second half of 2008; however this scenario has not been considered in this report.

The HV complex, Frea and Kospi veins are accessed via separate declines from surface. At the time of the visit, the Kospi decline was advanced down over 100 m; ground conditions were adverse and MSC had to install steel arches to prevent subsidence of the back and walls. MSC anticipates ground conditions to improve at depth. The Frea vein is currently being mined by the MCF (mechanized cut-and-fill) method whereas most of the HV vein is being mined by the CF (conventional cut-and-fill) method due to narrower vein widths than at Frea. It is anticipated that MCF will be implemented for the Kospi deposit, once the characteristics of the vein are better understood.

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A 1-boom jumbo is used for development and production drilling in wider stopes (i.e. over 1.5 m); otherwise, hand-held drills (i.e. “stopers”) are used for production drilling. Ore haulage to the ore passes is by scooptrams ranging from 1.5 yd3 to 4.0 yd3. Current haulage is performed by trucks via the ramp to surface. Transportation of the ore from the mine is via 20 t capacity fixed-body surface-type dump trucks hauling directly from the mine to the processing plant.

Waste rock from development will be used for backfill in the cut-and-fill mining. Later in the mine life, when a shortage of waste rock for backfill occurs, then borrow surface till will be used for backfill.

Fresh air is distributed throughout the mine via a “pull” ventilation system, which uses one fan per vein to pull the air into the mine through near-vertical raise-bored raises and the declines.

According to the RMR classification system, both the HVN and HVS zones show Poor to Fair quality rockmass and the Frea zone ranges from Fair to Good. The most competent ground occurs in the ore body, then in the footwall, and finally in the hanging wall. Ground conditions tend to improve with increasing depth below surface. Visual assessment underground corroborates this statement. Bolts and wire mesh were observed occasionally; however, no systematic bolting has been implemented underground. In AMEC’s opinion, excavations where back span exceeds 3 m, and where the RMR value is less than 50, should be systematically bolted using a minimum 1.8 m (effective length) bolt.

Connection to the national power grid was deemed non-feasible during the Feasibility Study due to its inadequate and unreliable supply capacity. Consequently, electrical power is provided by an on-site, diesel-fired power generating station. The power generating plant consists of four generators, each capable of providing 1,600 kW of power (at 50Hz). Under normal operations, three generators provide approximately 4,800 kW, thus allowing one generator on standby.

An annual refining contract with Argor-Heraeus SA that is under negotiation will provide a market for gold and silver produced from the San José property.

20.7	Metallurgy and Processing

The Gekko based process plant currently being commissioned by MSC incorporates changes to the original feasibility study design, and it is the first application of the process on a continuous basis in this configuration, at this scale and on this type of mineralogy. AMEC considers the testing completed on this process to be at a pre-feasibility level. MHC´s prior experience with the Gekko ILR technology as well as the preliminary assessment study results led them to decide to advance the San José project to construction based on the Gekko flowsheet without any need for further assessment or a detailed feasibility study on the process.

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AMEC believes the test work generally confirms the amenability of the HV, Frea and Kospi veins to either the original feasibility flotation-leaching or the Gekko GFIL flowsheets. In general the veins are metallurgically similar.

Concentration testwork results indicate the ore is amenable to either flotation only treatment, as contemplated in the original feasibility study, or gravity-flotation treatment as planned now, and no effect on recovery should be expected if operated without gravity; however, AMEC believes the addition of gravity provides a more robust flowsheet.

AMEC has identified some potential issues with the Gekko test work which relate to the plant process design criteria and implementation of the as-built Gekko process. These, as well the fact that the process is being put into production without completion of a detailed feasibility study, results in an increased risk that the recoveries indicated in the following laboratory batch scale testwork will not be achieved in the plant currently being commissioned.

The current flowsheet is based on a primary grind size of P80 110 µm. AMEC believes testwork indicates a grind size of P80 75 μm is required for efficient concentration and cyanidation. This appears to be supported by commissioning plant data AMEC reviewed.

Based on laboratory leach results Gekko concluded the San Jose GF concentrates are amenable to intensive cyanidation, using the Gekko In-Line Leach reactor. However no actual test or pilot work was conducted in an In Line leach reactor and AMEC believes there is additional recovery risk associated with implementing continuous in-line leaching based on batch leach test work results.

Gekko reported concentrate cyanidation test work gave average gold and silver leach extractions of about 95-97%, in 24 to 48h. AMEC notes the reporting time of 24 -48 h, is longer than a 9 h residence time planned in the actual Gekko process. Silver-sulphide dominant mineralization similar to the flotation concentrate typically requires extended leach times (48h) to achieve efficient silver extractions. Consequently the indicated test work leach extractions should be treated with caution as AMEC believes actual Gekko plant leach recoveries will be lower than this. This is supported by current commissioning performance.

AMEC regard only the final 48 h testwork leach extractions reported by Gekko for HV and Frea as reasonably accurate as they are determined by fire assay. The intermediate silver leach extractions and profiles of these tests are unusual for undetermined reasons. Consequently AMEC does not consider this data reliable to project silver leach extractions at the planned 9 h Gekko residence time. AMEC recommend this work is redone. Leach testwork subsequently completed on Kospe by TECSUP exhibits more typical extraction profiles.

AMEC notes that because of the concentrate mineralogy, thiocyanate and ferrocyanide species may also accumulate in the leach solutions planned to be recirculated. Solution

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bleed requirements do not appear to have been considered during testing and should be assessed during commissioning, and it could result in an unanticipated increase in cyanide consumption and cyanide destruction operating costs. This may also reduce electrowinning efficiency, increase soluble recovery loss and lower dore quality during ramp-up.

There is often some potential for unanticipated throughput and recovery loss and high operating cost risk exposure and learning curve typically associated with the commissioning a relatively new process concept or application that is progressed to construction in the absence of feasibility level definition. Based on its review of the Gekko testwork and engineering, AMEC believes these risks exceed that of normal unanticipated start-up issues and there are some specific aspects of the flowsheet that may require additional capital cost, modification and time following start up in order to achieve the design 750 t/day throughput and planned recoveries and operating costs.

AMEC has not assessed or costed the above risks in detail but have included an additional sustaining capital provision of $5 million in the project cash flow over Years 1 and 2 to cover potential unanticipated and unspecified modifications to the milling and concentrate leaching and recovery circuits that could be required to achieve the recoveries ultimately expected. AMEC has also used a reduced recovery of 75% Au and 65% Ag in the initial year of operation based on current plant performance described in 16.5.3.

AMEC expects that once required modifications are made to the process plant the planned throughput and recovery indicated by the feasibility study of about Au 90% and Ag 88% will ultimately be achieved.

Plant commissioning was initiated in July 2007, but the ramp-up is taking longer than initially planned because of commissioning and operational issues problems associated with the implementation of the Gekko process, which are still being resolved. During AMEC´s visit the plant was still being commissioned and operating at a lower throughput and recovery than planned. Plant throughput and recovery continued to improve from August to September under Gekko´s supervision, but AMEC expects modifications will ultimately be required to the process plant to achieve the planned throughput and recovery.

Plant accountability based on physical production declined from 88% in August to 80% in September. AMEC regard this as low and should be investigated.

AMEC´s analysis of plant grind and throughput performance indicated the existing ball mill is too small to achieve the 750 t/d throughput and P80110 microns grind planned. At the planned grind AMEC expect the mill throughput will on average be about 88% of planned throughput.

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AMEC also believes that the planned P80110 microns product size does not provide an optimum recovery and recommends 74 microns is considered. Overall AMEC believes additional grind capacity will be required to achieve the recoveries planned.

Flotation recovery was sacrificed by operating at higher concentration ratios and grades because Gekko reactor throughput-residence time limitations resulted in low gold and silver leach recoveries. The average overall gravity-concentration ratio was about 20 (or 5 wt% recovery versus design of 12 wt%). The September plant data AMEC reviewed indicates 15 wt% weight recovery would provide a better recovery.

In September leach extractions of about Au 85% and Ag 75% respectively were achieved at reduced throughput. This is consistent with earlier testwork and AMEC believe the Gekko leach plant design retention time of about 9 h is too low especially for efficient silver recovery.

Soluble tailings losses, although accounting for relatively less recovery loss (6-8%), are significantly higher than planned (0.6-1%). The reasons for this include: the resin plant had not been commissioned at the time of AMEC´s review, unstable CCD wash thickener operation caused by equipment and control problems and higher than planned electrowinning barren solution grades, used as wash solution.

Generally low electrowinning cell efficiency and high levels of impurities in the sludge –doré. This may be a result of operating the electrowinning cells at ambient temperatures versus the higher temperatures for the sludging type electrowinning cells being utilized. This is currently being investigated.

20.8	Cost Estimates and Financial Analysis

The total estimated capital cost to design and build the facilities planned in the 2005 Feasibility Study amounted to US$61.3 M (AMEC, 2005). A recent capital cost update provided by MSC shows an increase of 48%, to US$90.6 M (excluding sustaining capital costs, which vary from US$14M to US$7M per year until 2010). The estimate covers the direct field costs of executing the project, plus the indirect costs associated with design, procurement and construction efforts, including contingency and working capital. Most of these costs are sunk and it is estimated that the remaining initial capital cost budget is approximately US$20.8 million.

MSC is planning to increase the mining rate to 1,500 t/d in July 2008, once the Kospi Vein mineral resources are converted to mineral reserves; however the added capital development costs for this scenario (approximately US$12.3 M) were not reviewed in detail in this report. Furthermore, if the proposed higher mining rate is achieved, MSC is considering reviewing the concept of installing a power line in order to reduce operating costs; the viability of this option has not been reviewed by AMEC and is not included in the financial analysis.

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The operating costs include all costs required to produce at a rate of 750 t/d, including all mine development (e.g. ramps, ventilation raises, backfill raises, etc.). These costs have been prepared using Q2 2007 US$ and exclude: contingencies, allowances for escalation, value-added taxes and import duties, and commercial fees and expenditures. The average cash operating costs are estimated at US$94/t of ore processed, or U$235/oz AuEq.

Refinery terms are consistent with industry standards and are considered in the cash flow calculations.

Long-term metal prices selected for the analysis were US$575 for gold and US$9 for Ag.

The project was evaluated on a stand alone, 100% equity-financed basis using a discounted cash flow analysis. Cash inflows consist of annual revenue projections for the remaining mine-life. Cash outflows such as sustaining capital, operating costs and taxes are subtracted from the inflows to arrive at the annual cash flow projections. Annual net cash flow (NCF) projections are then summed to arrive at a cumulative cash flow.

The results of the economic analysis represent forward-looking information as defined under Canadian securities law. The results depend on inputs that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here. Some of the key technical risks include: lower than anticipated metallurgical recoveries of gold and silver from the Gekko system; lower than expected mine recovery and higher than expected dilution; increases to future operating and capital costs; the fact that mineral resources and mineral reserves are estimates based on limited sampling data, interpretation of geology and assumptions applied that may change with increased exploration, development and mining; and future metal prices may change from those used in the economic model.

Net present value (NPV) results for various discount rates are presented in Table 20-1.

Table 20-1: San José NPV (Base Case 8%)

After Tax	Units		‘000
Cumulative Undiscounted Cash Flow	(US$	)	149,535
NPV 5%	(US$	)	109,315
NPV 8%	(US$	)	91,279
NPV 10%	(US$	)	81,166
NPV 15%	(US$	)	61,026

The sensitivity analysis was performed on the Base Case NPV (using an 8% discount rate). Positive and negative variations, up to 30% in either direction, were applied independently to the gold and silver prices, and the capital and operating costs.

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The cash-flow model was created on a forward-looking basis. This implies that all of the capital already spent is considered sunk and was not included in the required initial investment. Therefore, the payback period for the remaining initial investment is 2.5 years. It is important to note that the sunk costs on this project are substantial.

Based on the 2006 mineral reserves for the San José project, AMEC has calculated a LOM of approximately nine years. This includes a ramp-up period in Year 1 (2007) and a two year ramp-down period starting in Year 9 (2015) and mining out current mineral reserves during the beginning of Year 10 (2016). AMEC recommends updating the economic assessment before Year 9 to confirm the ramp-down period and the end of mining at the San José property.

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21.0	RECOMMENDATIONS

21.1	Geology Database and Resource Models

Many of the recommendations for the Huevos Verdes and Frea Zones are a result of the work done to complete the Feasibility Study in 2005 and as part of the current study and involve changes and improvements to the interpretations, the supporting database and the resource models. No specific work budget is proposed for this work (except for the twin drilling), as it is expected that these will fall under the general budget of the mining operation. AMEC recommends the following:

•

Twinning of RC Drilling: An appropriate number of RC drill holes should be twinned with core holes in improve the confidence level of the use of this data in the resource estimate. Of particular concern are RC holes EP-70, 74, and 85, which appear to be smearing gold grades downhole. Additional core holes in the vicinity of these blocks, accompanied by an appropriate QA/QC program will assist in improving the confidence level in these blocks. AMEC recommends that approximately 10% of the RC holes used in the resource estimate (3 holes) should be twinned and the appropriate statistical reviews completed.

•

Evaluation of Decay or Cyclicity: This study should be completed on all RC data incorporated into the current resource estimate to determine if downhole contamination has occurred at various contacts or during rod changes. This will assist in improving the quality of the database the accuracy of future resource estimates.

•

Twinning of Pre-2004 Core Drilling: Most holes drilled prior to 2004 lacked an appropriate QA/QC program in order to be able to comment on the accuracy and precision of this data. AMEC understands that sufficient archived core, pulps, and rejects are not available from these programs. Therefore, during the next drilling program, a representative percentage of these core holes, especially those incorporated into the resource model, should be twinned with a new core hole. AMEC recommends that approximately 10% of the pre-2004 core holes used in the resource estimate (3 holes) be twinned and the appropriate statistical reviews completed.

•

Continued Underground Drilling: In order to assist with mine planning and short term resource models, a continued aggressive underground drilling program should be in place. In addition, portions of the Huevos Verdes (North, Central, and South) and Frea Zones are open in several directions and drilling is recommended to outline additional high grade shoots that could be accessed and potentially mined, from the proposed underground workings. It is recommended that once this underground infrastructure is completed, drill stations should be established underground to complete the majority of this drilling. Even though this drilling is warranted it is not budgeted at this time until access is in place.

•

Collar Surveying: AMEC´s previous (2005) review of collar coordinates revealed nine holes in the Frea and Huevos Verdes zone with elevation differences between the collar and topography which exceed 2.0 m. In addition, the surveyed locations of

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several trenches show some inconsistencies with the interpreted surface projection of the vein. Although the probable impact of these surveying related issues on the resource estimate is minimal, AMEC recommends that MSC review the topography and the collar/trench locations to determine if any checks or re-surveying are required. Of particular concern is Frea core hole SJD-87, which appears to have a surveying related error resulting in a “hole” in the block model. This should be investigated immediately and addressed during the next resource model update.

•

Downhole Surveying: AMEC reviewed the downhole survey files to check for abrupt azimuth or dip changes that may suggest the presence of false deviations from magnetic interferences or inappropriately collected readings. AMEC found several survey measurements in 2005 which should be addressed. These surveys should be reviewed to see if bad readings should be removed from the database.

•

Geological Interpretations: All cross section interpretations should show the subdivided host rock types (flows, tuffs, breccias, etc) and structural data. This will assist in overall interpretations, especially since lithology is presumed to play a role in focusing mineralized shoots. MSC should ensure that there is consistency between core logging programs, and if needed, re-log holes that show inconsistencies. The Jurassic–Cretaceous/Tertiary boundary should be modelled with more care, as the contacts in many of the holes defining this boundary are not modelled appropriately. In addition, the conglomerate, sedimentary and basalt contacts within this package should be modelled more accurately, since there will be certain on-going mine design and geotechnical implications as the project advances.

•

Interpretation of Mineralization: MSC should review the mineralization and its controls in more detail, with specific attention towards identifying the locations of mineralized shoots. If appropriate, future resource models might attempt to domain these shoots to constrain the model and reduce the potential impact of smearing high grade outside of the shoots.

•	Oxide Domain: An oxide (and transition) domain should be modelled at each of the principal mineralized zones. This will have metallurgical and mine planning/scheduling implications.

•	Database Construction: A more rigorous double data entry system should be implemented during database construction, regarding down hole deviation measurements and geological codes.

•

Density Determinations: No density values have been determined separately for the oxide mineralization and for the purposes of this model the values obtained from the primary (unoxidized) mineralization for Huevos Verdes, Frea and Kospi have been applied to this mineralization. AMEC understands that the volume of oxidized mineralization is minimal and will not substantially affect overall tonnage; however MSC should ensure that an appropriate number of determinations are collected from this style of mineralization for future resource model updates.

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•

Underground Sampling: MSC should continue to monitor and improve the underground channel chip sampling protocols. All channel chip sample lines should continue across the entire width of the drift and include intervals of hanging and footwall lithologies for dilution analysis. Minimum individual sample size should be maintained around 0.5 to 1.0 m.

•	Resource Estimation: Gold and silver are biased high at HVS and HVrml. The cause of the bias needs to be identified and mitigated.

•

Resource Classification: For San José veins, AMEC’s view is that the sample spacings currently being used for the Indicated category are the maximum that could be allowed. This relates to the ability to determine the tonnage of mineable ore and adequately delineate the boundaries of the ore shapes (i.e. modelling the geometry of the veins). Subsequent to additional drilling and/or underground development, MSC should consider re-running the variography and constructing a new resource model to see if the resource classification can be improved.

21.2	Mining

AMEC recommends the following:

•	Implement a more transparent process for conversion of Mineral Resource to Mineral Reserves, specifying category, dilution and mining recovery parameters used by stope.

•	Update the economic assessment before Year 9 to confirm the ramp-down period and the end of mining at the San José property.

•	Assess mining method alternatives for the recovery of sill pillars, which will likely encounter adverse ground conditions.

•	Evaluate the operating cost savings that will be generated by connecting to the power and the associated capital expenditures.

•

Ensure all permits or authorizations have been received and that a detailed mine plan incorporating schedule and costs are completed prior to increasing the production throughput from 750 t/d to 1,500 t/d.

•	Excavations where back span exceeds 3 m and where RMR value is less than 50 should be systematically bolted using a minimum 1.8 m (effective length) bolt.

21.3	Metallurgy and Processing

AMEC recommends the following:

•	The metallurgical laboratory is not commissioned. AMEC understands the completion of this facility is being prioritized because it will assist in ongoing plant commissioning.

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•	There is little surge capacity in the concentrate handling slurry systems and it is recommended this is reviewed.

•	Flotation concentrate pumping capacity should be upgraded.

•	There is no system for handling flotation concentrates currently being produced and consequently this is labor intensive. This should be reviewed.

•

AMEC believes a gravity Falcon and flotation flowsheet is capable of achieving similar recoveries to the more complex Gekko Jig-Falcon gravity system and flotation flowsheet. AMEC recommends the recovery benefits of utilizing the Gekko Jig plant are reviewed in future plant trials relative to the ongoing operating and maintenance costs of operating this equipment.

•	Most process control was being done manually due to unstable plant operation. The control philosophy should be reviewed.

•	AMEC recommend a detailed elemental analysis of the concentrate is done to identify potential smelter penalty elements.

•

Metallurgical variability test work should be completed on Kospi in the future for mine planning recovery purposes. Au and Ag recoveries in flotation tests indicated that ore type is more dependent on rock type and mineralization than head grade.

•	Comminution test work be completed in the future for benchmarking mill throughput and mine planning purposes.

•	In earlier test work concentrate pre-aeration was shown to reduce cyanide consumption. This should be reviewed as it is not included in the current plant design.

•

AMEC recommend additional test or plant work is conducted in the area for grind-recovery optimization because the plant design grind size of 110 microns does not appear to be the optimal grind size for any of the veins that will be processed.

•

Gekko recommended operating the flotation plant only with a stronger PAX collector during the initial plant operation to help overcome some of the recovery GFIL loss indicated. This should be reviewed to consider including a supplementary collector that assists recovering tarnished silver.

•

During AMEC´s site visit some poor sample preparation practices associated with the mill feed head sample were noted which could be expected to introduce some sampling assay bias and should be corrected.

•

A possible source of the current plant negative variance includes overstating mill feed and physical theft and AMEC recommend the plant mill feed weightometer calibration should be checked and security controls reviewed.

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21.4	Financial Analysis

On a moving forward basis, the San José project has a positive net present value. However, it is important to note that at the time of the valuation, approximately 80% of the required capital was already sunk. The current LOM plan does not recoup all of the sunk capital costs. The reserves need to be increased in order to recover all of the sunk capital.

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22.0	REFERENCES

Anglogold website, 2005. www.anglogold.com.

Barrick Gold Corporation, 2005. Annual Report 2004, on website: www.barrick.com.

Barton, et al., 1977, Barton, N. Lien, R. and Lunde, J., 1977. Estimation of support requirements for underground excavations, Proceedings 16th symposium on Rock Mechanics, Minneapolis, USA

CIA, 2005, www.odci.gov/cia/publications/factbook/geos/ar.html.

CIM, 2004. CIM Definition Standards on Mineral Resources and Reserves, Prepared by the CIM Standing Committee on Reserve Definitions.

CIM, 2004. CIM Definition Standards on Mineral Resources and Reserves, Prepared by the CIM Standing Committee on Reserve Definitions.

Cinits, R., Ansell, S., and Blower, S., 2002. Resource Estimate for the El Pluma/Cerro Saavedra Property – Santa Cruz Province, Argentina, Technical Report prepared for Minera Andes Inc., Snowden M.I.C.

Cinits, R., Taylor, G., Colquhoun, W., Brisebois, K., and Elfin, S., 2005: Technical Report on the San José Property – Santa Cruz Province, Argentina, Effective Date 11 November 2005: a report for Minera Andes Incorporated, prepared by AMEC (Peru) S.A., Project 149301.

Cinits, R., Rocque, P., Colquhoun, W., and Marinho, R., 2007: Technical Report on the San José Property – Santa Cruz Province, Argentina, Effective Date 30 June 2007: a report for Minera Andes Incorporated, prepared by AMEC (Peru) S.A., Project 155720.

Cooke, D.R. and Simmons, S.F., 2000. Characteristics and genesis of epithermal gold deposits, in: SEG Reviews in Economic Geology, Vol. 13, p. 221-244.

Dietrich, A., Gutierrez, R., and Nelson E. P., Colorado School of Mines, October 2004. CSM-MHC Research Project – Geological Analysis of Mineralization at San José District, Argentina, 1st Year Annual Report 2003 – 2004.

Erickson, G.e., Cunningham, C.G. and V.R. Eyzaguirre, 1995. Models of precious metal deposits in the Neogene and Quaternary volcanic complex of the Central Andes, in: Sociedad Geologica del Peru, Volumen Jubilar Alberto Benavides, October 1995, p. 103-125.

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Gaines, R.V. et al. 1997, Dana’s New Mineralogy: The System of Mineralogy of James Dwight Dana and Edward Salisbury Dana, 8th Edition

Gekko, 2007, Hochschild – San José Testwork Report version 1.0, In-house report prepared by Gekko Systems for Hochschild, March 16, 2007

Geological Society of America Denver Annual Meeting, 2004. Abstract Geological Setting and Characterisitcs of Volcanic-Hosted Epithermal Quartz-Ag-Au Veins, San José Mining District, Patagonia, Argentina. Paper No. 148-2.

Hedenquist, J.W., Arribas Jr., A. and Gonzalez-Urien, E., 2000. Exploration for epithermal gold deposits, in: SEG Reviews in Economic Geology, Vol. 13, p. 245-277.

Joint Ore Reserves Committee (JORC), 2004. Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves. Report of the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia.

Joint Ore Reserves Committee (JORC), 2004. Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves. Report of the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia.

Journel, A.G. and Huijbregts, Ch.J., 1978. Mining Geostatistics, London: Academic Press.

Kesler, S.E., Campbell, I.H., Smith, C.N., Hall, C.M. and Allen, C.M., 2005. Age of the Pueblo Viejo Gold Silver Deposit and its Significance to models for high sulphidation epithermal mineralization. Econ Geol. 100:253-272.

Meridiangold website, 2005. www.meridiagold.com.

Minera Andes Inc., 2007: Management’s Discussion and Analysis of Financial Condition and Plan of Operations: unpublished report to Toronto Stock Exchange 15 May, 2007, 7 p., accessed 3 July 2007, www.sedar.com.

Minera Andes, 2004. Annual Report 2004 – On the Road to Production.

Minera Santa Cruz S.A., 2007: Reporte Recursos y Reservas Minerales, Proyecto San Jose, Santa Cruz-Argentina, Junio 2007.

PricewaterhouseCoopers, 2005, “Financial Model San José Project – Draft Version” Memo, dated August 22, 2005 by Sergio Testoni (PricewaterhouseCoopers) provided to Fernando Garcia (MSC)

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Puerta, A., 2005. Mineral Resources Report, San José Silver & Gold Property, Santa Cruz Province, Argentina, in-house report prepared for Minera Santa Cruz, SA.

Puerta, A., 2006 Mineral Resources Report, San José Silver & Gold Property, Santa Cruz Province, Argentina (Reporte Recursos Y Reservas Minerales, Oyecto San José, Oyecto San José, Santa Cruz – Argentina) in-house report prepared for Minera Santa Cruz, SA.

Reddy, D., 2001. Pluma Saavedra Project Review Report, Santa Cruz Province, Argentina, AMEC in-house report U731A prepared for Mauricio Hochschild y Compañia Ltda. S.A.C.

Setterfield, T., 1999. Report on the Saaedra West and Cerro Saavedra Areas: El Pluma/Cerro Saavedra Project, Argentina, in-house report prepared for Minera Andes, 38 pages.

Sillitoe, R.H., 1993. Epithermal models: Genetic types, geometric controls and shallow features in; Kirkham R.V., Sinclair, W.D., Thorpe, R.I. and J.M. Duke, (editors), Mineral deposit modelling, Geological Association of Canada, Special Paper 40, p. 403-417.

Vector, 2004, Estudio de Linea Base Ambiental, Plan De Trabajo, in-house document prepared by Vector Argentina S.A. for Cia Minera Santa Cruz, November 2004, Report J. 04.82.09.02.

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23.0	DATE AND SIGNATURE PAGE

The undersigned prepared this technical report titled “NI 43-101 Technical Report Update On the San José Property, Santa Cruz Province, Argentina”. The effective date of this Technical report is 1 October 2007.

Signed,

“signed and sealed”

Pierre Rocque, P. Eng.	1 October, 2007	AMEC Americas Limited
2020 Winston Park Drive, Suite 700
Oakville Ontario, L6H 6X7
Canada
“signed and sealed”

William Colquhoun,	1 October, 2007	AMEC (Perú) S.A.
(FSAIMM)		Calle Las Begonias 441, Piso 8,
San Isidro, Lima, Perú
“signed and sealed”

Emmanuel Henry,	1 October, 2007	AMEC
MAusIMM (C.P.)		Américo Vespucio 100 Sur,
Oficina 203,
Las Condes, Santiago, Chile
“signed and sealed”

Armando Simon,	1 October, 2007	AMEC
R.P.Geo, (AIG)		Avda. Apoquindo 3846, 3rd. Floor,
Las Condes, Santiago, Chile

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